SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL

CNPJ/MF 76.483.817/0001-20

State Taxpayer Number 10146326-50

Public Company - CVM 1431-1

www.copel.com copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

2008 ANNUAL MANAGEMENT AND

SUSTAINABILITY REPORT

December 2008

TABLE OF CONTENTS

1. OVERVIEW			5
1.1.	Message from the C.E.O.	5
1.2.	Strategic Frame of Reference	7
1.3.	Strategy and Analysis: corporate management aimed at sustainability	7
1.4.	Subsequent Facts	9
1.5.	Corporate Sustainability Goals	9
1.6.	About the Annual Management and Sustainability Report	12
1.7.	Organizational Profile	14
1.8.	Operational Structure	17
1.9.	COPEL’s Products: Market Share	27
1.10.	Capital Raising in 2008 for Projects and Programs	27
1.11.	Corporate Responsibility and Commitment to Stakeholders	27
1.12.	Main Certifications and Accolades	30
2. CORPORATE GOVERNANCE			31
2.1.	Corporate Governance Structure and Best Practices	31
2.2.	Corporate Governance is Made with Energy - Main Activities in 2008	33
2.3.	General Shareholders’ Meeting	33
2.4.	Board of Directors	33
2.5.	Audit Committee	34
2.6.	Fiscal Council	35
2.7.	Board of Officers	35
2.8.	Code of Conduct	35
2.9.	Ethical Guidance Council	36
2.10.	Confidential Reporting Channel	36
2.11.	Permanent Committee for Disclosure of Material Acts and Facts	37
2.12.	Relations with Shareholders and Investors	37
2.13.	Distribution of Dividends and Interest on Capital (IOC)	38
2.14.	Shareholders’ Agreement	38
2.15.	Securities Issued by COPEL: Bovespa and Latibex Indicators	38
2.16.	Internal and External Auditing	39
2.17.	Risk Management	39
2.18.	Corporate Sustainability and Citizenship Policy: Environmental Impact Studies and Reports	40
2.19.	Information Technology	41
3. ECONOMIC AND FINANCIAL PERFORMANCE			42
3.1.	Net Operating Revenues	42
3.2.	Operating Costs and Expenses	43
3.3.	EBITDA	44
3.4.	Financial Income (Losses)	45
3.5.	Indebtedness	45
3.6.	Net Income	46
3.7.	Added Value	46
3.8.	Stock Performance	48
3.9.	Economic Value Added - EVA	48
3.10.	Expenditures in the Concession	49
3.11.	Cash Flows	50
3.12.	Default within the Power Sector	51
3.13.	Customer Default	51
4. SOCIAL AND POWER SECTOR PERFORMANCE			52
4.1.	Social and Cultural Performance	52
4.2.	Power Sector Performance	67
5. ENVIRONMENTAL PERFORMANCE			71
5.1.	Commitment to the Environment	71
5.2.	Environmental Management	71

5.3.	Biodiversity	77
5.4.	Compensatory Actions for the Use of Natural Resources and Negative Environmental Impacts	79
5.5.	Policies of Relations with Environmental and Inspection Agencies	79
5.6.	Recovery of Degraded Areas	79
5.7.	Environmental Education	81
5.8.	Environment-Oriented R&D Projects	84
5.9.	Clean Development Mechanisms - CDMs	85
5.10.	Water Consumption	86
5.11.	Power 86
5.12.	Paper consumption	86
5.13.	Use of Non-Renewable Fuel	87
5.14.	Emissions, Effluents, and Waste	87
5.15.	Environmental Licensing	90
5.16.	Management of Fines, Statements of Commitment, and Environmental Notices	91
5.17.	Environmental Indicators	92
6. SOCIAL BALANCE SHEET			96
7. GRI CONTENT AND CORRELATION INDEX			100
8. COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE			106
FINANCIAL STATEMENTS			107
Balance Sheets		107
Statement of Income		109
Statement of Changes in Shareholders’ Equity		110
Statement of Cash Flows		111
Statement of Added Value		113
NOTES TO THE FINANCIAL STATEMENTS			115
1.	Operations	115
2.	Presentation of the Financial Statements	118
3.	Consolidated Financial Statements	119
4.	Changes in Accounting Policies	120
5.	Main Accounting Practices	121
6.	Cash and Cash Equivalents	126
7.	Consumers and Distributors	126
8.	Provision for Doubtful Accounts	128
9.	CRC Transferred to the Government of the State of Paraná	128
10.	Taxes and Social Contribution	129
11.	Account for Compensation of “Portion A” Variations	133
12.	Other Regulatory Assets and Liabilities	135
13.	Guarantees and Escrow Deposits	136
14.	Other Receivables	137
15.	Judicial Deposits	137
16.	Investees and Subsidiaries	138
17.	Investments	138
18.	Property, Plant, and Equipment	145
19.	Intangible Assets	150
20.	Loans and Financing	152
21.	Debentures	158
22.	Suppliers	161
23.	Accrued Payroll Costs	162
24.	Post-Employment Benefits	162
25.	Customer Charges Due	165
26.	Research and Development and Energy Efficiency	165
27.	Other Accounts Payable	166
28.	Provisions for Contingencies	166
29.	Shareholders’Equity	171
30.	Operating Revenues	173
31.	Deductions from Operating Revenues	175
32.	Operating Costs and Expenses	176

33.	Financial Income (Losses)	182
34.	Electric Energy Trading Chamber (CCEE)	182
35.	Financial Instruments	184
36.	Related-Party Transactions	187
37.	Insurance	188
38.	Wholly-Owned Subsidiaries	190
39.	Segment Information	193

REPORT BY THE INDEPENDENT AUDITORS	195
SUMMARY OF THE ANNUAL REPORT BY THE AUDIT COMMITTEE	196
REPORT BY THE FISCAL COUNCIL ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED ON
DECEMBER 31, 2008	198
ACKNOWLEDGEMENT	199

1. OVERVIEW

1.1. Message from the C.E.O.

We are glad and proud to present COPEL's Annual Management and Sustainability Report for 2008, which has been prepared based on the strategic guidelines and the sustainability commitments adopted by the Company as a signatory of the United Nations’ Global Compact, as a member of the Global Reporting Initiative (GRI), and as a member of the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa or IBGC).

Very worthy of mention is the Company's performance in 2008, recording net income of R$ 1,078.7 million, which is a reflection of its solidity and of the special care it has received from the Government of the State of Paraná and from its Senior Management and Fiscal Council.

Other achievements include the completion, during the year, of several advances which have helped further consolidate COPEL as an organization which is fully committed to sustainability. One such achievement is COPEL’s qualifying to Corporate Governance Level 1 of the São Paulo Stock Exchange (BOVESPA), the level where its stock is now listed.

COPEL also started working on the legal and by-law aspects of creating a Chief Environmental and Corporate Citizenship Office within the structure of the Company, a measure that not only underscores but also duly formalizes COPEL's focus on a subject that is precious, strategic, and fundamental to its activities and operations.

COPEL practices, supports, and advocates sustainability, reaffirming to recognize it as the only way capable of offering society, related parties and the environment the opportunity to share in the growth and development of the Company. Thus, COPEL is committed to acting on the vision of sustainability today and tomorrow, building its strategic planning on these very principles.

Based on these principles and guided by the philosophy of growing while providing benefits and better quality of life to all with whom the Company deals, COPEL has played with zeal, dedication, and efficiency its role of fostering and promoting the social and economic development of the State of Paraná, serving the people with quality and setting the conditions for its own growth as a company, contributing to the well-being of the community of which it is a part, and yielding suitable economic and financial results to its shareholders.

We are pleased to report the letter we received from Morley Fund Management, a London-based organization which is one of the largest investment fund managers in the world, congratulating COPEL for having been chosen by the UN’s Global Compact for the "submission of a remarkable Progress Report".

We are equally proud of the UN certification received by our subsidiary Centrais Elétricas do Rio Jordão – ELEJOR, which is in charge of building, managing, and operating a hydroelectric complex in Paraná which has been recognized as a pioneering Clean Development Mechanism (CDM) project in Brazil. Thus, ELEJOR has been authorized to issue and sell carbon credits, pursuant to the Kyoto Protocol.

Also in the field of sustainable energy generation, COPEL carried out during 2008 initiatives aimed at generating energy from natural, clean, and renewable sources – other than hydropower – taking advantage of different forms of biomass, such as the pulp resulting from sugar cane processing and the methane gas obtained from the biodigestion of organic waste.

Furthermore, in 2008 COPEL was honored, for the eighth time in a row and tenth since the inception of the survey, as the most remembered company in Paraná according to the Top of Mind survey, which is traditionally conducted by the Amanhã magazine from Porto Alegre in cooperation with the Bonilha Institute. In the same survey, COPEL’s name once again was featured among the companies most concerned with social issues and the best companies to work for.

In the area of social inclusion, COPEL launched its new website with accessibility features aimed at the visually impaired, allowing them to conduct searches, find information, and request services. Under a cooperation agreement, experts from the Regional Engineering, Architecture, and Agronomy Council of Paraná (CREA-PR) will teach courses to COPEL’s employees to train them and guide them on the measures to be taken while designing facilities, planning spaces, and setting specifications for furniture and other equipment, in order to ensure easy access and safety to all people, particularly those with physical disabilities or limited mobility.

As we come to the end of this message, it is our duty to thank the Governor of Paraná, Mr. Roberto Requião, who, as representative of COPEL’s controlling shareholder, has guided the Company’s activities with zeal, social sensitivity, and attention to the public interest, combining sustainability with corporate responsibility without neglecting corporate results, in a company where efficiency, profitability, and excellence are side by side with the lowest power rates in Brazil among all major utilities.

Likewise, we would like to thank the members of the Board of Directors and of the Fiscal Council for their always dedicated and attentive work. In closing, on behalf of the entire Board of Officers, we would like to thank COPEL’s workforce for its commitment to the ideals and principles upheld by the Company and their effort towards accomplishing all the achievements discussed in this message.

Curitiba, March 20, 2009

Rubens Ghilardi
Chief Executive Officer

1.2. Strategic Frame of Reference

Vision

To be the best company in the areas in which COPEL operates and to be a reference in corporate governance and corporate sustainability.

Mission

To generate, transmit, distribute and sell power and to render related services, promoting sustainable development and maintaining a balance between the interests of the people of Paraná and the interests of shareholders.

Principles and Values

The following values underpin COPEL’s strategic, organizational, and personnel management and guide all of its internal and external actions and decisions, as well as those of its subsidiaries:

  Transparency - accounting for all decisions and actions by the Company to inform all stakeholders about their positive and/or negative aspects;

  Ethics - the result of a collective agreement which sets forth individual conducts in line with a common goal;

  Respect - regard for the fellow man;

  Social and Environmental Responsibility - conducting corporate businesses in a sustainable manner, with due respect for the rights of all stakeholders, including future generations, and committing to the protection of all forms of life;

  Safety - a safe organizational environment, which will ensure the Company’s perpetuity.

1.3. Strategy and Analysis: corporate management aimed at sustainability

COPEL has established as a priority the implementation of a corporate management model geared towards sustainability, with a view to focusing efforts on reaching and ensuring, based on COPEL's values and on optimized procedure management, balanced economic, social, and environmental results to all stakeholders, as well as the sustainable development and growth of the Company, while bringing it into compliance with international corporate governance, transparency, and sustainability standards, pursuant to its renewed commitment to the Global Compact, of which it has been a member since 2000.

In 2008, COPEL focused its efforts on achieving results in two major strategic fronts:

  operational excellence, with increased productivity and cost optimization, quality in service, and continued customer satisfaction; and

  sustainable expansion, concentrating on social and environmental investments in sync with the State Government’s objectives and on the generation of benefits to the community in Paraná, diversifying energy sources and minimizing social and environmental risks.

The focus of the Company’s corporate planning was the execution of its strategic plan, and the corporate planning activities in 2008 comprised the further analysis of the corporate map’s objectives, focusing on indicators, goals and initiatives, programs, and projects.

Based on the guidelines set by the senior management for the pursuit of productivity in the short-term and of growth in the long-term; on the excellence in costs, in the relationship with stakeholders, and in technological innovation in data, image, and voice transmission; and on new technologies for the diversification of the sources of power using renewable and non-polluting sources, COPEL reviewed its strategic map, which is shown below, to better guide the actions of the Company and the fulfillment of its vision. The map comprises five perspectives and two strategic themes: operational excellence in the Company's business and sustainable growth; these two themes are divided into 25 goals, monitored by 44 indicators and 30 corporate programs.

To improve COPEL's management model, the Company chose as a reference in 2008 the excellence criteria set by the National Quality Foundation (Fundação Nacional de Qualidade or FNQ). Thus, actions have been taken towards the review and formalization of the main corporate processes and the training of managers to carry out their activities in compliance with the FNQ excellence criteria: systemic thought; organizational learning; culture of innovation; leadership and consistency in goals; guidance by processes and information; forward-looking approach; generation of value; priority to people; knowledge about customers and the marketplace; development of partnerships; and social responsibility, with a view to fulfilling the Company’s vision by 2010.

Accordingly, COPEL held in 2008 a workshop to conduct a self-review of its management, to identify priorities for the improvement of managerial procedures and practices, and to achieve sustainable economic, social, and environmental results. At the same time, the Company’s senior management made efforts to communicate to all employees the strategies that have been set, in order to ensure their commitment to the achievement of the proposed corporate goals.

1.4. Subsequent Facts

1.4.1. Lease of the Araucária Thermal Power Plant

UEG Araucária Ltda. (UEGA), a company controlled by COPEL, signed with Petrobras a renewal of the lease of the Araucária Thermal Power Plant for three years, starting on January 1, 2009. UEGA will receive fixed monthly payments, plus additional variable payments whenever power from the facility is dispatched. Petrobras also signed a contract with COPEL Geração e Transmissão to secure operation and maintenance services for the facility, for the duration of the lease. The facility is located in the town of Araucária, in the State of Paraná, and its installed capacity is 484.15 MW. This contract may be partially or fully terminated in the event of UEGA’s successful participation in the power auctions to be conducted by ANEEL.

1.4.2. COPEL signs purchase agreements for power generated from biogas

COPEL, in compliance with CVM Instruction no. 358/2002, signed on February 3, 2009 the first agreements in the Brazilian power sector for power generated from the biodigestion of organic waste. The Company signed a total of six contracts, amounting to installed capacity of up to 524 kW (which is enough to supply one hundred average-consumption households), with four producers: Sanepar, Cooperativa Lar, Granja Colombari, and Star Milk. These contracts will be in effect until the end of 2012.

1.4.3. Creation of the Chief Environmental and Corporate Citizenship Office

After 54 years since its creation, COPEL now has a woman as one of its chief officers. Ms. Marlene Zannin has been elected for the Company's new Chief Environmental and Corporate Citizenship Office by the 175th Extraordinary Shareholders' Meeting, on March 13, 2009.This office will be charged with coordinating the social and environmental issues and activities of COPEL, focusing on social and community development initiatives and on the promotion and respect for human rights. COPEL is the first company in the Brazilian power sector to assign environmental and social isues to an exclusive chief office.

1.5. Corporate Sustainability Goals

The following table features the corporate sustainability goals set in our 2007 Annual Management and Sustainability Report and the Company's performance in pursuing these goals during 2008:

1.5.1. Performance relative to the goals for 2008

ACHIEVED GOALS

CORPORATE GOVERNANCE

Fulfillment of the criteria for the corporate governance level 1 of the São Paulo Stock Exchange (BOVESPA)

Achievement of level A+ of implementation of the GRI/G3 guidelines issued by the Global Reporting Initiative - GRI

SOCIAL PERFORMANCE

Dialogue with 10% of the Company’s registered suppliers

POWER SECTOR PERFORMANCE

Connection of 12,000 customers through the Luz para Todos (Light for All) Program

GOALS IN PROGRESS

ENVIRONMENTAL PERFORMANCE

Quantification of total consumption of materials by type

Quantification of total amount of land owned, leased, or managed for purposes of production or extraction

Quantification of business units operating/planning operations in environmentally protected or sentitive areas or their surroundings

Location and dimension of land owned, leased, or managed by the Company in biodiversity-rich habitats

Identification of all chemical spills (oil and fuel in transmission facilities)

Identification of significant environmental impacts caused by the Company’s main products and services

Identification of impacts of activities and operations on protected or sensitive areas

Preparation of objectives, programs, and goals for the protection and recovery of ecosystems and native species in depleted areas

Monitoring of greenhouse gas emissions

Conduction of studies on a) the analysis of solid waste generated and treated and/or properly disposed of (classes I, IIA, and IIB); and b) liquid effluents which are either properly disposed of, by volume, or not, by type (taking into account those of industrial nature, by volume), as well as their incorporation into the implementation processes for the Basic Environmental Plan (PBA) and the Environmental Control Plan (PCA) for COPEL’s facilities.

Development of alternative energy source projects, including the assessment of the availability of biomass throughout Paraná

SOCIAL PERFORMANCE

Identification of the impacts on human rights as part of the decision-making regarding investments and acquisitions, including the selection of suppliers and outsourced services

Description of policies, procedures, management systems, and compliance mechanisms for the observance of voluntary standards and codes regarding advertising

Identification of the number and types of violations of advertising regulations

Implementation of the Workplace Safety and Health Management Program, a control system aimed at eliminating workplace hazards, complying with the applicable legislation, training personnel, standardizing high-risk activities, conducting inspections, setting goals, and carrying out permanent campaigns, in full compliance with the guidelines of the International Labor Organization – ILO. According to the policy of implementation of the Program, each area shall undergo diagnosis, planning, periodic control, verification, annual review, and auditing

Creation of mechanisms and procedures for: a) the monitoring of actual fulfillment of obligations by suppliers of materials and services to the Company; and b) supervision of the maintenance of qualification of those already inspected and of others yet to be qualified, for non-compliance with COPEL's social responsibility criteria or with SA 8000 certification

Preparation of the records and control of the activities of the safety technicians and their inspections under the Safety and Health Portal – Hunt for the Corporate Risk program

GOALS YET TO BE ACHIEVED

SOCIAL PERFORMANCE

Achievement of a 65.5% Customer Satisfaction Index (IASC), as published by ANEEL, instead of the 75.5% set goal

Fulfillment of the criteria for continued participation in the São Paulo Stock Exchange’s Corporate Sustainability Index

1.5.2. Corporate goals set for 2009

Corporate Governance:

  fulfillment of the criteria for qualification to the São Paulo Stock Exchange’s Corporate Sustainability Index;

  auditing of the 2009 Annual Management and Sustainability Report, by a specialized independent auditing company, to assess the Company's sustainability performance, in compliance with the GRI
  (G3) guidelines and as a means of conveying management's commitment to sustainability;

  as far as the qualitative aspects of corporate management aimed at sustainability, the continued development, in compliance with the Company’s vision in 2009, of the main programs and projects of its corporate portfolio (those related to social, power sector, and environmental performance are discussed in the respective sections herein): COPEL Excellence in Management Program (Excelência de Gestão COPEL or PEG); implementation of the project management process throughout the Company; and the Integrated Corporate Risk Management Program (Programa de Gestão Integrada de Riscos Corporativos or GIRC).

Power sector performance:

  Connection of 20,000 new customers under the Luz para Todos (Light for All) Program, which was launched by the Federal Government, under Presidential Decree no. 4,783, dated November 11, 2003, and extended until 2010 under Decree no. 6,442/2008;

  as far as the qualitative aspects of corporate management aimed at sustainability: a) technological upgrade of IP networks and services and expansion of the Company’s data transmission network in connection with its telecommunications business; b) for greater availability and reliability of COPEL’s power grid: construction of transmission facilities - Basic Network and 69-kV and 138-kV Networks; upgrades in substations, transmission lines (and transformers rated 230 to 500 kV), and generation facilities; and c) increased revenues through new assets and renewable energy sources, to open new markets for COPEL's businesses.
Social performance:
  the achievement of a 71.0% Customer Satisfaction Index (IASC), as published by ANEEL;

  engagement of another 10%, comparatively to 2008, of the registered suppliers of the Company participating in its chain of production in dialogue throughout COPEL’s concession area;

  tripling of the number of visually-impaired customers who receive electricity bills in Braille, over 2008;

  training a) of customer service employees in Brazilian Sign Language to better serve hearing- impaired customers; and b) of 720 employees in accessibility awareness, through seminars, lectures, and courses conducted under a cooperation agreement between COPEL and the Regional Engineering, Architecture, and Agronomy Council of Paraná.
Environmental performance:
  Social-Environmental Urban Forestation Program: a) transfer of 15,000 seedlings to municipal governments for improved environmental quality in the municipalities within COPEL’s concession area; and b) a 54-hectare increase in green areas in municipalities within Paraná through recovery of degraded areas;

  Effluents: percentage of industrial effluents to be treated: 100%;

  Management of hazardous waste: percentage of equipment to be replaced by insulating mineral oil without PCB (askarel) in the process of power distribution and of bulbs to be decontaminated out of the total bulbs replaced by the Company: 100%;

  Control and monitoring of environmental risks and liabilities: the Company has allocated funds in the amount of: a) R$ 800,000.00, for mitigation of potential damage to the environment resulting from the handling of insulating mineral oil during power distribution operations; and b) R$ 4,178,763.00, to several programs in connection with power generation and transmission, including those regarding waterside vegetation, regularization of environmental licenses for the operation of transmission facilities, elimination of askarel use in power plants, recovery of areas degraded by solid waste and domestic effluents around power plants and employee residential areas, environmental control and education within the river basins affected by the proliferation of algae, and studies on the regularization of the disposal of coal waste and ashes from the Figueira Thermal Power Plant; and

  Energy efficiency programs aimed at developing a culture of saving power and using it rationally: quantitative goals for 2009 detailed in the table of environmental indicators in the environmental section herein.

1.6. About the Annual Management and Sustainability Report

Through the Annual Management and Sustainability Report, COPEL presents a summary of its actions and its economic, social, and environmental performance, in compliance with the transparency and social and environmental responsibility guidelines of:

  the National Electric Energy Agency, under Ruling no. 3034, dated December 21, 2006 – which provides power concession and permission holders a model for annual reports of their activities in the areas of general business, corporate governance, economic and financial performance, social and power sector performance, and environment, with focus on rendering a socially responsible public service with respect to the needs of society and meeting the regularity, continuity, efficiency, safety, and low rate requirements of the agency;

  The Global Reporting Initiative – GRI (GRI/G3 version), an organization created in 1997 and linked to the United Nations Environment Programme;

  “Making the Connection - Using the GRI/G3 Reporting Guidelines to Report on the Progress of the UN’s Global Compact”;

  the Brazilian Social and Economic Analysis Institute (Instituto Brasileiro de Análises Sociais e Econômicas or Ibase);

  Brazilian Accounting Rule – NBC T15; and

  the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).
Scope

The current report features information regarding the fiscal year of 2008, comparing them to those from the previous annual report, and is also available in English and Spanish. The main stakeholders who are expected by the Company to make use of this report are: COPEL’s internal audience, customers, suppliers, government, shareholders, society at large, and local communities.

This report will be subject to direct review by the Global Reporting Initiative, which will grade it as far as compliance with the GRI/G3 guidelines.

COPEL declares itself level “A” compliant, as shown by the following seal:

The essential and additional GRI/G3 indicators considered irrelevant to the business and to the stakeholders of COPEL are indicated in the location and correlation matrix as such. Relevant indicators with unavailable information due to lack of systematic collection until then were treated as a goal for inclusion in future reports. Except for financial statements and economic-financial performance information, which comply with Brazilian legislation, all other environmental and social indicators followed the parameters and bases for calculation set forth by the GRI/G3 protocols.

The financial statements, including the social balance sheet, also consolidate the performance of Companhia Paranaense de Gás - Compagas, Centrais Eólicas do Rio Jordão S.A. - Elejor, COPEL Empreendimentos, UEG Araucária, and Centrais Eólicas do Paraná, companies in which COPEL holds a majority interest, and, as of January 2008, Dominó Holdings S.A. (controlled jointly with other shareholders).

The Descriptions of Management Models for each group of indicators set forth in the GRI/G3 guidelines are distributed throughout this report as follows:

  Description of the Economic Performance Management Model – chapter 3

  Description of the Environmental Performance Management Model – chapter 5

  Description of the Social Performance Management Model – chapter 4

  Labor Practices and Humane Work – chapter 4

  Human Rights – chapter 4

  Society – chapter 4

  Responsibility for Products – chapter 4

The means through which stakeholders can obtain additional information about COPEL’s economic, environmental, and social aspects as well as comment or suggest improvements for the next edition of this report are listed in item 7, which covers the Composition of the Groups in Charge of Corporate Governance.

Comparability

For purposes of allowing data comparison, and in compliance with ANEEL Ruling no. 3,034, we present three-year historical data for all operational, productivity, social, and environmental indicators. Economic items feature data for the last two years in the social balance sheet.

Reliability

We have established for 2009 the goal of having all social and environmental data for the 2009 Annual Management and Sustainability Report reviewed by external organizations, in order to ensure greater transparency and credibility, with the publication of a corresponding opinion.

1.7. Organizational Profile

Companhia Paranaense de Energia – COPEL, headquartered at Rua Coronel Dulcídio, 800, Batel, Postal Code 80420-170, in Curitiba, State of Paraná, is a publicly traded mixed capital company, controlled by the Government of the State of Paraná, which is engaged, through subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, distribution, sales and transportation of energy, in any form, but particularly electric energy, and in participating, alongside other private or state-owned companies, in consortiums and other companies set up to operate in the areas of power, telecommunications, and natural gas.

1.7.1. Operational Performance

We feature below summarized data of our operational and productivity performance from 2006 to 2008. This data reflects the results achieved by the Company in accordance with its strategic planning as far as the goals of adding value to customers - offering competitive quality and price both on the captive and free markets - and the excellence in productivity and process management - ensuring a business infrastructure with adequate costs, schedules, and quality; improving the continuity, availability, and reliability of services; and managing costs and the value of processes:

Operational Performance and Productivity Indicators

	2008	2007	2006

Number of employees	8,405	8,347	8,119
Number of customers supplied (captive customers)	3,523,543	3,437,061	3,345,315
Number of customers supplied (unregulated)	14	17	16
Number of customers per employee (captive + unregulated ÷ number of employees)	419	412	412
Total Population Supplied (in thousands)	10,128	9,974	9,822
- Urban	8,745	8,578	8,411
- Rural	1,383	1,396	1,411
Number of localities served	1,119	1,116	1,111
Total available power (GWh)	44,929	42,845	39,232
Concession area (km2 )	194,854	194,854	194,854
Generated power (GWh)	20,372	18,134	10,358
Installed power plant capacity in COPEL plants (MW)	4,550	4,550	4,550
Power sold to employee ratio (MWh)	2,477	2,394	2,302
Retail market: captive + unregulated (GWh)	20,818	19,984	18,690
Billed power market: captive + unregulated + wholesale (GWh)	21,313	20,458	19,148
Power Supply (captive market) – National Market Share (%)	6.8	6.8	6.7
Power Supply (captive market) – Market Share in Southern Brazil (%)	35.1	34.2	33.9
Average Annual Rate to Final Customers (R$/MWh) (excluding PASEP/COFINS and VAT taxes)	207.60	207.48	215.60
- Residential (including low income subsidies paid by Federal Government)	254.68	254.65	271.79
- Industrial (excluding use of the power grid (unregulated customers))	182.84	181.38	185.83
- Commercial	226.19	226.67	233.60
- Rural	150.09	150.54	158.61
Purchased power (GWh)	22,857	21,736	21,413
1. Itaipu Power Plant	5,468	4,666	4,665
2. Initial contracts	-	-	-
3. Bilateral contracts (other contracts)	3,065	3,797	5,333
5. PROINFA Program	349	220	83

Operational Performance and Productivity Indicators

	2008	2007	2006

6. Agreements for Energy Trade on the Regulated Power Market (CCEAR)	13,975	13,053	11,332
Overall power losses (GWh) ( ¹) ( *)	2,111	2,561	2,553
Total power losses - percentage of power demand	8.2	8.7	8.6
Technical losses - percentage of power demand	7.0	5.3	7.5
Non-technical losses - percentage of power demand	1.3	3.4	1.1
Billed power (GWh):	21,313	20,458	19,148
Residential customers	5,379	5,143	4,826
Low income	728	754	746
Regular	4,651	4,389	4,080
Industrial customers (including COPEL Geração e Transmissão's unregulated ones)	7,955	7,740	7,200
Captive	6,770	6,278	6,021
Unregulated (supplied by COPEL Geração e Transmissão S.A.)	1,185	1,462	1,179
Commercial customers	3,967	3,722	3,407
Rural customers	1,606	1,522	1,431
Public agencies	562	533	513
Public lighting	747	725	716
Public services	579	576	574
Own consumption	23	23	23
Other utilities	495	474	458

TRANSMISSION

Operational Performance and Productivity Indicators

	2008	2007	2006

Total length (in km) of the power grid:	1,835.2	1,829.8	1,747.8
500kV	161.3	161.3	161.0
230kV	1,660.7	1,660.7	1,579.0
138kV	7.8	7.8	7.8
69kV	5.4	-	-
Number of substations:	30	30	29
500kV	4	4	5
230kV	26	26	24
Installed capacity (in MVA) of the 230 and 500 kV transmission substations (not including power plant step-up substations)	10,284.7	9,684.7	9,193
Automated substations (230 and 500 kV)	30	30	29

DISTRIBUTION

Operational Performance and Productivity Indicators

	2008	2007	2006

Total length (in km) of the distribution grid:	179,187.6	177,046.5	171,220.1
138kV	4,495.7	4,290.7	4,238.5
88kV	58.2	58.2	58.2
69kV	1,185.0	1,173.2	1,166.0
34.5kV	76,903.0	76,524.7	74,460.8
13.8kV	96,545.7	94,999.7	91,296.6
Number of substations:	344	341	338
34.5kV	238	238	237
69kV	32	31	30
138kV	74	72	71
Installed capacity of substations rated 34.5 to 138 kV (MVA)	9,195.1	8,641.5	8,469.9
Poles	2,422,197	2,353,097	2,264,214
Distribution transformers (in units)	331,601	322,115	315,289

DISTRIBUTION

Operational Performance and Productivity Indicators

	2008	2007	2006

Installed transformer capacity (MVA)	8,565	8,216	6,651
Non-automated substations (34.5 to 138 kV)	4	13	29
Automated substations (34.5 to 138 kV)	340	328	309
Switchboards	29	29	29
Sale of power to installed capacity ratio (GWh/MVA( *) no. of hours/year)	0.52	0.50	0.47
Sale of power (GWh): Percentage of total sales:
Residential customers	25.8	25.7	25.8
Low income	3.6	3.8	4.0
Regular	22.2	21.9	21.8
Industrial customers (including COPEL Geração e Transmissão's unregulated ones)	38.2	38.7	38.5
Captive	32.5	31.4	32.2
Unregulated (supplied by COPEL Geração e Transmissão S.A.)	5.7	7.3	6.3
Commercial customers	19.1	18.6	18.2
Rural customers	7.7	7.6	7.7
Public agencies	2.7	2.7	2.7
Public lighting	3.6	3.7	3.9
Public services	2.8	2.9	3.1
Own consumption	0.1	0.1	0.1
Other utilities	2.4	2.3	2.4
DEC (2)	12.18	13.54	14.79
FEC (3)	10.69	12.41	13.66

TELECOMMUNICATIONS

Operational Performance and Productivity Indicators

COPEL’s Telecommunications Infrastructure	2008	2007	2006
Length of optical cables within the main ring (km)	5,381	5,054	4,704
Length of self-sustained optical cables (km)	6,629	5,571	4,542
Cities served	197	181	170
Customers	573	504	389

(1)	OBS: COPEL’s total power losses reached 7.3% of total available power (44,929 GWh). The calculation took into account technical and commercial losses, including basic network losses and losses under contracts signed by the Company. Even though COPEL’s commercial losses are low, due to an upward trend, the Company has taken preventive measures, such as inspections to check for illegal connections throughout its concession area. As an additional preventive measure, COPEL has expanded the number of centralized measuring facilities to 7,000 locations, thus improving service to needy areas and preventing illegal connections.

(2)	DEC indicates the period of time, on average, in which each customer of a given group was deprived of power supply during the assessment period, taking into account outages at least 3 minutes long.

(3)	FEC indicates the number of outages, on average, each customer of a given group suffered during the assessment period, taking into account outages at least 3 minutes long.

(*)	Does not include basic network losses and contract losses.

1.7.2. Chart of shareholders and interests in other companies

1.8. Operational Structure

1.8.1. Generation

In 2008, in order to expand COPEL’s set of power plants, the Company incorporated the Palmas Wind Power Plant, owned by Centrais Eólicas do Paraná, located in the town of Palmas, and composed of five wind power generators with total power of 2.5 MW. COPEL has also carried on the following priority strategies:

  participation at power auctions, particularly those where projects within Paraná may be offered; and

  investment in small hydropower projects, by itself and under partnerships with private-owned companies, so as to promote sustainable development by means of the installation of projects which boost regional development.

COPEL has implemented projects and conducted improvement works in the area of power generation – specially in the Governor José Richa (Salto Caxias), Governor Bento Munhoz da Rocha Netto (Foz do Areia), and Apucaraninha Hydroelectric Power Plants – with investments of R$ 24 million, in order to ensure greater reliability in the operation of COPEL's power generation facilities (which are listed in a table in Note 1 herein) and, thus, of the entire power system.

The Company started replacing the hydrological data sensors at the telemetry stations of its main power plants with better quality ones, taking advantage of the Company's fiber optics network, and also replacing cameras for real-time water level reading. The goal is to improve the quality of the hydrological data collection and improve safety and reliability in the operation of reservoirs.

Power Trading in 2008

In 2008, in the Regulated Trading Environment (Ambiente de Contratação Regulada or ACR), COPEL acquired:

  at the auction of power from new facility Jirau Hydroelectric Power Plant: 141.60 average MW, for delivery starting in 2013, at an average price of R$ 71.37/MWh, with a 30-year term;

  at the 6th auction of power from new facilities: 51.1 average MW (thermal), for delivery starting in 2011, at an average price of R$ 128.42/MWh, with a 15-year term;

  at the 7th auction of power from new facilities: 12.5 average MW (hydroelectric – Baixo Iguaçu facility), for delivery starting in 2013, at a price of R$ 98.98/MWh, with a 30-year term, and 304.16 average MW (thermal), for delivery starting in 2013, at an average price of R$ 145.23 MWh, with a 15-year term.

In the Free Trading Environment (Ambiente de Contratação Livre or ACL), new contracts for 496.5 average MW were signed, for delivery starting in 2013 and terms of 5 years or longer.

Generation Concession

COPEL’s power generation concession is established under: (i) Concession Contract no. 188/98, signed on 08/28/1998; (ii) Concession Contract no. 45/99, signed on 06/24/1999; (iii) ANEEL Resolution no. 278/1999, published on 09/29/1999; (iv) ANEEL Resolution no. 351/1999, published on 12/23/1999; (v) ANEEL Resolution no. 114/2000, published on 04/24/2000; (vi) Concession Contract no. 125/2001, signed on 10/25/2001; (vii) ANEEL Resolution no. 753/2002, published on 12/19/2002; (viii) ANEEL Resolution no. 757/2002, published on 12/19/2002; and (ix) Concession Contract no. 001/2007, signed on 07/03/2008.

Since 1999, all the Company’s facilities whose concessions expired (nine in total) had their concession contracts extended by the granting authority for another 20 years, pursuant to the applicable legislation. The Company expects the contracts for its other facilities, which haven't expired yet, to be extended for another 20 years from the respective expiration dates. Concession contracts for new facilities, such as COPEL’s Mauá Power Plant, cannot be extended.

Information about Concession Contract no. 045/1999 is featured below:

Concession Contract no. 045/1999

Type	Power Plant	Granted	Final term	Extension	New final term

Hydroelectric	Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	Decree 72,293, dated 05/24/1973	05/24/2003	MME Ordinance no. 22, dated 01/25/2001	05/23/2023

Hydroelectric	São Jorge	Decree 75,033, dated 12/04/1974	12/12/2004	MME Ordinance no. 249, dated 04/17/2003	12/03/2024

Hydroelectric	Apucaraninha	Decree 76,432, dated 10/13/1975	10/13/2005	MME Ordinance no. 249, dated 04/17/2003	10/12/2025

Hydroelectric	Guaricana	Decree 78,238, dated 08/13/1976	08/15/2006	MME Ordinance no. 367, dated 08/18/2005	08/16/2026

Hydroelectric	Chaminé	Decree 78,238, dated 08/13/1976	08/15/2006	MME Ordinance no. 367, dated 08/18/2005	08/16/2026

Hydroelectric	Gov. Ney Aminthas de Barros Braga (Segredo)	Decree 84,209, dated 11/14/1979	11/15/2009	Under review by the MME	-

Hydroelectric	Jordão River Diversion Project	(i) Decree 84,209, dated 11/14/1979 (ii) DNAEE Ordinance no. 476, dated 06/07/1994	11/15/2009	Under review by the MME	-

Hydroelectric	Gov. José Richa (Salto Caxias)	Decree 84,680, dated 05/02/1980	05/04/2010	Under review by the MME	-

Hydroelectric	Cavernoso	Decree 85,628, dated 01/07/1981	01/07/2011	Under review by the MME	-

Hydroelectric	Rio dos Patos	Decree 89,378, dated 02/14/1984	02/14/2014	possible	-

Hydroelectric	Gov. Parigot de Souza (Capivari/Cachoeira)	(i) Decree 56,027, dated 04/23/1965 (ii) Decree 69,475, dated 10/05/1971	05/25/1995	MME Ordinance no. 195, dated 06/22/1999	07/07/2015

Hydroelectric	Mourão	Decree 53,419, dated 01/20/1964	01/26/1994	MME Ordinance no. 195, dated 06/22/1999	07/07/2015

Hydroelectric	Chopim I	Decree 53,770, dated 03/20/1964	03/24/1994	MME Ordinance no. 195, dated 06/22/1999	07/07/2015

Thermal	Figueira	(i) Decree 64,258, dated 03/21/1969 (ii) Decree 68,757, dated 06/16/1971	03/26/1999	MME Ordinance no. 195, dated 06/22/1999	03/26/2019

The Company has already requested to ANEEL the extension of the concessions for the following power plants, which are scheduled to expire in 2009, 2010, and 2011: Governor Ney Aminthas de Barros Braga (Segredo) Hydroelectric Power Plant, Jordão River Diversion Small Hydropower Project, Governor José Richa (Salto Caxias) Hydroelectric Power Plant, and Cavernoso Small Hydropower Project. Further information is available in Note 1 herein.

The following tables feature information about the concession contracts for projects in which the Company holds interests:

Concession Contract no. 188/98

Type	Power Plant	Consortium	Granted	Final term	Extension

Hydroelectric	Dona Francisca	Dona Francisca Energética SA - Dfesa	Decree 83,767, dated 07/24/1979 Decree dated 08/08/1997 Decree dated 06/15/98	08/27/33	possible

Concession Contract no. 125/01

Type	Power Plant	Consortium	Granted	Final term	Extension

Hydroelectric	Santa Clara	Centrais Elétricas do Rio Jordão - Elejor	Decree dated 10/23/2001	10/24/36	possible

Fundão

Concession Contract no. 001/07

Type	Power Plant	Consortium	Granted	Final term	Extension

Hydroelectric	Mauá	Consórcio Energético Cruzeiro do Sul	Decree dated 06/28/2007	07/02/42	not possible

ANEEL Resolution no. 278/99

Type	Power Plant	Consortium	Final term	Extension

Wind power	Palmas	Centrais Eólicas do Paraná Ltda.	09/28/29	possible

ANEEL Resolution no. 351/99

Type	Power Plant	Consortium	Final term	Extension

Natural gas-powered thermal	Araucária	UEG Araucária Ltda.	12/22/29	possible

ANEEL Resolution no. 114/00

Type	Power Plant	Consortium	Final term	Extension

Small hydropower plant Foz do Chopim	Foz do Chopim	Foz do Chopim Energética	04/23/30	possible

ANEEL Resolution no. 753/02

Type	Power Plant	Consortium	Final term	Extension

Small hydropower plant	Fundão I	Centrais Elétricas do Rio Jordão - Elejor	12/18/32	possible

ANEEL Resolution no. 757/02

Type	Power Plant	Consortium	Final term	Extension

Small hydropower plant	Santa Clara I	Centrais Elétricas do Rio Jordão - Elejor	12/18/32	possible

1.8.2. New power generation projects

Mauá Hydroelectric Power Plant

Note 17-e features detailed information about the Mauá Hydroelectric Power Plant, which is part of the Growth Acceleration Program of the Federal Government.

São Jerônimo Hydroelectric Power Plant

The São Jerônimo project comprises the future São Jerônimo Hydroelectric Facility, on the Tibagi River, in the State of Paraná. It will have two generating units rated 165.5 MW each, for a total of 331 MW of installed capacity, and minimum assured power of 165.5 average MW. The implementation of the project is based on a concession for the use of public property won by the São Jerônimo consortium at ANEEL Auction 002/2001. The beginning of construction work depends on National Congress authorization, pursuant to article 231, 3rd paragraph, of the Federal Constitution, since the facility’s reservoir reaches Indian areas.

Dois Saltos Small Hydropower Project

This project comprises the use of the existing infrastructure (a reservoir) of the Rio dos Patos Small Hydropower Project, on the Rio dos Patos River, in the State of Paraná. The new facility will have two generating units rated 13.75 kVA each, for a total of 25.0 average MW of installed capacity. The implementation of this project is dependent on ANEEL approval and later approval by the environmental agencies.

1.8.3. Transmission

COPEL’s transmission business primarily involves the transport and transformation of power, and the construction, operation, and maintenance of all power transmission substations and lines.

Under the concept of power transmission set forth by the current power sector framework, which comprises lines and substations rated 230 kV and over, the Company operates, under the coordination of the National System Operator (Operador Nacional do Sistema or ONS), a part of the National Interconnected Power System in southern Brazil. COPEL's system comprises 30 substations. Through wholly-owned subsidiary COPEL Geração e Transmissão S.A., COPEL holds three transmission concessions, comprising:

  the existing basic network and connection facilities as of December 31, 1998, in addition to several facilities authorized afterwards and which have been incorporated into the concession;

  the 230-kV transmission line connecting the Bateias substation, in the town of Campo Largo, and the Jaguariaíva substation, with total length of 130 km; and

  the 230-kV transmission line connecting the Bateias and Pilarzinho substations, with total length of 31.6 km, currently under construction; the concession was won at an auction and the corresponding contract was signed in 2008.

Transmission System: major investments and works in 2008

In order to sustain the quality of supply to the customers in Paraná in light of growing demand for power, COPEL invested in 2008 R$ 163.7 million in the construction, upgrade, and repair of transmission substations and lines throughout all regions of the State.

The Company added to its existing transmission system 358.34 MVA of substation transforming capacity, 26.6 km of new transmission lines, and upgrades on 182.15 km of existing transmission lines.

The Expenditure Program for the Basic Network Transmission System and for the 69 and 138 kV networks was carried on, and several projects are scheduled to be completed in 2009 and 2010.

COPEL, in order to expand its Basic Network transmission system, has continued to monitor transmission assets which may become available through ANEEL auctions.

Transmission rate review

In 2007, through Ratification Resolution no. 487/2007, ANEEL ratified the results of the first periodic rate review of COPEL Transmissão S.A., which covered only new facilities (authorized facilities). The review rate was set at -15.08%, applicable to the RBNI (New Facilities within the Basic Network, which correspond to facilities authorized by ANEEL since 2000) and RCDM (New Connection Facilities and Remaining Transmission Facilities, also authorized since 2000) installments effective as of July 1st, 2005.

ANEEL postponed the rate review of transmission utilities from 2005 to 2007, which resulted in revenue discrepancies from July 1, 2005 through June 30, 2007. Due to retroactive effects, new revenues will be offset over 24 months, through the contract mechanism of adjustment installments, and will be incorporated into gross transmission revenues.

The RBSE (Existing Basic Network Facilities) and RPC (Connection Network and other Existing Transmission Facilities) installments have been excluded from the rate review process on account of clause 6 of the concession agreement, and their revenues were restated according to the IGP-M inflation index for the period. On account of this adjustment, the impact on COPEL Transmissão's total revenues was 5.69% .

The Annual Allowed Revenue (Receita Anual Permitida or RAP) was restated since July/2008, under ANEEL Ratification Resolution no. 670/2008, according to the accumulated IGP-M inflation index for the period, which was 11.52% .

Pursuant to Concession Agreement 060/2001, which covers 95% of COPEL's transmission revenues, the second rate review is scheduled for June 30, 2009, and the adjusted rates will be in effect as of July 1, 2009. The concession agreement for the Bateias/Jaguariaíva, on the other hand, does not provide for rate reviews, as its rate is annually restated according to the IGP-M inflation index.

Transmission Concession

COPEL operates transmission assets (Basic Network) under the following concession agreements: (i) Concession Agreement no. 060/2001, signed on June 20, 2001; (ii) Concession Contract no. 075/2001, signed on August 17, 2001; and (iii) Concession Agreement no. 006/2008, signed on March 17, 2008.

Agreements no. 075/2001 and 006/2008 provide for the possibility of 30-year extensions upon expiration. Concession agreement no. 60/2001 provides for a 20-year extension.

1.8.4. Distribution

COPEL’s power distribution business comprises the provision, operation, and maintenance of power distribution infrastructure and the rendering of related services. These activities are aimed at supplying over 3.5 million customers, in 1,119 locations in 392 out of 399 municipalities in Paraná, in addition to the town of Porto União, in the state of Santa Catarina. In addition to operating and maintaining facilities rated up to 34.5 Kv due to the split of COPEL Transmissão S.A., pursuant to ANEEL Authorization Resolution no. 1,120, dated November 27, 2007, as of 2008 COPEL Distribuição S.A. took over the facilities rated 69 and 138 kV, which used to be run by COPEL Transmissão S.A.

In addition to working to supply customers and improve the power distribution system, COPEL Distribuição has also focused on socially-oriented activities, aimed at providing universal access to electricity.

To better serve its customers, COPEL has a toll-free call center, operated by Company employees and by outsourced physically-challenged employees from several associations of people with disabilities throughout Paraná; a virtual customer service office on the internet; 113 offices throughout the state; and 15 mobile service stations, which operate in different neighborhoods in the major cities of the state and in locations with no permanent office; the Company also makes available prepaid envelopes at post offices so customers can send requests and documents to COPEL free of charge.

Market share and market growth in 2008

In 2008, COPEL’s distribution market recorded a 6.0% increase in power consumption and a 2.5% increase in the number of customers (86,479 new customers).

Total power consumption billed by COPEL in 2008 increased 4.2%, for a total of 21,313 GWh, against 20,458 GWh in 2007. Consumption by the Company’s captive market, which accounted for 92.1% of its sales, grew 6.0% in 2008, while consumption by unregulated customers fell 18.9% (due to the expiration of certain agreements), and supply to small utilities grew 4.6% . COPEL’s grid market, which comprises all customers connected to the distribution grid within the Company’s concession area, grew 5.6% .

During the year, power market performance was influenced mostly by the residential, industrial, and commercial customer categories, which accounted for 25.2%, 37.3%, and 18.6% of total billed consumption, respectively, on account of the following factors: greater availability and better terms of credit, due to interest rate cuts, good performance of the economy in the first half of the year, and increased consumption due to the high sales of electric appliances during a period of rising household incomes, which boost overall consumption.

In 2008, 86,479 new customers were connected to COPEL’s grid, out of which 68,941 were residential, 4,860 were industrial, 8,415 were commercial, 2,099 were rural, and 2,164 were customers from other categories. In December 2008, the Company billed 3,523,557 customers, of which 2,782,404 were residential, representing a 2.5% increase over the previous year. The residential category consumed in 2008 5,379 GWh, with 4.6% growth over 2007. Average consumption by residential customer was 161.1 kWh/month, with a 2.0% increase over 2007. Higher incomes and greater availability of credit, which supported the sales of electric and electronic equipment, contributed to this growth.

Total industrial consumption billed by COPEL in 2008 was 7,955 GWh, with 2.8% growth over 2007. This performance was influenced mostly by the following industrial segments: automotive, printing, machinery and equipment, and pulp and paper. At the end of 2008, COPEL billed 63,655 industrial customers, a figure 8.3% higher than the one for 2007.

With 6.6% increase over 2007, commercial customers consumed in 2008 a total of 3,967 GWh. This category comprises, in addition to retail and wholesale, a wide variety of economic activities, from lodging to restaurants and to banking services. The continuous connection of new high consumption customers (shopping malls and supermarkets) and the increase in economic activity during the first nine months of the year contributed to the good performance of the commercial segment. A total of 8,415 new commercial customers were connected to COPEL’s grid, for a total of 294,866 customers as of December 31, 2008.

Rural customers recorded a 5.5% increase in billed consumption, for a total of 1,606 GWh in 2008.

Average rural consumption increase 4.9% over 2007, reaching 398.7 kWh/month. A total of 335,666 rural customers were billed by COPEL as of December 2008, a figure 0.6% higher than the one recorded in the previous year.

The remaining customer categories, i.e., public agencies, public lighting, public services, and own power consumption, round out COPEL’s power distribution market, and recorded 2.9% growth and consumption of 1,911 GWh in 2008.

COPEL Distribuição’s rate review

The periodic rate review process is designed to review, after a period previously set in the concession agreement (usually four years), the economic and financial balance of the concession. While in annual rate adjustments the “Portion B” of revenues is restated according to the IGP-M inflation index, the periodic rate review calculates the revenues required for the coverage of efficient operating costs and the adequate return on capital invested, with caution.

The periodic rate review is conducted through the calculation of the rate adjustment and the establishment of the X Factor. The first stage of the process is to determine rates which are compatible with the coverage of efficient operating costs and a fair and adequate return on the capital invested with due caution. The second stage is to determine the X Factor, whose goal is to share economies of scale with customers.

Under ANEEL Ratification Resolution no. 663, dated June 23, 2008, COPEL was imposed a provisional average reduction of 3.35% on its rates for sales to final customers, effective June 24, 2008. Out of this total, minus 7.17% correspond to the Annual Rate Review, and 3.82% to financial components outside the range of the annual rate review. Due to the exclusion from the rate basis of a negative 3.27% financial component, which had been included in the 2007 annual adjustment, customers will be charged, from June 24, 2008 to June 23, 2009, an average increase of 0.04% .

The second stage comprises the calculation of the X Factor, which is the establishment of efficiency goals for the second rate period and which will reflect on rates. Based on the methodology set forth under Resolution no. 234/2006, the preliminary calculation of COPEL Distribuição's X Factor was 2.09% .

The published figures are still not final, since the review methodology was subject to ANEEL Public Hearing no. 52/2007. Thus, the Reference Company set for COPEL, in the amount of R$ 686.0 million, and the 2.09% X Factor should be changed. The return on investment, in the amount of R$ 590.4 million, resulting from the return basis methodology, as well as expenses outside the control of the Company (Portion A) shall be maintained, since their calculation methodologies haven't changed.

ANEEL Regulatory Resolution no. 338/2008 changed the provisions of Regulatory Resolution no. 234/2006, which regulates the matter, and established new general concepts, applicable methodologies, and initial procedures for the conduction of the second cycle of periodic rate review for power distribution utilities. Thus, in the next rate review, scheduled for June 2009, in addition to the application of the parametric adjustment formula and to the transfer to customers of costs outside the control of the Company (Portion A), the percentages published in 2008 for the rate review (ANEEL Ratification Resolution no. 663, dated June 23, 2008) will be reviewed, in light of new figures for the Reference Company and X Factor.

Distribution Concession

The Company runs its distribution business pursuant to Concession Agreement no. 46/1999, signed on June 24, 1999.

The term of the concession was extended by MME Ordinance no. 196, dated June 22, 1999, until July 7, 2015. The contract provides for another 20-year extension.

1.8.5. Telecommunications

COPEL provides communications and telecommunications services and conducts specific studies and projects, within an area comprising the State of Paraná and Region II of the General Grants Plan, pursuant to Act no. 31,337 by the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications. The rendering of these services is authorized for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally.

COPEL Telecommunications offers multimedia communication services since 2002.

Fiber optics network: major investments in 2008

In 2008, the Company added 1,058 km of optical urban access cables, thus significantly increasing the capillarity of its optical network. This investment marks the completion of the Paraná Digital program, whose goal is to take the benefits of information technology and the internet to the State's public schools. Out of the 2,101 schools which have been interconnected, 1,222 are using fiber optics and 886 using satellite.

Through this network, COPEL provides speed and reliability to 573 companies which invest in Paraná and rely on its services. In a recent survey, 98% of these customers said they were satisfied or very satisfied with COPEL Telecommunications, which currently serves customers in several different business areas such as schools, banks, supermarkets, ISPs, industries, public agencies, shops, and telephone and cell phone operators, providing a range of services that include dedicated communications channels, broadband internet, private IP/MPLS-VPN networks, videoconferencing, internet hosting with cutting edge technology such as SDH, PI/MPLS, and Giga Ethernet over fiber optics.

1.8.6. Corporate Partnerships

COPEL holds interests in other companies or consortiums in several business areas. In order to focus on investments most in sync with its core business and its strategic frame of reference, the Company is carrying on a review of its portfolio.

COPEL currently holds five partnerships in independent power producers, all of which are operational, with a total installed capacity of 887.4 MW. It also holds interests in the sanitation, gas, telecommunications, and service sectors. Note 1 features detailed information about COPEL's interests in other companies.

In the power sector, COPEL has interests in seven power generation projects with total installed capacity of 1,790MW, as shown below:

	Power Plants	Installed Capacity	Partners	PPA signed with

Dona Francisca		125.0	COPEL - 23.03% Gerdau - 51.81% Celesc - 23.03% Desenvix - 2.12%	COPEL Geração

Foz do Chopim		29.1	COPEL - 35.77% Silea Participações - 64.23%	Free customers

Elejor	Santa Clara PP	120.16	COPEL - 70.00% ( * ) Paineira - 30.00%( * )	COPEL Distribuição ( **) Free customers **

	Santa Clara I SHP	3.6

	Fundão PP	120.16

	Fundão I SHP	2.47

Eólica do Paraná		2.5	COPEL - 30% COPEL Geração e Transmissão - 70%	Free customers

Araucária		484.5	COPEL - 80.00% Petrobras - 20.00%	( *** )

Lajeado (Investco S.A.)	902.5	CEB Lajeado - 16.68%
EDP Lajeado Energia - 23.34%
Paulista Lajeado Energia - 5.91%
Lajeado Energia - 39.28%
Finam - 4.15%
EDP Energias do Brasil - 2.20%
COPEL - 0.89% ( ****)
Furnas Centrais Elétricas - 0.23%
Other - legal entities - 6.17%
			Other - individuals - 2.99%	( ***** )

Total		1,790

(*) Common shares.
(**) The Santa Clara and Fundão power plants have signed PPAs with COPEL Distribuição, and the Santa Clara and Fundão SHPs sell power to free customers.
(***) The Araucária Thermal Power Plant is currently leased to partner Petrobras.
(****) This interest refers to the total stock capital. COPEL only holds class A preferred shares (PNA).
(*****)The assets of the Lajeado Hydroelectric Power Plant are leased to its other concession holders in proportional shares of the existing assets.

COPEL also holds interests in companies in the gas, telecommunications, sanitation, and service sectors, as shown below:

Company	Sector	Partners

Compagas	gas	COPEL - 51.0% Gaspetro - 24.5% Dutopar - 24.5%

Sercomtel S.A. Telecom	telecommunications	COPEL - 45.0% City of Londrina - 55.0%

Sercomtel S.A. Celular	telecommunications	COPEL - 45.0% City of Londrina - 55.0%

Dominó Holdings S.A.	sanitation	COPEL - 45.0% Andrade Gutierrez - 27.5% Daleth Participações Ltda. - 27.5%

Escoelectric Ltda.	services	COPEL - 40.0% Lactec - 60.0%

COPEL-Amec Ltda ( *)	services	COPEL - 48.0% Amec - 47.5% Lactec - 4.5%

Carbocampel S.A.	coal mining	COPEL – 49.0% Carbonífera Cambuí – 51.0%

( *) Currently being liquidated

1.9. COPEL’s Products: Market Share

	Market share in 2008

Main Products	Brazil	Southern Region	Paraná

Power generation (1)	4.6%	(2) 26.7%	(2) 60.5%

Power transmission (2) (3)	2.6%	14.5%	45.2%

Power distribution(4)	6.8%	34.2%	(5) 96.8%

Gas distribution	3.9%	32.6%	100.0%

(1)	share of assured power in the National Interconnected System in December 2008.
(2)	does not include the Itaipu Power Plant.
(3)	refers to transmission revenues. COPEL ranked 10th among the 40 largest transmission utilities in Brazil.
(4)	(3) share of supply to the captive market.
(5)	estimated data.

1.10. Capital Raising in 2008 for Projects and Programs

In 2008, the Company engaged financing agents in order to raise funds for the following projects and programs:

Mauá Hydroelectric Power Plant: On November 17, 2008, the Board of Officers of the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social or BNDES) approved financing for the Mauá Hydroelectric Power Plant.

Luz para Todos Program: In 2008, Centrais Elétricas Brasileiras S.A. – Eletrobrás released R$ 37.2 million for construction work under the Luz para Todos (Light for All) Program.

Finep: In 2008, the Study and Project Financing Agency (Financiadora de Estudos e Projetos or FINEP) released R$ 2.3 million for the Research and Development (R&D) Program of COPEL Geração e Transmissão.

• Corporate Ratings

On October 22, 2008, Fitch Ratings raised COPEL’s long-term national rating and the rating of its fourth issue of debentures from "AA- (bra)" to "AA (bra)". At the same time, it also raised the long-term national rating of the Company’s third issue of debentures from “AA (bra)” to “AA+ (bra)”.

On November 26, 2008, Moody's Latin America raised COPEL’s corporate rating from “Ba2” to “Baa3” in the global scale and from "Aa2.br" to "Aa1.br" in the Brazilian National Scale. Moody’s also raised the rating for COPEL’s third issue of debentures from “Ba1” to “Baa3” in the Global Scale and confirmed its “Aa1.br” rating in the Brazilian National Scale.

1.11. Corporate Responsibility and Commitment to Stakeholders

Commitment and Dialogue

In 2007-2008, the stakeholders directly and systematically engaged by the Company were: COPEL’s internal audience, customers, suppliers, public agencies, shareholders and investors, society at large, and environmental organizations. This year stood out as a period in which the dialogue with COPEL’s internal audience was intensified, as part of the second cycle of Rule AA1000, with the categorization and the further development of specific interest groups, in order to address critical matters associated to each group, particularly in the areas of racial, ethnic, gender, and disabilities issues.

The third cycle of implementation of Rule AA1000, which had been postponed until 2008, allowed it to be better aligned with the new model of Management for Sustainability.

Dialogue Channels

The full range of COPEL’s dialogue channels is available online, at www.copel.com.

The response to inquiries received through the Contact Us channel is also available through the copel@copel.com e-mail address. COPEL has been committed to promptly responding to every inquiry, an approach which has encouraged further use of this channel by stakeholders.

Dialogue with COPEL’s Internal Audience

COPEL maintains an annual Organizational Climate Survey as a direct channel for communication with all employees. The latest surveys indicated the following factors on which COPEL must work collectively to improve performance: Leadership and Professional Growth and Development. As for Leadership, COPEL has launched the Organizational Environment Management Program, designed to address the possibilities of improvement suggested by employees and managers regarding behavior requirements (relationship, leadership, or communication factors) which have an impact on workplace relations in their areas. As for Professional Growth and Development, the Company’s Training and Development and Career and Wage Planning Departments held lectures to raise employees’ awareness about their subject matters.

Under the Promotion of Diversity Program, during the period from 2007 to 2008 several dialogue sessions were held with groups which present special needs and characteristics within the Company.

The most critical topics were raised by the disabilities group and involve mostly the physical and architectural unsuitability of the Company’s facilities, the lack of translation of events and audiovisual materials for the hearing impaired and of printed materials for the visually impaired, the lack of workforce training to employ people with disabilities effectively, and the achievement of their full potential. These issues will be addressed in specific action plans. One of these will be geared towards the promotion of diversity and another one will focus specifically on accessibility issues.

Dialogue with Suppliers

COPEL makes available to its suppliers within its concession area a dialogue channel, through strategic points throughout the State of Paraná, which provides to all participants, such as suppliers, contract managers, and worksite supervisors, an open and objective communication channel, contributing to the progress of the Company’s value chain, which, through the use of the Ethos indicators for Sustainability and Contract Management, advanced significantly during the year.

In 2008, in light of State Decree no. 6,252/2006, which addresses sustainability in procurement, COPEL established a goal of engaging in dialogue with 126 suppliers, i.e., 10% of the total. The Company, however, went beyond that. Taking into account suppliers, contracts currently in effect, and the service providers of other stakeholders, COPEL exceeded the estimated figures, reaching 251 suppliers.

In direct dialogue with suppliers, the Company addresses basic sustainability concepts and issues concerning contract management, workplace safety, and the importance of social balance sheets. In each dialogue session, suppliers were given the opportunity to contribute countless suggestions, resulting in actions with the Company regarding processes and relationships involving suppliers of products or services.

A survey conducted among COPEL’s suppliers indicated the values most upheld by the Company during the year: workplace safety, ethics, and environmental responsibility. Practices under sustainability and corporate responsibility policies; information made available to suppliers through COPEL’s website; service through the Company’s record of suppliers; participation of suppliers in electronic bidding through COPEL's website; dialogue, welcoming attitude, and great professionalism and service provided by the Company as well as corporate reliability and credibility are all factors which have been positively evaluated in this survey. COPEL’s notices to prospective bidders have been rated excellent as far as clarity, objectivity, and quality standards required of its suppliers. The high level of bureaucracy involved in bidding processes was considered an aspect that requires improvement. COPEL’s occasional failures in making its actions in the social and environmental areas known have been pointed out by suppliers as negative aspects.

COPEL’s contract managers held regular meetings with representatives of hired companies, to discuss relevant technical, administrative, workplace safety and medicine, and environmental and labor legislation aspects. They also held periodic meetings with the unions representing the contractors working on Company projects.

In 2009, COPEL aims to engage in dialogue with another 10% of the members of its value chain, repeating the cycle of dialogue and development within its concession area. Thus, the Company set new goals towards a permanent communication channel with its suppliers, tied to the addition of new companies, to develop its productive value chain.

Dialogue with Shareholders and Investors

COPEL maintains an effective channel for communication with its shareholders and investors which comprises its website (www.copel.com/ri), e-mail (ri@copel.com and acionistas@copel.com), a call center (0800-41-2772), and quarterly publications ("Informe RI COPEL", "Quarterly Report", and other reports and releases), which are mailed to capital market professionals and shareholders and also made available online at the Company’s website.

COPEL’s Doors Open to You

Developed as a means of establishing dialogue with customers and the community, the “COPEL’s Doors Open to You” Program has consolidated COPEL’s proactive approach towards greater contact and dialogue with the public.

Since its inception in 2005, in compliance with the standards of Rule AA1000 for direct dialogue with stakeholders, the program has held events in all regions of the State which are open to the participation of any interested individual or organization. These events have also been attended by regional and local Company managers. The goal of the program is to provide stakeholders with information about COPEL's operations in each region; to provide commercial support through mobile offices; and to educate people about the safe and efficient use of power, customers' rights and duties, and access to social programs. Informative materials are also distributed. Through this program, COPEL was able to identify within the community the existence of specific doubts about the proper use of power, the demand for certain services, and the need for changes in the Company’s internal customer service processes.

The Program’s events are made public through invitations to community associations and through advertising in local newspapers and on the radio. In 2008, COPEL held 15 events in large, medium, and small cities throughout the State, with 380 participants.

Surveys among Stakeholders

The main goal of these surveys is to evaluate the quality of the services rendered by the Company, its brand, and its corporate image within its business segment by collecting specific feedback comprising the expectations, opinions, and wishes of stakeholders. The results of these surveys support the strategic decisions by COPEL’s senior management and point out positive aspects and opportunities for improvement. These surveys have been conducted every year or, at worst, every two years, since 1999. In 2008, nine surveys were conducted, covering the following segments: customers and market participants, shareholders, suppliers, internal audience, environmental organizations, society at large, media, government, and regulatory agencies.

1.12. Main Certifications and Accolades

Below are COPEL’s most important certifications and accolades in 2008:

Award/Accolade/Certification	Sponsor/Certifying Agent

2008 Paraná Corporate Profile Award (Premio Perfil Empresarial do Paraná 2008):
2008 Company of the Year in the Social and Environmental Areas: 1st Ranking of Social and Environmental Balance Sheets in the Social and Environmental Areas and 3rd Ranking of Corporations.
COPEL - Companhia Paranaense de Energia: 1st place in the segment of Energy and Related Industries; 1st place in Net Income; 1st place in Actual Shareholders’ Equity; 2nd place in Net Operating Revenues; 2nd place in Total Assets, among all corporations in Paraná, according to a review of balance sheets published in the State Register in 2008.
(in recognition for a management model geared towards social and environmental sustainability.)

Social Studies Foundation of Paraná (FESP), Federation of Commercial and Corporate Associations of Paraná (FACIAP), National Federation of Accounting Firms and Support, Inspection, Information, and Research Companies (FENACON), Union of Accounting Firms and Support, Inspection, Information, and Research Companies in Paraná (SESCAP), Indicare Institute of Corporate Analyses and Certifications, and Indústria & Comércio Press Group.

Top of Mind Award in the categories of “Great Companies of Paraná” (tenth time overall and eighth time in a row), “Company Where You’d Like to Work", and "Company Most Concerned with Social Issues".	Amanhã Magazine and Bonilha Survey Institute

ABRADEE Award for Best Power Distribution Utility in Southern Brazil, among utilities with over 500 thousand customers (awarded for the third time).	Brazilian Association of Power Distribution Utilities (ABRADEE).

2008 Greatest and Leading Companies Awards (based on the review by independent auditors PricewaterhouseCoopers of published financial statements):
“3rd Largest Company in Paraná”, ranking 5th among the 500 largest companies in Southern Brazil; and
“Largest Company in the Energy Industry".
Amanhã Magazine

Expo Money Award 2008, in the category of “Respect to Individual Investors”	Expo Money 2008

2007 Innovation Champions Awards, in the "Energy" category, for the development of new products and services.	Amanhã Magazine and Edusys

2. CORPORATE GOVERNANCE

With the vision of being the best company in the segments in which it operates and a reference in corporate governance and corporate sustainability, Companhia Paranaense de Energia - COPEL acts in a socially responsible manner, in pursuit of operational excellence and sustainable growth.

In order to improve its best corporate governance practices, COPEL sets its goals with a focus on sustainability and on striving for corporate responsibility, with sustainable economic development, international governance and management standards, and the promotion of social and environmental development.

While adopting as a parameter the framework proposed by the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa or IBGC), in its Code of Best Practices, and complying with the legislation applicable to mixed-capital companies, COPEL seeks to direct its actions in a transparent and reliable manner, within an environment where the Company’s management feels at ease to conduct business with transparency, ethics, respect, social and environmental responsibility, and safety.

COPEL adopts internal by-laws for all of its collegiate bodies, containing guidance for the treatment of potential conflicts of interest, an issue which is also addressed by the Company's Code of Conduct.

COPEL’s commitment to the ten principles of the United Nations’ Global Compact has been continuously reaffirmed and validated by the Company’s practices, aimed at protecting and ensuring the dignity of labor, the transparency in management, the honesty in financial issues, and the protection of the environment. Furthermore, COPEL has also contributed to the spread and fulfillment of the Millennium Development Goals, which are aimed at fighting poverty, famine, disease, illiteracy, environmental degradation, and discrimination against women, and which are scheduled to be met by 2015.

A management self-evaluation workshop held in 2008, with the participation of senior managers, management assistants and advisors, junior managers, and other professionals, led the Board of Officers, upon approval by the Board of Directors, to inform to the Company’s employees the strategies adopted by senior management, in order to ensure their effort towards the achievement of the proposed corporate goals, and to direct the current Management Excellence Program towards sustainability, in order to standardize organizational criteria and processes, improve management, and monitor the Company's performance.

2.1. Corporate Governance Structure and Best Practices

Tag-Along Rights

COPEL ensures tag-along rights to its minority holders of common shares, guaranteeing a minimum price of 80% of the amount paid for the shares in the controlling stake sold.

COPEL Participações' split and dissolution

In 2007, COPEL began its corporate restructuring process, in order to meet regulatory requirements and achieve a more transparent and cost-effective structure. Thus, ANEEL Authorization Resolution no. 1,120/2007, dated November 27, 2007, authorized the split and dissolution of COPEL Transmissão S.A., which was completed on December 1, 2007, in order to meet the schedule of COPEL Distribuição S.A.’s rate review.

In 2008, as the corporate restructuring continued, COPEL obtained ANEEL authorization to split and then dissolve COPEL Participações S.A., transferring its assets to COPEL’s Parent Company and to COPEL Geração e Transmissão S.A.. The transaction was approved by ANEEL under Authorization Resolution no. 1,683, dated November 25, 2008, and implemented on December 1, 2008. Based on an appraisal report, the book value of the net assets transferred to COPEL (Parent Company) was R$ 865.5 million, while the book value of the net assets transferred to COPEL Geração e Transmissão S.A. was R$ 453.4 million. The terms of the corporate transaction are set forth in article 8 of Law no. 10,848/2004, which changed article 4 of Law no. 9,074/1995.

Organizational Chart

The diagram below features the new organizational structure, with only three wholly-owned subsidiaries, and the official committees and councils responsible for supervising, implementing, and auditing COPEL’s economic, environmental, social, and related policies:

Senior Management Compensation

COPEL specifies, in Shareholders’ Meetings, the stakes held in the Company and the individual or aggregate compensation earned by its senior management, highlighting changes in these stakes during each year, explaining the variable compensation mechanisms, as the case may be, and their impact on the Company’s results.

Internal Controls

The Audit Committee is in charge of reviewing and supervising the internal control and risk management systems of the Company, and their effectiveness is reviewed annually, at minimum.

2.2. Corporate Governance is Made with Energy - Main Activities in 2008

Admittance to BOVESPA’s Level 1

COPEL qualified for Corporate Governance Level 1 of BOVESPA’s Special Listing Segments, which lists only companies which are formally committed to best management practices, such as ethical conduct and full transparency of information disclosed to the market.

New Code of Conduct

After public hearings, COPEL released its new Corporate Code of Conduct, whose goal is to guide the actions of all people working on behalf of COPEL, such as employees, managers, and outsourced labor, who are bound to abide by its provisions and to fulfill its contents.

New Corporate Website

COPEL launched a new version of its website, with significant improvements in the Investor Relations, Corporate Governance, and Sustainability sections.

Compliance with IBGC’s Questionnaire

COPEL reached in 2008 a level of 80.4% compliance with the IBGC’s questionnaire, compared to 56.4% compliance at the beginning of its Corporate Governance system’s improvement process, in 2005.

2.3. General Shareholders’ Meeting

The General Shareholders' Meeting is the forum in which shareholders exercise their power to decide on all matters connected to the Company’s corporate purpose and to take measures deemed convenient for its defense and its accomplishment.

The General Shareholders’ Meeting is held in the first third of each year. Shareholders may convene, however, whenever deemed necessary, at Extraordinary Shareholders' Meetings, which have usually been held twice a year.

2.4. Board of Directors

The role and the powers of the Board of Directors are set forth by its own charter, by COPEL’s by- laws, and by the Corporate Law. All members of the Board are elected for simultaneous two-year terms, and may be reelected. One of its members is a Company employee, appointed by the other employees, and two others are appointed by BNDES Participações S.A. - BNDESPAR, on account of a shareholders’ agreement. Among chief officers, only the Chief Executive Officer is a member of the Board of Directors, acting as chairman of the Board. The positions of chairman of the Board of Directors and Chief Executive Officer are held by the same person.

Out of the nine members of the current Board of Directors, five are considered independent, pursuant to the Sarbanes-Oxley Act, one of whom is a financial expert and chairman of the Audit Committee, a permanent advisory body, which reports directly to the Board.

In 2008, the Company carried on the formal mechanism for the periodic evaluation of the Board of Directors and its members individually. Regular meetings of the Board of Directors are held four times a year. Members may convene, however, whenever deemed necessary, at extraordinary meetings of the Board, which have usually been held three times a year. There are no specific rules or requirements concerning economic, environmental, and social issues. Company management takes these concerns into account in the decision-making process, and material issues, on account of subject matter or figures involved, are submitted to the Board of Directors.

The duties of COPEL's Board of Directors include the mission of protecting and adding value to the Company's assets and maximizing return on investment, without neglecting its nature as a mixed-capital company, thus always promoting sustainable development.

To operate effectively, the Board interacts with other collegiate bodies, requesting periodic presentations and reports on different issues, and with shareholders as well, in order to enable the fulfillment of the sustainability goals set by COPEL and of its vision to become the best company in the business segments in which it operates and a reference in corporate governance and sustainability.

2.5. Audit Committee

The Audit Committee is composed of three independent members who are also members of the Board of Directors, pursuant to the Sarbanes-Oxley Act, and who hold two-year terms. Among its duties, set forth in the Sarbanes-Oxley Act and in its charter, the Committee is responsible for reviewing and supervising the process of preparation of quarterly and annual financial statements and the internal control and risk management procedures, ensuring their quality and efficiency. In the performance of its duties, the Committee must report to the Company’s Board of Directors any violation of legal and regulatory rules which may place the continuity of COPEL’s business at risk.

The Audit Committee holds quarterly meetings with the Fiscal Council, to review the Company's financial statements. Regular meetings of the Committee take place every two months. Members may, however, whenever deemed necessary, call meetings, which have usually been held ten times a year, with the chief officers of the Company, with independent auditors, and with internal audit members to verify the implementation of their recommendations or to obtain answers to any inquiries, including any issues involving the planning of audit work, the suitability of the resources allocated to any such audit, and any other issues deemed material.

The Committee evaluates such aspects as efficiency in the use of resources and in setting controls that protect the Company against potential losses in light of the risks of the respective activities; the issue of reports on the suitability of reporting and decision-making processes; and compliance of the Company’s operations and businesses with the law, regulations, and respective policies.

2.6. Fiscal Council

The members of the Fiscal Council are also elected at a general shareholders’ meeting. It is a permanent body composed of five members and five alternates, who hold one-year terms. Three members are appointed by the controlling shareholder, one by minority holders of common shares, and another one by minority holders of preferred shares. Its role and powers are set forth by COPEL’s by-laws, by its own charter, and by the Corporate Law. The Fiscal Council convenes quarterly to carry out its main duty, which is to review and report on the Company’s quarterly and annual financial statements. Under special circumstances, however, it may assemble to address other issues within their powers, whenever necessary, provided it is summoned by its chairman. The members of this Council, or at least one of them, participate in general shareholders’ meetings, in Board of Directors’ meetings, and in Audit Committee’s meetings which address matters within their competences.

2.7. Board of Officers

The seven members of the Board of Officers are elected by the Board of Directors for three-year terms. They are responsible for executive duties within the Company, and are exclusively charged with representing it. Their individual powers, duties, and responsibilities are set forth by the Company’s by-laws, and their conduct is regulated by an internal charter. The Board of Officers holds regular meetings on a weekly basis and, under special circumstances, at the request of the Chief Executive Officer, of the Board itself, or of any officer. The compensation of executive officers is not tied by the Company to the achievement of financial and non-financial goals.

• Creation of the Chief Engineering Office

In May 2008, COPEL had its organization structure upgraded, with the creation of the Chief Engineering Office, which is in charge of planning, expanding, designing, and building power generation and transmission facilities, as well as fostering research and development (R&D) projects in all areas of the Company, as far as alternative technologies and alternative energy sources.

• Relationship with the Granting Authorities

In 2008, COPEL created, within the Chief Finance, Investor Relations, and Corporate Partnerships Office, a department charged with coordinating the Company’s relationship with the granting authorities, specifically the National Electric Energy Agency (ANEEL) and the Ministry of Mines and Energy.

2.8. Code of Conduct

In 2003, COPEL implemented its Code of Conduct, based on its corporate values and culture and in compliance with the international principles contained in the Sarbanes-Oxley Act. This tool has been consolidated dynamically, in a way that reflects the integrity of its procedures on all its relations, be them internal, with the workforce, or with all other stakeholders. Its articles and sections have been discussed with stakeholders, including managers, employees, suppliers, clients, shareholders, and consumers.

In 2008, the Code of Conduct was amended and submitted to review at public hearings for approval of the final version by the Ethic Guidance Council. The final version of the Cod is available online in the Corporate Governance section of the Company’s website (www.copel.com) is currently being distributed to all employees together with a letter of commitment to the Code.

2.9. Ethical Guidance Council

The Ethical Guidance Council’s goal is to discuss and to guide COPEL's actions and to review any cases submitted to it, making recommendations in order to ensure that the Company is permanently in compliance with sound moral principles in the conduct of business, striving to make public and to effectively enforce the Code of Conduct among COPEL’s workforce. The Council is composed of nine members, eight of which are Company employees, and it is coordinated by a representative of civil society, which ensures greater transparency and participation by stakeholders. In 2008, the Ethical Guidance Council held seven meetings to discuss, to guide COPEL's actions, and to review cases submitted to it.

2.10. Confidential Reporting Channel

COPEL maintains a policy to receive confidential reports on violations of the Code of Conduct, of legal provisions, and of internal rules concerning accounting, internal controls, or applicable audit issues. These reports are received through the Confidential Reporting Channel, created to report directly to the Audit Committee and the Board of Directors.

These reports are received and registered by the Company's Ombudsman's Office. After review by Internal Audit, these reports are addressed directly by COPEL’s auditors whenever they affect the responsibilities of the Audit Committee or, through the Ombudsman's Office, they are treated in an ethical, legal, and reserved manner by the manager in charge of the matter being reported.

The adopted policy complies with the Company's corporate governance procedure improvements and with the requirements of the Sarbanes-Oxley Act, encouraging the responsible and confidential use by stakeholders and ensuring non-retaliation. The Confidential Reporting Channel received 15 reports in 2008, six of which were classified as inquiries regarding administrative issues, and the remaining nine were reports of misuse of Company resources or moral harassment cases. None of these cases had any material impact on the Company’s results. The Confidential Reporting Channel is available by phone (0800-643-5665), mail (Mailbox 5505, Postal Code 80231-970, Curitiba-PR), or in person, at the Company’s Ombudsman’s Office (Rua Visconde do Rio Branco, 1,680 - Centro (Downtown) –Curitiba – Paraná).

• Ombudsman’s Office

In order to consolidate a strong set of management tools, COPEL created in 2003 an Ombudsman’s Office within its organizational structure, with a specific policy in line with the goals of the planning model for sustainability and with the need to implement the best practices in corporate governance.

The Ombudsman’s Office operates as a dialogue channel for the development of an ethical, respectful, and transparent relationship between COPEL and all stakeholders. This office amplifies the potential of a corporate ombudsman and turns it into a component of an integrity, monitoring, and control system for the Company, its shareholders, employees, and society at large.

The Ombudsman’s Office is available by phone (0800-647-0606), mail (Mailbox 5505, Postal Code 80231-970, Curitiba-PR), online (ouvidoria@copel.com), or in person, at Rua Visconde do Rio Branco, 1,680 - Centro (Downtown) – Curitiba – Paraná.

2.11. Permanent Committee for Disclosure of Material Acts and Facts

The Committee for Disclosure of Material Acts and Facts was set up with the goal of preserving the image and the credibility of COPEL among shareholders, investors, analysts, and capital market professionals, in addition to promoting the disclosure and distribution of information in a proactive, transparent, complete, and equitable manner, in compliance with the applicable legal and regulatory requirements. The Committee is composed of at least two representatives from the Chief Finance, Investor Relations, and Corporate Partnerships Office, two representatives from the Chief Executive Office, one representative from the Chief Legal Office, and a chairman. The main duty of the Committee is to assist the Chief Financial, Investor Relations, and Corporate Partnerships Officer in enforcing COPEL’s Disclosure Policy. Its members are charged with reviewing and approving the information to be disclosed to the capital markets by any means.

2.12. Relations with Shareholders and Investors

COPEL has 25,254 shareholders, who hold the Company’s share capital, in the amount of R$ 4,460.0 million, represented by 273,655 thousand shares with no par value.

The Chief Financial, Investors Relations, and Corporate Partnerships Office was visited during 2008 by a significant number of shareholders, investors, and capital market analysts from Brazil and from abroad. The Company also participated in conferences, seminars, and meetings, and took a road show to the main financial centers in Brazil, in Europe, and in North America.

After the enactment of Law no. 9,249/1995, COPEL has adopted a policy of partially or fully replacing distributions of dividends with distributions of interest on capital. The minimum distribution equals 25% of the adjusted net income, pursuant to article 202 and subsequent paragraphs of Law no. 6,404/1976, in the following order:

1)
Class A preferred shares shall have dividend priority of at least 10% a year, to be distributed equally among them, calculated based on the class’ outstanding share capital at the end of the fiscal year; after the deduction of the amounts allocated to Class A preferred shares,

2)
provided there are still amounts available, class B shares shall have dividend priority, to be distributed equally among them, calculated proportionally to the class’ outstanding share capital at the end of the fiscal year;

3)
should there remain any amounts to be distributed after the deductions of dividends to class A and class B preferred shares, common shares shall be assigned an amount calculated proportionally to the class’ outstanding share capital at the end of the fiscal year.

The calculated amount to be distributed to each preferred share, regardless of class, shall be at least 10% higher than the one allocated to each common share, pursuant to section II of paragraph 1 of article 17 of Law no. 6,404/1976, as amended by Law no. 10,303/2001. Preferred shares shall have voting rights if, for three consecutive fiscal years, they are not paid the minimum dividends or interest on capital to which they are entitled.

2.13. Distribution of Dividends and Interest on Capital (IOC)

(thousands of R$)	2008	2007	2006

Approval by the GSM	04/23/09	04/17/08	04/27/07
Payment date	to be determined	05/16/08	06/26/07
income	1,078,744	1,106,610	1,242,680
% of income	25	25	25

Amount distributed to Common Shares	132,398	135,395	142,132
Amount distributed to Class A Shares	648	650	565
Amount distributed to Class B Shares	128,788	131,705	138,253

Distributed Total	261,834	267,750	280,950

2.14. Shareholders’ Agreement

The Company is subject to a shareholders' agreement between the State of Paraná and BNDES Participações S.A. - BNDESPar, which grants BNDESPar the right to appoint two members of COPEL’s Board of Directors and to have prior knowledge of corporate matters submitted to the Board and to the General Shareholders’ Meeting.

2.15. Securities Issued by COPEL: Bovespa and Latibex Indicators

The securities issued by COPEL are part of the following indicators measured by BOVESPA (the São Paulo Stock Exchange):

  IBOVESPA: the most important indicator of average stock performance on the Brazilian stock market. Its importance results from the fact it reflects the behavior of the most traded stocks at BOVESPA. This index has suffered no disruptions throughout its history and has not undergone any methodological changes since its inception in 1968.

  IEE: the first industry-specific indicator by BOVESPA, the Electric Energy Index or IEE was launched in August 1996, with the goal of assessing the performance of the power industry, and quickly became a tool for the evaluation of the performance of portfolios specializing in this segment.

  IBrX 50: this index assesses the total profitability of a theoretical portfolio composed of 50 securities selected among the most traded at BOVESPA for their liquidity, weighed against the market value of all free floating shares. It was conceived to provide a reference to investors and portfolio managers and to allow the issue of derivatives (futures, futures options, and index options).

Furthermore, the Company’s securities are part of the following indicators measured by the Madrid Stock Exchange’s LATIBEX (the Euro-Denominated Market for Latin American Securities):

  FTSE Latibex All share: includes all shares listed on Latibex;

  FTSE Latibex Brazil: includes the Brazilian securities with highest liquidity on Latibex; and

  FTSE Latibex TOP: includes the 15 securities with highest liquidity on Latibex.

2.16. Internal and External Auditing

• Internal Audit

Since 2005, COPEL’s Internal Audit has been subordinated to the Audit Committee conducted its activities in compliance with the rules of the Institute of Internal Auditors – IIA and of the Brazilian Institute of Internal Auditors - Audibra, according to which Internal Audit shall help the Company achieve its goals by adopting a systematic and disciplined approach towards the assessment and improvement of risk management, control, and corporate governance processes.

As far as risk management and controls, Internal Audit helps the Company identify and assess significant exposure to risks and contribute to the continuous improvement and maintenance of such systems.

As far as corporate governance, these rules determine that Internal Audit shall evaluate and make suitable recommendations for the improvement of the corporate governance process, contributing to the promotion of ethics and of appropriate values within the Company, ensure the efficient management of corporate performance and accountability, report efficiently any information concerning risks and control, and support the information exchange between the external and internal auditors and senior management.

• External Audit

Pursuant to CVM Instruction no. 381, dated January 14, 2003, the Company and its wholly-owned subsidiaries have engaged Deloitte Touche Tohmatsu Auditores Independentes for the rendering of financial statement auditing services. Since its engagement, Deloitte Touche Tohmatsu has only rendered services related to independent auditing. The Company is committed to not hiring any other consulting services which may interfere with the independence of the work conducted by its external auditors.

In order to comply with the requirements of the Sarbanes-Oxley Act, as of 2005 the main controls over the cycles which may cause errors in the financial statements, above the level of materiality, are tested by both the internal and external audit teams. As a measure of corporate governance, the internal audit procedures for the conduction of these tests are evaluated by the external auditors.

2.17. Risk Management

In 2006, COPEL started improving the monitoring of the risk management and internal control environment by setting up its Risk Management and Control Policy, whose goal is to set guidelines for the conduct of the Company and the responsibilities as far as risk management and internal control of processes which may interfere with corporate goals.

While carrying on the efforts which had initially been planned, in 2007 the Company began implementing the Integrated Corporate Risk Management Project (Projeto de Gestão Integrada de Riscos Corporativos or GIRC), based on the concepts and criteria set forth in the COSO II -ERM Framework document, issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

The main highlights of the project so far are:

  evaluation of the Integrated Corporate Risk Management model prior to 2007;

  proposal of potential improvements towards making the Integrated Corporate Risk Management compliant with the best market practices;

  identification and evaluation of the key business risks which may hamper the fulfillment of COPEL’s strategic goals,

  understanding and breakdown of the key controls which mitigate key business risks;

  presentation of plans of action for the key business risks which are beyond the limits acceptable by the Company;

  design of the future vision of the Integrated Corporate Risk Management model, comprising the main opportunities for improvement identified during the evaluation stage; and

  preparation of a detailed schedule for the implementation of the future vision of the Integrated Risk Management model.

2.18. Corporate Sustainability and Citizenship Policy: Environmental Impact Studies and Reports

COPEL has pioneered in Brazil the preparation of Environmental Impact Studies and Environmental Impact Reports, for the construction of the Governor Ney Braga Power Plant, inaugurated in 1992. Since then, environmental studies have been increasingly more thorough. The Basic Environmental Plan for the Governor José Richa Power Plant, inaugurated in 1998, comprised 26 environmental programs, and the total social-environmental cost associated with the project corresponded to 21% of its overall cost, leading the Company to win several international awards for its work to resettle all affected families. All actions are based on an environmental management model underpinned by the principles of COPEL’s Corporate Citizenship and Sustainability Policy, which is available online at www.copel.com and is fully compliant with the five corporate values of the Company’s strategic frame of reference, with the eight Millennium Goals, and with the ten principles of the UN Global Compact.

Factors such as the commitment to the appreciation, conservation, and defense of the environment and to wide social inclusion and justice; a proactive approach towards the law; the promotion of the sustainable development of the communities with which the Company interacts; dialogue, communication, and transparency; respect to social-environmental dynamics; continuous improvement actions; internal development of individual accountability, by educating the workforce so that they commit to an approach marked by respect and accountability towards all stakeholders; and appreciation of diversity in all of its multiple aspects are what makes COPEL a company truly committed to social-environmental issues, from the application of the principle of precaution, which results in the minimization of the environmental risks posed by its operations, to the mitigation or compensation of environmental impacts caused by the construction of new power facilities.

2.19. Information Technology

COPEL’s corporate strategies in the field of information technology for the 2008-2012 period are aimed at meeting the Company’s business requirements as defined in its strategic planning, ensuring consistent and required technological advance, with a focus on: system upgrades, centralized planning, open standards based on the web, and adoption of viable open source software solutions.

In 2008, the TI area continued the strategy of aligning its systems to the Company's business processes, using as basis for the development of new solutions the business process modeling – with the goal of improving quality and productivity controls and gains –-, through the Control Objectives for Information and Related Technology – COBIT, defined by the IT Governance Institute and the IT Infrastructure Library – ITIL, as well as through the Central Computer Telecommunications Agency -CCTA, for service management. COPEL’s strategy also includes compliance with the State Government's IT policy, continuous improvement of the safety and availability of services, and cost reduction.

While seeking solutions for the Company’s business needs, the IT area has made huge efforts to upgrade its systems and infrastructure, through the following programs: Integrated Corporate Management (Gestão Empresarial Integrada or ERP), Customer Management (Gestão de Consumidores or CIS), Substation Automation Systems Upgrade (Modernização dos Sistemas de Automação de Subestações or SASE), Infrastructure for IT Programs and Projects (Infraestrutura para Programas e Projetos da Tecnologia da Informação or Pilares), and Georeferencing Systems Upgrade (Modernização Sistemas Georeferenciados or Migrageo).

3. ECONOMIC AND FINANCIAL PERFORMANCE

The financial statements featured in this report are in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM). The financial statements for the fiscal year ended on December 31, 2007 have been reclassified to allow readers to better compare them to the current statements (see Note 2 for further information).

The amounts below are shown in thousands of reais, except where otherwise indicated.

COPEL in Figures	2008	2007	Δ% 2008-2007

Accounting Indicators
Operating revenues or gross sales	8,305,395	7,920,094	4.9
Unrecoverable revenues (1)	69,911	73,938	(5.4)
Deductions from revenues	2,846,617	2,716,433	4.8
Net operating revenues or net sales	5,458,778	5,203,661	4.9
Service operating costs and expenses	4,012,500	3,635,398	10.4
Result of operations	1,446,278	1,568,263	(7.8)
EBITDA	1,851,021	1,998,220	(7.4)
Financial income (losses)	94,363	20,243	366.2
Income tax/social contribution	458,146	460,315	(0.5)
Net income	1,078,744	1,106,610	(2.5)
Shareholders' Equity	8,053,087	7,236,177	11.3
Interest on capital	228,000	200,000	14.0
Distributed dividends	33,834	67,750	(50.1)

Economic-Financial Indicators
Current liquidity (index)	1.82	1.69	7.7
Overall liquidity (index)	1.15	1.05	9.5
EBITDA margin (%)	33.9	38.4	(11.7)
Wealth (net added value) per employee - in thousands of R$	578	570	1.4
Operating expenses per MWh sold - in thousands of R$	0.171	0.163	4.9
Wealth (value to be distributed) per operating revenues (%)	1.0	1.0	-
Income per share - in R$	3.9	4.0	(2.5)
Shareholders' equity per share - in R$	29.4	26.4	11.4
Indebtedness as a percentage of shareholders' equity	23.2	29.1	(20.3)
Gross margin (net income/gross operating revenues) (%)	13.0	14.0	(7.1)
Net margin (net income/net operating revenues) (%)	19.8	21.3	(7.0)
Return on shareholders' equity (%)	15.5	18.1	(14.4)
Capital structure (2)
Own capital (%)	60.8	58.0	4.8
Third-party capital at a cost (%) (loans and financing)	14.1	16.9	(16.6)
Customer default (overdue bills for up to 90 days/gross operating revenues for past 12 months) (%)	2.2	2.3	(4.3)

(1)	According to the amounts reported for purposes of rate review, pursuant to item I.4.2 of Resolution no. 234, dated 07/11/2006.
(2)	% of Total Liabilities.
3.1. Net Operating Revenues

In 2008, Net Operating Revenues increased R$ 255.1 million, or 4.9%, over the year of 2007. This variation resulted from:

1)	Revenues from Sales of Power to Final Customers, which recorded 8.1% growth on account of:

a)
a 4.2% increase in total billed power consumption, which corresponds to an additional 887.5 GWh supplied, mostly in the following categories: residential, industrial, and commercial, which recorded growth rates of 4.6%, 7.8%, and 6.6%, respectively;

b)	a 2.5% increase in the number of customers, which corresponds to 86,479 new customers; and

c)	an average 0.04% rate increase in June 2008, whereas in 2007 rates were cut 1.22% on average. For further information about Net Operating Revenues, see Note 30.

2)
Revenues from the Use of the Power Grid grew 4.7%, due mostly to increased balances under the distribution system account, thanks to a 5.6% increase in COPEL’s grid market, i.e., all customers within its concession area, and to rate increases authorized by ANEEL. For further information, see Note 30;

3)
Telecommunications Revenues grew 26.2%, on account of a 13.0% increase in the number of customers, a 27.0% increase in network usage sales, and increased connections sold to cell phone operators using 3G technology and high-speed networks (155 Mbps and 622 Mbps).

4)	Revenues from the Distribution of Piped Gas grew 16.2%, mostly on account of a 54.0% increase in the number of customers and a rate increase in September 2008;

5)
Other Operating Revenues fell 24.4%, mostly due to the R$ 30.5 million drop under Leases and Rents and the R$ 14.5 million drop under Revenues from Services. These drops were caused mostly by the interruption in the operation of the Araucária Thermal Power Plant from January to May 2008, for technical reasons;

6)
Deductions from Revenues grew R$ 130.2 million, mostly on account of increased taxable income and the resulting increases in: VAT (ICMS), R$ 92.9 million; COFINS tax, R$ 48.3 million; PIS/PASEP taxes, R$ 9.3 million; offset by the drop in Fuel Consumption Account (Conta de Consumo de Combustível or CCC), in the amount of R$ 25.9 million, due to the effects of the Account for Compensation of Portion A Amounts (CVA). For further information, see Note 31.

3.2. Operating Costs and Expenses

Operating expenses grew R$ 377.1 million in 2008, or 10.4%, due mostly to:

1)
A R$ 335.8 million increase in Power Purchased for Resale, mostly on account of increased volumes acquired from: Auctions, R$ 140.2 million; from the Itaipu Power Plant, R$ 117.1 million; from the CCEE, R$ 103.5 million; in addition to the reversal of R$ 100.9 million in 2007 (non recurring in 2008) in connection with CIEN invoices. The increases above were offset by the expiration of the CIEN power purchase agreement, which accounted for R$ 111.2 million, and by the R$ 22.7 million increase in the PIS/PASEP and COFINS tax credits on power purchased for resale;

2)	A 3.7% increase in Personnel, due to the 7.54% wage increase resulting from the collective bargaining agreement that went into effect in October 2008. Further information is available in Note 32-c;

3)	A R$ 43.9 million increase in Pension and Healthcare Plans on account of the accrual of the effects of the actuarial calculation, defined annually by a third-party actuary;

4)
A R$ 28.2 million increase in Raw Materials and Supplies for Power Generation, mostly on account of the reversal of R$ 29.9 million in COFINS and PASEP taxes, whose accrual was not necessary pursuant to a ruling by the Federal Revenue Service, in light of the renegotiation of the debt to Petrobras in May 2006, resulting in an accounting reclassification in 2007, which was non recurring.

5)	A 23.4% increase in Natural Gas for Resale and Supplies for the Gas Business, on account of increased gas prices and the significant variation of the U.S. dollar exchange rate in the fourth quarter;

6)
An 11.3% increase in Third-Party Services, mostly on account of increased expenses with maintenance resulting from the higher number of contractors hired, in compliance with Regulation NR 10 issued by the Labor Ministry, which requires a minimum number of professionals under contract for contingencies. Out of the total spent, R$ 12.0 million refer to the maintenance of the Araucária Power Plant. For further information, see Note 32.e;

7)
A R$ 25.2 million drop in Depreciation and Amortization, thanks to the amortization of the deferred assets of UEG Araucária still in 2007, which resulted in a R$ 17.9 million reduction in 2008, and to the accrual of COFINS/PASEP taxes and Special Liabilities as of January and July 2008, respectively; this drop was offset by increased depreciation and amortization quotas resulting from additions to property, plant, and equipment in service.

3.3. EBITDA

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) reached R$ 1.8 billion in 2008, with a 33.9% margin. COPEL’s EBITDA for 2008 is broken down below:

EBITDA Calculation	Consolidated

	2008	2007
Income for the period	1,078,744	1,106,610
Deferred income tax and social contribution	106,082	(75,853)
Provision for income tax and social contribution	352,064	536,168
Result of equity in subsidiaries and investees	(14,318)	(9,509)
Financial expenses (revenues), net	(94,363)	(20,243)
Minority interest	18,069	31,090
EBIT	1,446,278	1,568,263
Depreciation and amortization	404,743	429,957
EBITDA - ajusted	1,851,021	1,998,220
Net Operating Revenues (NOR)	5,458,778	5,203,661

EBITDA margin %(1)	33.9%	38.4%

(1) EBITDA ÷ NOR

EBITDA History

3.4. Financial Income (Losses)

Financial Income (Losses) was mostly affected by the following:

  Financial Revenues, which recorded a R$ 92.6 million increase over 2007, mostly on account of gains under Revenues from Financial Transactions totaling R$ 60.7 million, resulting from the cash amounts invested during the year, and of the increase under Monetary Variations on the CRC transferred to the State Government, which is restated according to the IGP-DI index, which was 9.1% from January through December 2008; and

  Financial Expenses, which increased R$ 18.5 million, on account of:
a)	the added expenses with foreign-currency denominated loans, mostly because of the 31.9% devaluation of the real against the U.S. dollar in 2008, whereas in 2007 the real appreciated 17.1%;

b)	lower charges on account of the payment of the 2nd installment of the 3rd issue of single-series debentures, which took place in February 2008;

c)	a R$ 41.9 million reduction on account of the extinction of the CPMF tax.

3.5. Indebtedness

Short and long-term debts fluctuated in 2008 mostly on account of R$ 34.8 million in capital raising, of which R$ 32.5 million were a partial withdrawal under the agreement with Eletrobrás for the “Luz para Todos” Electrification Program, and R$ 2.3 million were a partial withdrawal under two agreements with FINEP for R&D. The Company’s payments in 2008 totaled R$ 542.1 million, broken down below:

	Amortization of princ. amts.	Charges	Total

Loans and financing	86.5	156.5	243.0
Debentures	176.1	123.0	299.1

Total payments	262.6	279.5	542.1

The changes in short and long-term indebtedness, comprising principal amounts and interest, are shown below:

3.6. Net Income

In 2008, COPEL recorded net income of R$ 1,078.7 million, a figure 2.5% lower than that recorded in 2007 (R$ 1,106.6 million). This performance resulted in a rate of return on shareholders’ equity of 15.5% (net income ÷ shareholders’ equity – net income), with a 14.4% drop compared to 2007.

3.7. Added Value

In 2008, COPEL recorded R$ 5.4 billion in Total Added Value, a figure 3.9% or R$ 0.2 billion higher than the one recorded in 2007. However, it is important to point out that the Company distributed a significant amount to the State government, boosting the State economy with approximately R$ 3.1 billion resulting from tax collection, wages, earnings retained by the Company, and the State Government's interest, representing 57.0% of the total amount distributed by COPEL, as shown below:

Distribution of Added Value to the State of Paraná (thousands of R$)	2008	2007

Value added tax (VAT)	1,605,782	1,512,346
Other State and municipal taxes	4,706	4,565
Payroll	582,822	523,217
Retained earnings	816,910	838,860
31.1% of dividends(1)	10,522	21,070
31.1% of return on capital(1)	70,908	62,200

Total	3,091,650	2,962,258

(1) Percentage corresponding to the State Government’s share

Distribution of Added Value - 2008

Added Value Distribution Breakdown

Sales of power and services and other revenues	2008	%	Δ% 2008-2007	2007	%

Supply to final customers	2,968,880	35.7	8.1	2,747,680	34.7
Residential	876,336	10.6	32.7	660,166	8.3
Low income residential	59,598	0.7	(72.4)	216,121	2.7
Industrial	1,069,202	12.9	8.5	985,685	12.4
Commercial	622,046	7.5	9.1	570,418	7.2
Rural	123,071	1.5	8.2	113,720	1.4
Public agencies	86,333	1.0	5.1	82,165	1.0
Public lighting	67,005	0.8	5.5	63,518	0.8
Public services	63,403	0.8	2.3	61,992	0.8
Network charges - adjustment installments	1,886	-	(130.9)	(6,105)	(0.1)
Supply to distributors	1,363,094	16.4	(0.3)	1,367,595	17.3
Short-term power - CCEE	48,128	0.6	(30.5)	69,238	0.9
Other supply contracts	1,314,966	15.8	1.3	1,298,357	16.4
Use of the power grid	3,473,098	41.9	4.7	3,316,963	41.8
Telecommunications revenues	80,604	1.0	26.2	63,893	0.8
Distribution of piped gas	283,709	3.4	16.2	244,080	3.1
Other operating revenues	136,010	1.6	(24.4)	179,883	2.3

Total	8,305,395	100.0	4.9	7,920,094	100.0

Government	2008	%	Δ% 2008-2007	2007	%

FEDERAL	1,747,437	52.2	2.0	1,713,370	53.0
Social charges - INSS	120,932	3.6	7.4	112,649	3.5
Income tax and social contribution	458,146	13.7	(0.5)	460,315	14.2
PIS/Pasep taxes	139,579	4.2	7.2	130,249	4.0
COFINS tax	642,930	19.2	8.1	594,658	18.4
CPMF and IOF taxes	9,090	0.3	(84.2)	57,515	1.8
Other federal taxes	3,123	0.1	215.5	990	-
Customer charges:	636,856	19.0	7.7	591,133	18.3
Global Reversal Reserve - RGR	64,877	1.9	6.2	61,105	1.9
Energy Development Account - CDE	189,560	5.7	2.9	184,294	5.7
Fuel Consumption Account - CCC	153,208	4.6	(14.4)	179,071	5.5
Research & Development and Energy Efficiency - R&D and EEP	53,616	1.6	(4.8)	56,347	1.7
Financial Compensation for Use of Water Resources - CFURH	86,513	2.6	17.0	73,938	2.3
Electric Energy Service Inspection Fee - TFSEE	17,821	0.5	3.3	17,246	0.5
System Service Charges - ESS	71,261	2.1	272.5	19,132	0.6
( - ) Pasep/Cofins taxes paid in advance on supplies	(263,219)	(7.9)	12.4	(234,139)	(7.2)
STATE	1,594,946	47.7	5.4	1,513,381	46.9
VAT (ICMS) (on sales to final customers)	1,600,758	47.8	6.2	1,507,882	46.8
IPVA tax, tolls, and other taxes and fees	1,687	0.1	63.0	1,035	0.1
VAT (ICMS)	5,024	0.2	12.5	4,464	0.1
( - ) VAT (ICMS) paid in advance on supplies	(12,523)	(0.4)	-	-	-
MUNICIPAL	3,019	0.1	(14.5)	3,530	0.1
Service tax (ISSQN)	1,834	0.1	(28.7)	2,571	0.1
IPMC and ICS taxes	89	-	-	-	-
IPTU tax, mandatory contributions, and other taxes and fees	1,096	-	14.3	959	-

Total	3,345,402	100.0	3.6	3,230,281	100.0

The full Statement of Added Value, in greater detail, is featured herein, together with the financial statements.

3.8. Stock Performance

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 22.00 per share (a 25.42% drop), class A preferred shares were traded at R$ 23.00 per share (a 25.81% drop), and class B preferred shares were traded at R$ 24.00 per share (a 10.45% drop), while the Ibovespa and IEE indicators dropped 41.22% and 11.64%, respectively. As reported by the New York Stock Exchange (NYSE), the closing price of COPEL’s common shares (ELPVY) on the last trading day of the period was US$ 9.75 per share (a 40.18% drop), and class B preferred shares (ELP) were traded at US$ 10.54 per share (a 30.15% drop), while the Dow Jones index fell 33.84% . As reported by Latibex (the Market for Latin-American Securities in Euros), linked to the Madrid Stock Exchange, the closing price of COPEL’s class B preferred shares (XCOP) on the last trading day of the period was € 7.50 per share (a 28.44% drop), while the Latibex index fell 51.78% .

3.9. Economic Value Added - EVA

Economic Value Added – EVA represents economic profit, i.e., how much wealth the company created with the capital employed in its operations, after deducting the return on this capital.

COPEL has maintained in the past few years a good Operating Return on Investments, with a rate of 15.1% in 2008. This was the main contributing factor to adding value to shareholders in the amount of R$ 360.5 million, indicating the Company is indeed focused on creating value by obtaining return on investments made in previous years, which are now operational.

The 12% rate of return on capital was maintained since it suits the Brazilian power sector standards in light of a Beta index of 0.63 as of December 31, 2008.

STATEMENT OF ECONOMIC VALUE ADDED
As of December 31, 2008 and 2007

(In millions of reais)

		Consolidated

		2008	2007

1.	Sales	8,305.4	7,920.1
2.	Operating costs and expenses	(6,859.1)	(6,351.8)
3.	Equity in investees and subsidiaries	14.3	9.5
4.	Financial revenues	488.6	396.0
5.	Income tax and social contribution on profits generated by assets	(574.3)	(568.6)
6.	Operating income generated by assets, net of taxes	1,374.9	1,405.2

7.	Operating margin ( 6 ÷1 )	0.1655	0.1774

8.	Third-party capital	1,864.6	2,102.5
9.	Own capital	7,215.5	6,516.7
10.	Capital eligible for return - ( 8 + 9 )	9,080.1	8,619.2

11.	Capital turnover ( 1 ÷ 10 )	0.9147	0.9189

12.	Operating Return on Investment ( 7 x 11)	15.14%	16.30%
	or ORI in millions of reais	1,374.7	1,404.9

13.	Gross Financial Expenses with third-party capital	210.1	230.2
14.	Tax savings	(61.9)	(66.3)
15.	Net Financial Expenses with third-party capital ( 13 - 14 )	148.2	163.9

16.	Average rate of return on third-party capital	7.95%	7.80%
	net of tax effects (15 ÷ 8)
17.	Participation of third-party capital ( 8 ÷ 10 )	20.54%	24.39%

18.	Rate of return on own capital	12.00%	12.00%
	considering a Beta index of 0,628
19.	Participation of own capital ( 9 ÷ 10 )	79.46%	75.61%

20.	Weighed average capital cost - WACM ( 16 x 17 + 18 x 19 )	11.17%	10.98%
	or WACM in millions of reais	1,014.3	946.4

21.	Net operating assets	12,416.1	11,753.5
22.	Operating liabilities	(3,335.9)	(3,134.4)
23.	Capital eligible for return	9,080.2	8,619.1

	Economic Value Added ( 12 - 20 x 23 )	360.5	458.5

3.10. Expenditures in the Concession

COPEL’s 2009 expenditure program was approved at the 86th Extraordinary Meeting of the Board of Directors, on December 19, 2008.

The projected expenditures in permanent assets in 2009, comprising interests in other companies, property, plant, and equipment, and intangible assets, are broken down below:

Companies	Actual	Actual	% Variation	Estimated
In millions of reais	2007	2008	2008-2007	2009

Interests in other companies
Copel Geração e Transmissão
Consórcio Energético Cruzeiro do Sul	6.5	50.3	673.8	180.3
Centrais Eólicas do Paraná	2.1	-	-	-
Copel Participações and Parent Company
UEG Araucária	1.0	-	-	-
Dominó Holdings	-	110.2	-	-
Property, plant, and equipment and intangible assets
Copel Geração e Transmissão(Basic Network)(1)	19.7	93.1	372.6	107.5
Copel Transmissão	74.2	-	-	-
Copel Distribuição	380.1	497.7	30.9	774.7
Copel Telecomunicações	31.6	24.7	(21.8)	51.3
Total	515.2	776.0	50.6	1,113.8

(1) The amount estimated for 2009 includes R$ 54.4 million in connection with the Basic Transmission Network

This table does not include expenditures with the property, plant, and equipment and with the intangible assets of investees.

In addition to its expenditure program, which covers property, plant, and equipment and intangible assets, COPEL also invests in interests in other companies. These investments include the acquisition of a controlling interest in Centrais Eólicas do Paraná Ltda. in 2007 by COPEL Geração S.A., for R$ 2.1 million. In 2008, COPEL Participações S.A. acquired 30% of the stock of Dominó Holdings for R$ 110.2 million.

3.11. Cash Flows

	In 2008	In 2007	Variation
	(thousands of R$)	(thousands of R$)	(thousands of R$)

Initial balance	1,540,871	1,468,716	72,155
Operating activities	1,493,468	1,315,966	177,502
Investments	(723,987)	(480,003)	(243,984)
Financing	(496,776)	(763,808)	267,032

Final balance	1,813,576	1,540,871	272,705

In 2008, cash flows from operating activities reached R$ 1,493.5 million, with a R$ 177.5 million increase over 2007 (R$ 1,316.0 million). This increase reflects mostly the effects on cash of increased revenues from sales of power to final customers coupled with better collection performance.

Investment activities consumed R$ 724.0 million in 2008, already taking into account the effect of customer contributions and sales of property, plant, and equipment items, in the amount of R$ 91.0 million. A total of R$ 815.0 million were invested in permanent assets, of which R$ 158.9 million in corporate partnerships, R$ 647.7 million in property, plant, and equipment, and R$ 8.4 million in intangible assets. Compared to 2007, investments increased R$ 244.0 million, mostly on account of the acquisition of joint control of Dominó Holdings, for R$ 110.2 million, and of a R$ 131.2 million increase in property, plant, and equipment expenditures.

In 2008, cash flows from financing activities reflected negatively on the balance, generating an effect of R$ 496.8 million, due to:

  the signature of loans, in the amount of R$ 34.8 million;

  the amortization of loans(historical principal amounts), in the amount of R$ 86.5 million;

  the amortization of debentures (historical principal amounts), in the amount of R$ 176.1 million; and

  the payment of dividends proposed in previous years, in the amount of R$ 269.0 million.

In 2007, cash flows from financing activities reflected negatively on the balance, generating an effect of R$ 763.8 million, due to:

  the signature of loans, in the amount of R$ 346.6 million;

  the amortization of loans (historical principal amounts), in the amount of R$ 99.9 million;

  the amortization of debentures (historical principal amounts), in the amount of R$ 717.7 million; and

  the payment of dividends proposed in previous years, in the amount of R$ 292.8 million.

COPEL started off 2008 with R$ 1,540.9 million in cash and obtained from its activities a R$ 272.7 million increase, reaching a final amount of R$ 1,813.6 million at the end of the year. In 2007, the increase was R$ 72.2 million. These increases in cash in hand, recorded consecutively, have made possible the application of resources required for the continuity of the activities conducted by the Company.

3.12. Default within the Power Sector

The Company did not have any records of default in connection with the power purchased for sale and with power sector charges as of December 31, 2008 and 2007, in line with COPEL’s policy of paying its liabilities within the time frames set in the respective contracts.

3.13. Customer Default

Since the accounting period of 2003, COPEL has calculated the overdue bill index for power supply to final customers, according to the following calculation method:

OBS:

1.	Bills are deemed overdue if not paid for over 15 days, pursuant to the overdue notice term (ANEEL Resolution no. 456/2000).
2.	Losses recognized by the Company are excluded from overdue amounts.
3.
The drop in the level of overdue bills, from 1.29% in December 2007 to 1.17% in December 2008, was a result of increased actions by the Company to fight default, including negotiations of pending bills due by major customers.

Overdue Bill Level for Supply to Final Customers (in millions of reais / %)

4. SOCIAL AND POWER SECTOR PERFORMANCE

4.1. Social and Cultural Performance

4.1.1. Human Rights

The Company has pledged to be fully committed to the United Nations’ Global Compact since its inception, in 2000. COPEL has made systematic efforts towards aligning its corporate initiatives and policies with the principles of the Compact, fully incorporating this global ethical frame of reference into the Company’s day-to-day business through three major courses of action.

The first one concerns the internal dimensions of the Company and involves the constant improvement of management systems and corporate policies. The second one, considered a structural one, concerns the Company’s actions towards the outside world and involves the support to the development, implementation, and improvement of social inclusion policies which promote greater sustainability of society at large. The third one concerns the direct involvement, usually under partnerships with other companies, institutions, or organizations, in social and environmental projects and initiatives.

Broken down for purposes of greater clarity, these three fronts are addressed as strategically convergent and complementary. The table below summarizes these fronts and their relation to the Principles of the Global Compact.

Incorporation of the Principles of the Global Compact: caption

1	To respect and protect human rights	5	To abolish child labor	9	To encourage environmentally- friendly technologies

2	To prevent human rights violations	6	To eliminate discrimination in respect of employment or occupation	10	To fight all forms of corruption, including extortion and bribery

3	To support freedom of association	7	To support a precautionary approach to environmental challenges	*	Unspecified timetable

4	To abolish forced labor	8	To promote environmental responsibility

Projects / Programs / Management Systems / Participations and Internal Policies	Global Compact Principles with which they comply	Start	Conclusion

Management Policies and Systems

Social and environmental management program	All	2008	2010

Program for dialogue and development of relations with suppliers, aimed at implementing evaluation practices for suppliers of materials and auditing at the first level of the chain of suppliers	All	2008	*

Establishment of the internal commission and the action plan for the promotion of human rights	1, 2, 3, 4, 5, 6, 8	2008	*

Accessibility Program in the distribution unit (comprising facilities, communications, and individual behavior)	1, 2, 6	2007	2010

Nutritional Safety and Sustainable Community Development Program – test project implemented at the Araucária Thermal Power Plant	1, 2, 3, 4, 5, 6, 7, 8, 9	2007	2010

COPEL’s Doors Open to You: dialogue with stakeholders, at public meetings, with the participation of senior management.	All	2006	*

Support to Public Policies and Management Improvement

Participation in the Brazilian Global Compact Committee	All	2000	*

Participation in power sector organizations which address and promote energy efficiency and environmental improvements: Brazilian Association of Electric Utilities (ABCE), Energy Planning Company (EPE), Association of Independent Power Producers (APINE), CIGRÉ Environmental Committee, Brazilian Association of Power Generation Utilities (ABRAGE), Brazilian Committee of Large Dams (CBDB)
	All	Different dates	*

Projects / Programs / Management Systems / Participations and Internal Policies	Global Compact Principles with which they comply	Start	Conclusion

Participation in associations which address and promote environmental improvements: Agenda 21; the Permanent Council on Infrastructure and the Environment of the Federation of Industries of Paraná (FIEP-PR); the Interinstitutional Commission on Environmental Education of the National Environmental Education Program (PRONEA); Iguaçu and Tibagi River Basin Committees; Consortium for the Environmental Protection of the Tibagi River Basin (COPATI); Technical Chamber on Cartography and Geoprocessing of the State of Paraná
	7, 8, 9	Different dates	*

Support to Public Policies and Management Improvement

Participation in the Committee of Institutions against Starvation and for Life (COEP) and in the State Committee for Nutritional and Feeding Safety (CONSEA - PR)	1, 2, 3, 4, 5, 6, 7, 8, 9	1995/ 2003	*

Participation in the Paraná Council for Corporate Citizenship (CPCE) for joint promotion of social responsibility within the State	All	2005	*

Voluntary participation in the Paraná Competitivo Movement and in the judging panels of the following awards: National Quality Awards, Public Service Quality Awards, Corporate Success Awards, and Paraná Management Quality Awards	All	2000	*

Coordenation of Gespública in Paraná: a system designed for the promotion of excellence, ethics, transparency, participation, decentralization, and social control in public management	All	2003	*

Participation in the Integrated Environmental Management Program (PGAI) of COPEL, SANEPAR, and State Departments, to create synergies among the actions taken under the program, in the area of microbasins, in order to promote improved quality and availability of water through better use, management, and conservation of soil, water, and forests	1, 2, 7, 8,9	2008	*

Social and Environmental Programs, Projects, and Activities: Highlights

Non-profit program for the collection of donations to charities and social service institutions through power bills; this program currently benefits 74 charities. To sign up for it, entities must be non-profit charities or collective interest organizations and must provide all required documentation.	All	1999	*

Annual donation program through tax incentives for the Fund for the Rights of Children and Teenagers (FIA).	1, 2, 5	2006	*

Corporate Volunteering Program – EletriCidadania: license of 4 hours a month to employees who engage in volunteer work.	1, 2	2001	*

Literacy Program for Youngsters and Adults – “Luz das Letras” – Stage II	1, 8	2009	*

Luz Fraterna Program: cooperation agreement with the State government to provide payment exemption to low income customers who consume up to 100 kWh/month.	1, 2, 4, 5, 10	2005	*

Energy Universalization - Luz para Todos Program - connection of the entire rural population in the State to COPEL's grid.	1, 2, 4, 5, 10	2003	*

Night Aviculture Program: promotes the increase of poultry farming and export by providing rate discounts to rural customers engaged in this business and supplied at low voltage.	1, 2, 4, 5	2007	2010

Night Irrigation Program: incentives to the use of irrigation to increase agricultural output and improve life standards in rural areas. Subsidized rate and equipment to rural customers.	1, 2, 4, 5, 7, 8, 9	2003	2007

Luz Legal Program: establishment of regular power supply to areas occupied irregularly and later regularized by the State Housing Company (COHAPAR).	1, 2	2003	*

Paraná em Ação Program: a program promoted by the Special Department for Community Relations, with the goal of offering free services that promote citizenship and social inclusion. COPEL participates by providing commercial service and instructions on how to use power safely and efficiently.	1, 2	2003	*

Paraná Digital Program: digital inclusion by means of the connection of public schools to the internet.	1, 2, 4, 5, 6, 10	2003	*

Aprendiz (Young Apprentice) Program: a State-sponsored educational program for teenagers between 14 and 18 years old, both male and female, who have been sentenced to social and educational measures or granted a stay of prosecution. It is coordinated by the State Department for Children and Teenagers and relies on the participation of government bodies and State-run institutions, educational institutions, and entities in charge of enforcing those measures.	1, 2, 4, 5, 10	2003	*

Special power rates for social organizations which meet certain criteria set by COPEL and for low income customers, which may be granted discounts of up to 65%, provided their average monthly consumption is up to 220 kWh.	1, 2, 4, 5, 10	2003	*

Tribute to the Waters Program: support to the sustainable development of surrounding communities	1, 2, 5, 7, 8, 9, 10	2004	2014

Projects / Programs / Management Systems / Participations and Internal Policies	Global Compact Principles with which they comply	Start	Conclusion

Corporate Waste Management Program: aimed at reducing, reusing, and recycling all waste generated by the Company.	7, 8, 9, 10	2005	*

Environmental education program at the Iguaçu Regional Museum: a community-oriented program	7, 8, 9, 10	Different dates	*

Energy Efficiency Program: aimed at promoting the efficient use of power in households and industrial, commercial, and public facilities within COPEL's concession area	7, 8, 9	2000	*

Programs at the Experimental Station for Ichthyological Studies: monitoring and repopulation of rivers and reservoirs in Paraná.	7, 8, 9	2005	*

Control of invading species: monitoring of the entry of the golden mussel (Limnoperna fortunei) and other species.	7, 8, 9	2000	*

Social and Environmental Programs, Projects, and Activities: Highlights

Recovery of degraded areas: harvest and replacement of native vegetation in degraded and protection areas.	7, 8, 9	1999	*

Guiding plans for the use of reservoirs and their surroundings: these plans set forth actions for the management and occupation of reservoirs and their surroundings within a 1,000-meter range.	7, 8, 9	1992	*

Environmental Education for Sustainability Program	7, 8, 9,10	2003	*

Social-Environmental Urban Forestation Program: designed to help local administrations make adjustments to their urban vegetation so as to allow trees and power grids to coexist harmoniously	7, 8, 9	1992	*

Projects for the biological recovery of areas contaminated by insulating mineral oil (Atuba, Mandirituba, Fazenda Rio Grande, Piên, and Araucária)	7, 8, 9	2004	2009

Program for the Corporate Management of Greeenhouse Gas Emissions: aimed at assessing emissions and proposing mechanisms for their reduction/neutralization, with further measures in the future.	7, 8, 9	2007	*

4.1.2. Social Corporate Projects and Programs

In 2008, mankind celebrated the 60th-year anniversary of the Universal Declaration of Human Rights, and companies throughout the world, particularly those most responsible, which have signed the Global Compact, have acted to protect, respect, and restore human rights within their range.

COPEL was committed to this global effort and invited all its suppliers, partners, customers, and other stakeholders to join in. Thus, in 2008 COPEL upheld the cause of the wide promotion of universally-accepted human rights as part of its corporate responsibility approach, through social initiatives and policies. Among these initiatives, the most important were:

Literacy Program for Youngsters and Adults – “Luz das Letras”

In 2008, in cooperation with the State Education Department, COPEL concluded the new version of the Luz das Letras – Stage II literacy software, which is a tool designed to help youngsters, adults, and the elderly to learn to read and write, inspired by the theme “A Story to Tell”. It will be fully implemented by the first half of 2009.

Program for the Promotion of Diversity

Launched in August 2007, this program is divided into different fronts which comprise, in particular, people with disabilities (for direct interaction with the Accessibility Group, aiming to pursue solutions for the adaptation of the Company’s facilities and internal culture as far as people with disabilities of all kinds), racial, and ethnic groups within the Company’s workforce.

Corporate Nutritional Safety and Sustainable Community Development Program

COPEL, as a member of the State Food Safety Council (CONSEA), has conducted a program for the promotion of the nutritional value of different foods, which has already resulted in the creation of the Organic Food Safety Test Project. This program not only aims to change the eating habits of the Company’s employees and their relatives but also reinforce its commitment to sustainability, encouraging family-based organic agriculture, in favor of better quality of life, and promoting social inclusion through job creation. The program was implemented in the first half of 2008 at the Araucária Thermal Power Plant, with the participation of organic farmers, COPEL employees, third-party employees, food handlers, relatives, and managers who will further spread these concepts throughout the Company.

COPEL’s initiative is based on the Nutritional and Food Safety Act (LOSAN), discussed and proposed by civil society and approved by the Chamber of Representatives and by the Federal Senate without any reservations.

Corporate Accessibility Program

COPEL’s Corporate Accessibility Program, implemented in August 2007, made significant progress during its first year in the area of social inclusion, particularly that of people with limited mobility and special needs.

In 2008, through the Internal Workplace Accident Prevention Week (Semana Interna de Prevenção de Acidentes de Trabalho or SIPAT), the program was promoted throughout the Company, with the participation of over one thousand employees.

COPEL has adopted architectural accessibility measures, in order to comply with the requirements of the NBR 9050 standard. In 2008, over one hundred employees received training through specific courses and seminars. Furthermore, the Company signed a cooperation agreement with the Regional Engineering, Architecture, and Agronomy Council of Paraná (Conselho Regional de Engenharia, Arquitetura e Agronomia do Paraná or CREA-PR) to provide training to over three thousand COPEL technicians and engineers.

In its 2008 employee admission tests, COPEL offered for the first time a full-time position for an architect, who will be charged with monitoring all construction and renovation work and all new projects by the Company, in order to ensure accessibility to all, in compliance with Laws no. 10,048 and 10,098, dated December 2000, and Decree no. 5,296, dated December 2004.

COPEL’s electricity bills in Braille, which were launched in December 2007 to better serve the Company’s visually impaired customers, is another important accessibility measure currently under way. This service, which is currently used by over 200 customers throughout the State, has been widely advertised through the media and through the power bills themselves to further increase its range. COPEL’s very own website, which was redesigned in 2008, has also been made accessible to visually impaired customers.

Support to Public Policies

As a sponsor of the social and economic development of the State of Paraná, COPEL has historically supported and participated in several joint initiatives with government agencies, non-governmental organizations (NGOs), and other institutions aimed at the wide promotion of citizenship, particularly within the neediest communities. Some of these initiatives are highlighted below:

• The Nutritional Safety Council of Paraná (CONSEA/PR)

A forum for dialogue and coordination between the State Government, civil society organizations, and the Federal Government, the Council plays a consulting role, proposing policies, programs, and activities that uphold the right to food as a core human right.

In 2003, the Government of Paraná, in an interinstitutional initiative coordinated by the State Labor and Social Promotion Department with the other State Departments and with COPEL, and in cooperation with civil society organizations, designed the Fome Zero (Zero Hunger) Paraná Program. Since then, COPEL has participated in all surveys, diagnoses, project designs, and analyses of public policies concerning nutritional safety in Paraná and in Brazil. In 2008, ten regular meetings were held, for a total of 160 annual hours, in addition to meetings with regional commissions throughout the State of Paraná.

In Brazil, the festivities for the World Food Day on October 16 were extended into a World Food Week, during which civil society organizations, federal ministries, state and municipal governments promoted initiatives concerning the theme of “Strengthening Family Agriculture to Ensure Food Security”.

In November 2008, the Nutritional and Food Security Law (Lei Orgânica de Segurança Alimentar e Nutricional or LOSAN) was discussed prominently at the college extension seminar titled “Investing in Family and Ecological Agriculture to Ensure Sustainable Food and Nutritional Security”. The event was promoted by the Nutrition Department of the Federal University of Paraná (Universidade Federal do Paraná or UFPR) and by the Southern Cooperation Center for Food and Nutrition (Centro Colaborador de Alimentação e Nutrição da Região Sul or CECAN-Sul), with the support of CONSEA-PR and several other entities from throughout the State.

Tax incentives

In 2008, contributions under the Rouanet Law, in the amount of R$ 5.6 million, were made to projects duly approved by the Federal Ministry of Culture.

Under the Rouanet Law, COPEL contributed to the “Japanese Art: from modern to contemporary” exhibit, which was proposed by the Society of Friends of the Oscar Niemeyer Museum (MON).

Inspired by the spirit of volunteering, the Company encouraged donations to the Fund for the Rights of Children and Teenagers (FIA). In 2008, COPEL donated a total of R$ 1.3 million (not including contributions by subsidiaries), making use of tax incentives, to several projects registered at the FIA. These projects include the Program for the Support of Innovation and Humane Hospital Care at the Pequeno Príncipe Children’s Hospital and the Mission Children: Sowing the Future Program by the Pequeno Cotolengo Institution.

Through the FIA, COPEL has contributed to the Program for the Support of Innovation and Humane Hospital Care at the Pequeno Príncipe Children’s Hospital, in Curitiba, which serves children and teenagers from throughout the State of Paraná.

COPEL has turned this practice into a policy. From now on, the Company will maximize the use of resources from tax incentives in connection with the FIA, based on annual estimates of the amounts of tax due, allocating them to social projects. COPEL invites its partner companies and suppliers to do the same, since by joining forces we can really make a difference to the children and teenagers of our State. The following table features information about cultural and social projects and the funds allocated by the Company from 2006 through 2008:

COPEL’s performance in the cultural and social areas	2008		2007		2006

Information about the cultural and social projects sponsored by COPEL (1)

	Rouanet Law	FIA	Rouanet Law	FIA	Rouanet Law	FIA

Funds allocated to cultural projects (in thousands of R$)	5,602	1,340	5,006	1,676	8,305	2,035

Number of projects sponsored by the Company	14	2	21	4	22	10

Funds allocated to the single largest cultural project (in thousands of R$)	1,300	1,000	500	1,000	1,200	1,300

(1) These amounts do not include COPEL’s subsidiaries

4.1.3. Government and Society

COPEL’s Social Investment Program aims to promote human rights, citizenship, and social and environmental responsibility, through the transfer of funds, in a planned and aware manner, to projects which promote social change, for the benefit of sustainable development with returns to the society of Paraná. Thus, the Company strives to ensure that its investments contribute to the Millenium Development Goals (MDGs) and to the principles of the Global Compact and that they are in sync with COPEL’s strategic objectives.

The table below summarizes COPEL’s social performance, from 2006 to 2008, as regards the government and society at large:

COPEL’s social performance	2008	2007	2006

Government and Society: events and use of COPEL funds in campaigns and programs

Funds allocated to federal, state, and municipal government programs (not mandatory by law) (in thousands of R$)	655	6,491	18,331

Number of events in favor of: food security	10	43	15

Advertising funds allocated to institutional campaigns promoting the development of citizenship (in thousands of R$)	3,633	2,384	12,929

Funds invested in programs which employ tax incentives/total funds allocated to social expenditures (in thousands of R$)	7,262	7,285	11,399

Community: volunteering and use of COPEL funds in social actions

Funds applied to education (in thousands of R$)(1)	655	6,615	19,020

Funds applied to healthcare and sanitation (in thousands of R$)(1)	94,460	23,873	80,195

Funds applied to culture (in thousands of R$)(1)	5,902	5,510	9,207

Other funds applied to social actions (in thousands of R$)(1)	4,106	4,380	5,304

Funds allocated to social action (not including legal obligations, taxes, and benefits to employees) (% of net revenues)	1.8	0.8	2.3

Percentage of cash donations out of total funds allocated to social action(2)	-	-	-

Percentage of expenditures in the Company’s own social projects out of total funds allocated to social action	1.5	1.7	0.4

Community: volunteering and use of COPEL funds in social actions

Percentage of employees who perform volunteer work in the community outside COPEL, out of total workforce	1	1	1

Annual hours donated by COPEL (out of regular working hours) to volunteer work by its employees	868	869	730

(1)	These amounts include COPEL’s subsidiaries.
(2)	COPEL does not make donations in cash but rather contributes to cultural and FIA projects

4.1.4. Customers

Customer relations

With several communications channels available to the different customer segments of the Company and listed on www.copel.com, COPEL adds quality and agility in providing information and responding to requests, suggestions, and complaints.

The Company’s call center (0800-51-00-116), being the main customer service channel, provided service to 614 thousand customers a month, on average, in 2008, while COPEL's 113 in-person service units received an average of 146 thousand service requests a month.

Specific customer segments, such as high voltage customers, receive separate service provided by specialized staff (0800-643-7575). Large industrial and commercial customers can rely on business analysts who are trained to provide personalized commercial and technical support, and on the Distribution Operation Center, for power supply-related emergencies.

Customers are represented through COPEL Distribuição’s Customer Council, set up by the Company’s Board of Officers in November 1993, with the task of reviewing issues involving power supply, rates, and proper service to final customers and of submitting suggestions for the improvement of the Company's relations with its customers and with the community at large. The Council is composed of representatives of the residential, commercial, industrial, public agencies, and industrial categories, in addition to a representative of the State Coordination Office for Customer Protection and Defense (PROCON).

The Company is currently acquiring new customer management and integrated corporate management systems, which will contribute to the continuous reliability and the improvement of the management of relations with customers from different segments.

Customer needs, satisfaction, and complaints

Among the actions taken in the continuous pursuit of improved customer service, the highlights were the installation of a voice and video recording system in the Company's call centers, which will support the service quality management, and a workforce management system, which will allow the Company to make the proper adjustments to its call center structure and personnel.

Customer satisfaction is monitored through annual surveys. In 2008, the surveys conducted as part of the annual ABRADEE (Brazilian Association of Distribution Utilities) Awards indicated that COPEL, a member of the Association, enjoys a level of residential customer satisfaction of 85.7% . ANEEL’s surveys, on the other hand, have indicated that 65.5% of all residential customers are satisfied with the Company. Another survey showed that 98.0% of COPEL’s telecommunications customers believe the services they receive have high added value. These results attest to significant progress in customer satisfaction.

Opportunities for improvement identified in each segment are reviewed by multidisciplinary groups, which propose actions to be taken towards excellence in customer satisfaction and continuous improvement of procedures.

The following table features information about the monitoring of COPEL’s customer portfolio, from 2006 through 2008:

CUSTOMER SERVICE

Sale of power (GWh): Percentage of total sales	2008	2007	2006

Residential customers	25.8	25.7	25.8
Low income residential customers	3.6	3.8	4.0
Industrial customers	38.2	38.7	38.5
Commercial customers	19.1	18.6	18.2
Rural customers	7.7	7.6	7.7
Public agencies	2.7	2.7	2.7
Public lighting	3.6	3.7	3.9
Public services	2.8	2.9	3.1
Own consumption	0.1	0.1	0.1
Other utilities	2.4	2.3	2.4

Customer Satisfaction

Satisfaction levels according to the IASC (ANEEL) Survey	65.50	70.87	69.96
Customer Satisfaction Index (ISC) (price and quality)	60.20	66.50	52.70
ISQP (perceived quality)	85.70	84.20	85.30
Service Requests

Total number of calls received (call center)	7,366,847	( *)	( *)
Number of customers served in regional offices	1,757,276	( *)	( *)
Complaint-to-received-calls ratio (%)	1,5	( *)	( *)
Average waiting time during a call (seconds)	49’	( *)	( *)
Average service time (min)	3’12”	( *)	( *)

Number of Customer Complaints

To the Company	111,027	102,334	124,602
To Procon (customer defense agency)	273	282	496
To Courts	2,012	958	705

Complaints: Main Reasons (%)

Number of Customer Complaints to COPEL's Ombudsman's Office	5,702	5,436	4,782

Main reasons for complaints to the Ombudsman's Office: (percentages)

Irregular procedures: includes self-reconnection, diverted power, and tampered meters	19.0	16.3	14.8
Customer service: includes waiting times, response, respect/courtesy	17.3	14.0	17.7
Cost of power bills: includes meter reading, rate, and pending debits	12.2	16.3	19.0
Connection/reconnection: includes the charging of fees, waiting time for connections, service inspections, postinho de luz	12.0	10.0	7.7
Other issues: administrative and records issues	9.2	4.5	6.4
Power outages: includes unscheduled/scheduled/requested outages, duration and frequency of outages	8.3	10.9	7.9
Power bills: includes issue of replacement bills, direct debits, payments, deliveries, and linked accounts	5.1	3.4	4.4
Power grid/lines: increased loads/grid reinforcements, extension works, and waiting times	5.3	6.5	7.1
Reparations: includes material, moral, and physical damages, loss of profits, and waiting times	3.2	3.8	4.3
Voltage: includes voltage levels and variations/oscillations	3.2	3.1	2.7

Main reasons for complaints to the Ombudsman's Office: (percentages)	2008	2007	2006

Public lighting: bulbs/posts, charges, and waiting times	2.4	4.8	3.5
Environment: includes tree trimming/cutting, construction work	1.1	1.7	0.0
Interruption of supply: includes complaints about technical issues, default, and undue suspensions	1.0	2.6	2.5
Social program: inquiries about registration, universalization, and waiting times	0.8	2.1	1.9
Complaints deemed justified out of the total number of cases closed	30.1	47.9	47.4

( *) not measured

Technical quality and continuity of services: indicators

The following table features information about the technical quality of rendered services and safety in the end use of power from 2006 through 2008:

Technical Quality of the Services	2008	2007	2006

Average Outage Duration by Customer (DEC)(1) , COPEL overall (actual)	12.21	14.67	14.79

Average Outage Duration by Customer (DEC), COPEL overall (set limit)	13.20	13.70	14.26

Average Outage Frequency by Customer (FEC)(2) , COPEL overall (actual)	10.79	13.27	13.65

Average Outage Frequency by Customer (FEC), COPEL overall (set limit)	12.78	13.34	13.99

Customer Safety in the End User of Power	2008	2007	2006

Severity Rate – overall rate of accidents with third-parties involving electric shock within the utility’s grid	(*)	2.264	1.066

(1)	DEC indicates the period of time, on average, in which each customer of a given group was deprived of power supply during the assessment period, taking into account outages at least 3 minutes long.
(2)	FEC indicates the number of outages, on average, each customer of a given group suffered during the assessment period, taking into account outages at least 3 minutes long.
(*)	not measured

Client and Consumer Health and Safety

The analysis and control of risks related to the safety and health of employees are integrated into all steps of COPEL’s activities, through joint actions carried out by the workplace safety, occupational health, social service, training, and environment areas, pursuant to the Workplace Safety Policy.

COPEL’s workforce participates in the identification of factors that influence their health and safety by participating in local safety meetings, in Internal Accident Prevention Commissions (CIPAs), of which there are 43 within COPEL, and in workshops, where specific issues are discussed.

Safety and healthcare actions for outsourced employees are disciplined by a specific manual and integrate their service agreements. The Company, in compliance with the applicable legislation, provides training to outsourced labor on workplace safety and supervises the fulfillment of legal safety requirements by contractors through periodic inspections of Individual Protection Gear, Collective Protection Gear, and tools, reviewing the standard procedures for work in risk areas. The control of minimum mandatory training in electricity-related work is conducted with the aid of specific software, which contains information about contractors’ employees, about contractors themselves, and about the contracts signed with them.

4.1.5. Commercial and Institutional Marketing

COPEL strives for economic, social, and environmental balance with a view to corporate sustainability and the fulfillment of its strategic frame of reference.

The Company’s evolution towards sustainability has led to significant changes in corporate management and communication. The Company’s focus has shifted based on wider interest groups, the impact of new technologies, and the adoption of new paradigms for relations with the market and with society at large. Changing scenarios, in reality, impose the expansion and refinement of concepts, the resizing of relations channels with stakeholders, with a view to better dialogue, the interaction of institutional and market issues, and the consolidation of communication as a strategic component within the Company.

COPEL’s actions in the economic-financial, social, and environmental areas are the current parameters used by stakeholders in their judgment of the Company's corporate image. In sync with these parameters, COPEL’s marketing communication actions have been aimed at supporting the Company’s social and environmental programs as well as its commercial programs. Thus, COPEL’s institutional and marketing communication activities meet specific objectives and are coordinated towards the publicity of the Company’s vision and mission statements, with a view to the fulfillment of its strategic objectives and the reinforcement of its corporate image.

In 2008, COPEL conducted a corporate image survey comprising its stakeholders, to assess the Company’s corporate brand and image, through the use of qualitative (in-depth interviews and discussion groups) and quantitative (individual surveys) approaches. The qualitative approach allowed all those surveyed – suppliers, shareholders, government officials, members of the Company's Board of Directors, regulatory agency officials, the community (neighborhood associations in urban areas), society at large (NGOs representing the environmental, cultural, and social areas), the media (radio, TV, newspaper, advertising firms), and customers (unregulated, residential, industrial, and service customers, COPEL's employees, and outsourced labor) - to issue an opinion in a free, unstructured manner, providing a better understanding of the reasoning and the motivations associated with COPEL’s brand and image.

In order to self-regulate the use of marketing tools in connection with its activities and products, COPEL implemented and published in 2008, with wide internal publicity, its corporate communication policy, based particularly on the Company's core values and on the principles of the Global Compact.

Safe and rational use of power: communications actions

The spread of information on the safe use of electric power to prevent accidents, which has been a constant concern for COPEL, has evolved in the past few years into a more sustainable action, incorporating concepts such as citizenship and environmental protection. The content made available through COPEL’s annual Summer on the Beach campaigns and the annual National Electric Energy Safety Week – comprising the distribution of informational materials in schools, civil construction firms, and public venues as squares, supermarkets, bus stations, and malls – attest to this evolution.

In addition, to minimize the negative aspects of its products and services on the community, the Company promotes lectures (at companies, rural cooperatives, associations, and to the community in general) and conveys educational messages through power bills and envelopes, fairs and events, rural calendars (which allow self-reading of consumption levels), and the Company’s website (www.copel.com), which was redesigned in 2008, for easier and faster browsing by all stakeholders, including those with visual impairment.

A new power consumption simulator, which allows users to assess the electricity expenses in their households or by individual appliance, has also been included in the Company’s website. COPEL’s online content is also available on mobile devices such as cellphones or PDAs. COPEL’s website averages over 160 thousand visitors a month.

Information on the safe use of electric energy to prevent accidents and preserve life is also made available on the radio – through a cooperation agreement with the Radio Broadcasters Association of Paraná, which comprises about 240 broadcasters, transmitting educational messages eight times a day. In 2008, the Company rewrote its radio messages as short theatre plays about everyday life situations. Through the voluntary participation of its employees, COPEL conveys more sympathetic messages, which strike a chord with the Company’s customers by being closer to their reality. Greater credibility among the community is also achieved through the work of COPEL’s employees, which uphold the Company’s values.

Other noteworthy institutional and marketing communications actions by COPEL include:

School Kit

The school kit is a booklet on the safe use of electricity and on the prevention of accidents at schools, which is accompanied by a notebook, a ruler, and a memory game. In 2008, 200 thousand kits were distributed at 1321 schools, during lectures given by safety technicians and 645 volunteers throughout Paraná, reaching 125,981 4th grade students in 358 municipalities. In 2009, the Company expects to distribute its school kit to 130 thousand students.

Collection agents

Since 1985, COPEL maintains cooperation agreements with a network of collection agents. The Company has pioneered the use of this alternative bill collection channel. Currently comprising 2,030 establishments in Paraná, in both urban and rural areas, COPEL's network of collection agents is responsible for collecting payment of around 40% of all electricity bills, which corresponds to about 1.2 million bills a month. These cooperation agreements also provide for the distribution of informational materials on the safe and efficient use of power.

Mobile service stations

With 15 mobile stations visiting small towns and major city neighborhoods which do not have COPEL service offices, the Company provides access to its services and information on the safe and efficient use of power, on rights and duties, and on social programs. In 2008, these units held 333 events.

4.1.6. Suppliers

COPEL procures goods and services in compliance with Law no. 8,666/93 (Public Tender Law) and with other applicable legislation, thus it cannot choose suppliers according to geographic area. The law provides for the equality of all bidders, and the Company is responsible for establishing technical and commercial requirements and ensuring the publicity of the process. In 2008, approximately 49.0% of the total amount under contracts for goods and services signed by COPEL was paid to suppliers within the State of Paraná, 50.9% to suppliers from other states, and 0.1% to foreign suppliers.

In the process of supplier registration and bidder qualification, COPEL requires a declaration, signed by a duly identified partner, owner, or manager, that the company does not assign night, dangerous, or hazardous work to employees under 18 years of age and any work at all to individuals under 16. Applicants are also required to declare whether they employ individuals at the age of 14 or older as apprentices. During the process of qualification of suppliers, which are ranked according to the kind of service provided and to company size, COPEL evaluates legal, tax, economic, financial, and technical aspects; qualified companies receive proof of registration, which is used by them to apply for future tenders by the Company.

Contracts for goods and services signed by COPEL with its suppliers are managed by contract managers who are present in all Company offices and who are responsible for the continuous and comprehensive supervision, inspection, and control of the execution of these agreements and of the fulfillment of all contractual terms and conditions until their expiration, pursuant to the Company’s own technical and administrative rules and manuals.

In 2008, COPEL’s priority was not only to create mechanisms to monitor the actual execution of contract provisions about social responsibility and human rights but also to provide guidance about the monitoring procedures. Thus, COPEL allowed suppliers to take part in the process and receive, at specific workshops held by the Company, information about the interpretation of the agreements they have signed.

In compliance with a State Government guideline, COPEL has conducted public tenders, whenever legally possible, through electronic bidding. This initiative aims to ensure greater transparency to all actions taken by management, to make the process more accessible by increasing its publicity, and to allow suppliers from all over Brazil to participate without the need for travel to the place where the bidding process is being conducted. Very small businesses or small enterprises (as defined by Brazilian Law) participating in a bidding process will be granted priority in the event of a tie, pursuant to Complementary Law no. 123/2006.

4.1.7. Workforce

COPEL’s 8,405 regular employees are distributed into four careers according to the nature of their duties and the requirements for their positions: operational (2,746 employees), administrative (2,474 employees), high school level technicians (1,778 employees), and college level professionals (1,407 employees). The Company has been expanding its workforce and in 2008 it hired, through public admission tests, 500 new employees (not including personnel hired by subsidiaries Compagas and Elejor). During the year, 444 employees left the Company, most of them on account of retirement, and the employee turnover rate was 5.66% .

Every regular employee of COPEL is hired through public admission tests, which are open to native-born or naturalized citizens of Brazil, regardless of gender, race, or religious beliefs. COPEL sets aside a share of the jobs available through public admission tests for applicants with disabilities and for African-Brazilians. In 2008, the Company assigned 5% of the available administrative jobs to applicants with disabilities. Thirteen African-Brazilian and 45 “mixed” (“pardos”) applicants were also hired.

In the past 12 years, COPEL's own workforce has grown. During this time, however, there was a downward curve from 1995 to 2002, due to a policy of outsourcing and incentives to early retirement and voluntary redundancy, in preparation for the Company's privatization process, which was never completed. The increase in personnel since 2003 reflects the decision to no longer privatize the Company, to expand its workforce to meet the restrained demand for labor, and to conduct essential services which are directly tied to COPEL’s business in-house.

Professional Development

The Company relies on several forms of training to qualify its employees and continually improve their performance, making use mostly of internal courses to supply demands resulting from the implementation of new technologies and procedures. In 2008, 2,497 training events took place (courses, seminars, and lectures), out of which 2,029 were conducted internally and 468 externally, with a total attendance of 35,292 COPEL employees and 596 workers from contractors. One of the highlights was the training provided to almost 500 employees (managers, supervisors, and professionals) on the regulatory aspects of the power sector, so they can add technical knowledge to their everyday activities. The average overall training hours per employee ratio was 61.7, distributed as follows among COPEL’s career tracks:

Employee training by career	2008 (average hours)

Operational staff	67.9
Administrative staff	35.2
Technical staff	71.6
College-level professionals	81.7

COPEL has a personnel training and development committee composed of representatives of all areas of the Company and which is responsible for strategic decisions regarding personnel training and development, such as institutional post-graduate programs, participation in events abroad, among others. The Company also adopts a consistent policy to improve the educational levels of its employees, with significant investments in post-graduate courses and incentives to self-development, through an allowance-for-education program. The Company currently has 3,322 college-graduated employees, of whom 946 have also attended postgraduate courses at the specialization level, 134 have been awarded Master’s Degrees, and 15 are PhDs.

Salary Policy

COPEL’s policies concerning wages, performance recognition and incentive are based on a model structured upon two pillars: a fixed remuneration (compatible with the job market and the individual merit) and a variable remuneration (employee profit sharing or participation in results). COPEL and CENPRL, a commission set up to address employee profit sharing, have made significant progress in their negotiations, establishing corporate goals, which were renegotiated in 2008. COPEL’s Career and Salary Plan was restructured to reflect the Company’s occupational reality, and serves as a reference for the fixed remuneration, to ensure the wages paid by the Company are compatible with market values and to enforce its salary policy. The ratio between the lowest salary paid by the Company on December 31, 2008 (R$ 822.52) and the national minimum wage in effect on that date (R$ 415.00) was 198%, and there wasn’t any significant discrepancy last year between women’s and men’s basic wages.

Benefits

In addition to the benefits mandated by labor laws, COPEL directly grants its employees the following ones: allowance for education, a vacation bonus, food allowance, allowance for day nursery, assistance to persons with special needs, and others made possible under an agreement between COPEL and Social Security (INSS). In addition, the COPEL Foundation (Fundação COPEL de Previdência e Assistência Social), sponsored by the Company, provides the following benefits: a private pension plan, additional to the pensions paid by Social Security, and an extensive healthcare and dental assistance plan, one of the best on the market.

Freedom of Association and Collective Bargaining

All employees are represented in their labor relations with the Company by independent labor unions, which, pursuant to the applicable Brazilian legislation, may be established according to employee category and territorial basis (municipality).

COPEL maintains a close relationship with all 18 unions that represent its employees: unions representing basic categories (power industry employees) and professional and/or specialized categories. Union representatives have free access to local managers and Company facilities to talk to employees, besides having a formal channel of communications with Human Resources.

Employee participation in the labor negotiations is very important and extends from attending the meetings called by the unions to discuss the agenda of labor demands to voting for accepting or rejecting the Company’s proposals. COPEL also fosters employee participation in trade associations, professional councils, and other entities.

Additionally, COPEL strives to inform its employees about significant changes in its operations, always with as much advance notice as possible, and with the participation of unions, when applicable.

Workplace Health and Safety

Factors which influence the health and safety of COPEL’s employees are identified and addressed through the following specific corporate actions:

  Environmental Risk Prevention Program (PPRA);

  Occupational Health Control Program (PCMSO);

  “Give Life Preference” - Permanent Safety and Health Campaign;

  Workplace Fitness and Physical Conditioning Program;

  Workplace Safety and Health Management Program (GSST);

  A systematic risk assessment application, available on the Company's intranet, to record and control the solutions to near-accidents and accident risk situations in the Company’s internal and external facilities;

  The Workplace Safety and Health Portal, available on the Company's intranet to all employees and outsourced personnel, to collect news, files, and information about workplace health and safety;

  Program for the Elimination of Risk Situations within the Power Distribution Grid, designed to correct specific risks within the Company’s distribution network.

Furthermore, COPEL manages the activities of its workplace safety professionals, through the signature of agreements specifying service to the respective areas.

Specific measures regarding the provision of temporary grounding such as grounding saddles, fiber ladders, harnesses, training and communication about sustainability and social responsibility, baskets in utility trucks to reduce electrician workload, modular frames in technical support vehicles, among others, also contribute to the prevention of accidents and the promotion of health in the workplace, in addition to the activities conducted by the Internal Accident Prevention Commissions (Comissões Internas de Prevenção de Acidentes or CIPAs), of which there are 43 within COPEL.

4.1.8. Employment Indicators

The following table features information about employment at COPEL from 2006 through 2008:

Employment Indicators	2008	2007	2006

Employees aged up to 30 (%)	23.31	24.25	22.38
Employees aged between 31 and 40 (%)	20.75	22.13	21.53
Employees aged between 41 and 50 (%)	41.29	41.39	42.74
Employees aged over 50 (%)	14.64	12.23	13.35
Number of women relative to total workforce (%)	17.93	17.79	17.72
Percentage of women in management-level positions	12.07	11.20	11.42
Female African-Brazilian employees (black and mixed-race) in the workforce (%)	0.79	0.71	0.70
Male African-Brazilian employees (black and mixed-race) in the workforce (%)	8.97	2.58	2.23
Management-level positions occupied by African-Brazilian employees (black and mixed- race) (%)	5.01	4.95	5.08
Percentage of interns in the workforce (%)	5.54	11.06	11.04
Employees hired under the apprenticeship program(***) (%)	1.04	1.01	0.92
Employees with disabilities (%)	74	54	52

Wages paid during the year (in thousands of R$)	484,257	451,156	434,479
Gross payroll	630,551	587,021	579,944
Mandatory social charges	155,715	144,643	146,955
Benefits
Education allowance	2,526	2,296	2,130
Food allowance	58,031	54,505	49,586
Healthcare	20,553	57,076	26,501
COPEL Foundation	16,855	64,348	52,620
Labor claims, supplemental sick leave pay, insurance, surplus transportation tickets, disability pay, accidental death, and nursery allowance.	1,746	10,628	10,161

Profit sharing (totals for each year)

Total expenditures with COPEL’s profit sharing program (in thousands of R$)	65,816	54,254	52,028
Amounts distributed compared to total payroll (%)	10.4	9.2	9.0
COPEL’s stock held by employees (%)	0.01	0.01	0.01
Ratio between the highest and lowest wage paid in cash by COPEL (includes profit sharing and bonuses)	27	29	27
Ratio between COPEL’s lowest wage and the legal minimum wage (includes profit sharing and bonuses)	1.98%	2.01%	2.07%

Wage profile (percentage of employees in each monthly wage bracket), in R$: as of December

Up to 2,000.00	51.76	57.64	60.92
From 2,001 to 4,000	35.02	30.90	28.23
From 4,001 to 6,000	5.83	4.85	4.51
Over 6,000	7.39	6.61	6.34

Average salary by employee category (in thousands of R$)

Management-level positions	7,605	7,041	8,848
Administrative positions	1,785	1,537	1,546
Production positions	2,582	2,357	2,289

Workplace health and safety (annual figures)

Average overtime hours by employee/year	12.29	11.35	13.40
Total number of workplace accidents involving employees	153	208	210
Number of accidents typical of COPEL’s core activities involving employees	120	166	162
Total number of travel accidents involving employees	28	36	36
Number of occupational illnesses involving employees	7	6	12
Number of Company employees who were victims of accidents	155	211	215
Number of days lost on account of accidents involving Company employees	16,253	27,361	19,996
Total number of workplace accidents involving outsourced labor/contractors	136	111	91
Workplace accident average per employee/year	0.018	0.025	0.026
Accidents resulting in temporary leave by employees and/or contractors (%)	50.97	58.60	60.90
Accidents resulting in mutilation or other injuries to employees and/or service providers, with permanent disability leave, including RSIs (%)	-	-	-
Accidents resulting in the death of employees and/or service providers (%)	0.69	1.94	1.33

Total Frequency Rate for COPEL employees	9.85	13.72	14.02
Expenditures in specific programs for HIV-positive employees (in thousands of R$)	N/A ( *)	N/A ( *)	N/A ( *)
Expenditures in alcohol and drug addiction prevention and treatment programs (in thousands of R$)	20	14	17

Formal education and professional development (as of December): percentage of the workforce

Employees with only elementary school education	5.78	5.95	6.20
Employees with high school education	54.68	56.26	55.81
Employees with college education	39.53	37.79	38.00
Employees with postgraduate education: specializations/master’s degrees/PhDs	13.01	12.04	12.37
Illiterate employees	-	-	-
Amount invested in professional development and education	-	-	-
Professional development hours per employee/year	61.7	70.0	59.3

Workforce totals, hirings, and layoffs

Total number of employees at the end of the period	8,405	8,347	8,119
Hirings during the period	500	645	930
Labor claims by laid off employees during the period (%)	7.88	6.15	11.82

Labor claims

Total labor claims during the period (1)	35	26	61
Amounts claimed in lawsuits (in thousands of R$) (2)	40,512	42,343	36,718
Provisions under liabilities (in thousands of R$) (3)	94,961	80,892	77,321
Number of existing lawsuits (4)	2,117	1,889	1,692
Number of employees involved in lawsuits (5)	362	295	162
Number of beneficiaries of COPEL’s pension plan	8,852	8,258	8,039
Number of beneficiaries of the retirement preparation program	279	56	-

Outsourced labor (as of December)**

Number of outsourced/contractor employees	5,080	2,237	2,227

( *)	N/A: not applicable
( **)	Since COPEL hires outsourced labor though service providers, it does have any records about the wage, education, and Severity Rate levels of outsourced/contractor employees
( ***)
COPEL is subject to State Decree no. 3,492/2004, which has established the Teenager Labor Market Insertion Program. Teenagers are hired for one year, extendable to two years, for four hours of daily work, from Mondays through Fridays.

(1)	Claims filed against COPEL by former employees and those registered under CPJ
(2)	Estimated and restated amounts, excluding interest, of lawsuits by former employees in progress as of December 2008
(3)	Estimated amounts, with interest, of lawsuits by former employees
(4)	Number of lawsuits excluding those nearing conclusion or suspended by court-approved settlement, as well as those filed by COPEL
(5)	Lawsuits filed in 2008 and still in progress

COPEL informs that each active member of the Board of Directors and of the Fiscal Council receives monthly compensation corresponding to 15% of the average salary paid to each Chief Officer, including Christmas bonus (13th salary), subject to the terms of article 11 of the Regulation approved under State Decree no. 6,343/1985.

4.2. Power Sector Performance

Energy Universalization and the Luz para Todos Program

Under Resolution no. 223, dated April 29, 2003, later amended by Resolution no. 52, dated March 25, 2004, and Resolution no. 175, dated November 28, 2005, ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans, regulating the provisions of articles 14 and 15 of Law no. 10,438, dated April 26, 2002, as amended by Law no. 10,762, dated November 11, 2003, and 10,848, dated March 15, 2004.

On November 11, 2003, the Ministry of Mines and Energy (MME), under Decree no. 4,873, established the National Program for the Universalization of Electric Energy Use and Access, named Luz para Todos (“Light for Everyone”), which aims to provide electricity to the share of Brazil’s rural population, focused on family agriculture, which does not yet have access to this public service.

Priority of service is granted to current inhabitants of former fugitive slave camps and other racial minorities; rural settlements and native-Brazilian communities, through requests by the National Colonization and Rural Reform Institute (Instituto Nacional de Colonização e Reforma Agrária or INCRA) and the National Native Brazilian Foundation (Fundação Nacional do Índio or FUNAI), respectively.

The table below features information about COPEL’s progress, from 2006 through 2008, in supplying customers under the program and about the sources of the invested funds:

Luz para Todos Program

		2008	2007	2006

Number of connections		12,000	8,419	10,009

Sources of funds (in thousands of R$)

Federal Government	Energy Development Account - CDE	5,086	12,744	12,703

	Global Reversal Reserve - RGR	32,066	16,992	16,937

State Government (1)		-	15,228	-

Own funds		55,504	5,234	62,460

Other		-	-	-

Total funds applied		92,656	50,198	92,100

(1) The Letter of Commitment and Cooperation Agreement with the State Government for 2008 is currently being formalized. In 2007, the Company recorded the amounts corresponding to the State Government's share for the 2006/2007 period.

Further information about the program is available on Note 18-c.

Creation of Special Rates for Rural Customers

Given the high consumption of other forms of energy by rural customers, particularly by poultry farmers, COPEL created the Late Hours Rural Rate (which is the same rate applied to irrigation customers supplied at low voltage), in order to encourage customers to use electricity instead of other forms of energy, without the need for additional investments in the distribution grid, and to foster consumption during late night hours, contributing to the environment.

4.2.1. Power Distribution Programs

Sustainability-wise, it is essential for power utilities to create conditions for the universal access to the public service they provide. In addition to the Luz para Todos Program, COPEL conducts other integrated programs, in cooperation with the Federal and State Governments, as shown below.

Luz Legal Program

The socially-oriented Luz Legal Program was implemented in December 2003, under a cooperation agreement signed by the Paraná State Government, the Housing Company of Paraná (Companhia de Habitação do Paraná or COHAPAR), and COPEL, with the goal of eliminating illegal connections by providing official connections to families living in squatted areas, improving their social conditions and promoting safe use of electricity.

COHAPAR is in charge of selecting the communities and regularizing the occupation of the squatted areas, while COPEL extends its distribution grids, as necessary, and builds access points for the electricity meters, financing the costs to customers in 24 installments with no interest and no monetary restatement, charged to each customer’s electricity bill. In 2003-2008, 3,942 customers benefited from the program.

Low Income Program

The Federal Government, by means of Law no. 10,438, dated April 26, 2002, established the Energy Development Account (Conta de Desenvolvimento Energético or CDE), to ensure, among other goals, funds for the economic subsidies that support low income electricity rates to final customers in the low income residential customer subcategory. ANEEL set forth a new methodology for the calculation of the economic subsidy to which utilities are entitled, in order to offset the effects of the rate policy applicable to low income customers.

Thus, the Low Income Program, in association with the Federal Government, provides discounts of up to 65% to residential customers with monthly consumption of up to 220 kWh. The following table features information about COPEL’s service to low income customers from 2006 through 2008:

Low Income Rate	2008	2007	2006

Number of “low income” households served ( *)	722,764	745,956	784,477

Percentage of low income households out of all households served (residential customers) ( **)	25.97	27.49	29.15

( *) Monthly average (**) Recalculated amount for 2006 and 2007, taking into account all residential customers (regular residential customers and low income customers).

Luz Fraterna Program

This program has been implemented in cooperation with the State Government to provide full exemption from payment to low income and rural customers with monthly consumption up to 100 kWh, whose bills are paid by the State Government.

The table below features the number of customers who benefited from the Luz Fraterna Program from 2006 through 2008:

Luz Fraterna Program	2008	2007	2006

Number of customers served	237,596	255,361	250,765

Night Irrigation Program

This program has been implemented in cooperation with the State Agriculture and Food Supply Department, the Paraná Institute for Technical Assistance and Rural Extension (Instituto Paranaense de Assistência Técnica e Extensão Rural or EMATER), the State Environmental Department, and other government agencies, with the goal of promoting increased agricultural productivity through discounts off the energy used at night – which vary from 60 to 70% from 9:30 pm to 6 am – for the deployment of irrigation systems, thus resulting in increased incomes and better quality of life for the rural producers eligible for the National Family Agriculture Support Program (Programa Nacional de Fortalecimento da Agricultura Familiar or PRONAF). In 2008, 868 farmers benefited from the special irrigation rate.

Night Aviculture Program

This program, which was set up under a Technical Cooperation Agreement by COPEL and the State Agriculture and Food Supply Department (Secretaria da Agricultura e do Abastecimento do Paraná or SEAB), is aimed at encouraging poultry farmers throughout the State, classified as Group B rural customers, to use electricity between 9:30 pm and 6 am, with a 60% discount, thus reducing costs and increasing output and exports of poultry from Paraná. In 2008, 2,350 farmers benefited from the special night aviculture rate.

4.2.2. Energy Efficiency Program (EEP)

COPEL conducts an annual Energy Efficiency Program, in compliance with its concession agreement and with Law no. 9,991/2000, applying funds in projects whose goal is to promote energy efficiency among end users of electricity.

Investment criteria and the types of eligible projects are established by the National Electric Energy Agency (ANEEL), and the projects involve residential, industrial, and commercial customers, in addition to public agencies, comprising activities aimed at improving the efficiency of the main uses of power, such as lighting, mechanical power, refrigeration, and air conditioning.

With the use of “energy efficiency vans” – mobile units for interactive learning about the efficient use of electricity, outfitted with cutting-edge educational resources, whose content complies with the national school program and the Law of National Education Guidelines, COPEL spreads information about the efficient use of energy, contributing to changes in its customers' habits, with a view to fighting the waste of electricity. In 2008, 92 events were held, reaching 36,000 people.

This year, the Company invested R$ 7.3 million in actions to improve energy efficiency in low income households, charities, public buildings (municipal, State, and Federal), industries, commercial and service establishments, and educational facilities.

4.2.3. Technological and Scientific Research and Development (R&D)

In compliance with Law no. 9,991/2000, which regulates investments in research and development by concession, permission, and authorization holders in the power sector, in 2008 COPEL invested R$ 12,226 thousand in R&D projects. Further information is available in Note 26 herein.

5. ENVIRONMENTAL PERFORMANCE

5.1. Commitment to the Environment

In the field of corporate management models for sustainability, COPEL has striven to focus efforts on ensuring balanced economic, social, and environmental results to all stakeholders, as well as the sustainable development and growth of the Company. In the past few years, the Company’s strategic focus has been placed on implementing this corporate management system for sustainability and on incorporating it into the Company’s corporate culture and everyday activities, thus upholding COPEL’s renewed commitment to the Global Compact.

All projects, programs, and actions developed by the Company are guided by its Sustainability and Corporate Citizenship Policy, discussed in the Corporate Governance section of this report, and which comprises six principles:

  1st Principle: Commitment: We declare ourselves committed to the appreciation, conservation, and defense of the environment and to wide social inclusion and social justice, considering the guidelines for sustainable development in the conduct of our business.

  2nd Principle: Proactive approach towards the law: We commit to complying with the applicable environmental legislation and to respecting universal human rights in the conduct of our business, and to doing more than what is required by law, whenever necessary and possible, in order to support and promote the sustainable development of the communities with which we interact.

  3rd Principle: Dialogue, Communication, and Transparency: We interact transparently with different social segments, which are directly or indirectly interested in our activities, effectively taking into account their opinions and expectations.

  4th Principle: Respect to Social and Environmental Dynamics: We pay close attention to the factors that determine social and environmental dynamics, constantly revising our principles, in the pursuit of better performance.

  5th Principle: Individual Responsibility: We encourage our workforce to adopt a respectful and responsible attitude towards all stakeholders, ensuring daily corporate practices that are consistent with their personal values and with the Company's values.

  6th Principle: Appreciation of Diversity: We appreciate the diversity of natural and social ecosystems, in all their multiple aspects.

5.2. Environmental Management

COPEL’s corporate environmental management is set up to respond to the challenges of leading the Company and its wholly-owned subsidiaries to the accomplishment of the strategic references set forth in its mission and vision statements, and to reaffirm before all stakeholders the commitments the Company has undertaken.

Accordingly, the recently established Chief Environmental and Corporate Citizenship Office has taken measures, taking into account the specific characteristics of each subsidiary, through matrix workgroups, in the following areas:

  Institutional area: to systematically integrate processes and to perform institutional representation;

  Legal area: to proactively conduct internal processes, with a view to complying with the environmental legislation;

  Sustainability area: to align the Company’s sustainability tripod, covering the environmental, social, and economic areas, with its strategic frame of reference; and

  Research and Development (R&D), Science and Technology (S&T), and Innovation area: to drive the Company’s internal processes towards sustainability, with a view to the search of new renewable energy sources to diversify its range of energy options and of technologies which can mitigate social and environmental impacts.

5.2.1. Environmental Impacts

The social and environmental aspects and impacts of COPEL’s projects are identified through such legal instruments and mechanisms as Environmental Impact Assessments and Reports, Basic Environmental Projects, Environmental Control Plans, Simplified Environmental Reports, and environmental licensing, in addition to both internal and external environmental auditing. These practices are integrated into COPEL’s Risk Management and Control Policy. The table below features information about these practices and the mitigation, elimination, or compensation of negative social and environmental impacts:

ENVIRONMENTAL IMPACTS

Actions

A	Construction, operation, and maintenance of hydroelectric power plants

B	Construction, operation, and maintenance of thermal power plants

C	Operation, maintenance, and new projects for distribution and transmission systems

D	Storage, handling, transport, and final disposal of waste

Potential negative environmental impacts

1	Permanent flooding of land areas	A

2	Soil degradation for dam construction	A

3	Loss or changes in biodiversity	A

4	Changes in bodies of water	A

5	Changes in the use of soil	A

6	Changes in regional landscapes	A

7	Mandatory resettlement of affected populations	A

8	Breakdown of social relations and cultural elements	A

9	Production of waste	A	B	C

10	Production of effluents	A	B

11	Contamination of soil and/or water on the surface or underground (accidental spills, release of effluents or inadequate disposal of waste)	A	B		D

12	Emissions of gases and particles into the atmosphere, resulting from the operation of facilities		B

13	Noise		B	C

14	Changes in the everyday life of the communities surrounding the Company's facilities		B

15	Elimination of vegetation			C

16	Visual pollution			C

17	Accidents involving the population			C

Practices for the treatment of social and environmental impacts	Impacts

Guiding plan for the use of reservoirs and their surroundings	1,5,6

Program for the Recovery of Degraded Areas: Waterside Forest Program	2,3

Program for the creation of conservation units	3

Monitoring of ichthyofauna	3

Program for the repopulation of rivers with native species	3

Monitoring of the water quality in reservoirs	4

Tribute to the Waters Program	4,8

Program for the resettlement of populations within areas affected by power plant reservoirs	7,8

Iguaçu Regional Museum	8

Corporate waste management: Zere Program (power plant waste management); regeneration of insulating mineral oil	9,11

Preservation of the vegetation under transmission lines	9,15

Urban forestation management	9,15,17

Power distribution technologies: Isolated compact-design lines, secondary isolated lines, and photovoltaic systems	9,15,17

Project for the evaluation of the use of vegetable oils as insulation in electric equipment	11

Biorecovery of areas contaminated by insulating mineral oil	11

Corporate management of greenhouse gases	12

Underground grids and sheltered substations	13,15,16,17

Program for Information and Relations with the Community	14,17

Call center for the protection of COPEL-owned land: a toll-free call center to receive reports, which are verified and addressed through inspection and delimitation of risk areas to prevent invasions and accidents	17

5.2.2. Technologies and Practices Adopted to Control Environmental Impacts

Control of invading species

Foreign plant species with great invading power and which alter the natural environment of the areas where they spread must also be eliminated, contributing to the environmental recovery of these areas.

In 2008, COPEL carried on the measures to detect and fight the so called golden mussel, an invading species which has been found in the reservoirs of several power plants in Brazil, by conducting specific campaigns and research about control methods in cooperation with the Institute of Technology for Development (LACTEC). Studies have been conducted to find alternatives for the disposal of the mussels’ waste, which has been collected and stored in barrels, and samples have been collected, after they were dried, for analysis and classification pursuant to the specific rules on solid waste issued by ABNT (NBR 10,004/2004). Measures will be taken, based on the results of this analysis, to: process this waste so as to make it a compound which may be incorporated into the soil; use it as seedbed for seedlings in the forest greenhouses maintained by the Company; and to establish a protocol for its collection and storage.

The method for the control of the golden mussel infestation at the Governor José Richa Hydroelectric Power Plant is electronic, through the use of specific software which controls the injection of sodium hydroxide in the water of the pipeline cooling system to raise its pH level, thus preventing the attachment of new mussel larvae and eliminating those which have already attached themselves. The Company conducts periodic cleaning to remove patches formed by mussel colonies which are eliminated by the sodium hydroxide and attach themselves to filters or system bottlenecks.

Power plant resettlement program

COPEL, in order to improve the quality of life of the families surrounding its power plants and prevent their exodus into cities, provides technical support to the resettled families to help them work again and generate income, in a sustainable manner, in their new communities.

In 2008, the Company carried on georeferenced topography assessments and surveys of the use of land in rural properties, with a view to the technical and legal regularization under the resettlement program of the Governor José Richa Hydroelectric Power Plant, which is scheduled to be concluded in 2012.

Also in 2008, COPEL transferred title to the land occupied by 77 families which have been resettled in the Segredo IV settlement, in the town of Mangueirinha, in central-southern Paraná, which has welcomed part of the population affected by the construction of the Governor Ney Aminthas de Barros Braga Hydroelectric Power Plant. The Company has set up an entire range of infrastructure projects in this area, including houses, warehouses, and community facilities such as churches, a school, a community center, a medical station, among others, to ensure service to the community.

Monitoring of Power Plant Reservoirs

COPEL monitors the water quality and the ichthyofauna within its 18 hydroelectric power plant reservoirs, in compliance with the requirements for the operating licenses issued for its facilities. The Company also conducts research for purposes of scientific development and conservation and preservation of the surrounding habitats.

Control and monitoring of environmental risks and liabilities

Based on the environmental risk and liability assessment process conducted by COPEL in 2007, multi-year action plans have been set up and carried out during 2008 to remedy identified weaknesses, in order to minimize the social and environmental risks to which COPEL is exposed. To carry out these actions, COPEL invested funds in several different projects such as biorestoration of areas contaminated by insulating mineral oil leaked by power distribution operations, reforestation of waterside areas, elimination of the use of askarel in power plants, and assessment of nutrient loads –algae proliferation in power generation projects, for a total of R$ 1,711.4 million. This assessment is reviewed and updated annually, providing a guideline for the actions to be taken in the next year.

Technical Instruction Manual – Environment: operating procedures

COPEL maintains an updated set of procedures to be followed within the Company to ensure that its activities result in the minimum environmental impact possible. These procedures are published in the Technical Instruction Manual – Environment. When it is necessary to cut down vegetation to expand power distribution grids, the Company focuses first on areas surrounding access ways and areas which have already been occupied by man to implement new projects.

In order to preserve native vegetation in light of the construction of new transmission lines, COPEL raised the supports of transmission lines in several areas. The criteria for minimization of impacts such as minimum tree trimming in easement areas and the raising of transmission line structures has preserved, in the past three years, about 140 hectares of vegetation.

In 2008, COPEL launched the transformer decommission program, to identify and remove transformers which are not in use and which are subject to theft and vandalism, thus mitigating the risk of environmental pollution by oil spills.

Controls of the large-scale environmental process

The processes which have the largest environmental impact are controlled under SOX, by internal auditors, and audited by independent auditors, through the survey of internal controls, which are classified as insufficient, ineffective or non-existing, and the establishment, by the relevant areas of the Company, of action plans to make them effective, thus resulting in improved management and greater reliability of these internal controls.

5.2.3. Policies for Operations in Environmental Preservation Areas

In compliance with ANEEL Resolution no. 456/2000, COPEL does not provide connections in federal, state, or municipal environmental preservation areas. Environmental agencies have a pivotal role in this matter, since they are consulted by COPEL before service requests in these areas are completed and asked for authorization to provide service to customers with potentially pollutant activities, pursuant to the applicable legislation and to the guidelines issued by the Environmental Institute of Paraná (Instituto Ambiental do Paraná or IAP).

Authorization by the Regional Administration of Federal Property (GRPU) is required for power connections to properties owned by the Federal Government in the coastal area of Paraná, which creates an obstacle to their illegal occupation.

In 2008, COPEL negotiated a cooperation agreement with the State Environment and Water Resources Department (Secretaria de Estado do Meio Ambiente e Recursos Hídricos or SEMA) and the towns of Pontal do Paraná and Guaratuba, with the goal of preserving the remaining swamplands in the Paraná coastal area. The agreement, which has already been approved by COPEL’s Board of Officers, has been subject to ANEEL approval, after which COPEL will be able to provide 5,100 meters of eucalyptus poles to local administrations which will then set them up along swamplands which are threatened by heavy vehicle and human traffic, thus allowing these areas to naturally regenerate.

5.2.4. Renewable Energy Sources

In compliance with the guidelines issued by the Company's Board of Directors, COPEL has developed several studies with a view to analyzing the feasibility of the diversification of the current range of energy sources. The highlights are:

Wind power

In 2008, COPEL issued updated versions of Paraná’s wind power atlas and wind power maps, both in paper and in digital format (CD-ROM), for distribution to potentially interested entities. The State’s wind power potential, with winds over 7 m/s at a height of 50 m, went from 128 MW (as estimated in 1999) to 312 MW. At the height of 75 m, the estimated potential is 1,363 MW. COPEL began in 2008 technical, economic, and environmental feasibility studies for the participation in future auctions of power from wind power sources or in the second stage of the Program for Incentives to Alternative Electric Energy Sources (Programa de Incentivo às Fontes Alternativas de Energia Elétrica or PROINFA), to set up a portfolio of about 1,500 MW. The Company is currently seeking partnerships with companies which have already conducted wind power potential studies.

Distributed power generation

COPEL participates, under a partnership with Itaipu Binacional and SANEPAR, in a project for the diversification of energy sources through the implementation of distributed power generation based on biogas from hog waste.

A test project for distributed generation using biomass connected to COPEL’s grid achieved very significant results, with satisfactory operational performance of the prototype facility. Institutional restrictions to the program have been overcome, and the purchase of microgenerators shall be formalized in 2009. The test project, comprising six facilities, is scheduled to be concluded in the first half of 2009. COPEL will only be able to develop a more thorough State-wide program, which will require approval by ANEEL, after the test project is completed and its results analyzed.

Biomass

COPEL has already conducted an assessment of the biomass potential in the State of Paraná and identified potential in the area surrounding the town of Tunas for the installation of a Small Thermal Power Plant running on wood waste.

Biofuels

The Company carried on in 2008 an economic, technical, and financial pre-feasibility study for the implementation of a small biodiesel plant, with nominal daily capacity of five thousand liters of biodiesel. This project will be developed as an R&D project, and COPEL is currently in negotiations with potential partners and other parties involved.

In addition, a technical and economic feasibility study was conducted under Petrobras coordination for the construction of an alcohol pipeline for transport of ethanol from the producing areas in the states of Mato Grosso do Sul and Paraná to the Port of Paranaguá. The final report indicated the project was economically and financially unfeasible due to insufficient alcohol volume to be transported over the useful life of the pipeline. The project is, however, still being debated, and the study may be reviewed in the future.

Thermal power plants running on sugarcane pulp

COPEL published in 2008 a tender notice to select alcohol and sugar processing facilities interested in establishing partnerships for the development and implementation of small thermal power projects running on sugarcane pulp. One proposal was chosen and is currently being reviewed and approved. Due to the interest shown by some plants, a new process to select alcohol and sugar processing facilities is currently under development, through a new tender notice, which will be permanent.

The Company’s goal is to secure majority interests in such projects up to 120 MW of installed capacity, with investments of R$ 260 million, to be provided by all partners.

Alcohol and sugar processing facilities will provide the sugarcane pulp and the water necessary to the operation of the thermal facilities, receiving – under long-term contracts – steam and a share of the generated power for their own use. Surplus power will be sold at power auctions in the regulated environment or through tender notices for the procurement of distributed generation to supply the Company’s captive market. Any amounts of power which are not committed under such arrangements may be sold on the free market. The chosen selling arrangement shall be the one which is most advantageous to the facility.

According to estimates by COPEL, the sugarcane pulp surpluses available in Paraná would be enough to feed a set of thermal facilities with total capacity of 600 MW.

Microalgae

COPEL is currently conducting research on the development of microalgae for the large-scale production of oil for energy purposes.

Electric vehicles

COPEL is currently engaged in a partnership agreement with Itaipu Binacional, Swiss company Kraftwerke Oberhasli Ag – KWO, and Fiat Automóveis, among others, for the acquisition of three electric vehicles, to support research on batteries and charging stations.

Photovoltaic system

Photovoltaic systems are an alternative for supply to customers from different categories such as residential, conservation units, or customers in areas where regular grids would pose a high environmental impact, that employs solar energy to provide electricity to environmental parks, lighthouses, surveillance stations, and others, in remote and difficult to reach locations. Government agencies such as the Brazilian Environment and Renewable Natural Resources Institute (Instituto Brasileiro do Meio Ambiente de Recursos Naturais Renováveis or IBAMA), the Brazilian Navy, and the Forest Police have already been served by COPEL using photovoltaic systems.

5.3. Biodiversity

COPEL, in order to actively contribute to the preservation of biodiversity in Paraná, launched in 2008 the Biodiversity Management Program, whose strategies are a) to use the potential of well preserved natural areas belonging to the Company and which are not permanent preservation or legal reserve areas, for later transformation into conservation units, more specifically private natural wealth reservations; b) to promote the environmental recovery of natural areas belonging to the Company, representative of the different vegetation and geographic regions of the State and located in administrative and operational areas, and the preservation of biodiversity in the river basins that feed COPEL’s reservoirs; c) to implement actions that contribute to the development of biodiversity corridors in Paraná; d) to encourage the construction and maintenance departments of the Company to adopt methods which minimize impacts on biodiversity in their projects; and e) to promote synergy with existing corporate programs.

5.3.1. Tribute to the Waters

COPEL has actively participated in the Integrated Microbasin Environmental Management Program (PGAIM), developed by the State Government, to promote improved quality and availability of water through better use, management, and conservation of soil, water, and forests. It is a cooperative effort by COPEL, SANEPAR, and State Departments, to create synergies among the actions taken by each organization in the respective fields, as regards microbasins. Through the Tribute to the Waters Program, COPEL participates in the PGAIM, supported by the assurance of multiple uses of power generation reservoirs. The Company's contributions include the availability of a geographic information system with a single database and the alignment of internal projects with the PGAI proposal. These projects include: Education for Sustainability, Waterside Forests, Recovery of Degraded Areas, Repopulation of Fish Species, and Monitoring of Water Quality and Ichthyofauna.

5.3.2. Social-Environmental Urban Forestation Program

This program aims to help local administrations adequately manage urban forestation, ensure safety, and mitigate the impacts of tree trimming. By reducing entanglements between power distribution grids and urban vegetation, COPEL seeks to maximize the benefits of both. Furthermore, this activity reduces the risks of accidents and improves the reliability of power supply, promoting a more professional management of urban vegetation by local administrations, through projects using seedlings provided by the Company. In 2008, the Company served 11 municipalities, providing 3,934 seedlings for the improvement of the environmental quality in those areas.

In 2008, COPEL became a member of the Brazilian Society of Urban Forestation (Sociedade Brasileira de Arborização Urbana or BAU) and a sponsoring member of the International Society of Arboriculture (ISA), with a view to keeping up-to-date on techniques for urban vegetation management, which may be added to its procedures and spread to the municipalities within its concession area.

5.3.3. Recovery of Biodiversity in Degraded Areas

Several tree species which inhabited Paraná’s forests are on the verge of extinction, due to indiscriminate exploitation by logging companies, to the expansion of agriculture, to the general lack of environmental awareness, among other reasons. As a form of minimizing this impact and contributing to the preservation of forests, COPEL’s Forest Greenhouses produced, among others, 320,000 seedlings of native Paraná species, such as peroba-rosa, cabriúva, imbuia, and farinha seca, which have major ecological, economic, aesthetic, scientific, and genetic significance.

5.3.4. Power Distribution Grid Technologies

For the harmonious coexistence of vegetation and power grids in areas with dense vegetation or rural areas with vegetation protected by law, COPEL adopts alternative technologies instead of conventional overhead grids. These technologies account for 22.9% of the total urban distribution grids, and 0.5% of the total rural distribution grids.

These alternative technologies include Isolated Compact-Design Distribution Lines (Redes deDistribuição Compacta Protegida or RDCs), which are preferably used in urban areas with trees or where trees might be planted in the future, as they minimize the area of interference with vegetation and the need for tree trimming. Isolated Secondary Distribution Lines (Redes de Distribuição Secundária Isolada or RSIs), on the other hand, have been used since 2004 as the single standard for power distribution grids at low voltages. The isolation and clustering of the lines allows them to be placed closer to tree branches, with no risk of outage in the event of occasional and temporary contact between the lines and the branches. RSIs mitigate the impact of power distribution on the flora and fauna, reducing the need for trimming and reducing accidents with birds or monkeys, for instance.

5.4. Compensatory Actions for the Use of Natural Resources and Negative Environmental Impacts

5.4.1. Repopulation of the Rivers of Paraná

COPEL’s power generation and transmission units produce fry of native species in the Experimental Ichthyology Studies Station maintained at the Governor Ney Aminthas de Barros Braga Power Plant, in order to supply the program for the repopulation of the rivers of Paraná. In 2008, the Company released 810 thousand fry in the main reservoirs of its hydroelectric power plants and in the tributaries of the Iguaçu basin, under a cooperation agreement with IBAMA and Sadia, and under partnerships with the municipal administrations surrounding its facilities.

The implementation in 2007 of a network of channels downstream from the reservoir of the Governor José Richa Power Plant, interconnecting wells and hollows within the Iguaçu riverbed, has allowed fish to circulate, minimizing the impacts on the local water fauna.

5.5. Policies of Relations with Environmental and Inspection Agencies

COPEL continued in 2008 to implement the policy of furthering its relations with environmental agencies, with the goal of reducing the review time for the projects it submits and improving the environmental quality of its activities. Accordingly, a workgroup was set up by the Curitiba Municipal Environment Department and COPEL for the discussion of techniques employed in the management of vegetation, resulting in the achievement of the proposed goal.

Under the Company's cooperation agreement with the Environmental Institute of Paraná (IAP), COPEL has carried on the production of seedlings used in the recovery of waterside forests, pursuant to the master plans for power plant reservoirs, contributing to the increase of the workforce employed at IAP’s greenhouses.

5.6. Recovery of Degraded Areas

5.6.1. Waterside Forests: Promoting the Kyoto Protocol

Since the inception of the Waterside Forests Program in 2005, COPEL has conducted reforestation to recover the permanent preservation areas around its reservoirs. According to the 2005 estimates by the Forest Research Foundation of Paraná (FUPEF), approximately 262,130 tons of CO 2 will be removed from the atmosphere after the reforestation of 580 hectares around reservoirs. Based on that calculation, since the beginning of the program, COPEL has already recovered 204 hectares and removed from the atmosphere a total of 92,197 tons of CO2, with the recovery of 35 hectares through the planting of 160,000 thousand seedlings of native species suitable to each biome. To inform local communities about the measures taken, hundreds of signs were posted in the areas covered by the program, containing information about the extent of the environmental preservation areas.

5.6.2. Preservation of Areas Belonging to the Federal Government

Program for the creation of conservation units

COPEL considers as sensitive those areas which warrant priority in environmental conservation processes, as well as other areas where usage restrictions must be imposed, comprising: permanent preservation areas, as defined by the Brazilian Forest Code, under Law no. 4,771/65, as amended (Law no. 7,803/89, Provisional Measure 2166-67/2000, CONAMA Resolutions no. 302 and 303/2002); and conservation units, which include full protection units, ecological stations, biological reserves, national parks, natural monuments, and wildlife sanctuaries, and also sustainable use units, including Environmental Protection Areas (Áreas de Proteção Ambiental or APAs) and others, as defined by Law no. 9,985/2000.

The table below features information about COPEL’s facilities and properties located close to or within sensitive areas:

COPEL’s facilities located close to or within sensitive areas

Project	Area (ha)	Municipality	Sensitive areas	Environmental importance

São Jorge HPP	22.40	Ponta Grossa	Campos Gerais National Park	high
	66.32	Carambeí	and Escarpa Devoniana APA

Marumbi HPP	225.98	Morretes	Pico Marumbi State Park	very high

Gov. Parigot de Souza HPP	865.18	Antonina	Pico do Paraná State Park	very high

Chaminé HPP	1,613.24	São José dos Pinhais	Guaratuba APA	very high
	1,900.10	Tijucas do Sul

Guaricana HPP	541.54	São José dos Pinhais	Guaratuba APA	very high
	270.50	Morretes

Gov. Bento Munhoz	114.56	União da Vitória - PR	Wetlands	very high
da Rocha Neto HPP	247.55	Porto União - SC

COPEL’s properties located close to or within sensitive areas

Name of property	Area (ha)	Municipality	Sensitive areas	Environmental importance

Castelhanos	1,210.00	São José dos Pinhais	Guaratuba APA	very high

Cubatão Grande	1,210.00	Guaratuba	Guaratuba APA	very high

Cubatão Grande (Easement)	2,724.77	Guaratuba	Guaratuba APA	very high

Ribeirão do Salto	1,836.78	Guaratuba	Guaratuba APA	very high

Salto Cubatão Grande	166.25	Guaratuba	Guaratuba APA	very high

Canavieiras	1,580.80	Guaratuba	Guaratuba APA	very high

As a way of protecting the diversity of environments and ecosystems in Paraná, COPEL maintains and protects areas of significant environmental quality, particularly in the Coastal Mountain Range and in wetlands. Furthermore, in compliance with the requirements of the Environmental Institute of Paraná (IAP), COPEL mitigates the impacts of the construction of major power generation projects by setting up conservation units, as shown in the table below, which also features Company properties located in conservation units, based on the National System of Conservation Units (Sistema Nacional de Unidades de Conservação or SNUC):

Conservation units created by COPEL (1)

Name of property	Area (ha)	Municipality	Sensitive areas

Mourão HPP	560.40	Campo Mourão	Lago Azul State Park
	1,266.96	Campo Mourão, Luiziana

Gov. Ney Braga HPP	1,231.06	Pinhão	Touros River Ecological Station

Jordão River Diversion HPP	423.12	Condoí and Reserva do Iguaçu	Tia Chica Ecological Station

Gov. José Richa HPP	107.27	Capitão Leônidas Marques	Guarani River State Park

(1) Conservation units created by COPEL as a result of its projects and managed by IAP

COPEL properties located within conservation units

Sustainable use units	Municipalities	Area (in ha)

Guaratuba State Environmental Protection Area	São José dos Pinhais and Tijucas do Sul	3,513.34

	São José dos Pinhais and Guaratuba	6,073.93

	Guaratuba, Morretes and São José dos Pinhais	812.14

Escarpa Devoniana Environmental Protection Area	Ponta Grossa and Carambeí	88.72

	Castro	40.10

	Total	10,528.23

Full protection units	Municipalities	Area (in ha)

Pico do Marumbi State Park	Morretes	225.98

Pico do Paraná State Park	Antonina	865.18

Lago Azul State Park	Campo Mourão e Luiziana	1,827.36

Tia Chica Ecological Station	Candói and Reserva do Iguaçu	423.12

Touros River Ecological Station	Pinhão	1,231.06

Guarani River State Park	Três Barras do Paraná	2,235.00

	Total	6,807.70

	Grand total	17,335.93

5.7. Environmental Education

COPEL promotes environmental education through its Corporate Environmental Education for Sustainability Program, aimed at its internal audience, and through comprehensive actions involving all other stakeholders.

5.7.1. Internal Audience

COPEL’s Environmental Education for Sustainability Program contributes to the fulfillment of the Company’s mission statement and is aimed at promoting greater awareness by employees of their connection to the environment they live in, inspiring them to adopt a responsible and environmentally sustainable behavior.

In 2008, COPEL’s employees participated in 95 events, promoted either by COPEL or by third-parties, for a total of 1,987 individual participations and 1,861 hours of training, at a cost of R$ 333.6 thousand. The subject matters addressed in these events comprise sustainability, environmental management, handling of vegetation near power grids, environmental licensing, waste management, recovery of degraded areas, accessibility, and others.

The integration of this work with events held during the Internal Workplace Accident Prevention Weeks (SIPATs), addressing environmental issues, was an environmental education project also conducted in 2008.

5.7.2. Community

COPEL promotes environmental education within its community through:

1)	a Summer Campaign, which has been held every year since 2000 on the beaches of Paraná and which comprises such activities as:
  educational lectures as part of a campaign titled “I take care of the environment”, in which volunteer COPEL technicians visit Municipal Educational Centers promoting changes in the habits of children, who receive, after the lectures, the school kit, comprising a booklet, a ruler, a memory game, and a sticker album, which help kids retain the lessons learned, as they will use these items all school year long. In the 2007/2008 summer, lectures were held in Matinhos, Pontal do Paraná, and Guaratuba, with over 400 children in attendance. This work is supported by Tourism college students who act as promoters and multipliers of COPEL during the "Viva o Verão” Operation. This initiative is part of the cooperation agreement signed by COPEL, the State Environment and Water Resources Department, and the towns of Pontal do Paraná and Guaratuba, with the goal of preserving the remaining swamplands in the Paraná coastal area.

  distribution of kits to beachgoers containing information about COPEL and the services it provides and reusable bags;

  theatre plays written specially for children and performed in a playful manner, focusing on such current issues as recycling and citizenship.

2)
the Social-Environmental Education Program, set up through a network of social-environmental agents, the practice of dialogue, and the scheduling of events focusing on responsible habits and on corporate culture aimed at sustainability. In this area, COPEL promotes the engagement of the communities in the management and the protection of the river basins where the Company operates, with a view to improving the environmental situation of each river and thus prevent the eutrophization of its reservoirs.

3)
the Iguaçu Regional Museum, which features one of the most important regional collections in Paraná, highlighting the people, the fauna, and the flora of the Middle Iguaçu region. It received 15,189 visitors in 2008.

4)
the Environmental Education Center of the Faxinal do Céu Greenhouse, which promoted in 2008 environmental education activities attended by 11,946 people and comprising: a) educational monitoring on ecological trails; b) tree planting along the trails; c) a debate with students about environmental issues; d) story telling; e) puppet theatre and an interactive panel about the environment. These activities were one of the highlights of the XI Paraná Environmental Education Meeting, whose theme was: “Analysis of the perception of environmental degradation by 4th to 8th grade students on a visit to the Faxinal do Céu Greenhouse, Pinhão – PR”, held in October 2008, in Londrina, Paraná.

5)
the Unified Agenda, through a partnership with the State Environmental Department (SEMA), the Environmental Institute of Paraná (IAP), and other State agencies. The Unified Agenda promotes greater synergy among the efforts of all its participants and greater visibility of the Company’s environmental programs, which are continually realigned with the State Government’s policy. Under the Unified Agenda, activities are promoted within the community on special dates, with the participation of COPEL employees who oversee the planting of trees, with the distribution of seedlings, the restoration of waterside forests, the cleaning of lakes, the repopulation of fish, give lectures, and distribute environmental education materials, rallying the workforce and the community.

6)
The Pingo D’água (Drop of Water) Environmental Education Program, under a partnership with the consortium for the Environmental Protection of the Tibagi River and with the support of the 36 municipalities which are part of the consortium. In 2008, the program reached 35,742 students and 2,514 educators, with the goal of developing positive environmental perceptions and habits; the training of municipal school teachers on addressing environmental issues with their students and their communities, encouraging them to conduct field work in connection with the rational use of water and the proper disposal of waste. Under the program, the Company held theatre plays and rallies, published newspapers and pamphlets addressing environmental issues such as reforestation, and promoted exhibits and other activities for the education and transformation of the communities as far the protection of the environment.

7)
different events, such as: a) the four external events held by the environmental department of COPEL's distribution unit at schools, reaching 296 4th and 5th grade students, during 20 hours of training; b) the three lectures given during the Internal Workplace Accident Prevention Weeks (SIPATs), reaching an audience of 90 people, for 3.5 hours of traning; c) thanks to COPEL’s expertise in the management of urban vegetation, the technical lectures given at the 1st State Seminar on Urban Accessibility and Vegetation, held in Curitiba and promoted by the Regional Engineering, Architecture, and Agronomy Council of Paraná (CREA-PR), and at the 2nd Seminar on the Management of Vegetation Under Distribution Lines, held in Belo Horizonte (State of Minas Gerais) and promoted by Companhia Energética de Minas Gerais – CEMIG.

5.7.3. Third-Party Employees

COPEL promotes an Environmental Awareness Program, whose goal is to promote changes in the behavior of workers engaged in the construction and renovation of the Company’s power generation and transmission facilities, leading them to become more environmentally aware and responsible and to think about the environmental impacts of COPEL’s projects and about ways to minimize these impacts. In 2008, approximately 100 employees from contractors and from COPEL itself participated in the program. Furthermore, employees from contractors involved in the maintenance (vegetation trimming and clearing) of power distribution lines received instructions through 10 events, which were attended by 138 people, with 38 hours of training.

5.7.4. Public Agencies

In November 2007, under a partnership with the State Urban Development Department (Secretaria Estadual de Desenvolvimento Urbano or SEDU) and the Paraná Environmental Institute (IAP), COPEL started holding a training course named "The Right Tree in the Right Place”, an initiative that was integrated into the State Program for the Professional Qualification of Municipal Servants. The goal of the course is to train municipal managers and servants on the implementation and management of urban vegetation. The course is open to members of the community as well. The benefits for COPEL, the municipalities, and society are improved safety, better quality of life, and compliance with the applicable legislation.

The course enables the Company to spread basic knowledge about the issue in a quick and practical manner, filling conceptual and technical blanks as regards street forestation, a subject matter which has only begun to be addressed in technical and college courses. With this initiative, COPEL aims to increase the effectiveness of its actions under the Urban Forestation Social-Environmental Responsibility Program, leveraging the signature of cooperation agreements for tree replacement and trimming, thus addressing one of the main causes of the rise of the DEC/FEC power outage indicators.

In 2008, 309 participants were trained in 123 municipalities. Thanks to the excellent results of the event, as attested by the opinion and the interest of local administrations in signing agreements with COPEL, in 2009 this partnership will be extended to other associations of municipalities within the State of Paraná. The current debate has encouraged local administrations to better organize and train their technical staffs and to rethink urban forestation. With this partnership, in addition to meeting strategic and operational interests, COPEL reinforces its commitment to environmental and educational programs in the State of Paraná.

5.8. Environment-Oriented R&D Projects

The projects developed in 2008 allowed the Company to acquire new technologies and new technical knowledge which support management decisions and the development of new programs. These acquired assets are aligned with COPEL’s organizational strategies to underpin the achievement of corporate sustainability. In this regard, some of the highlights were studies on:

  the water quality and the evolution of the use of land within the Tibagi River basin, to allow, based on a geographic database and on the evaluation of the use and occupation of land, the identification of relations between water quality and territorial occupation. In addition to supporting management decisions and the implementation of environmental management plans, this project will provide a model for other river basins;

  ecological oils: since 2005, COPEL has developed projects concerning the performance evaluation of power distribution transformers and voltage regulators insulated with vegetable oils such as sunflower, soy, rice, and castor oil plant. The Company evaluates and determines minimum characteristics which are required to ensure the same performance and expected useful lives as those of equipment insulated by mineral oil. This evaluation has been conducted through accelerated aging of the vegetable oils in a lab; filling of transformers and voltage regulators with vegetable oil; research on the losses while empty and in short circuit and at rising temperatures; and physical-chemical analyses of new and used (after testing) vegetable oils.

In 2008, the Company installed new equipment within its distribution grids and substations to monitor and evaluate performance. In order to assess the environmental impact of vegetable oil spills, lab analyses of the biodegradation of vegetable oils in the soil or in the water have been conducted. Since 2006, COPEL has invested R$ 1,210.8 million in research projects, of which R$ 701.7 thousand were invested in 2008;

  minimization of the maintenance costs of areas under distribution lines, a project developed by LACTEC to assess the possibilities of multiple use of the easement areas under the Company’s distribution lines. This research took into account environmental and economic factors as well as the health and safety of the employees involved, comparing the regular clearing of land, the planting of low growth native species, and the planting of agricultural species. Concluded in 2008, the project will support the implementation of specialized vegetation management actions under distribution lines;

  bioremediation of areas contaminated by insulating mineral oil, with the development of a soil decontamination methodology for use in test projects of environmental recovery of areas contaminated by insulating mineral oil, through bioremediation. The bioremediation process involves the use of bacteria which consume hydrocarbons in their cycles, turning them into harmless substances, thus decontaminating the affected area. This pioneering project was presented at the National Power Distribution Seminar (Seminário Nacional de Distribuição de Energia Elétrica or SENDI) in 2008. Since 2006, COPEL has invested R$ 1,752.6 million in research projects, of which R$ 221.1 thousand were invested in 2008;

  qualitative and quantitative evaluation of the phytoplankton in reservoirs with episodes of blooming; of Mourão macrophytes; of loads, nutrients, and organic matter flowing into the Foz do Areia reservoir and of the water quality of the reservoir and the surrounding tributaries; and of invading species within the Iguaçu River basin;

  control and monitoring of invading water species within the Iguaçu River basin;

  analysis and classification of the golden mussel waste at the Governor José Richa (Salto Caxias) Hydroelectric Power Plant; and

  statistical analysis of the water quality variables within COPEL’s reservoirs.

5.9. Clean Development Mechanisms - CDMs

COPEL, in sync with the requirements of Clean Development Mechanisms, has reviewed projects under study or under way with a view to contributing to the sustainable development of the communities within which these projects are carried out. The diagnosis indicated opportunities for the acquisition of carbon credits in power generation and transmission projects, whose studies are underway. One such CDM opportunity is the Waterside Forests Program, which according to studies by the Forest Research Foundation of Paraná (FUPEF), has already removed approximately 92,197 tons of CO2 from the atmosphere.

5.10. Water Consumption

COPEL’s power distribution business operations do not interfere with the wetlands listed by the Ramsar Convention (1971), which addresses the preservation and rational use of wetlands, nor does its water consumption significantly affect ecosystems/natural habitats. In terms of industrial power generation, the water from the reservoirs, which only passes through turbines, is not considered consumed water.

COPEL’s power plants employ water from rivers, lakes, and reservoirs for cooling in an open circuit, without any recirculation.

COPEL does not recycle the water used in its administrative facilities. The water consumption by its administrative facilities in 2008, provided by the public water supply network, was 545,905 m3, with a 2.0% reduction compared to 2007 (556,875 m3).

5.11. Power

5.11.1. Energy Balance Sheet of Paraná (Balanço Energético do Paraná or BEP)

Since the State Government does not have a Department of Mines and Energy, COPEL, pursuant to State Decree no. 1,869, dated January 30, 1980, is the entity in charge of Statewide energy planning. The information gathered by COPEL supports energy planning studies and programs by companies and government agencies, in addition to being part of the national energy balance sheet, compiled by the Energy Research Company (Empresa de Pesquisa Energética or EPE), linked to the Ministry of Mines and Energy.

The Executive Summary of the 2008 Paraná Balance Sheet, base year 2007, features a social and economic overview of the State, its current energy scenario, supply and demand data for primary and secondary energy sources, power consumption by the main segments of the State economy, the main centers of energy transformation and interchange, regional distribution of energy, the useful energy balance sheet, in addition to consolidated balance sheets for 1980, 1990, 2000, 2006, and 2007.

• Power Consumption

COPEL’s own power consumption refers to the power required for the operation of its administrative facilities and substation support facilities. COPEL consumed 23,028.9 MWh in 2008, with a 1.6% reduction compared to 2007, when consumption was 23,400.6 MWh.

5.12. Paper consumption

Implemented in 2007, the meter reading and simultaneous bill printing process, which represents paper savings of 60% compared to the conventional system, was improved in 2008, with implementation in the Paranavaí region for 130 thousand customers, and totaled 5.5 million bills, reaching 838 thousand customers throughout the State.

The following table features COPEL’s paper consumption from 2006 through 2008:

COPEL’s paper consumption

Use of paper	Unit	2008	2007	2006

Paper consumption	Sheets	89,805,622	96,687,367	103,290,034

Paper consumption by employee(1)	Sheets	4,186	4,245	5,005

Consumption of chlorine-free paper (non bleached)	Sheets	4,183,455	8,907,192	1,379,277

(1) Except for centralized printers

Once again, COPEL’s total power consumption fell 7%, and consumption by employee fell 2%. As for chlorine-free paper (non bleached), the Company reduced its usage somewhat due to technical issues noticed by employees when printing on it. There is an evident need to raise employee awareness and improve the control mechanisms for consumption of recycled paper.

5.13. Use of Non-Renewable Fuel

COPEL has two power plants which run on non-renewable fuels: the Figueira and Araucária Thermal Power Plants, the former running on coal, and the latter running on natural gas.

The table below features information about the consumption of non-renewable fuels by these facilities from 2006 through 2008:

Use of non-renewable fuels by COPEL’s facilities

Figueira Thermal Power Plant

Primary Energy Source	2008	2007	2006

Mineral coal (in tons)	70,617.66	72,888.38	73,018.30

Mineral coal (MWh)	77,800	82,492	80,505

Mineral coal (J)	2.80 x 10[14]	2.97 x 10[14]	2.90 x 10[14]

Araucária Thermal Power Plant

Primary Energy Source	2008	2007	2006

Natural gas (m3 )	149,429,548	356,936,073	129,411,335

Natural gas (MWh)	1,619,236	3,867,800	1,402,316

Natural gas (J)	5.83 x 10[15]	1.39 x 10[16]	5.05 x 10[15]

5.14. Emissions, Effluents, and Waste

5.14.1. Emissions

Initiatives for the reduction of emissions of greenhouse gases

Since its implementation in 2007, the Program for the Corporate Management of Greenhouse Gas Emissions has achieved the following goals: a) alignment of potential CDM concepts and projects in connection with hydroelectric power plants and waterside forests; b) detailed diagnosis of the situation of COPEL’s vehicle fleet based on the available information; c) participation in events and representation in several workgroups; d) communication with companies and research centers interested in this matter; and e) diagnosis of programs and projects conducted by the distribution unit and by other corporate areas of COPEL.

In 2008, there was thorough discussion about the inventory of greenhouse gas emissions, with a view to defining the most appropriate methodology for the conduction of the Program’s activities. COPEL decided, in cooperation with a group of Brazilian companies, to adapt the tool of the Brazilian Greenhouse Gas Protocol (GHG Protocol), launched in May 2008 in Brazil, to increase the companies’ technical and institutional capacity to manage their greenhouse gas emissions, as a methodology which will underpin COPEL’s actions.

For the Company’s operational activities and for the transportation of people on duty, COPEL preferably acquires vehicles which run on alcohol. When the acquisition of vehicles running on diesel is required, the Company seeks to ensure compliance with the legal emissions thresholds, and its drivers are trained on the importance of conducting preventive and corrective maintenance, particularly on catalyzers and exhaust systems, to ensure adequate control of emissions.

The table below features CO2 emissions by COPEL's vehicle fleet from 2006 through 2008:

Management of CO2 emissions by COPEL

CO2 emissions by COPEL’s vehicle fleet (1)

Fuel	2008		2007		2006

	Volume	CO2 emissions (in tons)	Volume	CO2 emissions (in tons)	Volume	CO2 emissions (in tons)

Gasoline (l)	1,617,555.3	3,510.1	2,800,156.0	6,076.3	3,284,562.0	7,127.5

Alcohol (l)	1,108,699.9	1,530.0	512,349.3	707.0	427,854.0	590.4

Natural gas (m3 )	0.0	0.0	0.0	0.0	3.950.0	7.7

Diesel (l)	4,253,255.7	11,143.5	3,789,745.1	9,929.1	3,520,388.0	9,223.4

Total	6,979,510.9	16,183.6	7,102,250.4	16,712.5	7,236,754.0	16,949.1

CO2 emissions by COPEL’s thermal power plants (2)

Figueira TPP (3)		81,000		162,063		170,707

Araucária TPP		173,000		621,925		61,496

(1)
OBS:  CO2 emissions were calculated based on the following figures: Gasoline (Brazilian gas, with 22% ethanol) = 2.17 Kg CO2 /liter; Alcohol = 1.38 KgCO2 /liter; Natural gas = 1.96 KgCO2 /m3 ; and Diesel = 2.62 Kg CO2 /liter.

(2)	Information reported semi-annually to the Environmental Institute of Paraná (IAP).
(3)	Calculated based on a carbon rate of 63.76% in coal (coal with 17% ashes).

Nitrogen Oxides (NOx) and Sulphur Dioxide (SO2) were emitted by the Figueira and Araucária Thermal Power Plants in the following amounts from 2006 through 2008:

Emissions	2008	2007 (1)	2006 (1)

NOx (t)	529.96	806.80	590.77

SO2 (t)	1,480.06	5,400.00	7,243.37

(1)Amounts changed relatively to 2007 on account of new calculation method.

5.14.2. Effluents

Guided by the principles of the Figueira Thermal Power Plant’s Environmental Management Plan, COPEL conducts quarterly monitoring of the environmental processes in the facility, including the quality of water. The water from the Laranjinha River, the drainage system for rainwater, and the solid waste decantation tanks are all points of operational monitoring, for the detection of environmental non-compliance situations and of improvements in the environmental aspects of power generation, resulting in plans of action. In 2008, the Company did not detect any episodes of environmental non-compliance, but only situations requiring minor adjustments and improvements.

The monitoring and management of environmental issues in the Araucária Thermal Power Plant is conducted monthly and comprises the evaluation of the results of physical-chemical and microbiological tests of water samples from the Barigui River and the Saldanha stream, collected upstream and downstream from the point of release of treated effluents, pursuant to the facility's Plan for the Monitoring of Effluents and Receiving Bodies of Water. Another test conducted regularly aims to assess the efficiency of the water/oil separator, measuring the levels of oil and grease in the facility’s effluents. In 2008, the facility’s effluent parameters remained within the reference levels.

5.14.3. Waste

COPEL handles hazardous Class I waste in such a manner as to avoid potential negative social and environmental impacts.

Insulating mineral oil is treated internally at the regeneration units of regional facilities and in mobile plants which regenerate oil inside charged transformers. In 2008, COPEL regenerated and reused approximately 270.7 thousand liters of insulating mineral oil taken from its electrical equipment. Waste contaminated by insulating mineral oil is sent to co-processing, a safe method whereby the waste is eliminated at high temperatures in sintering furnaces.

Another practice adopted by COPEL to reduce the production of waste is the use of industrial cloths which, after being washed in specific supplier-controlled facilities, may be reused.

Other dangerous waste is disposed of through properly trained and licensed companies. The Company takes care while disposing of different kinds of materials, such as the seals of power meters removed from customers’ properties, which are separated into polycarbonate, polypropylene, and lead, to make final disposal easier.

Non-hazardous Class IIA and IIB waste are reused internally or sold at public auctions for recycling and reuse.

Power meters from customers’ properties and transformers from the distribution grids are sorted and evaluated internally to determine whether it is technically feasible to reuse them. Small repairs are done in-house, while devices which require more extensive repairs and part replacements are sent to specialized repair shops. In the next stage, the meters are sent to the testing facility authorized by the National Metrology, Normalization, and Industrial Quality Institute (Instituto Nacional de Metrologia, Normalização e Qualidade Industrial or INMETRO) within COPEL, where metrological tests and technical inspections are conducted before the meters are allowed to be reused. In 2008, around 63.2 thousand meters were refurbished. About 97.8% of damaged meters removed from customers' properties are recovered and reused.

All unusable paper generated at COPEL, such as sheets, cardboard, and boxes in general, is sent for recycling, yielding social and environmental benefits. The ratio between used paper and paper sent for recycling has been increasing annually, thus attesting to the greater awareness of COPEL’s employees.

The following table features information about the proper social and environmental handling of waste generated by COPEL from 2006 through 2008:

Treated and Disposed Waste

Waste	Unit	Volume			Treatment Method / Final Disposal

		2008	2007	2006

Class I Waste

Askarel(1)	tons	-	46.38	45.00	Decontamination and recycling of impermeable metallic equipment frames. Incineration of oil and contaminated permeable solids.

Lead-acid batteries	pieces	-	-	3,141	recycling

Treated and Disposed Waste

Waste	Unit	Volume			Treatment Method / Final Disposal

		2008	2007	2006

Class I Waste

Fluorescent bulbs (mercury vapor and mixed bulbs)	pieces	234,329	-	68,000	Removal of mercury and recycling

Insulating mineral oil	liters	270,687	300,027 (2)	237,099 (2)	regeneration

Cloth contaminated by oils and solvents	pieces	50,880	N/A	N/A	Reused after industrial wash

Waste contaminated by oils and solvents	tons	30.51	25.34 (3)	55.07	Co-processing in cement factory ovens

Transformers with insulating mineral oil	pieces	1,709	3,620	1,528	Internal recovery and reuse

		5,963	6,595	4,042	Sale through public bidding for recycling and/or reuse

Class IIA and IIB Waste

Power meters	pieces	63,229	N/A	N/A	Internal recovery and reuse

Paper	kg	151,314	143,610	135,870	recycling

(1)	Waste that qualifies under the Basel Convention: disposed of by company under contract (public bidding) for transportation and final disposal within the country.
(2)	Data reported in 2006 and 2007 was rounded up, and the corrected totals are featured on this table.
(3)	Corrected amounts, different from previously reported figures.
OBS: COPEL adopts as evidence the fiscal document (manifest or invoice) issued at the time each waste is removed.

5.15. Environmental Licensing

5.15.1. Power Generation and Transmission Projects

In compliance with the National Environmental Policy, COPEL has obtained the first operating license for the Governor Bento Munhoz Hydroelectric Power Plant, renewed the operating licenses for the Governor José Richa, Governor Ney Braga and Jordão River Diversion Hydroelectric Plants, and requested the renewal of the operating licenses of the Governor Parigot de Souza, Mourão, Salto do Vau, São Jorge, and Melissa Hydroelectric Power Plants. The Company has obtained 17 licenses for power transmission projects, comprising all of their stages: planning, construction, and operation, attesting to the effectiveness of the measures taken by COPEL and to its commitment to environmental control over the physical, biological, and anthropic aspects of the areas directly and indirectly affected by its projects.

5.15.2. Power Distribution Technologies

COPEL’s forest technicians at its regional distribution units work on guiding the licensing of project activities and on the maintenance of distribution grids. The Company obtains environmental licensing by fully complying with the applicable legislation, thus reducing the risk of environmental violations and improving the quality of the work it conducts.

The environmental impact of power distribution activities on a regional scale is not significant. In light of the social, economic, and environmental benefits to the State of Paraná, the potential impact of distribution lines may be considered relatively insignificant. Accordingly, environmental agencies do not require detailed environmental impact studies for power distribution activities. As for 69 kV and 138 kV lines, licensing is obtained through the submission of Simplified Environmental Reports (Relatório Ambiental Simplificado or RAS). Licensing for assets of up to 34.5 kV is obtained through environmental authorization and forest authorization, when necessary.

5.16. Management of Fines, Statements of Commitment, and Environmental Notices

COPEL keeps track of all environmental fines, statements of commitment, and notices through a management system that enables the Company not only to comply with legal requirements but to reduce the costs of administrative fines and to minimize the risks of criminal prosecution against employees and managers.

In 2008, COPEL was charged with six violations, four of which have resulted in administrative fines, all of which have been contested. To avoid new violations in connection with tree trimming around distribution and transmission lines, COPEL has provided training to its personnel in charge of this task to ensure their procedures are compatible with the needs of the Company and with the applicable environmental legislation. A workgroup with the participation of experts from COPEL and from the Municipal Environmental Department (Secretaria Municipal de Meio Ambiente or SMMA) has been set up to discuss the management of vegetation in the city of Curitiba.

The table below features the environmental fines and notices issued against COPEL in 2008:

No.	Type	Date	Place	Original Amount (thousands of R$)	Paid	Description

1	fine	October 2008	Campo Mourão	70	Under appeal	Notice of Violation no. 76105, issued by IAP on account of the environmental impact caused by the depletion of the MOU HPP reservoir.

2	fine	December 2008	Campo Mourão	70	Under appeal	Notice of Violation no. 87602, issued by IAP on account of the environmental impact caused by the depletion of the MOU HPP reservoir.

3	fine	November 2008	Curitiba	10	Under appeal	Notice of Violation no. 62019, issued by IAP on account of the mineral oil spill into the GNB HPP reservoir (leak from the GBM HPP transformer).

4	fine	August 2008	Curitiba	128	Under appeal	Fine levied on account of the trimming of 64 trees in a public property, even though COPEL had a specific authorization. COPEL’s appeal is under review by SMMA.

5	notice	January 2008	Curitiba	No penalty	No penalty	Notice for the clearing and cleanup of waste in an administrative area, disposed by neighbors.

6	notice	August 2008	Curitiba	No penalty	No penalty	Failure to collect waste from tree trimming within 48 hours. Case addressed with no penalties.

COPEL’s power distribution unit is still appealing eight cases, which may result in the disbursement of R$ 321.2 thousand. The Company has striven to reduce the amounts of the fines imposed, proposing environmental recovery projects and filing administrative appeals, always prepared with the participation of COPEL’s Chief Legal Office. Only one case still in progress, in connection with the clearing of land without environmental authorization in the das Pontes Municipal Park, in Araucária, Paraná, had an environmental recovery project underway in 2008, whose completion may reduce the corresponding administrative penalty by up to 90%.

5.17. Environmental Indicators

Environmental Performance

Environmental Indicators

Recovery of degraded areas	Goal for 2009	2008	2007	2006	Observations

Area that has been preserved and/or recovered through sustainable vegetation management under distribution lines (in hectares)	no goal	3	3	-	(1)

Area that has been preserved and/or recovered through sustainable vegetation management under transmission lines (in hectares)	no goal	45.21	83.98	10.45	(2)

Preserved area/total area to be cleared for transmission line works (%)	no goal	87	N/A	N/A	(3)

Preserved area/total preserved area within concession area as required by law (%)	no goal	74	64	63

Contribution to the increase of vegetated areas in municipalities by the Social-Environmental Urban Forestation Program (in hectares)	54	14.2	1.54	-	(4)

Isolated protected lines (ecological or green lines) in urban areas (in km)	no goal	4,590	3,442	2,636

Percentage of isolated protected lines/total distribution grids in urban areas	no goal	22.8	15.6	13.3

Expenses with environmental impact management (forestation, sustainable management, protected equipment and grids)(thousands of R$)	no goal	74,560	21,283	26,890

Number of accidents resulting from violations of environmental safety legislation	0	-	-	-

Number of notices and/or fines for violations of environmental legislation	0	4	3	1

Amount charged for notices and/or fines for violations of environmental legislation (in thousands of R$)	0	278.0	37.0	3.5	(5)

(1)	Refers to the research project named “Studies for the Reduction of the Costs of Distribution Line Maintenance”, conducted in 2007 and 2008.
(2)	Takes into account the area where line supports were raised to preserve the vegetation under the transmission lines.
(3)	Corresponds to the percentage of areas preserved during the construction of transmission lines.
(4)	For an area of 36m² for each tree, i.e., 6x6 meter spacing. In 2008, 3,934 seedlings were given to municipalities.
(5)	Amounts correspond to penalties imposed during the year and not penalties paid.

Production and treatment of waste	Goal for 2009	2008	2007	2006	Observations

Emissions

Annual volume of greenhouse gases (CO2, CH4, N2O, HFC, PFC, SF6) released into the atmosphere (in equivalent tons of CO2 ) – COPEL’s fleet	no goal	16,184	16,712	16,949	(6)

Annual volume of greenhouse gases (CO2, CH4, N2O, HFC, PFC, SF6) released into the atmosphere (in equivalent tons of CO2) by the Figueira and Araucária Thermal Power Plants	no goal	254,000	783,988	232,203

Annual volume of ozone-depleting emissions (in tons)	no goal	N/A	N/A	N/A

Effluents

Total volume of industrial effluents	no goal	50.19*10[6] m³/year	50.19*10[6] m³/year	50.19*10[6] m³/year	(7)

Total volume of industrial effluents treated	no goal	50.19*10[6] m³/year	50.19*10[6] m³/year	50.19*10[6] m³/year

Percentage of industrial effluents treated	100%	100	100	100

Solid Waste

Annual volume (in tons) of solid waste produced by COPEL (waste, garbage, junk, etc.)	no goal	N/A	N/A	N/A

Percentage of waste sent to recycling with no ties to the Company	Not applicable	N/A	N/A	N/A

Percentage of waste recycled by units or entities tied to the Company (specific projects)	Not applicable	not applicable	-	-

Expenditures with waste recycling (in thousands of R$)	Not applicable	not applicable	-	-

Percentage of consumable materials reused (raw materials, equipment, electric wiring and cabling)	Not applicable	N/A	N/A	N/A

Expenditures with final disposal of non- hazardous waste (in thousands of R$)	Not applicable	not applicable	-	-	(8)

(6)	OBS: CO2 emissions were calculated based on the following figures: Gasoline (Brazilian gas, with 22% ethanol) = 2.17 KgCO2 /liter; Alcohol = 1.38 KgCO2 /liter; Natural gas = 1.96 KgCO2 /m3 ; and Diesel = 2.62 Kg CO2 /liter.
(7)	The Figueira Thermal Power Plant accounts for 98% of the effluent volume produced by COPEL.
(8)	All unusable materials are sold by the Company, pursuant to the rulings of the industry’s regulatory agency.

Management of hazardous waste	Goal for 2009	2008	2007	2006	Observations

Percentage of equipment replaced by other equipment with PCB (Askarel)* free insulating mineral oil in the distribution business	100	100	100	100	(9)

Percentage of equipment replaced by other equipment with PCB (Askarel)* free insulating mineral oil in the generation business	no goal	72	72	27	(10)

Percentage of decontaminated light bulbs out of all bulbs replaced by the Company	100	100	0	100

Percentage of decontaminated light bulbs out of all bulbs replaced at consumer facilities	no goal	N/A	N/A	N/A

Expenses with treatment and disposal of toxic waste (incineration, landfills, biotreatment, etc.)(thousands of R$)	no goal	656.8	1,368.4	1,947.3

(9)	All registered equipment with Askarel insulation was replaced in 2006.
(10)	This percentage refers to disposed waste and not only removal of equipment.

Use of resources in COPEL's production process and management processes	Goal for 2009	2008	2007	2006	Observations

Total power consumption by source (in kWh)	no goal	23,028,866	23,400,610	23,694,399

- hydroelectric	no goal	N/A	N/A	N/A

- fossil fuels	no goal	N/A	N/A	N/A

- alternative sources (gas, wind power, solar power, etc.)	no goal	N/A	N/A	N/A

Power consumption by kWh distributed (sold)	no goal	0.001081	0.001144	0.001237

Total consumption of fossil fuels by COPEL’s vehicle fleet per km driven	no goal	6,979,511	7,102,250	7,232,804

- diesel	no goal	0.137	0.147	0.157

- gasoline	no goal	0.097	0.123	0.135

- alcohol	no goal	0.116	0.110	0.147	(11)

- natural gas	no goal	0	0	0.260

Total water consumption (in m3 )	no goal	545,905	556,875	N/A

Water consumption per employee (in m3 )	no goal	65.0	66.7	N/A

Use of resources in COPEL's production process and management processes	Goal for 2009	2008	2007	2006	Observations

Cost reduction obtained by reduced consumption of energy, water, and consumable materials (in thousands of R$)	no goal	142.0	61.0	N/A

Origin of products – consumable materials	Goal for 2009	2008	2007	2006	Observations

Percentage of materials acquired in compliance with COPEL’s environmental criteria/total materials acquired	no goal	N/A	N/A	N/A

Percentage of materials acquired with the Green Seal or others (PROCEL, INMETRO, etc.)	no goal	N/A	N/A	N/A

Percentage of materials acquired with forest certification (IMAFLORA, FSC, and others)	no goal	0	0	0

Environmental Education and Awareness	Goal for 2009	2008	2007	2006	Observations

Environmental education within the Company

Number of employees trained in environmental education programs	no goal	1,987	1,188	808

Percentage of employees trained in environmental education programs / total employees	no goal	23.6	14.2	10.0

Number of environmental training man- hours/total training man-hours	no goal	3.88	N/A	N/A

Funds applied (in thousands of R$)	no goal	334	26	84

Environmental education - Community

Number of elementary and high schools served	no goal	67	111	81

Percentage of schools served/ total number of schools within concession area	-	-	-	-	(12)

Number of students served	no goal	3,723	5,533	3,707

Percentage of students served/ total number of school children within concession area	-	-	-	-	(12)

Number of teachers trained	no goal	200	N/A	N/A

Number of technical schools and colleges served	no goal	11	5	7

Percentage of schools served/ total number of schools within concession area	-	-	-	-

Number of students served	no goal	520	110	223

Percentage of students served/ total number of students within concession area	-	-	-	-

Funds applied (in thousands of R$)	no goal	821	55	699

Energy efficiency programs aimed at developing a culture of saving power and using it rationally	Goal for 2009	2008	2007	2006	Observations

Number of low income households supplied by the program (in thousands)	60.0	88.0	50.0	180.0

Percentage of low income households supplied by the program out of all low income households	15.9	23.2	13.2	47.7

Number of energy efficient devices donated (in thousands)	192.0	262.7	151.8	550.8

Number of households which had their electrical systems upgraded	529	-	-	-

Number of electricians trained by the program	-	-	-	-

Energy Efficiency Program – solar heating	1,116,691.03	181,648.78	-	87,482.35

Number of solar heating systems installed	296 (***)	1 (**)	-	1 (*)	(13)

Energy Efficiency Program – Municipal energy management	1,600,065	(*)	620,500 (***)	1,900,000 (**)	(14)

Number of municipalities served by the municipal energy management program	25	(*)	39 (***)	36 (**)	(15)

Percentage of municipalities served out of total municipalities within COPEL’s concession area	6.4	(*)	19.1	9.2	(16)

Continued

(11)	Alcohol is a renewable, non-fossil fuel
(12)	Environmental education activities under MRI are conducted at registered schools regardless of their geographic location; no priority is given to serving schools exclusively within COPEL’s concession area.
(13)	( *) Hospital system with 75 1.70-m² panels;
( **) Commercial system with 131 1.00-m² panels;
( ***) Residential systems with one 2.00 m² panel each, to 296 customers.
(14)	( *) Multi-year plan concluded in 2006 and 2007
( **) Started in 2005 and concluded in 2006
( ***) Balance from previous year
(15)	( *) Multi-year plan concluded in 2006 and 2007
( **) Started in 2005 and concluded in 2006
( ***) Started in 2006 and concluded in 2007
(16)	( *) Multi-year plan concluded in 2006 and 2007

Environment-Oriented R&D Projects	Goal for 2009	2008	2007	2006	Observations

Funds applied - ANEEL (in thousands of R$)	no goal	115.2	-	-

Funds applied - COPEL (in thousands of R$)	365.4	1,396.6	1,024.3	1,016.2

Number of patents registered before the National Industrial Property Institute (INPI)	no goal	-	-	-

National Electric Energy Agency (ANEEL): model data			COPEL data

Performance indicators	Measurement unit	Goal of the indicator	2006	2007	2008

Removal of vegetation	m² of cleared areas per quarter (COPEL’s control comprises the number of trees cut down in construction of substations or maintenance activities)	to measure the areas subject to removal of vegetation, for clearing of easement areas.	130,907	153,013	189,129

			trees cut down (maintenance of distribution grids)

Tree trimming	volume of waste in m3 /month (COPEL’s control comprises the number of trees cut down in maintenance activities)	to measure the volume of waste produced while trimming vegetation during grid maintenance	907,879	1,123,721	978,401

			trees trimmed in maintenance activities

Occurrence offorest fires	number of occurrences and degraded area per year	to measure the efficiency of preventive and corrective measures against forest fires		N/A

Oil spills	points of leakage each month	to measure the efficiency of the preventive and corrective measures against equipment oil spills		N/A

Use ofalternative energy sources in environmentally protected areas	number of households supplied	to measure the efficiency of programs aimed at mitigating the impacts caused by utilities in areas of major environmental interest and protection		N/A

Research and Development (R&D) actions aimed at preventing pollution	physical/financial progressreport for each project (the description and status of each project is featured in the Environmental Performance section herein)	to measure the efficiency of programs designed to prevent pollution	Bioremediation projects described herein

6. SOCIAL BALANCE SHEET

ANNUAL SOCIAL BALANCE SHEET - IBASE Model
As of December 31, 2008 and 2007
(In thousands of reais)

								Consolidated

					2008				2007
	1 - BASIS FOR CALCULATION
NE 30 & 31	Net Revenues - NR	5,458,778				5,203,661
	Result of Operations - RO	1,554,959				1,598,015
NE 32-c	Gross Payroll - GP	630,551				587,021
	Total Value Added - TVA	5,423,104				5,220,292

	2 - INTERNAL SOCIAL INDICATORS		% of:				% of:

			GP	NR	TVA		GP	NR	TVA
	Meal assistance (Meal tickets and others)	58,031	9.2	1.1	1.1	54,505	9.3	1.0	1.0
NE 32-c	Mandatory social charges	155,715	24.8	2.9	2.9	144,643	24.7	2.8	2.8
NE 24	Pension plan	16,855	2.7	0.3	0.3	(64,348)	-10.9	-1.2	-1.2
NE 24	Healthcare plan	20,553	3.3	0.4	0.4	57,076	9.7	1.1	1.1
	Workplace safety and medical support	3,441	0.5	0.1	0.1	3,177	0.5	0.1	0.1
	Education	2,526	0.4	-	-	2,296	0.4	-	-
	Culture	1,334	0.2	-	-	916	0.2	-	-
	Personnel training and development	11,013	1.7	0.2	0.2	7,848	1.3	0.2	0.2
	Children's daycare assistance	551	0.1	-	-	500	0.1	-	-
NE 32-c	Employee profit sharing	65,816	10.4	1.2	1.2	54,254	9.2	1.0	1.0
(1)	Other benefits	1,195	0.2	-	-	10,128	1.7	0.2	0.2

	Total	337,030	53.5	6.2	6.2	270,995	46.2	5.2	5.2

	NE - Note to the Financial Statements

	(continued)

								Consolidated

			2008				2007
	3 - EXTERNAL SOCIAL INDICATORS		% of:				% of:

			RO	NR	TVA		RO	NR	TVA
	Education	655	-	-	-	6,615	0.4	0.1	0.1
(2)	Paraná Digital Program	655	-	-	-	6,491	0.4	0.1	0.1
	Schools at Power Plants	0	-	-	-	124	-	-	-
	Culture	5,902	0.4	0.1	0.1	5,510	0.3	0.1	0.1
NE 32-g	Misc. cultural projects - Rouanet (8813) Law	5,852	0.4	0.1	0.1	5,401	0.3	0.1	0.1
	Municipal cultural incentives and other	50	-	-	-	109	-	-	-
	Healthcare and sanitation	94,460	6.1	1.7	1.7	23,873	1.5	0.5	0.5
(3)	Luz para Todos Program	87,570	5.7	1.6	1.6	22,226	1.4	0.5	0.5
(4)	Night Irrigation Program	5,282	0.3	0.1	0.1	422	-	-	-
	Other programs	1,608	0.1	-	-	1,225	0.1	-	-
	Fight against starvation/nutritional safety	160	-	-	-	4	-	-	-
	Other	3,946	0.3	-	-	4,376	0.2	-	-
	Reparations to the Apucaraninha indians	2,482	0.2	-	-	2,240	0.1	-	-
NE 32-g	Fund for the rights of children and teenagers	1,410	0.1	-	-	1,775	0.1	-	-
	Donations, contributions, and subsidies	0	-	-	-	312	-	-	-
	Other programs	54	-	-	-	49	-	-	-

	Total of contributions to society	105,123	6.8	1.8	1.8	40,378	2.4	0.7	0.7

	Taxes (excluding social charges)	3,224,483	207.4	59.2	59.6	3,117,702	195.1	59.9	59.7

	Total	3,329,606	214.2	61.0	61.4	3,158,080	197.5	60.6	60.4

	4 - ENVIRONMENTAL INDICATORS		% of:				% of:

			RO	NR	TVA		RO	NR	TVA
	Investments connected to the operations of
	the Company	121,704	7.9	2.2	2.2	122,820	7.7	2.4	2.4
	Research and Development and Energy
	Efficiency Programs	42,166	2.7	0.8	0.7	78,988	4.9	1.6	1.6
	Compact-design and "green" Lines	74,332	4.8	1.3	1.4	38,069	2.4	0.7	0.7
	Fauna and Flora protection programs	4,053	0.3	0.1	0.1	4,229	0.3	0.1	0.1
	Waste management	1,153	0.1	-	-	1,534	0.1	-	-
	Investments in external programs and/or
	projects	673	-	-	-	299	-	-	-
	Env. Education and Iguaçu Regional Museum	401	-	-	-	126	-	-	-
(5)	Carbon credit program	19	-	-	-	64	-	-	-
	Other programs	253	-	-	-	109	-	-	-

	Total	122,377	7.9	2.2	2.2	123,119	7.7	2.4	2.4

	In terms of annual goals for the reduction of waste and overall consumption in production and operation and for the increase in the efficiency of the use of natural resources, the Company		( ) does not have goals			( ) does not have goals
			( ) meets 0-50% of goals			( ) meets 0-50% of goals
			( ) meets 51-75% of goals			( ) meets 51-75% of goals
			( X ) meets 76-100% of goals			( X ) meets 76-100% of goals

	NE - Note to the Financial Statements

	(continued)

	Consolidated

					2008			2007
	5 - WORKFORCE INDICATORS (includes subsidiaries)
(6)	Employees at the end of the year	8,518				8,441

	School attendance by employees:	Total	Men	Women		Total	Men	Women

	College or post-graduate	3,409	2,470	939		3,223	2,333	890
	High school	4,623	4,064	559		4,721	4,138	583
	Elementary school	486	450	36		497	463	34
	Faixa etária dos empregados(as):
	Employee age brackets:	1,984				1,904
	Under 30	3,534				3,799
	Between 30 and 45	3,000				2,738
	45 and older	530				665
	Female employees	1,534				1,507
	% Women in management-level positions:
	out of the total number of female employees	3.6				2.9
	out of the total number of managers	12.2				11.0
	African-Brazilian (A-B) employees	821				792
	% A-B in management-level positions:
	out of the total number of A-B employees	2.7				2.4
	out of the total number of managers	4.9				4.9
	People with disabilities	74				54
	Dependents	20,030				19,367
(7)	Interns	484				943
(8)	Outsourced personnel	5,090				2,244

Consolidated

	2008	Goals for 2008
6 - RELEVANT INFORMATION CONCERNING THE EXERCISE OF CORPORATE
CITIZENSHIP
Ratio between the highest and the lowest
salary within the Company	27	27
Total number of workplace accidents
(includes outsourced personnel)	293	234
Social and environmental projects developed by
the Company were determined by:	senior management	senior management
Workplace safety and hazardous environment
standards were set by:	all employees and IAPCs	all employees and IAPCs
In terms of freedom for employee unions, right to
collective bargaining, and internal workers'		will follow and promote ILO
representation, the Company:	follows and promotes ILO guidelines	guidelines
The Company’s pension plan benefits:	all employees	all employees

Profit sharing benefits:	all employees	all employees
In selecting suppliers, the same ethical and social
and environmental responsibility standards
adopted by the Company:	are suggested	will be required
Employees’ participation in volunteer work	is supported and encouraged by the	will be supported and encouraged
programs:	Company	by the Company

(continued)		Consolidated

	2008	Goals for 2008
Total number of customers complaints filed:
at the Company	111,027	108,642
at Procon	273	267
in court	2,012	1,969
% of complaints addressed or solved:
at the Company	100.0%	100.0%
at Procon	85.0%	87.0%
in court	21.4%	35.0%

% of customer complaints out of the total number of customers:
at the Company	3.15%	2.99%
at Procon	0.08%	0.07%
in court	0.06%	0.05%

		Consolidated

	2008	2007
Distribution of Value Added (DVA) :
Financing agents	7.3%	6.3%
Workforce	10.7%	10.0%
Government	61.8%	61.9%
Shareholders	4.8%	5.1%
Retained	15.4%	16.7%

7 - ADDITIONAL INFORMATION
(1) Other Benefits include: labor indemnifications, supplemental sick leave, insurance, surplus public transportation tickets, and disability and accidental death pay.

(2) The Paraná Digital promotes digital inclusion by connecting State public schools to the Internet. Under a cooperation agreement with the State government, COPEL provides network infrastructure all the way to the schools, while the State provides computers. Since its inception, the program has already installed 4,607 km of cables connecting 2,101 schools, while also resulting in higher revenues for COPEL, as an expanded network has allowed it to serve more corporate customers throughout the State.

(3) The variation under the Luz para Todos Program is due to the increase in the number of customers supplied in order to meet the program's goals, which required higher expenditures in grid expansion work.

(4) The variation under the Night Irrigation Program is due to State Government actions in cooperation with COPEL to further advertise and demonstrate to family agriculturalists the benefits of the program -- which makes production possible, increases productivity, and provides protection against losses due to droughts -- as well as the criteria for power grid extension or supplementation and financing terms and conditions.

(5) These amounts refer to expenses under the Contract for Validation of Carbon Credits signed by subsidiary ELEJOR. (6) COPEL's workforce included 87 underage apprentices in 2008, and 82 in 2007.

(7) With the publication of the Intership Law - Law no. 11,788 - on 25/09/08, new intern hirings have been suspended so COPEL can adjust to the new law. Interns who had already been hired and whose terms of intership expired left the Company, which resulted in the reduction in the number of interns compared to 2007. In February 2009, the Company started hiring new interns again as usual.

(8) The variation under third-party labor was due to the higher number of construction projects, of vegetation trimming, and area clearing, and to compliance with Labor Ministry Rule NR 10, which requires a mininum number of workers in certain situations, which resulted in the hiring of more contractors.

• The notes are an integral part of the financial statements.

• This Social Balance Sheet includes data from subsidiaries Compagas, Elejor, UEG Araucária, COPEL Empreendimentos, and Centrais Eólicas do Paraná (CEOPAR) (as of September 6, 2007), on account of the consolidation of their results with COPEL's.

• COPEL operates in the power sector within the State of Paraná, under Corporate Taxpayer Number 76.483.817/0001-20.

• COPEL does not employ children or slave labor (except for its apprenticeship program, under Law no. 10,097/00), does not engage in the prostitution or sexual exploitation of children and teenagers, and does not engage in corruption.

• Our Company appreciates and respects diversity both internally and externally.

• For further details about the information disclosed herein:
Accounting Management Department - Enio Cesar Pieczarka - phone 41-3331-2160 e-mail: enio@copel.com

7. GRI CONTENT AND CORRELATION INDEX

The table below represents an effort to establish a correlation between the GRI indicators and the Global Compact Principles. The Global Compact is considered by the Company as the platform to establish the context and to measure results in terms of sustainability. The Compact is currently the most consistent and disseminated platform for the promotion of corporate sustainability. The Company is totally responsible for this matrix, which reflects its view on management, and the process of testing the tool “Making the Connection – using the G3/GRI Reporting Guidelines for the UN Global Compact’s Communication on Progress”.

Caption:

GRI G3	Topic	Global Compact	Chapter/Item	Page
PROFILE
1	STRATEGY AND ANALYSIS
1.1	Statement from the most senior decision-maker of the organization about the relevance of sustainability and its strategy.	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	1.1	5
1.2	Description of key impacts, risks and opportunities related to sustainability and their effects on the stakeholders.	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	1.1; 1.2; 1.3; 2.16; 2.17; 2.18; 2.19; 4.1.4	5; 7; 39; 40; 41; 58
2	ORGANIZATIONAL PROFILE
2.1	Name of the organization.		1.7	14
2.2	Primary brands, products, and/or services.		1.7; 1.9	14; 27
2.3	Operational structure of the organization, including main divisions, operating companies, subsidiaries and joint ventures.		1.7	14
2.4	Location of organization’s headquarters.		1.7	14
2.5	Number of countries where the organization operates.		1.7; 1.9	14; 27
2.6	Nature of ownership and legal form.		1.7	14
2.7	Markets served.		1.7; 1.8; 1.9	14; 17; 27
2.8	Scale of reporting organization.		1.7; 1.8	14; 17
2.9	Significant changes during the reporting period regarding size, structure or ownership.		1.7.2; 2.1	17; 31
2.10	Awards received in the reporting.		1.12	30
3	REPORT PARAMETERS
	Report Profile
3.1	Reporting period (e.g. fiscal/calendar year) for information provided.		1.6	12
3.2	Date of most recent previous report (if any).		1.6	12
3.3	Reporting cycle (annual, biennial, etc.).		1.6	12
3.4	Contact point for questions regarding the report or its contents.		1.6; 8; acknowledgement	12; 106
	Report Scope and Boundary
3.5	Process for defining report content.		1.6	12
3.6	Boundary of the report.		1.6	12
3.7	State of any specific limitations on the scope or boundary of the report.		1.6	12
3.8	Basis for reporting that can significantly affect comparability.	1,2,10	1.6; 2.1	12; 31
3.9	Data measurement techniques and the bases of calculations.		1.6	12
3.10	Explanation of the effect of any re-statements of information provided in earlier reports.	1,2,10	1.6	12
3.11	Significant changes from previous reporting periods		1.6	12
	GRI Content Index
3.12	Table identifying the location of the Standard		1.6; 7	12; 100

Disclosures in the report.
Assurance
3.13	Policy and current practice with regard to seeking external assurance for the report.		1.6; 2.16	12; 39
4	GOVERNANCE, COMMITMENTS AND
ENGAGEMENT
Governance
4.1	Governance structure of the organization, including committees under the highest governance body.	1, 2, 10	2; 2.1; 2.4; 2.5; 2.6; 2.7; 2.9; 2.11	31; 33; 34; 35; 36; 37
4.2	Indication of whether the Chair of the highest governance body is also an executive officer.	1, 2, 10	2; 2.1; 2.4	31; 33
4.3	For organizations that have a unitary board structure, state the number of members of the highest governance body that are independent and/or non-executive members.	1, 2, 10	2; 2.1; 2.4	31; 33
4.4	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body.	1, 2, 10	2; 2.1; 2.3; 2.10; 2.12	31; 33; 36; 37
4.5	Linkage between compensation for members of the highest governance body and the organization’s performance.	1, 2, 10	2; 2.1; 2.7	31; 35
4.6	Processes in place for the highest governance body to ensure conflicts of interest are avoided.	1, 2, 10	2; 2.1; 2.4; 2.9; 2.10	31; 33; 36
4.7	Process for determining the qualifications and expertise of the members of the highest governance body for guiding the organization’s strategy.	1, 2, 10	2; 2.1; 2.4	31; 33
4.8	Internally developed statements of mission or values, codes of conduct, and principles relevant to the economic, environmental and social performance.	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	1.2; 2; 2.1; 2.8; 2.9	7; 31; 35; 36
4.9	Procedures of the highest governance body for overseeing the organization’s identification and management of the economic, environmental and social performance.	1, 2, 10	2; 2.1; 2.8; 2.10	31; 35; 36
4.10	Processes for evaluating the highest governance body’s own performance, particularly with respect to the economic, environmental and social performance.	1, 2, 10	2; 2.1; 2.7	31; 35
Commitments to External Initiatives
4.11	Explanation of whether and how the precautionary approach or principle is addressed by the organization.	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	2.18	40
4.12	Externally developed economic, environmental and social charters, principles or other initiatives to which the organization subscribes or endorses.	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	1.2; 2; 4.1.1	7; 31; 52
4.13	Memberships in association (such as industry association) and/or national/international advocacy organizations.	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	4.1.1	52
Stakeholder Engagement
4.14	List of stakeholder groups engaged by the organization.	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	1.11	27
4.15	Basis for identification and selection of stakeholders with whom to engage.	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	1.11	27
4.16	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group.	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	1.11; 2.12; 4.1.4; 4.1.6	27; 37; 58; 62
4.17	Key topics and concerns that habe been raised through stakeholder engagement and how the organization has responded to those key topics and concerns.	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	1.11; 2.12; 4.1.4; 4.1.6	27; 37; 58; 62
ECONOMIC PERFORMANCE INDICATORS
DMA	Description about the economic performance management system	1, 2, 3, 4, 5, 6, 7, 8, 9, 10
Economic Performance
EC1	Direct economic value generated and distributed.		1.7.1; 1.8.4; 3; 3.7; 6	14; 22; 42; 46; 96
EC2	Financial implications and other risks and opportunities for the organization’s activities due to climate change.	7, 8, 9	1; 5.2.1; 5.2.4; 5.6.1; 5.7.2; 5.8; 5.9; 5.14.2; 5.16; 6; NE 28; NE 35; NE 37	5; 72; 75; 79; 82; 84; 85; 88; 91; 96; 166; 184; 188
EC3	Coverage of the organization’s defined benefit plan obligations.	1	4.1.7; 4.1.8; 6; NE 24	63; 66; 96; 162

EC4	Significant financial assistance received from the government.		1.10; 4.1.2; 4.2; NE 11; NE 17 d); NE 26	27; 54; 67; 133; 142; 165
	Market Presenc
EC5	e Range of ratios of standard entry level wage compared to local minimum wage at significant locations of operation.	1, 2, 6	4.1.7; 4.1.8	63; 66
EC6	Policy, practices and proportion of spending on locally-based suppliers at significant locations of operation.		1.5.1; 1.5.2; 1.11; 2.8; 4.1.1; 4.1.6; NE 22	10; 27; 35; 52; 62; 161
EC7	Procedures for local hiring and proportion of senior management hired from the local community.	6	4.1.1.; 4.1.7; 4.1.8	52; 63; 66
	Indirect Economic Impacts
EC8	Development and impact of infrastructure investments and services provided primarily for public benefit through commercial, in-kind, or pro bono engagement.	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	1.3; 1.8.5; 4.1.1; 4.1.3; 4.2.3; 6; NE 26	7; 25; 52; 57; 70; 96; 165
EC9	Understanding and describing significant indirect economic impacts.	1, 7, 8, 9	4; 4.2.1	52; 68
ENVIRONMENTAL PERFORMANCE INDICATORS
DMA	Description about the environmental performance management system	7, 8, 9
	Materials
EN1	Materials used by weight or volume.	8	5.14.3 – partially measured indicator*	89
EN2	Percentage of materials used that are recycled input materials.	8, 9	5.14.3 – partially measured indicator*	89
	Energy
EN3	Direct energy consumption by primary source.	8	5.13	87
EN4	Indirect energy consumption by primary source	8	5.11	86
EN5	Energy saved due to conservation and efficiency improvements.	8, 9	5.7; 4.2.2	81; 70
EN6	Initiatives to provide energy-efficient or renewable energy based products and services	8, 9	5.2.4; 5.7	75; 81
EN7	Initiatives to reduce indirect energy consumption and reductions achieved.	8, 9	5.7	81
	Water
EN8	Total water withdrawal by source.	8	5.10	86
EN9	Water sources significantly affected by withdrawal of water.	8	5.10	86
EN10	Percentage and total volume of water .	8, 9	5.10	86
	Biodiversity
EN11	Location and size of land owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas.	8	5.3; 5.6.2	77; 80
EN12	Description of significant impacts of activities, products and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas. .	8	5.3; 5.3.1; 5.3.2; 5.3.3; 5.3.4	77; 78
EN13	Habitats protected or restored.	8	5.3; 5.6.2	77; 80
EN14	Strategies, current actions and future plans for managing impacts on biodiversity.	8	5.3; 5.3.1; 5.3.2; 5.3.3; 5.3.4; 5.6.2	77; 78; 80
EN15	Number of IUCN Red List species and national conservation list species with habitats in areas affected by operations by level of extinction risk.	8	5.3	77
	Emissions, Effluents and Waste
EN16	Total direct and indirect greenhouse gas emissions by weight.	8	5.14.1	87
EN17	Other relevant indirect greenhouse gas emission by weight.	8	5.14.1	87
EN18	Initiatives to reduce greenhouse gas emissions and reductions achieved.	8, 9	5.6.1; 5.9; 5.14.1	79; 85; 87
EN19	Emissions of ozone-depleting substances by weight.	8	5.14.1	87
EN20	NO, SO and other significant air emissions by type and weight.	8	5.14.1	87
EN21	Total water discharge by quality and destination.	8	5.10	86
EN22	Total weight of waste by type and disposal methods.	8	5.14.3	89

EN23	Total number and volume of significant spills.	8	5.8	84
EN24	Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel Convention Annexes I, II, III and VIII and the percentage of transported waste shipped internationally.	8	5.12; 5.14.3	86; 89
EN25	Identity, size, protected status and biodiversity value of water bodies and related habitats significantly affected by the reporting organization’s discharges of water and runoff.	8	5.2.2; 5.3	73; 77
	Products and Services
EN26	Initiatives to mitigate environmental impacts of products and services and the extent of impact mitigation.	8, 9	4.1.6; 5.2.1; 5.2.2; 5.3.1; 5.3.2; 5.3.3; 5.3.4; 5.4.1; 5.7; 5.8	62; 72; 73; 78; 79; 81; 84
EN27	Percentage of products sold and their packaging materials that are reclaimed by category	8, 9	**
	Compliance
EN28	Monetary value of significant fines and total number of non-monetary santions for non-compliance with environmental laws and regulations.	8	5.16	91
	Transport
EN29	Significant environmental impacts of transporting products and other goods and materials used for the organization’s operations and of transporting members of the workforce	8	5.17	92
	Overall
EN30	Total environmental protection expenditures and investments by type.	7, 8 , 9	6.0	96
SOCIAL PERFORMANCE INDICATORS
DMA	Description about the social performance management system	1, 2, 3, 4, 5, 6
LABOR PRACTICES AND DECENT WORK PERFORMANCE INDICATORS
DMA	Description about the labor practices management system	1, 2, 3, 4, 5, 6
	Employment
LA1	Total workforce by employment type, employment contract and region.		4.1.7; 4.1.8	63; 66
LA2	Total number and rate of employee turnover by age group, gender and region.	1, 2, 3, 4, 5, 6	4.1.7; 4.1.8	63; 66
LA3	Benefits provided to full time employees that are not provided to temporary or part-time employees.	6	4.1.7; 4.1.8	63; 66
	Relations between the workforce and the Governance bodies		4.1.7	63
LA4	Percentage of employees covered by collective bargaining agreements.	1, 2, 3	4.1.7	63
LA5	Minimum notice period(s) regarding operational chenges.	1, 2, 3	4.1.7	63
	Occupational Health and Safety
LA6	Percentage of the total workforce represented in formal joint management-worker health and safety committees that help monitor and advise on occupational health and safety programs	1	4.1.4	58
LA7	Rates of injury, occupational diseases, lost days and absenteeism and the number of work-related fatalities by region.	1	4.1.8	66
LA8	Education, training, counseling, prevention and risk control programs in progress to assist workforce members, their families or community members regarding serious diseases.	1	4.1.7; 4.1.8	63; 66
LA9	Temas relativos a segurança e saúde cobertos por acordos formais com sindicatos.	1	4.1.7	63
	Training and Education
LA10	Average hours of training per year per employee by employee category.	1	4.1.7; 4.1.8	63; 66
LA11	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings.	1	4.1.7; 4.1.8	63; 66
LA12	Percentage of employees receiving regular performance and career development reviews.		still not a current practice at Copel
	Diversity and Equal Opportunity

LA13	Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership and other indicators of diversity.	1, 2, 6	4.1.8; 8	66; 106
LA14	Ratio of basic salary of men to women by employee category.	1, 2, 6	4.1.7; 4.1.8	63; 66
HUMAN RIGHTS PERFORMANCE INDICATORS
DMA	Description about the human rights management system	1, 2, 3, 4, 5, 6	4.1.1	52
	Investment and Procurement Practices
HR1	Percentage and total number of significant investment agreements that include human rights clauses or that have undergone human rights screening.	1, 2, 4, 5, 6	4.1.1; 4.1.6	52; 62
HR2	Percentage of significant suppliers and contractors that have undergone screening on human rights and actions taken.	1, 2, 4, 5, 6	4.1.1	52
HR3	Total hours of employee training on policies and procedures concerning aspects of human rights that are relevant to operations.	1, 2, 3, 4, 5, 6, 10	2.8; 4.1.1	35; 52
	Non-discrimination
HR4	Total number of incidents of discrimination and actions taken.	1, 2, 6	4.1.1	52
	Freedom of association and collective bargaining
HR5	Operations identified in which the right to exercise freedom of association and collective bargaining may be at significant risk and actions taken to support these rights ..	1, 2, 3	4.1.1; 4.1.7	52; 63
	Child labor
HR6	Operations identified as having significant risk for incidents of child labor and measures taken to contribute to the elimination of child labor.	1, 2, 5	4.1.1; 4.1.6	52; 62
	Forced and compulsory labor
HR7	Operations identified as having significant risk for incidents of forced or compulsory labor and measures to contribute to the elimination of forced or compulsory labor.	1, 2, 4	4.1.1; 4.1.6	52; 62
	Security practices
HR8	Percentage of security personnel trained in the organization’s policies or procedures concerning aspects of human rights that are relevant to operations.	1, 2	4.1.1	52
	Indigenous rights
HR9	Description of policies, guidelines and procedures to deal with indigenous needs.	1, 2	4.1.1	52
SOCIETY PERFORMANCE INDICATORS
DMA	Description about the management system related to the society	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	1.11	27
	Community
SO1	Nature, scope and effectiveness of any programs and practices that assess and manage the impacts of operations on communities	1, 7	1.11; 2.18	27; 40
	Corruption
SO2	.Percentage and total number of business units analysed for risks related to corruption.	10	***
SO3	Percentage of employees trained in the organization’s anti-corruption policies and procedures.	10	2.8	35
SO4	Actions taken in response to incidents of corruption.	10	2.9	36
	Public Policies
SO5	Public policy positions and participation in public policy development and lobbying.	1, 2, 3, 4, 5, 6, 7, 8, 9, 10	4.1.1	52
SO6	Total value of financial and in-kind contributions to political parties, politicians and related institutions by country.		considered not applicable at Copel
	Anti-competitive Behaviour
SO7	Total number of legal actions for anti-competitive behaviour, anti-trust, monopoly practices and their outcomes.		considered not applicable at Copel
	Compliance
SO8	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations related to the provision and use of products and services.	1	4.1.4	58

PRODUCT RESPONSIBILITY PERFORMANCE INDICATORS
DMA	Description about the management system related to the society	1, 8
	Customer Health and Safety
PR1	Life cycle stages in which health and safety impacts of products and services are assessed for improvement.	1	4.1.4	58
PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products and services during their life cycle.	1	4.1.4	58
	Product and Service Labeling
PR3	Type of product and service information required by procedures and the percentage of significant products and services subject to such information requirements.	1, 8	considered not applicable at Copel as it delivers electric power and telecommunications services, which do not allow labeling
PR4	Total number of incidents of non-compliance with regulations and voluntary codes concerning product and service information and labeling.	1, 8	considered not applicable at Copel
PR5	Practices related to customer satisfaction, including results of surveys measuring customer satisfaction.		1.11; 4.1.4	27; 58
	Marketing Communication
PR6	Programs for adherence to laws, standard and voluntary codes related to marketing communication.		4.1.5	60
PR7	Total number of incidents of non-compliance with regulations and voluntary codes concerning marketing communication.		4.1.4	58
	Customer Privacy
PR8	Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data.		4.1.4; 4.1.5	58; 60
	Compliance
PR9	Monetary value of significant fines for non- compliance with laws and regulations concerning the provision and use of products and services.	1	4.1.4	58

*Our company has been able to implement full control only of paper consumption and final destination. A complete schedule of other materials is under construction, with implementation forescast for 2010
**Considered not applicable at Copel, as our product is electricity and thus not subject to packaging and/or reclaiming
***Treating this indicator as a percentage of business units analysed is considered non-material, since the company is institutionally organized as one single business unit, with all rules and procedures applying to the whole company

8. COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE

BOARD OF DIRECTORS
Chairman	JOÃO BONIFÁCIO CABRAL JÚNIOR
Members:	RUBENS GHILARDI
JORGE MICHEL LEPELTIER
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
MUNIR KARAM
NELSON FONTES SIFFERT FILHO
ROGÉRIO DE PAULA QUADROS
NILDO ROSSATO
AUDIT COMMITTEE
Chairwoman	LAURITA COSTA ROSA
Members:	JORGE MICHEL LEPELTIER
ROGÉRIO DE PAULA QUADROS
FISCAL COUNCIL
Chairman	OSMAR ALFREDO KOHLER
Members:	HERON ARZUA
BEATRIZ OLIVEIRA FORTUNATO
MÁRCIO LUCIANO MANCINI
WILSON PORTES
BOARD OF OFFICERS
Chief Executive Officer	RUBENS GHILARDI
Chief Finance, Investor Relations, and Corporate Partnerships
Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Management Officer	ANTÔNIO RYCHETA ARTEN
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications
Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ZUUDI SAKAKIHARA
Chief Engineering Officer	LUIZ ANTONIO ROSSAFA
Chief Environmental and Corporate Citizenship Officer	MARLENE ZANNIN
ACCOUNTANT
Accountant – CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For further information about this Report, please contact:
rsustentabilidade@copel.com -	Phone: +55 (41) 3331-2903
For information about Investor Relations, please contact:	Phones: +55 (41) 3222-2027/ +55 (41) 3331- 4359 Fax: +55 (41) 3331-2849
ri@copel.com -

FINANCIAL STATEMENTS

Balance Sheets

As of December 31, 2008 and 2007
(In thousands of reais)

ASSETS	N	Parent Company		Consolidated

		2008	2007	2008	2007

CURRENT ASSETS
Cash and cash equivalents	6	318,455	56,186	1,813,576	1,540,871
Customers and distributors	7	-	-	1,032,952	1,089,694
Provision for doubtful accounts	8	-	-	(56,284)	(71,592)
Services to third parties, net	-	-	-	7,904	8,303
Dividends receivable	16	719,061	700,225	5,247	2,767
Services in progress	-	-	-	64,765	51,343
CRC transferred to State Government	9	-	-	47,133	40,509
Recoverable taxes	10	94,009	79,328	257,339	281,564
Account for Compensation of Portion A	11	-	-	111,098	67,614
Other regulatory assets	12	-	-	31,511	17,186
Collaterals and escrow accounts	13	436	2,806	150,794	145,161
Other receivables	14	4	8	42,858	62,760
Inventories	-	-	-	64,260	52,195

		1,131,965	838,553	3,573,153	3,288,375

NON-CURRENT ASSETS
Long-term receivables
Customers and distributors	7	-	-	82,176	139,125
Provision for doubtful accounts	8	-	-	(246)	(11,469)
Telecommunications services	-	-	-	3,211	7,251
CRC transferred to State Government	9	-	-	1,272,770	1,209,853
Recoverable taxes	10	121,338	125,712	462,609	449,652
Account for Compensation of Portion A	11	-	-	53,494	25,478
Other regulatory assets	12	-	-	11,085	5,729
Bonds and securities	35	69,063	-	69,063	-
Collaterals and escrow accounts	13	-	-	37,868	22,423
Judicial deposits	15	26,268	34,512	113,497	121,122
Investees and subsidiaries	16	929,293	795,933	-	-
Other	14	3,132	-	12,214	8,450
		1,149,094	956,157	2,117,741	1,977,614

Investments	17	7,472,829	7,267,064	452,455	255,018
Property, plant, and equipment	18	-	-	6,992,158	6,835,491
Intangible assets	19	20,552	-	118,119	116,491

		8,642,475	8,223,221	9,680,473	9,184,614

TOTAL ASSETS		9,774,440	9,061,774	13,253,626	12,472,989

The accompanying notes are an integral part of these financial statements.

Balance Sheets

As of December 31, 2008 and 2007
(In thousands of reais)

LIABILITIES	N	Parent Company		Consolidated

		2008	2007	2008	2007

CURRENT LIABILITIES
Loans and financing	20	24,896	20,223	98,461	92,684
Debentures	21	169,233	168,599	195,000	171,827
Suppliers	22	564	1,132	497,832	366,510
Taxes and social contribution	10	57,993	51,818	407,072	375,425
Dividends payable	-	239,265	244,023	245,166	252,362
Payroll and labor provisions	23	243	162	159,388	146,119
Post-employment benefits	24	34	23	22,066	42,286
Account for Compensation of Portion A	11	-	-	28,327	143,436
Other regulatory liabilities	12	-	-	26,192	46,476
Customer charges due	25	-	-	43,123	32,722
Research and Development and Energy Efficiency	26	-	-	126,484	185,280
Other	27	4	26	114,383	85,465

		492,232	486,006	1,963,494	1,940,592

NON-CURRENT LIABILITIES
Loans and financing	20	414,959	400,032	769,056	835,268
Debentures	21	600,000	733,360	802,116	1,002,674
Provisions for contingencies	28	214,162	206,199	593,365	514,052
Suppliers	22	-	-	214,157	190,394
Taxes and social contribution	10	-	-	29,528	19,317
Post-employment benefits	24	-	-	425,879	454,411
Account for Compensation of Portion A	11	-	-	2,373	22,330
Other regulatory liabilities	12	-	-	7,257	18,935
Research and Development and Energy Efficiency	26	-	-	72,079	-
Deferred revenues	17	-	-	74,994	592
Other	27	-	-	6,674	6,720

		1,229,121	1,339,591	2,997,478	3,064,693

Non controlling interest		-	-	239,567	231,527

SHAREHOLDERS' EQUITY	29
Share capital		4,460,000	4,460,000	4,460,000	4,460,000
Capital reserves		838,340	838,340	838,340	838,340
Income reserve		2,754,747	1,937,837	2,754,747	1,937,837

		8,053,087	7,236,177	8,053,087	7,236,177

TOTAL LIABILITIES		9,774,440	9,061,774	13,253,626	12,472,989

The accompanying notes are an integral part of these financial statements.

Statement of Income

for the years ended on December 31, 2008 and 2007
(In thousands of reais)

	N	Parent Company		Consolidated

		2008	2007	2008	2007
OPERATING REVENUES	30
Power sales to final customers		-	-	2,968,880	2,747,680
Power sales to distributors		-	-	1,363,094	1,367,595
Charges for the use of the power grid		-	-	3,473,098	3,316,963
Telecommunications revenues		-	-	80,604	63,893
Distribution of piped gas		-	-	283,709	244,080
Other		-	-	136,010	179,883
		-	-	8,305,395	7,920,094

DEDUCTIONS FROM OPERATING REVENUES	31	-	-	(2,846,617)	(2,716,433)

NET OPERATING REVENUES		-	-	5,458,778	5,203,661

Operating costs	32
Power purchased for resale		-	-	(1,615,086)	(1,279,335)
Charges for the use of the power grid		-	-	(466,652)	(446,067)
Payroll		-	-	(531,031)	(463,865)
Pension and healthcare plans		-	-	(25,737)	14,169
Materials and supplies		-	-	(49,175)	(50,308)
Raw materials and supplies for power generation		-	-	(19,274)	8,954
Natural gas and supplies for the gas business		-	-	(163,846)	(132,726)
Third-party services		-	-	(190,269)	(161,319)
Depreciation and amortization		-	-	(376,789)	(399,387)
Other		-	-	(35,583)	(11,784)
		-	-	(3,473,442)	(2,921,668)

Gross Operating Income		-	-	1,985,336	2,281,993

Other Operating Revenues (Expenses)	32
Sales expenses		-	-	(29,769)	(31,140)
General and administrative expenses		(13,365)	(12,050)	(256,912)	(298,830)
Other revenues (expenses), net		(40,223)	(184,220)	(252,377)	(383,760)
		(53,588)	(196,270)	(539,058)	(713,730)

Operating income before financial results and
equity in results of investees		(53,588)	(196,270)	1,446,278	1,568,263

Financial income (losses)	33
Financial revenues		107,428	90,891	488,620	396,017
Financial expenses		(172,633)	(193,806)	(394,257)	(375,774)
		(65,205)	(102,915)	94,363	20,243

Equity in results of investees	17	1,227,904	1,346,836	14,318	9,509

OPERATING INCOME		1,109,111	1,047,651	1,554,959	1,598,015

INCOME BEFORE TAX
AND SOCIAL CONTRIBUTION		1,109,111	1,047,651	1,554,959	1,598,015

INCOME TAX AND SOCIAL CONTRIBUTION	10
Income tax and social contribution		(18,372)	(2,619)	(352,064)	(536,168)
Deferred income tax and social contribution		(11,995)	61,578	(106,082)	75,853
		(30,367)	58,959	(458,146)	(460,315)

NET INCOME BEFORE
NON CONTROLLING INTEREST		1,078,744	1,106,610	1,096,813	1,137,700

NON CONTROLLING INTEREST		-	-	(18,069)	(31,090)

NET INCOME FOR THE YEAR		1,078,744	1,106,610	1,078,744	1,106,610

NET INCOME PER SHARE/ IN R$	29	3.9420	4.0438	3.9420	4.0438

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Shareholders’ Equity

for the years ended on December 31, 2008 and 2007
(In thousands of reais)

	Note	Share	Capital	Legal	Income	Retained
		capital	reserves	reserve	reserve	earnings	Total

Balance as of December 31, 2006		3,875,000	817,293	268,323	1,415,654	-	6,376,270

Share capital increase	-	585,000	-	-	(585,000)	-	-
Tax breaks	17.d	-	21,047	-	-	-	21,047
Net income	-	-	-	-	-	1,106,610	1,106,610
Allocation proposed at the G.S.M.:
Legal reserve	29.c	-	-	55,330	-	(55,330)	-
Interest on capital	29.c	-	-	-	-	(200,000)	(200,000)
Dividends	29.c	-	-	-	-	(67,750)	(67,750)
Investment reserve	29.c	-	-	-	783,530	(783,530)	-

Balance as of December 31, 2007		4,460,000	838,340	323,653	1,614,184	-	7,236,177

Net income	-	-	-	-	-	1,078,744	1,078,744
Allocation proposed at the G.S.M.:
Legal reserve	29.c	-	-	53,937	-	(53,937)	-
Interest on capital	29.c	-	-	-	-	(228,000)	(228,000)
Dividends	29.c	-	-	-	-	(33,834)	(33,834)
Investment reserve	29.c	-	-	-	762,973	(762,973)	-

Balance as of December 31, 2008		4,460,000	838,340	377,590	2,377,157	-	8,053,087

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

for the years ended on December 31, 2008 and 2007
(In thousands of reais)

	Note	Parent Company		Consolidated

		2008	2007	2008	2007

Cash flows from operating activities
Net income for the period		1,078,744	1,106,610	1,078,744	1,106,610

Adjustments for the reconciliation of net income with the generation of cash by operating activities:
Reversal of provision for doubtful accounts	8	-	-	(3,583)	(4,353)
Depreciation	18.e	-	-	395,312	418,143
Amortization of intangible assets - concession	19.e	63	-	3,829	3,100
Amortization of intangible assets - goodwill	19.e	-	-	1,791	4,808
Amortization of intangible assets - other	19.e	-	-	3,811	3,906
Unrealized monetary and exchange variations, net	-	80,034	67,175	98,526	82,633
Equity in results of investees	17.b	(1,227,904)	(1,346,836)	(14,318)	(9,509)
Deferred income tax and social contribution	-	11,995	(61,578)	106,082	(75,853)
Variations in the account for compensation of Portion A, net	11	-	-	(204,425)	797
Variations in other regulatory assets and liabilities, net	12	-	-	(51,643)	45,904
Contract renegotiation - CIEN	-	-	-	-	(62,862)
Provisions for long-term liabilities	28	8,246	197,992	104,718	248,385
Provision (reversal) for tax incentives	17.b	23,902	(12,789)	23,902	(12,789)
Write-off of investments	-	-	-	8,742	2,240
Write-off of property, plant, and equipment, net	-	-	-	14,565	29,141
Write-off of intangible assets, net	-	-	-	516	13,972
Noncontrolling interest	-	-	-	18,069	31,090

Increase (decrease) in assets	-
Customers and distributors		-	-	86,522	(77,696)
Telecommunications services		-	-	4,439	(5,066)
Dividends and interest on capital received		759,618	429,857	13,806	20,342
Services in progress		-	-	(13,422)	(31,305)
CRC transferred to State Government		-	-	120,048	111,267
Taxes and social contribution		(4,205)	(10,063)	(61,253)	74,441
Bonds and securities		(69,063)	-	(69,063)	-
Collaterals and escrow deposits		2,287	32,482	1,508	(41,308)
Inventories		-	-	(12,065)	(751)
Judicial deposits		8,794	(3,693)	(1,931)	(9,900)
Other receivables		(360)	(6)	17,302	(21,860)

Increase (decrease) in liabilities	-
Loans and financing - interest due and paid		(38,799)	-	(156,512)	(75,260)
Debentures - interest due and paid		(94,216)	(196,207)	(122,984)	(229,544)
Suppliers		(568)	566	131,322	(25,976)
Taxes and social contribution		6,100	(15,901)	8,297	(52,618)
Payroll and labor provisions		81	70	13,269	11,901
Post-employment benefits		11	8	(48,752)	(125,425)
Customer charges due		-	-	10,401	(18,983)
Research and development and energy efficiency		-	-	(1,239)	10,964
Other accounts payable		(22)	-	(834)	(17,151)
Noncontrolling interest		-	-	(10,029)	(5,469)

Net cash generated by operating activities		544,738	187,687	1,493,468	1,315,966

(next page)

Statement of Cash Flows

for the years ended on December 31, 2008 and 2007
(In thousands of reais)

(continued)

	Note	Parent Company		Consolidated

		2008	2007	2008	2007

Cash flows from investing activities
Payments under loans to related parties	-	176,027	-	-	-
Acquisition of Centrais Eólicas do Paraná - net of acquired cash	17.g	-	-	-	(1,393)
Acquisition of control in Dominó Holdings - net of acquired cash	17.f	-	-	(108,962)	-
Additions to other investiments - net of acquired cash	-	(58,584)	(5,836)	(49,933)	(12,953)
Additions to property, plant, and equipment	18.e	-	-	(647,646)	(516,483)
Additions to intangible assets	19.e	-	-	(8,416)	(4,406)
Customer contributions	18.e	-	-	79,673	48,580
Sale of property, plant, and equipment	-	-	-	11,297	6,652

Net cash generated (used) by investing activities		117,443	(5,836)	(723,987)	(480,003)

Cash flows from financing activities
Loans and financing from third-parties	20	-	329,600	34,818	346,592
Loans and financing from related parties	-	-	5,382	-	-
Amortization of the principal amount of loans and financing	-	-	-	(86,492)	(99,853)
Amortization of the principal amount of debentures	-	(133,320)	(717,738)	(176,072)	(717,738)
Dividends and interest on capital paid	-	(266,592)	(292,323)	(269,030)	(292,809)

Net cash used by financing activities		(399,912)	(675,079)	(496,776)	(763,808)

Increase (decrease) in cash and cash equivalents		262,269	(493,228)	272,705	72,155

Cash at the beginning of the period	6	56,186	549,414	1,540,871	1,468,716
Cash at the end of the period	6	318,455	56,186	1,813,576	1,540,871

Variation in cash		262,269	(493,228)	272,705	72,155

The accompanying notes are an integral part of these financial statements

Supplemental information about cash flows

Business acquisitions
Assets acquired	-	-	116,713	2,164
Liabilities acquired	-	-	(6,487)	(21)

Acquisition price paid	-	-	110,226	2,143
Cash in hand acquired	-	-	(1,264)	(750)

Acquisition price, net of acquired cash in hand	-	-	108,962	1,393

Statement of Added Value

for the years ended on December 31, 2008 and 2007
(In thousands of reais)

	Note	Parent Company		Consolidated

		2008	2007	2008	2007

Revenues
Sales of power, services, and other revenues	30	-	-	8,305,395	7,920,094
Provision for doubtful accounts	32-f	-	-	(5,824)	(3,899)
Other operating income (losses)		(23,876)	12,910	(30,421)	(31,039)
Total		(23,876)	12,910	8,269,150	7,885,156

( - ) Supplies acquired from third parties
Power purchased for resale	32-a	-	-	1,787,845	1,429,417
Charges for the use of the power grid ( - ) ESS	32-b	-	-	458,067	495,318
Materials, supplies, and services from third-parties		3,923	5,255	353,885	295,206
Natural gas and supplies for the gas business		-	-	195,265	148,400
Emergency capacity charges and PROINFA		-	-	254	256
Other		16,994	198,084	148,925	271,836
Total		20,917	203,339	2,944,241	2,640,433

( = ) GROSS ADDED VALUE		(44,793)	(190,429)	5,324,909	5,244,723

( - ) Depreciation and amortization		63	-	404,743	429,957

( = ) NET ADDED VALUE		(44,856)	(190,429)	4,920,166	4,814,766

( + ) Transferred Added Value
Financial revenues	33	107,428	90,891	488,620	396,017
Result of equity in subsidiaries and investees		1,227,904	1,346,836	14,318	9,509

Total		1,335,332	1,437,727	502,938	405,526

ADDED VALUE TO DISTRIBUTE		1,290,476	1,247,298	5,423,104	5,220,292

Statement of Added Value

for the years ended on December 31, 2008 and 2007
(In thousands of reais)

(continued)

	Note	Parent Company				Consolidated

		2008	%	2007	%	2008	%	2007	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	32-c	4,806		4,615		484,257		451,156
Pension and healthcare plans	24	140		89		30,016		(13,851)
Meal assistance and education allowance	32-c	-		-		49,078		45,675
Social charges - FGTS		271		234		34,694		31,994
Labor indemnifications (reversal)	32-c	-		-		(825)		8,293
Profit sharing	32-c	-		-		65,816		54,254
Transfer to construction in progress	32-c	-		-		(80,214)		(54,304)
Total		5,217	0.4	4,938	0.4	582,822	10.7	523,217	10.0

Government
Federal		33,792		(49,613)		1,747,539		1,713,440
State		-		1		1,594,946		1,513,381
Municipal		-		-		3,019		3,530
Total		33,792	2.6	(49,612)	(4.0)	3,345,504	61.8	3,230,351	61.9

Financing agents
Interests and penalties		172,568		185,266		385,166		318,259
Leases and rents	32-g	155		96		12,799		10,765
Total		172,723	13.4	185,362	14.9	397,965	7.3	329,024	6.3

Shareholders
Noncontrolling interest		-		-		18,069		31,090
Interest on capital	29-d	228,000		200,000		228,000		200,000
Proposed dividends	29-d	33,834		67,750		33,834		67,750
Retained earnings		816,910		838,860		816,910		838,860
Total		1,078,744	83.6	1,106,610	88.7	1,096,813	20.2	1,137,700	21.8

		1,290,476	100.0	1,247,298	100.0	5,423,104	100.0	5,220,292	100.0

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

as of December 31, 2008 and 2007

(In thousands of reais, except where otherwise indicated)

1. Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on Corporate Governance Level 1 of BOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy - MME. Additionally, COPEL takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

In 2007, the Company’s corporate restructuring was initiated with the dissolution of COPEL Transmissão S.A., with a view to meeting regulatory requirements and achieving a more transparent and less expensive corporate structure. In 2008, while carrying on this corporate restructuring, COPEL was granted ANEEL authorization to split and later on terminate COPEL Participações S.A., transferring its assets to Companhia Paranaense de Energia (COPEL’s Parent Company) and to COPEL Geração e Transmissão. This operation was conducted pursuant to article 8 of Law no. 10,848/2004, which changed article 4 of Law no. 9,074/1995 (Note 17.c).

COPEL’s wholly-owned subsidiaries and other subsidiaries are featured below. Non financial/accounting information, such as information about supplied market, installed capacity, and assured power, has not been audited by the independent auditors.

a) COPEL Geração e Transmissão S.A.

COPEL Geração e Transmissão S.A. is charged with the Company’s power generation business, which is based on the operation of 17 hydroelectric power plants and one thermal power plant, listed below, amounting to total installed capacity of 4,549.61 MW, and power transmission business, based on 30 substations at voltages equal to or greater than 230 kV and 1,835.2 km of transmission lines in Paraná, most of which are part of the Brazilian Basic Transmission Network. The concession for 1,698.1 km of these lines expires in July 2015, and the concession for the remaining 137.1 km expires in August 2031, subject to extension at the discretion of the granting authority (Note 30.a).

Power Plants	River	Installed	Assured	ANEEL	Concession
		capacity	power	concession	expiration
		(MW)(1)	(avg MW)(1)	date	date

Hydroelectric facilities
Gov. Bento Munhoz da Rocha Netto
(Foz do Areia)	Iguaçu	1,676.00	576.00	24.05.1973	23.05.2023
Gov. Ney Aminthas de Barros Braga
(Segredo)	Iguaçu	1,260.00	603.00	14.11.1979	15.11.2009
Gov. José Richa (Caxias)	Iguaçu	1,240.00	605.00	02.05.1980	04.05.2010
Gov. Pedro Viriato Parigot de Souza	Capivari-Cachoeira	260.00	109.00	23.04.1965	07.07.2015
Guaricana	Arraial	36.00	13.60	13.08.1976	16.08.2026
Chaminé	São João	18.00	11.60	13.08.1976	16.08.2026
Apucaraninha	Apucaraninha	10.00	6.71	13.10.1975	12.10.2025
Mourão	Mourão	8.20	5.30	20.01.1964	07.07.2015
Jordão River Diversion	Jordão	6.50	5.85	14.11.1979	15.11.2009
Marumbi(a)	Ipiranga	4.80	3.94	-	-
São Jorge	Pitangui/Tibagi	2.30	1.62	04.12.1974	03.12.2024
Chopim I	Chopim	1.98	1.27	20.03.1964	07.07.2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	1.13	14.02.1984	14.02.2014
Cavernoso	Cavernoso/Iguaçu	1.30	0.86	07.01.1981	07.01.2011
Salto do Vau(b)	Palmital	0.94	0.60	27.01.1954	-
Pitangui(b)	Pitangui	0.87	0.57	05.12.1954	-
Melissa(b)	Melissa	1.00	0.57	08.10.1993	-
Thermal facility
Figueira		20.00	10.30	21.03.1969	26.03.2019

Total		4,549.61	1,956.92

(1) Submitted to approval by ANEEL.
(2) Facilities under 1 MW are only subject to registration before ANEEL.

The Company has already applied for extension by ANEEL of the power plant concessions expiring in 2009, 2010, and 2011: Governor Ney Aminthas de Barros Braga (Segredo), Governor José Richa (Salto Caxias), Jordão River Diversion Small Hydropower Project, and Cavernoso Small Hydropower Project. ANEEL, under Ruling no. 455, dated February 3, 2009, has recommended to the Ministry of Mines and Energy the extension of the concessions, pursuant to the following terms:

Concession Contract no. 045/1999	Extension	Final Expiration

Power Plants
Governor Ney Braga (Segredo)	20 years	2029
Governor José Richa (Salto Caxias)	20 years	2030
Jordão River Diversion	20 years	2029
Cavernoso	8.5 years	2019

COPEL has disputed ANEEL’s recommendation that the Cavernoso concession be extended for only 8.5 years, since it believes it should be extended for 20 years as its other concessions. The Ministry of Mines and Energy is reviewing COPEL’s claim and ANEEL’s recommendation, but it has not ruled on the matter yet.

b) COPEL Distribuição S.A.

COPEL Distribuição S.A. runs the Company's power distribution and regulated sales to 1,119 locations in 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina. Its current concession, which is set to expire on July 7, 2015, may be extended for another 20 years, at the discretion of the granting authority.

c) COPEL Telecomunicações S.A.

COPEL Telecomunicações S.A. is engaged in providing communications and telecommunications services and in conducting studies, projects, and planning in the field of telecommunications, as well as any related activities, as authorized by law, for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally, with a service area comprising the State of Paraná and Region II of the General Grants Plan of the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications.

d) Companhia Paranaense de Gás – Compagas

Compagas is a mixed capital company in which COPEL holds a 51% interest and whose main activity is the supply of piped natural gas, through a 499-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais. Compagas supplies a total of 4,510 customers, comprising 95 industrial customers, 26 vehicular gas stations, 227 commercial customers, 4,158 households, 2 co-generation plants, one company which uses natural gas as a raw material, and the Araucária Thermal Power Plant.

e) Elejor – Centrais Elétricas do Rio Jordão S.A.

ELEJOR is a special purpose company in which COPEL holds a 70% voting interest and which was constituted to implement and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240.3 MW of installed capacity, in addition to small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW and 2.4 MW of installed capacity, respectively. The concession for the project was granted on October 23, 2001 for a 35-year term, renewable upon request by the holder and at ANEEL’s discretion.

f) COPEL Empreendimentos Ltda.

COPEL Empreendimentos Ltda. is limited liability company wholly-owned by COPEL and set up to provide services in connection with the planning, coordination, and organization of companies involved in power generation and transmission, and with power plant management, construction, operation, and maintenance, in addition to holding interests in other companies.

g) UEG Araucária Ltda.

UEG Araucária Ltda. is a limited liability company in which COPEL holds an 80% interest and which was set up to generate and sell electric power, using natural gas as fuel. The Araucária Power Plant has an installed capacity of 484.5 MW. Its authorization to operate as an independent power producer was issued by ANEEL on December 22, 1999 for a 30-year term, renewable upon request by the holder and at ANEEL’s discretion.

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, leasing the Araucária Thermal Power Plant in return for monthly payments, over a period of one year, extended until December 31, 2008. On March 4, 2009, the lease was renewed, for another three years, as of January 1, 2009, subject to partial or total termination should UEG Araucária successfully participate at ANEEL-sponsored power auctions.

h) Centrais Eólicas do Paraná

Centrais Eólicas do Paraná is a limited liability company which has been controlled by COPEL (with a 100% interest) since September 6, 2007, and which has been set up to build, assemble, and operate a 2.5 MW wind power plant, in the region of Palmas, in the State of Paraná (Note 17.g).

i) Consórcio Energético Cruzeiro do Sul

Consórcio Energético Cruzeiro do Sul is an independent power producer, owned by COPEL Geração e Transmissão (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On November 10, 2006, at Auction of Power from New Projects 004/2006, this company won the rights to the concession of the Mauá Hydroelectric Power Plant, which will feature 361 MW of installed capacity; the concession is valid for 35 years from the date of signature, which took place on July 3, 2007 (Note 17.e).

j) Dominó Holdings S.A.

Dominó Holdings S.A. is a company which owns 34.75% of the share capital of the Sanitation Company of Paraná – SANEPAR, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment. Since January 2008, when it became the holder of 45% of Dominó Holding' share capital by acquiring the 30% interest held by Sanedo Participações Ltda., COPEL has exercised joint control of the company together with the remaining shareholders.

2. Presentation of the Financial Statements

Authorization for the completion of these financial statements was granted at the Meeting of the Board of Officers held on March 16, 2009.

The financial statements featured in this report are in accordance with the provisions of the Brazilian Corporate Law, as amended by Law no. 11,638/2007 and by Provisional Measure no. 449/2008, with the accounting practices adopted in Brazil, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

Certain reclassifications were made to the financial statements as of December 31, 2007, to allow readers to properly compare them to the current statements. The main reclassifications are shown below:

Original account	Reclassified account	Consolidated

Current assets	Current liabilities
Taxes and social contribution (a)	Taxes and social contribution	125,965

Long-term receivables	Long-term liabilities
Taxes and social contribution (b)	Taxes and social contribution	(12,775)

Noncurrent assets	Noncurrent assets
Deferred assets (c)	Property, plant, and equipment	3,112
Deferred assets (c)	Intangible assets	2,115
Investments (d)	Intangible assets	1,791

Long-term liabilities	Long-term liabilities
Income from future periods - negative
goodwill (c)	Deferred revenues	592

Deductions from operating revenues	Cost of goods and/or services sold
PIS/Pasep and Cofins taxes (e)	Power purchased for resale	(150,082)
PIS/Pasep and Cofins taxes (e)	Charges for the use of the power grid	(68,383)

Equity in results of investees and subsidiaries	Other operating revenues (expenses)
Amortization of goodwill (d)	Other revenues (expenses), net	(7,908)

Non-operating income (losses)	Other operating revenues (expenses)
Non-operating revenues (expenses) (c)	Other revenues (expenses), net	(31,109)

a) Reversal of offset of taxes and social contribution between current assets and current liabilities;
b) Offset of taxes and social contribution between long-term receivables and long-term liabilities;
c) Pursuant to Law no. 11,638/07 and Provisional Measure no. 449/08 (Note 4);
d) Reclassification of goodwill pursuant to Technical Ruling CPC 04 (Note 4);
e) Pursuant to Technical Interpretation no. 01/04 from the Institute of Independent Auditors of Brazil - Ibracon.

3. Consolidated Financial Statements

The financial statements of subsidiaries and investees are adjusted to comply with the accounting practices adopted by COPEL.

COPEL has consolidated the financial statements of its wholly-owned subsidiaries and of the subsidiaries listed in Note 1.

The financial statements of COPEL Participações S.A. were consolidated until November 30, 2008 (Note 17.c).

The balance sheets and statements of income of the companies included in the consolidation are shown in Note 38, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the noncontrolling interest are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

The dates of the financial statements of investees, which have been used for the calculation of equity in their results and for consolidation purposes, coincide with those of the Parent Company.

4. Changes in Accounting Policies

Law no. 11,638/07 and Provisional Measure no. 449/08 have changed, revoked, and introduced new provisions in the Brazilian Corporate Law, particularly in the chapter covering the disclosure and preparation of financial statements. Some of these provisions have changed, among other aspects, the criteria for recognition and valuation of assets and liabilities.

The main purpose of this new law is to update the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS) and to allow new accounting rules and procedures to be issued by the Brazilian Securities and Exchange Commission (CVM), in compliance with IFRS.

Furthermore, on account of the enactment of the legislation mentioned above, during 2008 the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis or CPC) issued several rules where are mandatory for the preparation of financial statements for the year ended on December 31, 2008.

The financial statements for the years ended on December 31, 2008 and 2007 reflect, in all material aspects, the changes introduced by Law no. 11,638/07 and by Provisional Measure no. 449/08. In compliance with CVM Ruling no. 565/08, which approved Technical Ruling CPC-13 - Initial Adoption of Law no. 11,638/07 and Provisional Measure no. 449/08, the Company and its subsidiaries have chosen to record the introduced changes retroactively. Thus, the financial statements for the year ended on December 31, 2007 have been reclassified to make their comparison to the 2008 statements possible, and the effects of this reclassification are described in Note 2. The Company did not identify any adjustments which could have an impact on its income and on its shareholders’ equity as of December 31, 2007.

A summary of the assessment of the application of the new accounting provisions, conducted by COPEL's management, is shown below:

Introduced Changes	Impact on the Company
Elimination of the revaluation reserve. Any existing balances in revaluation reserves shall be maintained until their actual realization or reverted by the end of the fiscal year in which the Law came into force.	Jointly-controlled subsidiary Dominó Holdings and subsidiaries Sercomtel Telecomunicações and Sercomtel Celular have revaluation reserve balances which have been excluded for purposes of equity and consolidation and to adjust the accounting practices of these subsidiaries to those of the parent company (Note 17).
Creation of a new subset of accounts for intangible items, including goodwill, for purposes of presentation as part of the balance sheet. This set of accounts shall record any rights to non-physical assets assigned to the operation of the Company or exercised with this purpose, including acquired stock in trade (CPC 04).	The Company has conducted the required reclassifications (Notes 2 and 19).
Mandatory recording under property, plant, and equipment of any rights to physical assets assigned to the operation of the Company, including those resulting from transactions which transfer to the Company the benefits, risks, and control of these assets (such as finance leases – CPC 06).	The Company’s leasing agreements are characterized as operational leases.

Introduced Changes	Impact on the Company
Modification of the criteria for amounts recorded under deferred assets/liabilities. Only pre-operational expenses and restructuring expenses which effectively contribute to the increase in the income of more than one fiscal year and which do not characterize only a cost reduction or operational efficiency gain shall be recorded in this subset (CPC 04).
The Company has reclassified the balances in its deferred assets account to its p.,p.&e. and intangible assets accounts, according to the nature of each asset (Note 2).
Requirement that the Company periodically assess its ability to recover the amounts recorded under property, plant, and equipment, intangible assets, and deferred assets, in order to ensure that:
(i) any losses due to non-recovery of these assets are recorded as the result of a decision to discontinue the activities related to these assets or when there is evidence that the results of operations will not be sufficient to ensure the realization of these assets; and
(ii) the criteria used to determine the estimated remaining useful lives of these assets for purposes of recording their depreciation, amortization, and depletion are reviewed and adjusted (CPC 01).

The Company already adopts this practice. Most assets comprising the property, plant, and equipment of the Company and its subsidiaries are linked to the concession. According to the concession agreements signed by the Company as a public service concession holder, any residual value of these assets shall be refunded to it upon expiration of the based on specific legislation. This fact significantly reduces the risk of any impact to the Company’s financial statements in connection with the recovery of assets (Notes 17 and 18).

Requirement that all financial instruments, including derivatives, be recorded:
(i) at market value or equivalent value, in the case of instruments assigned to trading or available for sale; and
(ii) at acquisition cost or face value, restated in compliance with legal and contractual provisions and adjusted to the likely realization value, whenever the latter is lower than the former (CPC 14).

The Company has reclassified its financial investments and financial resources. The securities classified as held- to-maturity have been valued at amortized cost (Note 35). These securities have only been acquired in 2008, so they bear no impact on the 2007 statements.

Elimination of the Non-Operating Income (Losses) item
Due to the elimination of the Non-Operating Income (Losses) item set forth under Provisional Measure no. 449/08, COPEL now presents the amounts previously classified under that item as “other net operating revenues (expenses)” and in a note to its financial statements (Note 2).

a) Transitional Tax System (Regime Tributário Transitório or RTT)

The amounts featured in the financial statements as of December 31, 2008 take into account the adoption of the Transitional Tax System by the Company and its subsidiaries, pursuant to the option afforded by Provisional Measure no. 449/08, whose goal is to ensure that the corporate legislation changes introduced by Law no. 11,638/07 and by Provisional Measure 449/08 itself are tax neutral. Permanent adoption of the Transitional Tax System will only be confirmed at the time of submission of the Company’s Corporate Economic and Financial Information Statement to the tax authorities.

5. Main Accounting Practices

a) General Accounting Practices

Cash and cash equivalents

Cash and cash equivalents includes cash, bank deposits, and temporary short-term financial investments with immediate liquidity. Temporary short-term investments are recorded at fair value as of the date of the balance sheets (Note 6).

Customers and distributors

This item comprises billed power sales to final customers and to distributors, estimated power supplied but unbilled as of the date of the statements, and supply of natural gas, accounted for on an accrual basis (Note 7).

Materials and supplies (including those under property, plant, and equipment)

Materials and supplies in inventory, classified under current assets, have been recorded at their average purchase cost, and those assigned for investments, classified under property, plant, and equipment, have been recorded at their actual purchase cost (goods in bulk, such as poles and cables, are recorded according to average cost). Recorded amounts do not exceed their replacement costs or realization figures.

Bonds and Securities

This item comprises National Treasury bonds classified as held-to-maturity, thus recorded at amortized cost. These securities have only been acquired in 2008, so they have no impact on the 2007 statements (Note 35).

Investments

Permanent interests in subsidiaries and investees have been recorded under the equity method. Other investments have been recorded at their purchase cost, net of provision for losses, when applicable (Note 17). Equity on subsidiaries has been eliminated upon consolidation

Goodwill based on expected future profitability

Goodwill on acquisition of investments whose economic basis is future profitability has been amortized on a straight line basis over a 10-year period. As of December 31, 2008 the amount of goodwill had already been entirely amortized (Note 19).

Intangible assets - concessions

Amounts recorded as intangible assets at the time of acquisitions of interests in companies companies which holds concessions have been amortized over the respective remaining terms of each concession (Note 19).

Assessment of the recoverable value of assets

Property, plant, and equipment and intangible assets are tested annually to detect evidence of unrecoverable losses or whenever significant events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. Whenever there is a loss, resulting from situations where an asset’s carrying amount exceeds its recoverable value, defined as the greater between the asset´s fair value less costs to sell and its value in use, this loss is charged to the statements of operations.

Loans, financing, and debentures

Loans, financing, and debentures are restated according to monetary and exchange rate variations occurring until the date of the balance sheets, including interest and other contractual charges, on their amortized cost.

Taxes and social contributions

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program), COFINS (Contribution for the Financing of Social Security), and PASEP (Program for the Formation of the Civil Servants' Fund) social contributions.

Credits resulting from the non-cumulative nature of PIS/PASEP and COFINS charges are featured as deductions from the cost of products sold in the statement of income.

Advance payments of amounts eligible for offsetting are featured in current or noncurrent assets, according to their expected realization.

Income tax comprises corporate income tax and social contribution, which are calculated based on taxable income (adjusted income), at the applicable rates, which are: 15%, plus 10% on any amounts exceeding R$ 240 a year, for corporate income tax, and 9% for social contribution. Thus, the addition to the book income of temporarily non-deductible expenses or temporarily non-taxable revenue exclusions, taken into account for purposes of calculating the current taxable income, results in deferred tax credits or debits.

Deferred tax credits resulting from tax losses or negative bases for the calculation of social contribution are recognized only as long as there is a possibility of a positive tax basis against which they may be settled. Deferred income tax and social contribution assets have been calculated on tax losses, negative bases for the calculation of social contribution, and temporary discrepancies, at the applicable rates, and take into account the expected future generation of taxable income, discounted at present value and based on technical feasibility studies approved by the Company’s Board of Directors.

Pension and healthcare plan

The costs incurred in connection with the COPEL Foundation’s pension and healthcare plan are recorded pursuant to CVM Instruction no. 371, dated December 13, 2000 (Note 24).

Provision for contingencies

These are recorded until the date of the financial statements based on likely estimates of losses, in light of the nature of each contingency. The bases and the nature of each provision are described in Note 28.

Other rights and obligations

All other assets and liabilities, whenever required by law or by contract, are restated until the date of the financial statements.

Use of estimates

The preparation of financial statements, in compliance with the accounting practices adopted in Brazil, requires that COPEL’s senior management make estimates and adopt assumptions that indeed affect the reported figures of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the balance sheet, and the reported figures of revenues and expenses. Actual figures may be different than these estimates. The main estimates in the financial statements refer to the recording of the effects resulting from the provision for doubtful accounts, the useful lives of property, plant, and equipment, the reduction of the recoverable value of noncurrent assets, the provision for contingencies, income tax, pension plan and post-employment benefit assumptions, unbilled power supply to final customers, and the sale and purchase of power in the Electric Energy Trading Chamber (CCEE), whose billing and settlement are subject to review by CCEE participants.

Calculation of income

Revenues, costs, and expenses are recorder under the accrual method, i.e., when products are delivered and services actually rendered, regardless of receipt or payment.

Revenues for the sales of products are recognized when: (i) the amount of the sale is reliably measurable; (ii) the costs incurred or to be incurred in the transaction are reliably measurable; (iii) it is likely that the economic benefits are received by the Company; and (iv) the risks and benefits have been fully transferred to the respective buyer.

Tax incentives

Tax incentives are recorded at their historical cost, adjusted to their estimated realizable amount (Note 17).

Net income per share

Net income per share is determined based on the amount of paid in share capital outstanding as of the date of the balance sheet (Note 29).

b) Power Sector-Specific Regulated Accounting Practices

Deferment of distribution costs

The rate setting mechanism in Brazil guarantees the recovery of certain COPEL Distribuição’s costs in connection with the purchase of power and with regulatory charges through annual rate increases. Following ANEEL instructions, COPEL Distribuição records variations of these costs as deferred regulatory assets and liabilities, when there is a likely expectation that future revenues, equivalent to the incurred costs, will be billed and collected, as direct result of the inclusion of such costs in an adjusted rate set according to the parametric formula established in the company’s concession agreement. Deferred regulatory assets and liabilities are realized upon authorization by the granting authority for their inclusion in COPEL Distribuição’s rate basis, which is adjusted annually on the anniversary date of its concession agreement.

Allowance for doubtful accounts

The allowance for doubtful accounts is deemed sufficient by COPEL’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

This allowance is set up based on the amounts overdue by residential customers for over 90 days, the amounts overdue by commercial customers for over 180 days, and the amounts overdue by industrial and rural customers, public agencies, public lighting, and public services for over 360 days, pursuant to the Electric Utility Accounting Manual. It comprises receivables billed until the date of the balance sheets, accounted for on an accrual basis (Note 8).

Property, Plant, and Equipment

Recorded at their purchase or construction cost. Depreciation is calculated under the straight line method, based on accounting balances recorded in the respective Record Units, pursuant to DNAEE Ordinance no. 815, dated November 30, 1994, supplemented by ANEEL Resolution no. 15, dated December 24, 1997. Annual depreciation rates are set in the tables annexed to ANEEL Resolution no. 240, dated December 5, 2006, and Ministry of Communications Ordinance no. 96/1995, and are featured in Note 18.

Property, plant, and equipment in progress

General management expenses are added monthly and proportionally to property, plant, and equipment items. The allocation of direct expenses with personnel and third-party services is provided for under the Electric Utility Accounting Manual. These costs are recovered through the rate-setting mechanism.

Financial charges, interest, and monetary restatement on financing from third-parties in connection with property, plant, and equipment in progress are added to these items of property, plant, and equipment in progress during the construction period (Note 18).

Special liabilities

In compliance with Accounting Instruction 6.3.23 of the Electric Utility Accounting Manual, special obligations attached to the concession, corresponding to contributions received from federal, state, or municipal governments and from customers in general for expenditures on power grids, are recorded in a specific subgroup of the long-term liabilities and are presented, for Financial Statements purposes as a reduction of property, plant, and equipment. This amortization is calculated based on the same average depreciation rate of the corresponding assets (Note 18).

Intangible assets

Recorded at their purchase or development cost. Amortization, when applicable, is calculated under the straight line method (Note 19).

Unbilled revenues

Unbilled revenues correspond to revenues from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the meter reading day to the last day of the month.

Power purchase and sale transactions in the Electric Energy Trading Chamber (CCEE)

Power purchase and sale transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by COPEL’s senior management, when this information is not available in time (Note 34).

Energy Efficiency Programs (EEPs), Research and Development (R&D), National Scientific and Technological Development Fund (FNDCT), and Ministry of Mines and Energy (MME)

These are research and development and energy efficiency programs to which utilities are required by ANEEL to allocate 1% of their net operating revenues.

The funds are applied to projects approved by ANEEL and to contributions to FNDCT and to the Ministry of Mines and Energy (MME) (Note 26).

6. Cash and Cash Equivalents

	Parent Company			Consolidated

	2008	2007	2008	2007
Cash and banks	2,196	660	88,161	194,208
Financial investments
Federal banks	316,259	55,526	1,720,936	1,343,378
Private banks	-	-	4,479	3,285
	316,259	55,526	1,725,415	1,346,663

	318,455	56,186	1,813,576	1,540,871

Most of the financial investments of the Company and of its subsidiaries have been made in official financial institutions, comprising mostly fixed income securities tied to federal bonds, which bear an average yield of 100% of the Interbank Deposit Certificate rate, which was in 2008 12.28%, and in 2007, 11.92% . These investments are recorded at fair value and may be redeemed at any time, with no loss of any accrued earnings, as they were in 2007.

7. Consumers and Distributors

		Not yet	Overdue for	Overdue for		Consolidated
		due	up to 90 days	over 90 days		Total

					2008	2007
Consumers
Residential		89,831	71,497	2,861	164,189	157,698
Industrial		100,159	20,182	35,579	155,920	170,828
Commercial		63,973	22,489	7,366	93,828	93,099
Rural		13,010	5,375	190	18,575	18,271
Public agencies		15,393	8,288	1,267	24,948	27,161
Public lighting		12,185	1,888	268	14,341	12,174
Public services		11,209	660	417	12,286	12,568
Unbilled		151,659	-	-	151,659	143,921
Energy installment plan		78,205	3,938	9,471	91,614	96,772
Energy installment plan - long-term		78,123	-	-	78,123	118,032
Low income customer rates		28,800	-	-	28,800	99,417
Penalties on overdue bills		3,638	3,445	2,018	9,101	13,230
State Government-"Luz Fraterna" Program		2,996	4,504	-	7,500	9,785
Red. of rate for use of distribution system		2,635	-	-	2,635	2,969
Gas supply		19,243	2,508	699	22,450	15,985
Other receivables		11,679	1,712	1,230	14,621	18,464
Other receivables - long-term		3,732	-	-	3,732	1,834
		686,470	146,486	61,366	894,322	1,012,208
Distributors
Bulk supply
Bulk supply - CCEE (Note 32)		9,931	-	-	9,931	7,158
Power auction		96,074	-	-	96,074	86,914
Bilateral agreements		59,853	-	-	59,853	49,186
Reimbursement to generators		571	-	-	571	1,492
Reimbursement to generators - long-term		321	-	-	321	12,004
Contracts with small utilities		14,173	-	-	14,173	6,522
Short-term bulk supply		-	-	126	126	126
		180,923	-	126	181,049	163,402
Charges for use of power grid
Power grid		12,932	976	2,338	16,246	16,507
Basic Network		23,041	68	229	23,338	29,335
Basic Network - long-term		-	-	-	-	7,255
Connection grid		173	-	-	173	112
		36,146	1,044	2,567	39,757	53,209

		903,539	147,530	64,059	1,115,128	1,228,819

2008	Current total	821,363	147,530	64,059	1,032,952
	Long-term total	82,176	-	-	82,176

2007	Current total	864,450	152,465	72,779		1,089,694
	Long-term total	139,125	-	-		139,125

a) Low income rate

In September 2002, the Company started applying the low income rate to electricity bills based on the new criteria for eligibility as low income customers.

On December 17, 2002, Law no. 10,604 modified the means of compensation to utilities, authorizing the granting of an economic subsidy, in order to contribute to the low price of the low income rate. This subsidy is funded by the dividend surplus owed by Centrais Elétricas Brasileiras S.A. -Eletrobrás to the Federal Government, in connection with the sale of power by Federal Government-owned generation companies at power auctions, and by Global Reversal Reserve (RGR) funds.

ANEEL, through different resolutions, set forth a new methodology for the calculation of the economic subsidy to which utilities are entitled, in order to offset the effects of the rate policy applicable to low income customers. As of December 2008, the low income rate was applied to 716,627 customers, who account for 25.76% of the total of 2,782,404 residential customers supplied by COPEL.

The balance receivable as of December 31, 2008 refers to installments which have already been ratified by ANEEL and which are yet to be transferred by Eletrobrás.

b) Power generator reimbursement rights

Power generator reimbursements rights refer to free energy amounts sold within MAE (the Wholesale Power Market) – which has become the current Electric Energy Trading Chamber (CCEE) – during the emergency power consumption program, from June 1, 2001 to February 28, 2002, and which were not covered by initial contracts or similar agreements and by bilateral contracts. To make up for part of the losses incurred by utilities due to the power rationing, ANEEL created the Extraordinary Rate Adjustment (RTE). This measure sets forth procedures for the recovery and transfer to generation companies, starting in February 2003, of free energy amounts, calculated as a percentage of RTE revenues.

8. Provision for Doubtful Accounts

After review of overdue receivables, COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

			Additions /
	Consolidated		(reversals)	Write-offs	Consolidated

		2007			2008
Consumers and distributors
Residential		16,268	(623)	(10,101)	5,544
Industrial		41,941	7,549	(8,755)	40,735
Commercial		8,454	3,913	(3,861)	8,506
Rural		38	475	(336)	177
Public agencies		1,725	(778)	-	947
Public lighting		146	23	-	169
Public services		288	(288)	-	-
Utilities		2,726	(2,625)	105	206
Utilities - long-term		11,469	(11,223)	-	246
Gas supply		6	(6)	-	-

		83,061	(3,583)	(22,948)	56,530

	Current total	71,592	7,640	(22,948)	56,284
	Long-term total	11,469	(11,223)	-	246

The applied criteria, in addition to taking into account management’s experience as far as the record of actual losses, also comply with the parameters recommended by ANEEL.

9. CRC Transferred to the Government of the State of Paraná

Under an agreement dated August 4, 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On October 1, 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on October 30, 1997 and the last one due on March 30, 2025. The restatement and interest provisions of the original agreement remained unchanged.

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of December 31, 2004, in the amount of R$ 1,197,404 (original amount), to be paid in 244 installments under the Price amortization system, the first one due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

Maturity of long-term installments:

		Consolidated

	2008	2007
2009	-	43,203
2010	50,268	46,077
2011	53,611	49,141
2012	57,176	52,409
2013	60,979	55,895
2014	65,034	59,612
2015	69,359	63,576
2016	73,972	67,805
2017	78,892	72,314
2018	84,138	77,123
2019	89,734	82,252
2020	95,702	87,722
2021	102,066	93,556
After 2021	391,839	359,168

	1,272,770	1,209,853

Changes in CRC Transferred to the Government of the State of Paraná:

	Current	Long-term	Consolidated
Balances	assets	receivables	total

As of 2006	35,205	1,158,898	1,194,103
Interest and fees	76,062	-	76,062
Monetary variation	1,867	89,597	91,464
Transfers	38,642	(38,642)	-
Amortization	(111,267)	-	(111,267)
As of 2007	40,509	1,209,853	1,250,362
Interest and fees	79,539	-	79,539
Monetary variation	1,286	108,764	110,050
Transfers	45,847	(45,847)	-
Amortization	(120,048)	-	(120,048)
As of 2008	47,133	1,272,770	1,319,903

10. Taxes and Social Contribution

	Parent Company			Consolidated

	2008	2007	2008	2007
Current assets
Deferred IRPJ and CSLL (a)	3,127	3,354	40,183	112,253
IRPJ and CSLL paid in advance (b)	90,882	75,974	189,135	146,054
VAT (ICMS) paid in advance	-	-	26,863	20,511
PIS/Pasep and Cofins taxes paid in advance	-	-	-	1,332
Other taxes paid in advance	-	-	1,158	1,414
	94,009	79,328	257,339	281,564
Non-current assets
Deferred IRPJ and CSLL (a)	121,338	121,187	400,141	400,592
IRPJ and CSLL paid in advance (b)	-	4,525	-	4,525
VAT (ICMS) paid in advance	-	-	62,468	44,535
	121,338	125,712	462,609	449,652
Current liabilities
Deferred IRPJ and CSLL (a)	-	-	48,630	24,664
IRPJ and CSLL due	-	-	115,476	124,633
VAT (ICMS) due	-	-	132,380	126,322
PIS/Pasep and Cofins taxes due	14,706	8,845	38,353	37,627
REFIS Installment plan (c)	35,068	35,068	35,068	35,068
Income tax withheld on interest on capital	7,378	6,851	30,791	21,194
Other taxes	841	1,054	6,374	5,917
	57,993	51,818	407,072	375,425
Non-current liabilities
Deferred IRPJ and CSLL (a)	-	-	28,910	19,317
VAT (ICMS) due	-	-	618	-
	-	-	29,528	19,317

IRPF = Corporate income tax
CSLL = Social contribution on net income

a) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Taxes levied on the pension and healthcare plans are being realized according the movement of the related provision based on the actuarial assessment conducted annually by an independent actuary, pursuant to the rules set forth in CVM Instruction no. 371/2000. Deferred taxes on all other provisions will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Tax credits have been recorded as follows:

	Parent Company			Consolidated

	2008	2007	2008	2007
Current assets
Pension and healthcare plans	-	-	4,405	26,928
Tax losses	3,073	3,175	3,073	3,176
Passive CVA	-	-	9,631	48,768
Temporary differences	54	179	23,074	33,381
	3,127	3,354	40,183	112,253
Non-current assets
Pension and healthcare plans	-	-	144,552	138,990
Tax losses and negative tax basis	3,487	8,591	13,283	20,324
Temporary additions:	-	-	-	-
Provisions for contingencies	94,389	103,037	181,711	175,958
Provision for doubtful accounts	1,839	1,839	22,959	32,287
FINAN provision	4,563	2,412	4,563	2,412
Provisions for regulatory liabilities	-	-	7,062	5,670
Provision for effects of network charges	-	-	6,923	6,923
Amortization of goodwill	17,060	5,101	19,088	17,821
Other	-	207	-	207
	121,338	121,187	400,141	400,592
(-) Current liabilities
Active CVA	-	-	34,438	19,654
Surplus power	-	-	928	1,009
Temporary differences	-	-	13,264	4,001
	-	-	48,630	24,664
(-) Long-term liabilities
Temporary exclusions
Active CVA	-	-	17,068	7,543
TUSD, aquiculture, and irrigation rates	-	-	32	605
Regulatory assets	-	-	3,982	3,341
Gas supply	-	-	7,828	7,828
	-	-	28,910	19,317

	124,465	124,541	362,784	468,864

The Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, discounted at present value, which points out to the realization of deferred taxes. According to the estimate of future taxable income, the realization of deferred taxes is broken down below:

.	Parent Company					Consolidated

	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
.	amount	amount	amount	amount	amount	amount

2008	3,354	25,564	-	92,191	103,708
2009	-	-	6,173	-	-	66,942
2010	-	-	3,634	-	-	25,056
2011	-	-	6,369	-	-	28,433
2012	-	-	9,286	-	-	31,389
2013	-	-	176	-	-	23,402
2014 to 2016	-	-	1,839	-	-	45,709
Until 2018	-	-	96,988	-	-	141,853

	3,354	25,564	124,465	92,191	103,708	362,784

Projected future income was evaluated by management upon the approval of the financial statements for fiscal year 2008.

b) Income tax and social contribution paid in advance

Amounts recorded as corporate income tax (IRPJ) and social contribution on net income (CSLL) paid in advance refer to corporate tax return credits and amounts withheld.

c) Tax recovery program - REFIS

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly and equal installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount of R$ 82,540, retroactive to March 1, 2000.

The Brazilian Internal Revenue Service (SRF) included in the Company’s REFIS account, without COPEL’s awareness, income tax and social contribution claims in the amount of R$ 11,100, retroactively to the date of consolidation, March 1, 2000, thus raising total debt to R$ 93,640.

In September 2003, the Company, based on a legal opinion, set up a provision for the tax installments which hadn't been amortized until then. This provision, restated as of September 30, 2006, amounted to R$ 73,844, net, which corresponded to the restated balance of its REFIS account, taking into account amortizations and interest charges (TJLP).

On August 31, 2006, COPEL filed for withdrawal from REFIS, only so it could sign up for the new tax installment plan established by Provisional Measure no. 303/2006, called Special Installment Plan or PAEX. By doing so, COPEL can now take advantage of the benefits of this plan by paying off the outstanding debt in six installments, with an 80% discount off the penalties and a 30% discount off the interest due. The Company’s application was completed on September 14, 2006.

Meanwhile, COPEL filed a lawsuit disputing the SRF's claims, which, in the Company's understanding, where wrongly included in REFIS I. The SRF recognized the rights of COPEL, which won the lawsuit. Thus, the new installment plan includes only the remaining debt to INSS which was included in REFIS, i.e., net of payments already made, resulting in the amount, according to the INSS' initial calculation, of R$ 37,782, restated according to the SELIC interest rate, to be paid in six installments. These installments have already been paid.

Nevertheless, the INSS has already indicated it plans to “restore” the interest charges that were waived under REFIS I, in the amount of R$ 38,600 (as of September 2006). INSS has not yet made a final decision on how it will calculate the grand total of this debt, thus it has suspended the collection of the respective credits. Thus, the INSS has not offered any guarantees that their calculations are final, claiming that "final consolidation" of the debt has not been concluded yet.

Accordingly, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 to cover the new INSS claim under PAEX.

d) Conciliation of the provision for income tax and social contribution

The conciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	Parent Company			Consolidated

	2008	2007	2008	2007
Income before IRPJ and CSLL	1,109,111	1,047,651	1,554,959	1,598,015
IRPJ and CSLL (34%)	(377,098)	(356,201)	(528,686)	(543,325)
Tax effects on:
Interest on capital	77,520	68,000	77,520	68,000
Dividends	917	243	2,882	3,088
Equity in investees	286,714	344,056	1,305	(595)
FINAM - (losses) and gains	(5,976)	3,197	(5,976)	3,197
Present value adjustment - Compagas	-	-	(819)	(736)
Non-deductible expenses	(829)	-	(1,627)	-
Tax incentives	-	-	4,699	4,735
Other	(11,615)	(336)	(7,444)	5,321
Current IRPJ and CSLL	(18,372)	(2,619)	(352,064)	(536,168)
Deferred IRPJ and CSLL	(11,995)	61,578	(106,082)	75,853

IRPJ = Corporate income tax
CSLL = Social contribution on net income

11. Account for Compensation of “Portion A” Variations

The Account for Compensation of “Portion A” Variations (CVA) records variations of the following Portion A cost items, as approved at the time of the annual rate reviews and as actually disbursed by companies during the year: Purchase of Power (Bilateral Contracts, Itaipu, and Auctions), Power Transport Costs (Transport of Power from Itaipu and Basic Network Charges), and Power Sector Charges – Fuel Consumption Account (CCC) quota; Energy Development Account (CDE) quota; System Service Charges (ESS); and Program of Incentives for Alternative Energy Sources (Proinfa) quotas.

ANEEL has ordered COPEL Distribuição to apply, as of June 24, 2008, an average provisional reduction of 3.35% to its rates for sales to final customers, pursuant to Resolution no. 663, dated June 23, 2008. Out of this percentage, - 7.17% correspond to the annual rate review, and 3.82% to financial components outside the range of the annual rate review. CVA is part of the latter group, amounting to R$ 74,441, and is made up of two installments: CVA being processed for rate year 2007-2008, in the amount of R$ 50,103, and CVA balance from the previous year to be offset, in the amount of R$ 24,337.

COPEL expects that the amounts classified as long-term assets will be recovered in up to two years.

The balance of the Account for Compensation of Portion A is broken down below:

		Current		Long-term
Consolidated		assets		receivables

	2008	2007	2008	2007
Recoverable Portion A variations, 2007 rate review
Fuel Consumption Account - CCC	-	1,869	-	-
Power purchased for resale (Itaipu)	-	22,289	-	-
Charges for system services - ESS	-	7,082	-	-
Energy Development Account - CDE	-	6,125	-	-
Incentives to Alternative Energy Sources - Proinfa	-	4,560	-	-
Transport of purchased power (Itaipu)	-	211	-	-
	-	42,136	-	-
Recoverable Portion A variations, 2008 rate review
Fuel Consumption Account - CCC	17,966	5,659	-	5,659
Charges for use of trans.sys. (Basic Network)	15,908	4,074	-	4,074
Power purchased for resale (Itaipu)	11,611	12,309	-	12,309
Charges for system services - ESS	9,133	372	-	372
Energy Development Account - CDE	169	1,922	-	1,922
Incentives to Alternative Energy Sources - Proinfa	2,817	1,105	-	1,105
Transport of purchased power (Itaipu)	-	37	-	37
	57,604	25,478	-	25,478
Recoverable Portion A variations, 2009 rate review
Fuel Consumption Account - CCC	8,512	-	8,512	-
Charges for use of trans.sys. (Basic Network)	12,412	-	12,412	-
Power purchased for resale (Itaipu)	16,588	-	16,588	-
Charges for system services - ESS	13,121	-	13,121	-
Energy Development Account - CDE	204	-	204	-
Power purchased for resale (CVA Energy)	1,881	-	1,881	-
Transport of purchased power (Itaipu)	776	-	776	-
	53,494	-	53,494	-

	111,098	67,614	53,494	25,478

		Current		Long-term
Consolidated		liabilities		liabilities

	2008	2007	2008	2007
Portion A variations subject to offsetting, 2007 rate review
Fuel Consumption Account - CCC	-	34,146	-	-
Charges for use of trans.sys. (Basic Network)	-	31,803	-	-
Power purchased for resale (CVA Energy)	-	54,155	-	-
Transport of purchased power (Itaipu)	-	1,002	-	-
	-	121,106	-	-
Portion A variations subject to offsetting, 2008 rate review
Fuel Consumption Account - CCC	-	855	-	855
Charges for use of trans.sys. (Basic Network)	-	1,186	-	1,186
Charges for system services - ESS	-	3,722	-	3,722
Power purchased for resale (CVA Energy)	25,727	16,511	-	16,511
Transport of purchased power (Itaipu)	227	56	-	56
	25,954	22,330	-	22,330
Portion A variations subject to offsetting, 2009 rate review
Incentives to alternative sources (Proinfa)	2,373	-	2,373	-
	2,373	-	2,373	-

	28,327	143,436	2,373	22,330

The changes in the balances of deferred rate costs restated by the SELIC interest rate are shown on the following table:

	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	2007					2008
Assets
Fuel Consumption Account - CCC	13,187	39,939	(20,258)	2,122	-	34,990
Charges for use of trans. syst. (Basic Network)	8,148	46,740	(16,614)	2,458	-	40,732
Power purchased for resale (Itaipu)	46,907	30,768	(35,697)	2,809	-	44,787
Charges for system services - ESS	7,826	41,988	(17,310)	2,871	-	35,375
Energy Development Account - CDE	9,969	(3,282)	(6,710)	600	-	577
Incentives to Alternative Sources - Proinfa	6,770	3,165	(7,851)	733	-	2,817
Power purchased for resale (CVA Energy)	-	4,090	-	(328)	-	3,762
Transport of purchased power (Itaipu)	285	1,443	(211)	35	-	1,552
	93,092	164,851	(104,651)	11,300	-	164,592
Current	67,614	77,532	(104,651)	8,089	62,514	111,098
Non-current	25,478	87,319	-	3,211	(62,514)	53,494
Liabilities
Fuel Consumption Account - CCC	35,856	(1,710)	(36,119)	1,973	-	-
Charges for use of trans. syst. (Basic Network)	34,175	(2,372)	(32,579)	776	-	-
Charges for system services - ESS	7,444	(7,194)	-	(250)	-	-
Incentives to Alternative Sources - Proinfa	-	4,712	-	34	-	4,746
Power purchased for resale (CVA Energy)	87,177	15,153	(83,054)	6,451	-	25,727
Transport of purchased power (Itaipu)	1,114	258	(1,320)	175	-	227
	165,766	8,847	(153,072)	9,159	-	30,700
Current	143,436	562	(153,072)	8,690	28,711	28,327
Non-current	22,330	8,285	-	469	(28,711)	2,373

12. Other Regulatory Assets and Liabilities

Consolidated balances are shown below:

			Assets			Liabilities

		Non			Non
	Current	current	total	Current	current	total

						2008
Copel Distribuição
Adj. installments - transmission charges (a)	11,458	6,088	17,546	14,511	7,255	21,766
Uncovered amount - CIEN contract (b)	20,053	4,997	25,050	-	-	-
Other	-	-	-	2	2	4
	31,511	11,085	42,596	14,513	7,257	21,770
Copel Geração e Transmissão
Adj. installments - transmission charges (a)	-	-	-	11,679	-	11,679

	31,511	11,085	42,596	26,192	7,257	33,449

			Assets			Liabilities

		Non			Non
	Current	current	total	Current	current	total

						2007
Copel Distribuição
Adj. installments - transmission charges (a)	17,186	5,729	22,915	21,765	7,255	29,020
	17,186	5,729	22,915	21,765	7,255	29,020
Copel Geração e Transmissão
Adj. installments - transmission charges (a)	-	-	-	24,711	11,680	36,391

	17,186	5,729	22,915	46,476	18,935	65,411

a) Adjustment installments – transmission charges

The concession agreements signed by the transmission utilities contain a clause which sets the date of July 1, 2005 as the date of the first periodic review of annual allowed revenues. The rate review was concluded and its results were approved on July 1, 2007, applicable retroactively to July 1, 2005. Thus, it became necessary to calculate the retroactive discrepancy for the period from 2005 to 2007, which has been treated as a “review adjustment share”.

This balance, which has been accrued by transmission utilities, has been offset over 24 months, starting July 2007.

ANEEL has calculated the discrepancy corresponding to the “connection point review adjustments” for all distribution utilities, resulting in a balance of R$ 22,915 to be paid by COPEL Distribuição to COPEL Transmissão. As far as the “basic network review adjustments", the application of COPEL Distribuição's participation percentage to the total adjustment installments resulted in the amount of R$ 29,020 to be collected from the remaining transmission utilities which underwent the rate review process.

Out of the amounts that are being settled with the transmission utilities, R$ 10,739, which correspond to the “connection point review adjustments”, and R$ 14,511, which correspond to the “basic network review adjustments”, have been taken into account in COPEL Distribuição’s June 2008 rate review, and the remainder will be taken into account in the June 2009 rate review. The Company expects that the amounts classified as long-term will be recovered within two years.

b) Involuntary uncovered amount – CIEN Contract

The amount of R$ 30,112 refers to an advance for the coverage of COPEL's uncovered power demand, which had to be supplied through spot market transactions from January through April 2008, due to the termination of the agreement with Companhia de Interconexão Energética – CIEN, authorized under MME Ordinance no. 294/2006. This amount was tentatively taken into account in COPEL Distribuição’s June 2008 rate review. Out of this amount, R$ 15,056 were amortized as of December 2008, and R$ 15,056 shall be amortized over the following six months. The discrepancies resulting from the review of the advanced amounts total R$ 9,994, which shall be included in the 2009 rate review.

13. Guarantees and Escrow Deposits

	Parent Company			Consolidated

	2008	2007	2008	2007
Current assets
Escrow deposits	436	2,806	150,794	145,161
	436	2,806	150,794	145,161
Long-term receivables
Collateral under STN agreement (Note 18.b)	-	-	37,868	22,423
	-	-	37,868	22,423

There is a sum of R$ 19,730 invested in Unibanco S.A., restated as of December 31, 2008, yielding 100.5% of the variation of the DI rate (R$ 9,272 as of 2007, yielding 98.5% of the variation of the DI rate), in a reserve account set up to secure a debt to BNDESPAR, in connection with the issue of ELEJOR debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

There are R$ 54,403 (restated as of December 31, 2008) invested in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up to secure to ANEEL the construction of the Mauá Power Plant by COPEL Geração e Transmissão.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

14. Other Receivables

		Consolidated

	2008	2007
Current assets
Advance payments	9,305	8,686
Advance payments to employees	8,264	7,999
Lease of the Araucária Power Plant	7,474	14,223
Advance payments to suppliers	5,187	18,077
Decommissioning in progress	4,795	1,962
Installment plan for Onda Provedor de Serviços	4,348	4,348
Recoverable salaries of transferred employees	3,819	3,751
Disposal of property and rights	1,872	1,267
Compulsory loans	1,806	837
Services to third-parties	1,347	1,437
Use of the Araucária P.P. transmission system	-	5,327
Provision for doubtful accounts	(9,531)	(9,443)
Other receivables	4,172	4,289
	42,858	62,760
Long-term receivables
Disposal of property and rights	4,788	4,203
Compulsory loans	3,561	4,185
Advance payments to suppliers	2,435	-
Advance payments	57	62
Other receivables	1,373	-
	12,214	8,450

The provision for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and to an unrealizable amount mostly comprising wages of loaned employees.

15. Judicial Deposits

The balances of judicial deposits under long-term receivables are shown below:

Consolidated	Total	Deduction of	Long-term	Long-term
	judicial deposits	contingencies	receivables	receivables

			2008	2007
Labor claims	83,982	(25,345)	58,637	56,656
.
Civil claims:
Easements	10,660	-	10,660	10,515
Civil claims	21,620	(6,774)	14,846	15,269
Customer claims	2,729	(894)	1,835	2,508
	35,009	(7,668)	27,341	28,292
.
Tax claims
Other taxes	53,675	(27,004)	26,671	35,611
	53,675	(27,004)	26,671	35,611
.
Other	848	-	848	563

	173,514	(60,017)	113,497	121,122

Parent Company	Total	Deduction of	Long-term	Long-term
	judicial deposits	contingencies	receivables	receivables

			2008	2007
Tax claims
Other taxes	52,656	(27,003)	25,653	34,512
	52,656	(27,003)	25,653	34,512
.
Other	615	-	615	-

	53,271	(27,003)	26,268	34,512

Escrow deposits have been classified under Provisions for Contingencies and are detailed in Note 28.

16. Investees and Subsidiaries

	Parent Company			Consolidated

	2008	2007	2008	2007
Subsidiaries
Copel Geração e Transmissão
Dividends receivable	562,618	504,688	-	-
	562,618	504,688	-	-
Copel Distribuição
Dividends receivable	141,100	178,300	-	-
Transferred financing - STN (a)	94,006	78,034	-	-
Loan agreement (b)	597,227	683,052	-	-
	832,333	939,386	-	-
Copel Telecomunicações
Dividends receivable	3,655	-	-	-
	3,655	-	-	-
Copel Participações
Dividends receivable	-	17,237	-	-
	-	17,237	-	-
Compagas
Dividends receivable	5,515	-	-	-
	5,515	-	-	-
Elejor
Loan agreement	238,060	-	-	-
Dividends receivable	936	-	-	-
	238,996	-	-	-
Copel Empreendimentos
Loan agreement	-	34,847	-	-
	-	34,847	-	-
Dominó Holdings
Dividends receivable	5,237	-	-	2,159
.	5,237	-	-	2,159
	1,648,354	1,496,158	-	2,159
Investees
Dividends receivable
Foz do Chopim Energética	-	-	-	608
Sanepar	-	-	5,247	-
.	-	-	5,247	608

	1,648,354	1,496,158	5,247	2,767

Current assets - Dividends receivable	719,061	700,225	5,247	2,767
Long-term receivables	929,293	795,933	-	-

17. Investments

a) Main information about COPEL’s investees and subsidiaries

	Number of shares or quotas			COPEL's stake %	Paid in share capital	Shareholders' Equity (3)	Net income (losses) (3)
	held by COPEL

	Common	Preferred	Quotas

Investees							2008
Sanepar	51,797,823	12,949,456	-	34.75	374,268	810,201	66,648
Sercomtel - Telecom.	9,018,088	4,661,913	-	45.00	246,896	147,968	7,723
Foz do Chopim	-	-	8,227,542	35.77	23,000	46,180	25,060
Dona Francisca	153,381,798	-	-	23.03	666,000	44,865	19,111
Sercomtel Celular	9,018,029	4,661,972	-	45.00	36,540	-	(7,275)
Dois Saltos Empreend. (1)	-	-	300,000	30.00	1,000	1,000	-
Copel Amec (1)	-	-	48,000	48.00	100	310	18
Carbocampel (1)	127,400	-	-	49.00	260	(140)	(25)
Escoelectric Ltda. (1)	-	-	3,220,000	40.00	6,532	(2,359)	816

Subsidiaries
Copel Geração e Transm.	3,400,378,051	-	-	100.00	3,400,378	3,628,961	623,177
Copel Distribuição	2,171,927,626	-	-	100.00	2,171,928	3,042,285	544,374
Copel Telecomunicações	194,754,542	-	-	100.00	194,755	203,924	13,844
Copel Participações (c)	1,165,500,361	-	-	100.00	-	-	42,212
Compagas	5,712,000	11,424,000	-	51.00	85,143	170,202	32,307
Elejor	42,209,920	-	-	70.00	69,848	77,786	6,476
Copel Empreendimentos (1)	-	-	397,983,311	100.00	397,983	404,461	(9)
UEG Araucária	-	-	565,951,934	80.00	707,440	661,126	(794)
Centrais Eólicas (1)	-	-	3,061,000	100.00	3,061	8,677	4,558
Dominó Holdings (2)	113,367,832	-	-	45.00	251,929	637,212	45,877

(1) Unaudited by independent auditors
(2) Joint control as of January 2008
(3) Shareholders' equity and net income have been adjusted to COPEL's accounting practices

b) Changes to the investments in investees and subsidiaries

				Proposed		Incorporated	Balance
Balance as of		Result of		dividends		from	as of
Parent Company	2007	equity	Additions	and IOC	Prov.	COPEL Par	2008

Investees
Sercomtel Telecom.	-	161	-	(1,637)	-	86,362	84,886
Sercomtel Telecom. - Impairment (h)	-	-	-	-	-	(18,301)	(18,301)
Foz do Chopim	-	653	-	(715)	-	16,581	16,519
Dona Francisca	-	471	-	-	-	9,861	10,332
Dois Saltos Empreend.	-	-	-	-	-	300	300
Copel Amec	-	1	-	-	-	148	149
Escoelectric Ltda.	-	(16)	-	-	-	(1,011)	(1,027)
Escoelectric Ltda. - APFCI	-	-	-	-	-	1,025	1,025
Carbocampel	-	(2)	-	-	-	(67)	(69)
Carbocampel - APFCI	-	-	-	-	-	1,059	1,059
Sercomtel Celular	-	-	-	-	-	6,195	6,195
Sercomtel Celular - Impairment (h)	-	-	-	-	-	(6,195)	(6,195)
	-	1,268	-	(2,352)	-	95,957	94,873
Subsidiaries
Copel Geração e Transmissão	3,144,442	623,177	-	(592,018)	-	453,360	3,628,961
Copel Distribuição	2,663,911	544,374	-	(166,000)	-	-	3,042,285
Copel Telecomunicações	193,735	13,844	-	(3,655)	-	-	203,924
Copel Participações (c)	1,226,802	42,212	67,000	(17,000)	-	(1,319,014)	-
Dominó Holdings (c,f)	-	(1,629)	-	(1,260)	-	289,634	286,745
(-) Discount - Dominó Holdings (c)	-	-	-	-	-	(74,402)	(74,402)
UEG Araucária (c)	-	835	-	-	-	131,390	132,225
Compagas (c)	-	717	-	(5,515)	-	91,601	86,803
Elejor (c)	-	1,476	-	(935)	-	53,909	54,450
Centrais Eólicas do Paraná (c)	-	1,268	-	-	-	1,335	2,603
	7,228,890	1,226,274	67,000	(786,383)	-	(372,187)	7,363,594
Other investments
Amazon Investment Fund (FINAM) (d)	30,012	-	-	-	-	-	30,012
FINAM - Nova Holanda (d)	14,868	-	-	-	-	-	14,868
Northeastern Investment Fund (FINOR) (d)	9,870	-	-	-	-	-	9,870
Finam - Investco (d)	7,903	-	-	-	-	-	7,903
Other tax breaks	2,315	362	-	(362)	-	-	2,315
Provision for losses - Finam/Finor (d)	(26,801)	-	-	-	(9,034)	-	(35,835)
Provision for losses - Nova Holanda (d)	-	-	-	-	(14,868)	-	(14,868)
Other investments	7	-	-	-	-	90	97
	38,174	362	-	(362)	(23,902)	90	14,362

	7,267,064	1,227,904	67,000	(789,097)	(23,902)	(276,140)	7,472,829

APFCI - Advance payment for future capital increase

				Proposed			Transf.	Balance
	Balance as of	Result of		dividends	Split -		to SE	as of
Parent Company	2006	equity	Additions	and IOC	Copel TRA	Rev.	Cap. Res.	2007

Subsidiaries
Copel Geração e Transmissão	2,509,233	542,451	-	(515,328)	608,086	-	-	3,144,442
Copel Transmissão	1,063,740	152,816	-	(43,710)	(1,172,846)	-	-	-
Copel Distribuição	1,689,286	581,460	-	(171,595)	564,760	-	-	2,663,911
Copel Telecomunicações	184,287	3,288	6,160	-	-	-	-	193,735
Copel Participações (c)	1,180,415	66,107	-	(19,720)	-	-	-	1,226,802
	6,626,961	1,346,122	6,160	(750,353)	-	-	-	7,228,890
Other investments
Amazon Investment Fund (FINAM) (d)	24,706	-	5,306	-	-	-	-	30,012
FINAM - Nova Holanda (d)	7,761	-	7,107	-	-	-	-	14,868
Northeastern Investment Fund (FINOR) (d)	9,870	-	-	-	-	-	-	9,870
FINAM - Investco (d)	7,903	-	-	-	-	-	-	7,903
Other tax breaks	2,315	714	-	(714)	-	-	-	2,315
Provision for losses - Finam/Finor (d)	(47,900)	-	-	-	-	12,789	8,310	(26,801)
Other investments	7	-	-	-	-	-	-	7
	4,662	714	12,413	(714)	-	12,789	8,310	38,174

	6,631,623	1,346,836	18,573	(751,067)	-	12,789	8,310	7,267,064

			Additions,	Proposed	Inclusion of		Balance
	Balance as of	Result of	Investments,	dividends	Dominó in		as of
Consolidated	2007	equity	APFCI	and IOC	consolidation	Other	2008

Investees
Dominó Holdings	90,155	-	-	-	(90,155)	-	-
Sercomtel Telecom.	82,153	4,371	-	(1,638)	-	-	84,886
Sercomtel Telecom. - Impairment (h)	-	(18,301)	-	-	-	-	(18,301)
Foz do Chopim	16,353	8,966	-	(8,478)	-	(322)(1)	16,519
Dona Francisca	5,931	4,401	-	-	-	-	10,332
Dois Saltos Empreend.	-	-	-	-	-	300(2)	300
Copel Amec	140	9	-	-	-	-	149
Escoelectric	(1,390)	363	-	-	-	-	(1,027)
Escoelectric - APFCI	1,025	-	-	-	-	-	1,025
Carbocampel	(56)	(13)	-	-	-	-	(69)
Carbocampel - APFCI	1,059	-	-	-	-	-	1,059
Sercomtel Celular	8,759	(2,564)	-	-	-	-	6,195
Sercomtel Celular - Impairment (h)	-	(6,195)	-	-	-	-	(6,195)
Braspower - APFCI	176	-	20	-	-	(196)(3)	-
Sanepar	-	23,158	-	(6,173)	264,539	-	281,524
	204,305	14,195	20	(16,289)	174,384	(218)	376,397
Other investments
Amazon Investment Fund (FINAM) (d)	30,012	-	-	-	-	-	30,012
FINAM - Nova Holanda (d)	14,868	-	-	-	-	-	14,868
Northeastern Investment Fund (FINOR) (d)	9,870	-	-	-	-	-	9,870
FINAM - Investco (d)	7,903	-	-	-	-	-	7,903
Other tax breaks	2,315	362	-	(362)	-	-	2,315
Provision for losses - Finam/Finor (d)	(26,801)	-	-	-	-	(9,034)(4)	(35,835)
Provisão for losses - Nova Holanda (d)	-	-	-	-	-	(14,868)(4)	(14,868)
Consórcio Energ. Cruzeiro do Sul (e)	6,450	-	50,067	-	-	-	56,517
Property for future service use	4,588	-	120	-	-	(887)	3,821
Other investments	1,508	(239)	247	239	-	(300)(2)	1,455
	50,713	123	50,434	(123)	-	(25,089)	76,058

	255,018	14,318	50,454	(16,412)	174,384	(25,307)	452,455

(1) Dividends from the previous year.
(2) Balance transferred from other investments to investees.
(3) Interest sold in October 2008.
(4) Constitution/addition to provision.

			Investments	Proposed				Balance
Balance as of		Result of	and	dividends				as of
Consolidated	2006	equity	APFCI	and IOC	Reversal	Write-off	Other	2007

Investees
Dominó Holdings (f)	91,522	808	-	(2,175)	-	-	-	90,155
Sercomtel Telecomunicações	83,463	(1,310)	-	-	-	-	-	82,153
Foz do Chopim	16,362	9,077	-	(8,370)	-	-	(716)(1)	16,353
Sercomtel Celular	12,369	(3,610)	-	-	-	-	-	8,759
Dona Francisca Energética	2,023	3,908	-	-	-	-	-	5,931
Centrais Eólicas do Paraná	1,050	122	-	-	-	-	(1,172)(2)	-
Copel Amec	467	23	(350)	-	-	-	-	140
Carbocampel	232	(288)	-	-	-	-	-	(56)
Carbocampel - APFCI	199	-	860	-	-	-	-	1,059
Escoelectric		(3,304)	1,914	-	-	-	-	(1,390)
Escoelectric - APFCI	2,500	-	(1,475)	-	-	-	-	1,025
Braspower - APFCI	176	-	-	-	-	-	-	176
	210,363	5,426	949	(10,545)	-	-	(1,888)	204,305
Other investments
Amazon Investment Fund (FINAM) (d)	24,706	-	5,306	-	-	-	-	30,012
FINAM - Nova Holanda (d)	7,761	-	7,107	-	-	-	-	14,868
Northeastern Investment Fund (FINOR) (	9,870	-	-	-	-	-	-	9,870
FINAM - Investco (d)	7,903	-	-	-	-	-	-	7,903
Other tax breaks	2,315	714	-	(714)	-	-	-	2,315
Provision for losses - Finam/Finor (d)	(47,900)	-	-	-	12,789	-	8,310	(26,801)
Consórcio Energ. Cruzeiro do Sul (e)	-	-	6,450	-	-	-	-	6,450
Property for future service use	6,825	-	-	-	-	(2,237)	-	4,588
Other investments	1,511	-	-	-	-	(3)	-	1,508
Other	-	3,369	-	-			(3,369)(3)	-
	12,991	4,083	18,863	(714)	12,789	(2,240)	4,941	50,713

	223,354	9,509	19,812	(11,259)	12,789	(2,240)	3,053	255,018

(1) Dividends from the previous year.
(2) Inclusion of Centrais Eólicas in the consolidation of financial statements.
(3) Complementary equity in results of investees Compagas and Elejor from previous years.

c) COPEL Participações S.A.

With the dissolution of COPEL Participações on November 30, 2008, the book value of its net assets was transferred to the Parent Company and to COPEL Geração e Transmissão, as shown below:

	Copel Participações as of 30.11.2008	Incorporated share

		Parent Company	Copel Geração e Transmissão

ASSETS	1,334,703	880,179	454,524
CURRENT ASSETS	20,032	19,771	261
Non-current assets	1,314,671	860,408	454,263
Long-term receivables	251,920	250,277	1,643
Investments	1,062,675	610,131	452,544
Property, plant, and equipment	75	-	75
Intangible assets	1	-	1
.
LIABILITIES	1,334,703	880,179	454,524
Current liabilities	15,353	14,525	828
Long-term liabilities	336	-	336
Shareholders' equity	1,319,014	865,654	453,360

d) Tax incentives

In 2007, COPEL conducted reclassifications of the amounts applied to the Amazon Investment Fund (FINAM). The effects of these reclassifications on shareholders’ equity amounted to R$ 21,047, of which R$ 4,510 were tied to the Nova Holanda S.A. project, R$ 7,903 to the Investco S.A. project, and R$ 8,310 were a reduction to the provision for devaluation of tax incentives, and R$ 324 were accrued income tax. COPEL also reversed a provision for the devaluation of FINAM and of the Northeast Investment Fund (FINOR), in the amount of R$ 12,789.

In 2008, COPEL recalculated the market value of its investments in FINAM and FINOR, based on their average prices on the São Paulo Stock Exchange (BOVESPA). Based on the FINAM prices on December 29, 2008, and on the FINOR prices on December 22, 2008, the Company recorded an addition to the provision for the devaluation of these investments in the amount of R$ 9,034, thus raising the total balance to R$ 35,835. As for the Nova Holanda investment, COPEL recorded in 2008 a provision for its devaluation in the amount of R$ 14,868, due to the successive losses Nova Holanda has suffered over the years. The total effect of these provisions on the 2008 income was R$ 23,902.

e) Consórcio Energético Cruzeiro do Sul (1)

Consórcio Energético Cruzeiro do Sul, an independent power producer owned by COPEL Geração e Transmissão (with a 51% interest) and by Eletrosul Centrais Elétricas S.A. (49%), won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/2006, the rights to the 35-year concession of the Mauá Hydroelectric Power Plant.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 350 MW and an additional small hydropower unit rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately 900 thousand people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná. The plant’s reservoir will have a perimeter of 80 km and a surface of 83.8 km2. The dam will have a length of 745 m and a maximum height of 85 m and will be built with roller-compacted concrete and a clay-filled embankment. The dam’s total solid volume will be around 580,000 m3.

Total estimated expenditures amount to approximately R$ 1,000,000 as of October 2006, of which 51% (R$ 510,000) will be invested by COPEL Geração e Transmissão, while the remaining 49% (R$ 490,000) will be invested by Eletrosul.

In November 2007, the National Monetary Council (CMN) authorized an exception to Central Bank Resolution no. 2,827/2001, which limited credit to state-owned companies, in order to allow COPEL to obtain financing from the National Economic and Social Development Bank (BNDES), in the amount of approximately R$ 383,000, for the Company’s share of construction expenditures in connection with the Mauá Hydroelectric Power Plant.

The power from the Mauá Power Plant was sold at an ANEEL auction at the final rate of R$ 112.96/MWh, restated according to the IPCA inflation index starting on November 1, 2006. The company sold 192 average MW, for supply starting in January 2011. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

Expenditures in this project are recorded as investments, proportionally to COPEL’s share in the consortium, pursuant to the Accounting Manual for Electric Energy Utilities.

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The basic project has been concluded and approved by ANEEL. The project’s Environmental Impact Study and Environmental Impact Report have been disclosed at a public hearing and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/2008. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008, and commercial generation is scheduled for 2011.

Currently, the construction site is being set up, with area cleanup, terrain leveling, landfill compaction, and construction of industrial and administrative facilities and personnel quarters. Superficial excavation has also been started for the construction of diversion tunnels for the Tibagi River at the dam’s construction site.

Total expenditures already owed to suppliers of equipment and services amounted to R$ 754,000 as of December 31, 2008 (51% owed by COPEL and 49% owed by Eletrosul).

(1) Technical information unaudited by the independent auditors.

f) Dominó Holdings

On January 14, 2008, COPEL became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with an approximate discount of R$ 74,402, based on the expected future profitability of the company. Upon consolidation of the balance sheets, this discount was reclassified to Deferred Revenues, under Long-Term Liabilities.

With this acquisition, COPEL acquired joint control of the company in cooperation with the remaining shareholders. Dominó Holdings has been consolidated into COPEL’s balance sheets proportionally to the Company’s interest on it.

The main items of assets, liabilities, and the statement of income of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.			Balances as of 2008

	Full amounts	Revaluation reserve (1)	Adjusted balance	COPEL's stake (45%)

ASSETS	697.081	(47.359)	649.722	292.375
Current assets	15.998	-	15.998	7.199
Long-term receivables	681.083	(47.359)	633.724	285.176

LIABILITIES	697.081	(47.359)	649.722	292.375
Current liabilities	12.503	-	12.503	5.626
Long-term liabilities	7	-	7	4
Shareholders' equity	684.571	(47.359)	637.212	286.745
.
STATEMENT OF OPERATIONS
General and administrative expenses	(3.153)	-	(3.153)	(1.419)
Financial income (losses)	(798)	-	(798)	(359)
Result of equity in investees	47.543	2.298	49.841	22.428
Provision for income tax and social contribution	(13)	-	(13)	(6)
Net income for the period	43.579	2.298	45.877	20.644

(1) Balances have been adjusted due to accounting practices not adopted by the Parent Company

g) Centrais Eólicas do Paraná

The Company held a 30% interest in Centrais Eólicas do Paraná (Ceopar). On September 6, 2007, COPEL acquired, through COPEL Geração e Transmissão, the remaining 70% interest held by Wobben Windpower Indústria e Comércio Ltda., thus becoming the holder of 100% of the share capital of Ceopar. This transaction resulted in a discount of R$ 592, which was reclassified upon consolidation to Deferred Revenues, under Long-Term Liabilities.

h) Asset impairment

The conclusion of impairment tests on COPEL’s assets, based, when applicable, on the same assumptions mentioned in the Property, Plant, and Equipment note (Note 18.f), indicated, with an adequate level of certainty, that a part of the assets in Sercomtel Telecomunicações S/A (R$ 18,301) and Sercomtel Celular S/A (R$ 6,195) were valued above their recoverable amount, thus requiring the accrual of corresponding losses due to impossibility of recovering these amounts through future profits by these companies.

No impairment of investments was identified for the remaining assets of the Company.

18. Property, Plant, and Equipment

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	Depreciation	net value	Cost	Depreciation	net value

			2008			2007
In service (a)
Copel Geração e Transmissão	5,250,080	(2,070,575)	3,179,505	5,171,655	(1,937,690)	3,233,965
Copel Distribuição	4,816,165	(2,288,653)	2,527,512	4,462,250	(2,116,451)	2,345,799
Copel Telecomunicações	358,300	(206,587)	151,713	326,892	(179,894)	146,998
Copel Participações	-	-	-	341	(237)	104
Compagas	159,486	(42,324)	117,162	145,149	(33,811)	111,338
Elejor	606,737	(46,689)	560,048	605,480	(30,333)	575,147
UEG Araucária	641,682	(107,978)	533,704	634,288	(76,315)	557,973
Centrais Eólicas do Paraná	4,129	(2,424)	1,705	4,129	(2,215)	1,914
Dominó Holdings	1	-	1	-	-	-
	11,836,580	(4,765,230)	7,071,350	11,350,184	(4,376,946)	6,973,238
Construction in progress
Copel Geração e Transmissão	294,204	-	294,204	272,364	-	272,364
Copel Distribuição	470,643	-	470,643	377,070	-	377,070
Copel Telecomunicações	29,874	-	29,874	39,177	-	39,177
Compagas	33,671	-	33,671	22,463	-	22,463
Elejor	8,292	-	8,292	8,371	-	8,371
UEG Araucária	881	-	881	-	-	-
	837,565	-	837,565	719,445	-	719,445
	12,674,145	(4,765,230)	7,908,915	12,069,629	(4,376,946)	7,692,683
Special liabilities (b)
Copel Geração e Transmissão	(187)	-	(187)	(4,925)	-	(4,925)
Copel Distribuição	(936,678)	20,108	(916,570)	(852,267)	-	(852,267)
	(936,865)	20,108	(916,757)	(857,192)	-	(857,192)

	11,737,280	(4,745,122)	6,992,158	11,212,437	(4,376,946)	6,835,491

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

Financial charges and interest on loans from third-parties for investments in construction in progress have been recorded through transfers to Property, Plant, and Equipment in Progress, for a total of R$ 1,470 in 2008 (Note 20).

a) Property, plant, and equipment in service by category

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	Depreciation	net value	Cost	Depreciation	net value

			2008			2007
Machinery and equipment	7,874,370	(3,258,316)	4,616,054	7,416,653	(2,969,262)	4,447,391
Reservoirs, dams, and headrace channels	2,869,541	(1,069,984)	1,799,557	2,865,020	(1,006,005)	1,859,015
Facilities	710,019	(320,950)	389,069	693,230	(300,756)	392,474
Land	121,357	-	121,357	118,812	-	118,812
Gas pipelines	115,738	(27,504)	88,234	113,273	(22,786)	90,487
Vehicles	127,128	(77,327)	49,801	124,168	(67,161)	57,007
Furniture and implements	18,427	(11,149)	7,278	19,028	(10,976)	8,052

	11,836,580	(4,765,230)	7,071,350	11,350,184	(4,376,946)	6,973,238

The fully depreciated amount of property, plant, and equipment in service was R$ 695,508 as of December 31, 2008, and R$ 616,203 as of December 31, 2007.

b) Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits assigned to the investments in facilities tied to a concession. Special liabilities are not onerous liabilities and are not credits owned by shareholders. The scheduled date for settlement of these liabilities was the concession expiration date.

ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic rate review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. This amortization is calculated based on the same average depreciation rate of the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special liabilities, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Liabilities will no longer be included in the B Portion of the companies’ revenues.

c) Electric Energy Universalization Plans (1)

ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans aimed at supplying new customers or increasing the capacity of supply to existing customers, set the duties of the holders of electric energy distribution concessions and permits, and made changes which include a reorganization of the priority of service to municipalities, emphasizing municipalities with a lower rate of electrification and lower Human Development Index ratings, and limiting service to new customers connected at low voltage (lower than 2.3 kV), with loads of up to 50 kW.

This program is coordinated by the Ministry of Mines and Energy and carried out with the participation of Eletrobrás. In Paraná, the Ministry is represented by Eletrosul, and the participants are the State Government and COPEL. Furthermore, the program is integrated with several social and rural development programs implemented by the Federal Government and by State Governments, to ensure that the rural electrification efforts result in increased agricultural output, in increased income and in social inclusion, providing better standards of living to the rural communities.

Originally scheduled to achieve 100% electrification throughout Brazil by 2008, the program has been extended until 2010 under Decree no. 6,442/2008, due to new customer demand throughout virtually all Brazilian states.

In 2008, the program connected 12,000 new customers, adding up to a little over 40,000 customers since its inception, i.e., 4,000 customers above the originally estimated demand. An advertising and re-registration campaign launched in the first quarter of 2008 revealed the existence of a remaining demand of around 34,000 connections, of which 20,000 are scheduled to be completed in 2009 and 14,000 in 2010.

COPEL signed with Eletrobrás three financing and subsidy agreements, as follows: Agreement 002/2004, in the amount of R$ 30,240, of which R$ 17,280 are from RGR (Global Reversal Reserve) funds and R$ 12,960 are from CDE (Energy Development Account) funds; Agreement 142/2006, in the amount of R$ 74,340, of which R$ 42,480 are from RGR funds and R$ 31,860 are from CDE funds; and Agreement 206/2007, in the amount of R$ 126,431, of which R$ 108,369 are from RGR funds and R$ 18,062 are from CDE funds. All funds under contract 002/2004 have already been withdrawn, R$ 52,038 have been withdrawn under contract 142/2006, and R$ 37,929 have been withdrawn under contract 206/2007.

The total estimated investments under the contracts for the program are broken down below:

Source	R$	Share

Federal Government - CDE subsidy	62,882	19%
Paraná State Government	33,002	10%
RGR Financing	168,129	51%
Contractor - COPEL	66,007	20%

Program total	330,020	100%

(1) Information unaudited by the independent auditors.

d) Depreciation rates

The main depreciation rates, pursuant to ANEEL Resolution no. 240, dated December 5, 2006, and to Ministry of Communications Ordinance no. 96/1995 are:

%

Generation
General equipment	10.00
Generators	3.30
Reservoirs, dams, and headrace channels	2.00
Hydraulic turbines	2.50
Gas and steam turbines	5.00
Water cooling and treatment facilities	5.00
Gas conditioning equipment	5.00
Transmission
System structure and conductors < 69 kV	5.00
System structure and conductors => 69 kV and power transformers	2.50
General equipment	10.00
Reconnectors	4.30
Distribution
System structure and conductors => 69 kV	2.50
System structure and conductors < 69 kV and distribution transformers	5.00
Capacitor boards < 69 kV	6.70
Capacitor boards => 69 kV	5.00
General equipment	10.00
Central administration
Facilities	4.00
Office machinery and equipment	10.00
Furniture and implements	10.00
Vehicles	20.00
Telecommunications
Power and transmission equipment (telecommunications)	10.00
Overhead and underground cabling, wiring, and private switching center	10.00
Natural gas supply
Gas pipelines	3.30
Gas pipeline operating equipment	10.00

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of 2006	6.880.637	660.791	(808.612)	6.732.816
Consolidation of Centrais Eólicas' p.,p., &e.	1.983	-	-	1.983
Expenditure program	-	516.483	-	516.483
Transfer to PP&E in service	528.352	(528.352)	-	-
Depreciation quotas	(418.143)	-	-	(418.143)
Write-offs	(19.394)	(30.208)	-	(49.602)
Customer contributions	-	-	(48.580)	(48.580)
Transfers between PP&E and intangible assets	(197)	1.606	-	1.409
Supplemental provision for contingencies	-	99.125	-	99.125
As of 2007	6.973.238	719.445	(857.192)	6.835.491
Expenditure program	-	647.646	-	647.646
Transfer to PP&E in service	537.430	(537.430)	-	-
Depreciation quotas	(415.420)	-	20.108	(395.312)
Write-offs	(23.857)	(2.005)	-	(25.862)
Customer contributions	-	-	(79.673)	(79.673)
Transfers between PP&E and intangible assets	5	(3.164)	-	(3.159)
Transfer of assets assigned for future use	(46)	-	-	(46)
Other	-	13.073	-	13.073
As of 2008	7.071.350	837.565	(916.757)	6.992.158

e) Changes in property, plant, and equipment

f) Asset impairment

The Company has a policy of periodically evaluating and monitoring the projected future performance of its assets. Accordingly, and in light of Technical Ruling CPC 01 – Writing Assets down to their Recoverable Value, whenever there is evidence that the Company has assets recorded at unrecoverable values or whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable in the future the Company must immediately account for such discrepancies by means of a provision for losses.

The main principles underpinning the conclusions of COPEL’s impairment tests are listed below:

1) Lowest level of cash generating unit: held concessions are analyzed individually;

2) Recoverable Value: use value, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life;

3) Assessment of use value: the Company’s method for calculating the use value of an asset was based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes, pursuant to the recommendation contained in Technical Ruling CPC 01.

The respective cash flows have been estimated based on actual operational results, on the Company's annual corporate budget, as approved by the Board of Directors, on the resulting multi-year budget, and on future trends in the power sector.

As for the time frame for the analysis, the Company has taken into account the expiration date of each concession.

As for market growth, COPEL’s projections are consistent with historical data and the Brazilian economy's growth prospects.

The respective cash flows have been discounted at average discount rates, obtained through a methodology commonly employed on the market and supported by the regulatory agency, taking into account the weighed average cost of capital (WACC).

Management believes it has a contractually guaranteed right to compensation for the assets linked to concessions upon their expiration, and it accepts, for the time being and until further regulation is issued on this matter, that such compensation be valued according to the book value of the respective assets. Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

In light of the principles discussed above, COPEL has not identified the need to set aside a provision for impairment of its assets.

19. Intangible Assets

	Rights of use		Accumulated			Consolidated
	of software	Goodwill	amortization	Easements	Other	Net value

						2008	2007
In service
Assets with estimated useful lives
Copel Geração e Transmissão	11,788	-	(8,700)	10,591	-	13,679	9,714
Copel Distribuição	30,336	-	(24,675)	19,895	-	25,556	24,139
Copel Telecomunicações	4,093	-	(3,120)	-	-	973	1,698
Copel Participações	-	-	-	-	-	-	1
Compagas	3,455	-	(1,458)	-	-	1,997	2,362
Elejor	-	-	-	101	-	101	101
UEG Araucária	90	-	(67)	-	-	23	7
Dominó Holdings	1	-	-	-	-	1	-
	49,763	-	(38,020) (1)	30,587	-	42,330	38,022
Assets without estimated useful lives
Copel Geração e Transmissão	-	-	-	-	30	30	27
Copel Distribuição	-	-	-	-	103	103	113
Compagas	-	-	-	-	20	20	20
Concession - Elejor (a)	-	22,626	(2,074)	-	-	20,552	21,306
Concession - Copel Empreend. (b)	-	53,954	(4,692)	-	-	49,262	51,609
Goodwill - Sercomtel Telecom. (c)	-	42,289	(42,289)	-	-	-	1,568
Goodwill - Sercomtel Celular (c)	-	5,814	(5,814)	-	-	-	223
Concession - Sanepar (d)	-	10,942	(7,295)	-	-	3,647	-
	-	135,625	(62,164)	-	153	73,614	74,866
	49,763	135,625	(100,184)	30,587	153	115,944	112,888

In progress
Copel Geração e Transmissão	-	-	-	249	-	249	874
Copel Distribuição	476	-	-	1,288	-	1,764	2,702
Copel Telecomunicações	135	-	-	-	-	135	-
Elejor	-	-	-	27	-	27	27
	611	-	-	1,564	-	2,175	3,603

						118,119	116,491

(1) Annual amortization rate: 20%

The fully depreciated amount of intangible assets in service was R$ 28,323 as of December 31, 2008, and R$ 23,674 as of December 31, 2007.

a) Concession - ELEJOR

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 20,552 as of December 31, 2008, under the Parent Company. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of income for 2008 was R$ 754 (R$ 754 in 2007).

b) Concession - COPEL Empreendimentos

The acquisition on May 31, 2006 of COPEL Empreendimentos, which was previously known as El Paso Empreendimentos e Participações Ltda. and which held a 60% interest in UEG Araucária Ltda., resulted in net final goodwill of R$ 53,954, with a balance of R$ 49,262 as of December 31, 2008. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the 2008 statement of income was R$ 2,346 (R$ 2,346 as of 2007).

c) Goodwill - Sercomtel

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), which have been fully amortized at the annual rate of 10%, with a charge to income of R$ 1,791 (R$ 1,568 + R$ 223) in 2007 and of R$ 4,808 (R$ 4,228 + R$ 580) in 2007. The payment of goodwill was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

d) Concession - Sanepar

In 1998, the acquisition by Dominó Holdings S.A. of an interest in SANEPAR resulted in goodwill, which is being amortized over 15 years as of 1999, at the rate of R$ 135 a month, for a total of R$ 729 in 2008, which is proportional to COPEL’s interest in the company.

e) Changes in intangible assets

Balances	In service	In progress	Consolidated

As of 2006	116,702	8,769	125,471
Expenditure program	-	4,406	4,406
Capitalizations	7,966	(7,966)	-
Amortization quotas - concession	(3,100)	-	(3,100)
Amortization quotas - goodwill	(4,808)	-	(4,808)
Amortization quotas - other intangible assets	(3,906)	-	(3,906)
Write-offs	(163)	-	(163)
Transfers between intangible assets and p., p.,&e.	197	(1,606)	(1,409)
As of 2007	112,888	3,603	116,491
Consolidation of Dominó Holdings - Sanepar concession	4,378	-	4,378
Expenditure program	-	4,038	4,038
Capitalizations	8,630	(8,630)	-
Amortization quotas - concession	(3,829)	-	(3,829)
Amortization quotas - goodwill	(1,791)	-	(1,791)
Amortization quotas - other intangible assets	(3,811)	-	(3,811)
Write-offs	(516)	-	(516)
Transfers between intangible assets and p., p.,&e.	(5)	3,164	3,159
As of 2008	115,944	2,175	118,119

20. Loans and Financing

The breakdown of the consolidated and of the Company’s loans and financing balances is shown below:

Consolidated				Current	Long-term
				liabilities		liabilities

			2008	2007	2008	2007
	Principal amount	Charges	Total	Total
Foreign currency
IDB (a)	24,740	1,198	25,938	18,808	36,552	43,898
National Treasury (b)	7,567	1,080	8,647	7,602	85,359	70,432
Banco do Brasil (c)	6,383	134	6,517	4,083	-	3,919
Eletrobrás (d)	7	-	7	5	36	33
	38,697	2,412	41,109	30,498	121,947	118,282
National currency (reais )
Banco do Brasil (c)	157	16,253	16,410	12,762	330,389	330,450
Eletrobrás (d)	34,401	10	34,411	43,096	275,207	272,798
Eletrobrás - Elejor (e)	-	-	-	-	26,092	94,709
BNDES - Compagas (f)	6,526	-	6,526	6,328	13,111	19,029
Finep (g)	-	5	5	-	2,310	-
	41,084	16,268	57,352	62,186	647,109	716,986

	79,781	18,680	98,461	92,684	769,056	835,268

Parent Company				Current		Long-term
				liabilities		liabilities

			2008	2007	2008	2007
	Principal amount	Charges	Total	Total
Foreign currency
National Treasury (b)	7,567	1,080	8,647	7,602	85,359	70,432
	.
National currency (reais )
Banco do Brasil (c)	-	16,249	16,249	12,621	329,600	329,600

	7,567	17,329	24,896	20,223	414,959	400,032

Breakdown of loans and financing by currency and index:

Currency (equivalent in reais ) / Index			Consolidated

	2008	%	2007	%
Foreign currency
U.S. dollar	94,049	10.84	78,072	8.41
Yen	6,517	0.75	8,002	0.86
IDB currency basket	62,490	7.20	62,706	6.76
	163,056	18.79	148,780	16.03
National currency (reais )
Long-term Interest Rate's Reference Unit (URTJLP)	2,335	0.27	23,242	2.50
General Price Index - Market (IGP-M)	930	0.11	95,639	10.31
Fiscal Reference Unit (UFIR)	71,361	8.23	41,531	4.48
Eletrobrás Financing Rate (FINEL)	264,349	30.47	274,363	29.57
BNDES Monetary Unit (UMBND)	19,637	2.26	2,176	0.23
Interbank Deposit Certificate (CDI)	345,849	39.87	342,221	36.88
	704,461	81.21	779,172	83.97

	867,517	100.00	927,952	100.00

Variations in the main foreign currencies and rates applied to the Company’s loans and financing:

Currency/index		Variation (%)

	2008	2007
U.S. dollar	31.94	(17.15)
Yen	62.89	(11.78)
IDB currency basket	6.22	3.94
URTJLP	0.24	0.36
TJLP	6.27	6.47
IGP-M	9.81	7.75
Finel	1.90	1.51
UMBND	33.86	(17.02)
CDI	21.82	(15.05)

Maturity of long-term installments:

	Foreign	National
	currency	currency		Consolidated

			2008	2007
2009	-	-	-	68,830
2010	31,011	42,977	73,988	64,256
2011	18,827	49,237	68,064	71,950
2012	4,889	45,180	50,069	56,886
2013	3,137	45,120	48,257	54,516
2014	1,572	374,579	376,151	382,689
2015	-	44,368	44,368	51,739
2016	-	26,767	26,767	31,637
2017	-	6,719	6,719	3,106
2018	-	5,975	5,975	2,115
2019	-	3,726	3,726	114
2020	-	2,456	2,456	49
2021	-	5	5	1
After 2021	62,511	-	62,511	47,380

	121,947	647,109	769,056	835,268

Changes in loans and financing:

	Foreign currency		National currency		Consolidated
	Current	Long-term	Current	Long-term	Total

As of 2006	36.056	173.097	54.096	431.209	694.458
Funds raised	-	-	-	346.592	346.592
Capitalized charges	-	-	-	12.129	12.129
Charges	9.613	-	55.907	2.398	67.918
Monetary and exchange variation	(4.591)	(24.756)	353	10.962	(18.032)
Transfers	30.059	(30.059)	86.304	(86.304)	-
Amortizations	(40.639)	-	(134.474)	-	(175.113)
As of 2007	30.498	118.282	62.186	716.986	927.952
Funds raised	-	-	-	34.818	34.818
Capitalized charges	-	-	-	12.062	12.062
Charges	7.327	-	69.388	2.781	79.496
Charges transf. to PP&E (Note 18)	-	-	(1.470)	-	(1.470)
Monetary and exchange variation	12.421	31.042	176	14.024	57.663
Transfers	27.377	(27.377)	133.562	(133.562)	-
Amortizations	(36.514)	-	(206.490)	-	(243.004)
As of 2008	41.109	121.947	57.352	647.109	867.517

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the fourth quarter of 2008 was 4.23% p.a. The agreement features provisions providing for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

2) Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3) Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4) Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, lower than 1.2; and

5) Ratio between long-term indebtedness and shareholders’ equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

b) Department of the National Treasury – (Secretaria do Tesouro Nacional or STN)

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)		Consolidated

				2008	2007
Par Bond	30	15.04.2024	30	37,296	28,294
Capitalization Bond	20	15.04.2014	10	17,507	15,703
Debt Conversion Bond	18	15.04.2012	10	12,368	12,133
Discount Bond	30	15.04.2024	30	25,896	19,755
New Money Bonds	15	15.04.2009	7	466	1,067
Flirb	15	15.04.2009	9	473	1,082

				94,006	78,034

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments

Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
Flirb	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 15,460 and R$ 22,408 (R$ 9,246 and R$ 13,177 as of December 31, 2007), respectively, recorded under guarantees and escrow deposits, in long-term receivables (Note 13).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1) Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments, starting on March 7, 2000, bearing interest of 2.8% p.a. and a 3.8% p.a. brokerage commission. This debt is secured by COPEL’s revenues;

2) Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and secured by COPEL’s revenues.; and

3) The following credit notes:

	Issue	Principal	Financial charges
Credit notes	date	maturity	due semi-annually	R$

Commercial no. 330.600.129	31.01.2007	31.01.2014	106.5% of the average CDI rate	29,000
Industrial no. 330.600.132	28.02.2007	28.02.2014	106.2% of the average CDI rate	231,000
Industrial no. 330.600.151	31.07.2007	31.07.2014	106.5% of the average CDI rate	18,000
Industrial no. 330.600.156	28.08.2007	28.08.2014	106.5% of the average CDI rate	14,348
Industrial no. 330.600.157	31.08.2007	31.08.2014	106.5% of the average CDI rate	37,252

				329,600

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás – Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/2006, was signed on May 11, 2006 by COPEL Distribuição and Eletrobrás, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018.

Contract ECFS – 206/2007, was signed on March 3, 2008 by COPEL Distribuição and Eletrobrás, in the amount of R$ 126,431, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 108,369 came from RGR funds, and R$ 18,061 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on August 30, 2020. On July 28, 2008, COPEL withdrew R$ 37,929, of which R$ 32,511 came from RGR funds and R$ 5,418 from CDE funds.

These loans are secured by the revenues of COPEL’s subsidiaries, pursuant to a mandate issued by public act, and by the issue of promissory notes in the same number of outstanding installments.

e) Eletrobrás - Elejor

For purposes of presentation of the consolidated financial statements, the value of the shares to be redeemed by ELEJOR has been reclassified from noncontrolling interest to loans and financing, under long-term liabilities.

The 59,000,000 preferred shares in Elejor held by Eletrobrás, in the amount of R$ 59,900, shall be reacquired by the issuer (Elejor) in 32 consecutive quarterly installments, each in the amount of 1,871,875 shares, starting in the 24th month from the beginning of commercial operation of the project, which took place after the last generating unit entered operation on August 31, 2006. The paid in amounts are restated according to the IGP-M index, pro rata temporis, between the date the shares were paid in and the actual payment date, plus interest of 12% p.a In August 2007, nine installments were bought back in advance by Elejor, for R$ 20,385, plus financial charges of R$ 18,725, for a total of R$ 39,110. In December 2008, 29,035,700 shares were bought back by Elejor, for R$ 35,133, plus financial charges of R$ 54,867, for a total of R$ 90,000. As of December 2008, the outstanding balance comprised a principal amount of R$ 9,217 plus R$ 16,875 in charges.

f)	BNDES - Compagas
The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND)rate.

This financing is secured by Compagas’ gas supply receivables, which shall be deposited exclusively in a checking account at Banco Itaú S.A.
g)	Financiadora de Estudos e Projetos - FINEP
1)
Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007".

The total credit, in the amount of R$ 5,078, will be made available in six installments. The first one, in the amount of R$ 1,464, was withdrawn in April 2008, and the remaining ones will be deposited every 90 days, to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.37% p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 564.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

2)
Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Transmission Research and Development Project for 2007".

The total credit, in the amount of R$ 3,535, will be made available in six installments. The first one, in the amount of R$ 844, was withdrawn in October 2008, and the remaining ones will be deposited every 90 days, to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 393.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

157

21. Debentures

The balance of debentures is broken down below:

				Current		Long-term
				liabilities		liabilities

			2008	2007	2008	2007
	Principal amount	Charges	Total	Total
Parent Company (a)	133,360	35,873	169,233	168,599	600,000	733,360
Elejor (b)	22,843	2,924	25,767	3,228	202,116	269,314

	156,203	38,797	195,000	171,827	802,116	1,002,674

Maturity of long-term installments:

		Consolidated

	2008	2007
2009	-	156,148
2010	36,455	42,123
2011	638,454	646,037
2012	38,454	46,037
2013	38,454	46,037
2014	35,409	42,998
2015	13,290	20,164
2016	1,600	3,130

	802,116	1,002,674

Changes in the balances of debentures:

	Current	Long-term	Consolidated
Balances	liabilities	liabilities	Total

As of 2006	838,355	1,129,230	1,967,585
Charges	138,112	-	138,112
Monetary variation	3,784	12,302	16,086
Transfers	138,858	(138,858)	-
Amortizations	(947,282)	-	(947,282)
As of 2007	171,827	1,002,674	1,174,501
Charges	121,025	-	121,025
Monetary variation	8	638	646
Transfers	201,196	(201,196)	-
Amortizations	(299,056)	-	(299,056)
As of 2008	195,000	802,116	997,116

a) Parent Company Debentures

1) Fourth Issue of Debentures

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization period is due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures were used to optimize the Company’s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, due on March 1, 2007.

2) Third Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for January 1, 2007, the second repayment (1/3) for February 1, 2008, and the third one (1/3) for February 1, 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and secured by real estate. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on May 2, 1997 and due on May 2, 2005, in the amount of US$ 150,000.

The pledged security is COPEL Geração e Transmissão’s bank account in Banco do Brasil S.A., in which all resources earned by it in connection with power sales agreements, both current and future, will be deposited.

These securities yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods is due and paid semi-annually, with the first due date on August 1, 2005 and the last on February 1, 2009. There will be no renegotiation of these debentures.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

b) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDES Participações S.A. – BNDESPAR, with COPEL intervening as “Guarantor Shareholder”.

These funds were raised to be employed in the following:

1) Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2) Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3) Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

4) Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

5) Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6) Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, February 15, 2005, and this value is restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the first series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment was due on May 15, 2007, and the last one, on February 15, 2016.

In December 2008, R$ 42,621 were paid in advance, plus financial charges of R$ 2,379, for a total of R$ 45,000.

The agreement contains the following guarantees:

1) Letter of guarantee signed by COPEL pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2) Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3) Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

22. Suppliers

	Consolidated

	2008	2007
Charges for the use of the power grid
Use of the Basic Network	57,096	50,291
Transport of power	4,182	3,028
Use of connections	265	237
	61,543	53,556
Power suppliers
Eletrobrás (Itaipu)	100,040	74,090
Furnas Centrais Elétricas S.A.	32,757	30,849
Companhia Hidro Elétrica do São Francisco - Chesf	32,108	28,430
Utilities - CCEE (Note 34)	27,976	1,229
Companhia Energética de São Paulo - Cesp	11,488	9,763
Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.	10,234	8,293
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte	10,316	8,834
Itiquira Energética S.A.	9,247	8,468
Dona Francisca Energética S.A.	5,128	4,567
Companhia Energética de Minas Gerais - Cemig	4,660	4,052
Other suppliers	18,415	14,523
	262,369	193,098
Materials and services
Petróleo Brasileiro S.A. - Petrobras - renegotiation - long-term (a)	214,157	190,394
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas	36,775	21,031
Other suppliers	137,145	98,825
	388,077	310,250

	711,989	556,904

Current	497,832	366,510
Long-term	214,157	190,394

a) Petróleo Brasileiro S.A. - Petrobras

On March 6, 2006, COPEL signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. This settlement comprised the signature of an Out-of-Court Agreement, under which COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, as grantor of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

23. Accrued Payroll Costs

		Consolidated

	2008	2007
Payroll
Profit sharing (Note 32.c)	65,816	54,254
Taxes and social contribution	26,659	22,177
Payroll, net	103	132
Assignments to third-parties	5	3
	92,583	76,566
Labor provisions
Paid vacation	50,909	49,390
Social charges on paid vacation and annual bonus	15,896	15,533
Provisions for voluntary quits	-	4,630
	66,805	69,553

	159,388	146,119

24. Post-Employment Benefits

a) Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/2000. The actuarial and financial assumptions, for purposes of actuarial assessment, are discussed with the independent actuaries and approved by the sponsors’ senior management.

As of July 2007, the flow of payment of contributions under Plans I and II was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. This agreement provides for the extinction of liabilities under certain conditions. Based on legal opinions by external and internal legal experts, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007, since the obligations contained therein expired.

In September 2007, Fundação COPEL disputed COPEL's interpretation, which led to a joint request for review and ruling by the State Department of Supplemental Pension Plans (SPC).

In November 2007, the State Department of Supplemental Pension Plans requested further information and suggested the conduction of an independent actuarial audit in order to review the settlement process and to issue a conclusive report on the suitability of the actuarial assumptions used and on whether the debt and/or contract at hand was settled/terminated.

In July 2008, the COPEL Foundation submitted to the SPC an audit report prepared by their actuarial consultants, and in October 2008, the SPC sent a letter to the COPEL Foundation requesting further information and evidence supporting that report.

The outcome of this issue will not affect the amounts which have already been recorded as an actuarial liability pursuant to CVM Instruction no. 371/2000. In fact, it will only affect the cash flow of the payment of contributions between COPEL and the COPEL Foundation.

b) Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

c) Balance sheet and statement of income

The consolidated and recognized amounts in the balance sheet, under Post-Employment Benefits, are summarized below:

	plan	plan		Total

			2008	2007
Pension Plan - Plans I and II (DB)	95,436	343,398	438,834	489,535
Pension Plan - Plan III (VC) - employees	9,111	-	9,111	7,162

	104,547	343,398	447,945	496,697

		Current	22,066	42,286
		Long-term	425,879	454,411

The consolidated amounts recognized in the statement of income are shown below:

		Consolidated

	2008	2007
Pension plan - periodic post-employment cost	(31,420)	(110,345)
Pension plan (VC)	48,275	45,997
Healthcare plan - post-employment	(6,909)	38,746
Healthcare plan contributions	27,462	18,330
	37,408	(7,272)
(-) Transfers to construction in progress	(7,392)	(6,579)

	30,016	(13,851)

1) The annual estimated cost for 2008, calculated by an independent actuary, resulted in income due to the actuarial gains which are being amortized and whose amounts exceed the regular periodic cost of the plans.

d) Actuarial assessment pursuant to CVM Ruling no. 371/2000

Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2008 and 2007 are shown below:

		Consolidated

Economics	Real	Nominal
Inflation p.a.	-	5.20%
Projected rate of discount/return p.a.	6.00%	11.51%
Wage increase p.a.	2.00%	7.30%
Demographics
Death rate		AT - 83
Disabled death rate		AT - 49
Disability rate		Light

Number of participants and beneficiaries:

Number of participants in 2008 (1)	plan	plan

Number of active participants	8,364	8,213
Number of inactive participants	5,781	4,636
Number of dependents	-	24,437

Total	14,145	37,286

(1) Unaudited by the independent auditors

Actuarial assessment

Benefits plan	plan	plan		Total

			2008	2007
Totally or partially covered liabilities	2,613,697	453,695	3,067,392	2,995,435
Fair value of plan's assets	(3,386,326)	(110,297)	(3,496,623)	(3,369,841)
Subtotal	(772,629)	343,398	(429,231)	(374,406)
Deferred actuarial gains	868,065	-	868,065	863,941

Total net liability	95,436	343,398	438,834	489,535

The actuarial assessment of defined benefit plans is calculated by the projected unit credit cost method (PUC). The net assets of the benefit plan are assessed according to market values (mark to market).

Since the year ended on December 31, 2006, COPEL has chosen to not defer future actuarial gains and losses recorded in the healthcare plan, rather recording them immediately in the statement of income.

On December 31, 2008, the balance of accumulated amounts in the variable contribution plan was R$ 1,142,537 (R$ 1,044,835 on December 31, 2007).

Changes in actuarial liabilities

		plan		plan

	2008	2007	2008	2007
Current value of net actuarial liability as of 2007	2,518,605	2,239,135	476,830	463,346
Cost of current service	15,963	14,279	1,492	2,013
Interest cost	282,252	243,846	52,527	50,310
Benefits paid	(199,381)	(186,308)	(24,889)	(36,669)
Actuarial gains (losses)	(3,742)	207,653	(52,265)	(2,170)

Current value of net actuarial liability as of 2008	2,613,697	2,518,605	453,695	476,830

Changes in actuarial assets

		plan		plan

	2008	2007	2008	2007
Fair value of plan's assets as of 2007	3,255,449	2,906,979	114,392	120,324
Projected return on plan assets	363,364	324,401	12,372	13,476
Contributions and additions	4,226	46,645	62,771	57,269
Benefits paid	(199,381)	(186,308)	(73,540)	(72,840)
Actuarial gains (losses)	(37,332)	163,732	(5,698)	(3,837)

Fair value of plan's assets as of 2008	3,386,326	3,255,449	110,297	114,392

Estimated costs

The estimated costs for 2009, according to the actuarial criteria of CVM Ruling no. 371/2000, for each plan are shown below:

	plan	plan	Consolidated

			2009
Cost of current service	20,398	1,534	21,932
Estimated interest cost	289,985	50,274	340,259
Projected return on plan assets	(384,655)	(12,519)	(397,174)
Projected employee contributions	(11,369)	(12,490)	(23,859)
Amortization of gains and losses	(37,023)	-	(37,023)

	(122,664)	26,799	(95,865)

25. Customer Charges Due

		Consolidated

	2008	2007
Fuel Consumption Account - CCC	22,174	12,642
Energy Development Account - CDE	14,904	14,677
Global Reversal Reserve - RGR	6,045	5,403

	43,123	32,722

26. Research and Development and Energy Efficiency

ANEEL set forth criteria for the application of funds in Energy Efficiency Programs (EEPs) by power distribution concession and permission holders, pursuant to the regulations issued by the regulatory agency. Under the same resolution, the Manual for the Energy Efficiency Program was approved.

ANEEL also approved the Manual for Technological Research and Development Programs in the Power Sector. In October 2006, ANEEL established the criteria and procedures for the calculation, application, and collection by concession, permission, and authorization holders of the funds to be assigned monthly to Energy Efficiency and Research and Development projects, to the National Fund for Scientific and Technological Development (FNDCT), and to the Ministry of Mines and Energy (MME), pursuant to Law no. 9,991/00.

The regulatory agency, under Regulatory Resolution no. 316, dated May 13, 2008, determined that the amounts owed to the MME and FNDCT for 2008 should be paid in a single payment, thus the amount paid by COPEL in February 2009 was R$ 21,015. For 2009, payments will be made until the fifth business day of the second month after the respective accounting records.

COPEL’s balances allocated to Research and Development and Energy Efficiency are broken down below:

	unfinished	collect	apply	2008	2007

Research and Development - R&D
FNDCT	-	18,649	-	18,649	20,157
MME	-	9,345	-	9,345	10,287
R&D	14,407	-	71,189	85,596	75,893
	14,407	27,994	71,189	113,590	106,337
Energy Efficiency Program - EEP	10,386	-	74,587	84,973	78,943

	24,793	27,994	145,776	198,563	185,280

	Current liabilities			126,484	185,280
	Long-term liabilities			72,079	-

The changes in these balances are shown below:

					Consolidated
Balances	FNDCT	MME	R&D	EEP	Total

As of 2006	22,058	29,581	59,881	62,796	174,316
Additions	15,994	7,998	15,994	16,361	56,347
SELIC interest rate	-	-	6,126	5,139	11,265
Disbursements	(17,895)	(27,292)	-	-	(45,187)
Concluded projects			(6,108)	(5,353)	(11,461)
As of 2007	20,157	10,287	75,893	78,943	185,280
Additions	14,111	7,056	14,111	18,338	53,616
SELIC interest rate	-	-	7,818	6,704	14,522
Disbursements	(15,619)	(7,998)	-	-	(23,617)
Concluded projects			(12,226)	(19,012)	(31,238)
As of 2008	18,649	9,345	85,596	84,973	198,563

27. Other Accounts Payable

		Consolidated

	2008	2007
Current liabilities
Concession charge - ANEEL grant	38,649	27,084
Collected public lighting charge	18,669	16,320
Reimbursements of customer contributions	18,037	12,284
Financial compensation for use of water resources	17,601	13,155
Participation in consortia	4,833	105
Insurance companies - premiums due	3,181	1,952
Reparations to the Apucaraninha indian community	2,498	2,240
Customers and suppliers	1,864	1,633
Escrow deposits	1,723	1,622
ANEEL inspection fee	1,451	1,380
Other liabilities	5,877	7,690
	114,383	85,465
Long-term liabilities
Advance payments from customers	1,665	-
Reparations to the Apucaraninha indian community	4,995	6,720
Other liabilities	14	-
	6,674	6,720

28. Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits with probable loss outcome.

The balances of the Company’s provisions for contingencies, net of escrow deposits, are shown below:

Consolidated		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			2008	2007
Labor (a)	129,699	(25,345)	104,354	80,092
Regulatory (b)	36,851	-	36,851	2,169
Civil:
Suppliers (c)	52,209	-	52,209	49,954
Civil and administrative claims (d)	29,987	(6,774)	23,213	14,712
Easements (e)	15,615	-	15,615	16,070
Condemnations and real estate (e)	119,645	-	119,645	107,083
Customers (f)	5,465	(894)	4,571	6,427
Environmental claims (g)	-	-	-	163
	222,921	(7,668)	215,253	194,409
Tax:
Cofins tax (h)	178,753	-	178,753	171,613
Other taxes (i)	85,158	(27,004)	58,154	65,769
	263,911	(27,004)	236,907	237,382

	653,382	(60,017)	593,365	514,052

Parent Company		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			2008	2007
Regulatory claims (b)	9,249	-	9,249	-
Civil claims	434	-	434	16
Tax claims:
Cofins tax (h)	178,753	-	178,753	171,613
Other taxes (i)	52,729	(27,003)	25,726	34,570
	231,482	(27,003)	204,479	206,183

	241,165	(27,003)	214,162	206,199

Changes in these provisions are shown below:

Consolidated	Balance of	Additions	Add. (rev.) to		Balance of
	provision	(reversals)	p., p., &e.	Payments	provision

	2007				2008
Labor	102,474	51,786	13	(24,574)	129,699
Regulatory	2,169	34,690	-	(8)	36,851
Civil:
Suppliers	49,954	2,255	-	-	52,209
Easements	16,070	-	229	(684)	15,615
Civil and administrative claims	15,975	17,387	-	(3,375)	29,987
Customers	6,523	(1,048)	-	(10)	5,465
Condemnations and real estate	107,083	-	12,831	(269)	119,645
Environmental claims	163	(163)	-	-	-
	195,768	18,431	13,060	(4,338)	222,921
Tax:
Cofins tax	171,613	7,140	-	-	178,753
Other taxes	92,488	(7,329)	-	(1)	85,158
	264,101	(189)	-	(1)	263,911

	564,512	104,718	13,073	(28,921)	653,382

Parent Company	Balance of	Additions	Balance of
	provision	(reversals)	provision

	2007		2008
Regulatory	-	9,249	9,249
Civil	16	418	434
Tax:
Cofins tax	171,613	7,140	178,753
Other taxes	61,290	(8,561)	52,729
	232,903	(1,421)	231,482

	232,919	8,246	241,165

The amount tied to cases classified as possible losses, estimated by the Company as of 31/12/08, reached R$ 1.820.062, of which R$ 108,751 correspond to labor claims; R$ 1.072.052 to regulatory claims; R$ 132,402 to civil claims; and R$ 506,857 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 36 herein, “Electric Energy Trading Chamber (CCEE)”.

a) Labor claims

Labor claims comprise claims filed by former employees of COPEL in connection with overtime, hazardous working conditions, transfer bonuses, wage equality/reclassification, and other matters, and also claims by former employees of contractors (joint liability) and third-parties (secondary liability) involving reparations and other matters. They also include labor claims by retired COPEL employees against the COPEL Foundation, which will reflect on the Company.

b) Regulatory claims

COPEL is disputing on the administrative and on the judicial level notices issued by the regulatory agency in connection with supposed regulatory violations. The main lawsuits currently in progress, in the amount of R$ 30,373, are those involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The likely success in these lawsuits will result in changes in CCEE accounting, which requires the constitution of a provision for these amounts, since COPEL will be required to pay off the amounts due.

c) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

COPEL Distribuição is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies that hurt the public interest. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced COPEL to the payment of contractual penalties for having caused the rescission of the agreement. COPEL has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case, on the available information, and on the current stage of the lawsuits, decided to set aside a provision for contingencies in the original amount of the debt, restated according to the original contractual terms, which amounted to R$ 52,209 as of December 31, 2008.

d) Civil and administrative claims

These claims usually involve reparations for accidents involving power grids and vehicle accidents.

e) Easements, condemnation, and real estate

COPEL’s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL was sentenced to the payment of R$ 180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available.

The Company set aside a provision for contingencies in the amount of R$ 109,245, in light of the evaluation conducted by its Chief Legal Office, which estimates that a loss is probable.

f) Customer claims

These claims usually involve reparations for damage to electric appliances, moral damages on account of service-related issues (such as suspension of supply), and lawsuits filed by industrial customers disputing the legality of a rate increase during the Cruzado Plan period and pleading refunds. COPEL set up a provision based on the supposed discrepancy in the rates charged to industrial customers from March through November 1986, plus financial charges, in an amount believed to be sufficient.

g) Environmental claims

Environmental claims involving COPEL and its subsidiaries usually comprise class actions whose goal is to stop the environmental licensing process for new projects or the recovery of permanent protection areas around power plant reservoirs which have been illegally used by individuals. COPEL estimates that unfavorable outcomes would result only in the cost of new environmental studies and of the recovery of Company-owned land.

Furthermore, COPEL had on December 31, 2008 commitments to environmental agencies in the amount of R$ 17,674, which shall be realized over the next few years, so that this amount will mostly be incorporated into the Company's property, plant, and equipment as disbursements are made.

h) COFINS tax

COPEL did not collect COFINS tax on revenues from power sales based on a final ruling by the 4th District Federal Court, dated August 18, 1998, which granted the Company immunity pursuant to the Federal Constitution. A special lawsuit requesting annulment of this ruling, filed in August 2000, was rejected on grounds that the right of the Federal Government to take legal action had lapsed. The Federal Government’s special appeal was rejected by the Superior Court of Justice. Thus, COPEL reversed the provision it had set aside, based on the opinion by its counsel that the possibility that the Company might be required to disburse any amounts in connection with the COFINS tax was remote. At the end of 2007, however, the Superior Court of Justice, against all forecasts, ruled in favor of an appeal for clarification by the Federal Government, judging that the Government's right to take legal action had not lapsed, and sent the lawsuit back to the 4th District Federal Court for trial. Even though this ruling is not final yet, since COPEL has appealed it, the Company’s counsel believes the risk of loss is no longer remote, but rather probable. Thus, COPEL set aside a provision corresponding to the restated principal amount plus charges, which totals R$ 178,753, already having excluded tax credits which have already lapsed.

i) Other taxes

Service Tax (ISS)

These claims involve tax penalties imposed on COPEL for not having withheld service tax on the services rendered to the Company by third-parties.

State Value-Added Tax (ICMS)

Most of these claims comprise lawsuits filed by Class A customers disputing the inclusion of their contractual power demand in the basis for calculation of ICMS. In almost all of these lawsuits, courts have excluded COPEL as one of the defendants, leaving the State of Paraná as the single defendant, who is liable for a potential refund of ICMS charged illegally on customers’ contractual power demand.

Urban Real Estate Tax (IPTU)

COPEL is disputing both administratively and judicially the levy of IPTU charges on its concession-related properties, on grounds that these are tax exempt. In fact, the Company has been successful in some cases of tax executions filed by State municipalities against it.

Social Security Contributions

COPEL is party to a wide range of administrative and judicial proceedings involving social security contributions. Most claims, however, involve COPEL’s joint liability for the collection of social security contributions levied on services rendered by third-parties.

Rural Real Estate Tax (ITR)

These claims usually involve disputes over ITR levied on areas flooded on account of the construction of power plants and on areas currently in possession of individuals who have been resettled, also on account of the construction of power plants.

Contribution for Intervention in the Economic Domain (CIDE/FUST)

The Company has filed administrative claims disputing five Assessment Notices issued by the National Telecommunications Agency (ANATEL) on account of supposed balances owed from January to June 2006 to the Telecommunications Universalization Fund (FUST). COPEL Telecomunicações argues that the basis for calculation of FUST charges is correct, pursuant to the applicable legislation, so that no outstanding balances exist.

29. Shareholders’Equity

a) Share capital

As of December 31, 2008, COPEL’s paid in share capital, represented by shares with no par value, was R$ 4,460,000. The different classes of shares and main shareholders are detailed below:

						In shares

Shareholders	Common		Class A Preferred		Class B Preferred		Total

		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
Bovespa (1)	14,202,488	9.79	127,587	32.04	74,423,942	58.04	88,754,017	32.43
NYSE (2)	5,415,233	3.73	-		26,352,280	20.55	31,767,513	11.61
Latibex (3)	-	-	-	-	116,067	0.09	116,067	0.04
Municipalities	178,393	0.12	14,711	3.70	-	-	193,104	0.07
Other shareholders	376,819	0.26	255,879	64.26	38,184	0.03	670,882	0.25

	145,031,080	100.00	398,177	100.00	128,226,118	100.00	273,655,375	100.00

(1) São Paulo Stock Exchange
(2) New York Stock Exchange
(3) Latin American Securities Market in Euros, linked to the Madrid Stock Exchange

Each share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares enjoy priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

b) Shareholder Breakdown

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 31.12.2008 (In shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDER		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%		%		%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
TREASURY STOCK		-	-	-	-	-	-	-	-
OTHER SHAREHOLDERS		21,703,707	14.96	398,177	100.00	100,930,473	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	398,177	100.00	128,226,118	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 31.12.2008 (In shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred		Class B Preferred Shares		Total
		Shares	%	Shares	%		%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
SENIOR MANAGEMENT	BOARD OF DIRECTORS	9	-	-	-	-	-	9	-
	BOARD OF OFFICERS	102	-	-	-	-	-	102	-
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,596	14.96	398,177	100.00	100,930,473	78.71	123,032,246	44.96
	TOTAL	145,031,080	100.00	398,177	100.00	128,226,118	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,596	14.96	398,177	100.00	100,930,363	78.71	123,032,136	44.96

c) Capital reserves

	Parent Company

	2008	2007
Donations and subsidies for investments	702	702
Recoverable Rate Deficit Account (CRC)	790.555	790.555
Tax incentives - FINAM	47.083	47.083

	838.340	838.340

d) Income reserves

	Parent Company

	2008	2007
Legal reserve	377,590	323,653
Investment reserve	2,377,157	1,614,184

	2,754,747	1,937,837

The legal reserve is made of 5% of the net income for the fiscal year, before any distributions, limited to 20% of share capital.

The investment reserve is designed to cover the Company’s program of expenditures in property, plant, and equipment, pursuant to article no. 196 of the Brazilian Corporate Law. It is funded by retaining any remaining net income for the fiscal year, after the legal reserve and interest on capital are assigned.

The proposed distribution of dividends is shown below:

	Parent Company

	2008	2007
Net income for the fiscal year	1,078,744	1,106,610
Tax effects on COPEL for distributing interest on capital	(77,520)	(68,000)
Net income for the year net of the tax effects of
interest on capital	1,001,224	1,038,610
Theoretical legal reserve out of the above income	(50,061)	(51,931)
Basis for calculation of minimum dividends	951,163	986,679
Mandatory minimum dividends (25%)	237,791	246,670
Income tax withheld (IRRF) on interest on capital	24,043	21,080
Adjusted minimum dividend, incl. effects of income tax withheld (IRRF)	261,834	267,750
Suitable return on capital	228,000	200,000
Distribution of dividends	33,834	67,750
Distributed dividends allocated to:
Common shares	132,398	135,397
Class A preferred shares	649	649
Class B preferred shares	128,787	131,704

Interest on capital is recorded in financial expenses and, for the purposes of the financial statements, is shown as an allocation of the net income for the fiscal year. In the statement of income, its reversal was made under a specific item in financial expenses, as required by CVM.

30. Operating Revenues

.

		Consolidated

	2008	2007
Power sales to final customers
Residential	935,934	876,287
Industrial	1,069,201	985,685
Commercial, services, and other activities	622,046	570,418
Rural	123,071	113,720
Public agencies	86,334	82,165
Public lighting	67,005	63,518
Public services	63,403	61,992
Network charge adjustment share	1,886	(6,105)
	2,968,880	2,747,680
Power sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	818,585	721,899
Bilateral contracts	439,409	515,656
Electric Energy Trading Chamber - CCEE	48,129	69,239
Contracts with small utilities	56,971	60,801
	1,363,094	1,367,595
Availability of the power grid
Rate for the use of the distribution system (TUSD)
Residential	1,054,150	1,023,847
Industrial	1,194,193	1,136,137
Commercial, services, and other activities	687,563	657,504
Rural	138,138	133,400
Public agencies	96,529	95,785
Public lighting	74,943	74,211
Public services	70,925	72,318
Basic Network and Basic Network Connections	140,503	141,663
Connection grid	3,439	764
Network charge adjustment share	12,715	(18,666)
	3,473,098	3,316,963
.
Revenues from telecommunications	80,604	63,893
.
Distribution of piped gas	283,709	244,080
Other operating revenues
Leases and rents	95,316	125,768
Revenues from services	30,445	44,900
Charged service	9,316	8,393
Other revenues	933	822
	136,010	179,883

	8,305,395	7,920,094

a) Basic Network – rate for the use of the transmission system (TUST)

Transmission companies are entitled to Annual Allowed Revenues (RAP), whose initial amounts and adjustment criteria are set forth in the companies' concession agreements. COPEL Geração e Transmissão holds three transmission concession agreements, with different rate review criteria and revenue structures.

Concession Agreement no. 060/2001 covers the concession for the public service of power transmission comprising the facilities in operation as of December 31, 1999, collectively named Existing Basic Network (RBSE), and the facilities and network upgrades authorized by ANEEL since then, collectively named New Facilities of the Basic Network (RBNI). In addition to the basic network, this agreement grants COPEL the operation of facilities collectively named Other Transmission Facilities (DITs) and the sharing of facilities with other transmission utilities. This concession has a 20-year term from the date of publication of Law no. 9,074/1995 and expires on July 7, 2015. The current agreement features a rate review clause which covers only the new authorized facilities, while the revenues from the existing system are isolated, i.e., they will not be increased until the expiration of the concession, but only restated according to the IGP-M inflation index.

Transmission Concession Agreement no. 075/2001, granted to the Company on August 7, 2001, covers the concession the implementation of the 230-kV transmission line between the Bateias substation, in Campo Largo, and the Jaguariaíva substation, the respective line inputs, and other facilities required for the operation of the line. This concession has a 30-year term from the date of signature of the agreement, i.e., it expires on August 17, 2031, but may be extended for another 30 years, at ANEEL’s discretion. This agreement does not include a rate review clause, and its allowed revenues are restated annually according to the IGP-M index.

On March 17, 2008, COPEL signed with ANEEL Concession Agreement no. 006/2008, covering the 230-kV transmission line between the Bateias and Pilarzinho substations in Curitiba. This project is currently under construction and is estimated to enter operation on June 17, 2009. The agreement has a 30-year term and provides for rate review in the 5th, 10th, and 15th year after signature. In the years between rate reviews, its allowed revenues will be restated according to the IPCA inflation index.

According to COPEL Geração e Transmissão’s concession agreements discussed above, the revenue structure throughout the term of the concessions and their review criteria are summarized below:

Contract	Type	Revenues in 2008	Revenue adjustment criteria

060/01	RBSE	61,315	Isolated revenue. Cannot be reduced until concession expires, on 07.07.2015.

	RBNI	142,967	Out of this total, R$ 41,925 are subject to rate review in 2009 and R$ 101,042 were reviewed in 2007. These revenues are reviewed every four years.

	RPC	10,826	Isolated revenue. Cannot be reduced until concession expires, on 07.07.2015.

	RCDM	3,115	Authorized revenues with no future reductions set. They will be reviewed every four years, though, and this criterion may change.

075/01	RAP	9,906	50% reduction as of 17.08.2016

006/08	RAP	-	There were no revenues under this contract in 2008, since it is scheduled to enter operation in June 2009.

Other revenues		2,731	Out of this total, R$ 624 are from transmission facility sharing contracts and are restated annually according to the IGP-M index with no further reductions. R$ 2,107 refer to the rendering of technical services to third parties and are variable annually.

Total		230,860

Agreements no. 075/2001 and 006/2008 provide for the possibility of 30-year extensions upon expiration. Concession agreement no. 60/2001 provides for a 20-year extension.

31. Deductions from Operating Revenues

		Consolidated

	2008	2007
Taxes and social contributions on revenues
VAT (ICMS)	1,600,758	1,507,882
COFINS	642,930	594,658
PIS/PASEP	139,579	130,249
ISSQN	1,834	2,571
	2,385,101	2,235,360
Customer charges
Energy Development Account (CDE)	189,561	184,294
Fuel Consumption Account (CCC)	153,208	179,071
Global Reversal Reserve (RGR)	64,877	61,105
Research and development and energy efficiency -R&D and EEP	53,616	56,347
Other	254	256
	461,516	481,073
.

	2,846,617	2,716,433

32. Operating Costs and Expenses

The breakdown of costs and expenses in 2008 and 2007 is shown below:

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Consolidated
	services	expenses	expenses	net	Total

					2008
Power purchased for resale (a)	(1,615,086)	-	-	-	(1,615,086)
Charges for use of power grid (b)	(466,652)	-	-	-	(466,652)
Personnel and management (c)	(531,031)	(3,652)	(139,144)		(673,827)
Pension and healthcare plans (Note 24)	(25,737)	(280)	(3,999)	-	(30,016)
Materials and supplies (d)	(49,175)	(2,999)	(5,300)	-	(57,474)
Raw materials and supplies for
power generation	(19,274)	-	-	-	(19,274)
Natural gas and supplies for the gas business	(163,846)	-	-	-	(163,846)
Third-party services (e)	(190,269)	(22,867)	(55,112)	-	(268,248)
Depreciation and amortization	(376,789)	(13)	(22,321)	(5,620)	(404,743)
Provisions and reversals (f)	-	5,824	-	(104,718)	(98,894)
Other costs and expenses (g)	(35,583)	(5,782)	(31,036)	(142,039)	(214,440)

	(3,473,442)	(29,769)	(256,912)	(252,377)	(4,012,500)

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Consolidated
	services	expenses	expenses	net	Total

					2007
Power purchased for resale (a)	(1,279,335)	-	-	-	(1,279,335)
Charges for use of power grid (b)	(446,067)	-	-	-	(446,067)
Personnel and management (c)	(463,865)	(2,263)	(183,589)		(649,717)
Pension and healthcare plans (Note 24)	14,169	(99)	(219)	-	13,851
Materials and supplies (d)	(50,308)	(1,271)	(11,639)	-	(63,218)
Raw materials and supplies for
power generation	8,954	-	-	-	8,954
Natural gas and supplies for the gas business	(132,726)	-	-	-	(132,726)
Third-party services (e)	(161,319)	(21,535)	(58,088)	-	(240,942)
Depreciation and amortization	(399,387)	(18)	(22,644)	(7,908)	(429,957)
Provisions and reversals (f)	-	3,899	-	(246,334)	(242,435)
Other costs and expenses (g)	(11,784)	(9,853)	(22,651)	(129,518)	(173,806)

	(2,921,668)	(31,140)	(298,830)	(383,760)	(3,635,398)

	General and	Other	Parent
Nature of costs and expenses	administrative	rev. (exp.),	Company
	expenses	net	Total

			2008
Management (c)	(5,965)	-	(5,965)
Pension and healthcare plans	(140)	-	(140)
Materials and supplies	(14)	-	(14)
Third-party services (e)	(3,909)	-	(3,909)
Depreciation and amortization	-	(63)	(63)
Provisions and reversals (f)	-	(8,246)	(8,246)
Other expenses	(3,337)	(31,914)	(35,251)

	(13,365)	(40,223)	(53,588)

	General and	Other	Parent
Nature of costs and expenses	administrative	rev. (exp.),	Company
	expenses	net	Total

			2007
Management (c)	(5,621)	-	(5,621)
Pension and healthcare plans	(89)	-	(89)
Materials and supplies	(6)	-	(6)
Third-party services (e)	(5,249)	-	(5,249)
Provisions and reversals (f)	-	(197,130)	(197,130)
Other expenses	(1,085)	12,910	11,825

	(12,050)	(184,220)	(196,270)

a) Power Purchased for Resale

		Consolidated

	2008	2007
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	502,417	385,359
Furnas Centrais Elétricas S.A. - auction	295,615	280,608
Companhia Hidro Elétrica do São Francisco - Chesf - auction	283,870	256,302
Electric Energy Trading Chamber (CCEE)	148,635	45,100
Itiquira Energética S.A.	107,894	98,175
Companhia Energética de São Paulo - Cesp - auction	104,722	93,949
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	92,794	84,724
Program for incentive to alternative energy sources - Proinfa	63,239	41,363
Dona Francisca Energética S.A.	55,496	51,536
Companhia Energética de Minas Gerais - Cemig - auction	42,877	37,239
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	32,472	30,946
Companhia de Interconexão Energética - Cien	-	111,193
(-) Contract renegotiation - CIEN	-	(100,862)
Power purchased for resale - passive Portion A (CVA)	(66,080)	(52,250)
(-) Pasep/Cofins taxes on power purchased for resale	(172,759)	(150,082)
Other utilities - auction	123,894	61,337
Other utilities	-	4,698

	1,615,086	1,279,335

b) Charges for the Use of the Power Grid

		Consolidated

	2008	2007
Furnas Centrais Elétricas S.A.	113,415	106,504
System Service Charges - ESS	71,261	19,132
Cia Transmissora de Energia Elétrica Paulista - Cteep	60,477	55,549
Companhia Hidro Elétrica do São Francisco - Chesf	56,193	53,814
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	40,518	36,490
Eletrosul Centrais Elétricas S.A.	39,651	36,315
Companhia Energética de Minas Gerais - Cemig	20,255	18,443
Novatrans Energia S.A.	18,722	17,160
TSN Transmissora Nordeste Sudeste de Energia S.A.	18,477	16,797
National System Operator - ONS	16,429	17,484
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	16,217	15,188
Empresa Amazonense de Transmissão de Energia - Eate	15,344	14,103
ATE II Transmissora de Energia S.A.	8,018	7,917
Empresa Norte de Transmissão de Energia S.A. - Ente	7,858	7,474
Itumbiara Transmissora de Energia Ltda	7,611	7,131
Expansion Transmissora de Energia Elétrica S.A.	7,253	6,702
STN Sistema de Transmissão Nordeste S.A	6,386	5,926
Empresa Transmissora de Energia Oeste Ltda - Eteo	6,381	5,942
ATE Transmissora Energia S.A	5,279	4,981
(-) Pasep/Cofins taxes on charges for use of power grid	(62,676)	(68,383)
CVA - charges	(64,319)	22,997
Other utilities	57,902	38,401

	466,652	446,067

c) Personnel and Management

	Parent Company		Consolidated

	2008	2007	2008	2007
Personnel
Wages and salaries	-	-	476,552	443,906
Social charges on payroll	-	-	153,999	143,115
	-	-	630,551	587,021
Meal assistance and education allowance	-	-	49,078	45,675
Labor indemnifications (reversals)	-	-	(825)	8,293
Profit sharing (1)	-	-	65,816	54,254
	-	-	744,620	695,243
(-) Transfers to construction in progress	-	-	(80,043)	(54,174)
	-	-	664,577	641,069
Management
Wages and salaries	4,806	4,615	7,705	7,250
Social charges on payroll	1,159	1,006	1,716	1,528
	5,965	5,621	9,421	8,778
(-) Transfers to construction in progress	-	-	(171)	(130)
	5,965	5,621	9,250	8,648

	5,965	5,621	673,827	649,717

Profit sharing

Since 1996, the Company has carried out an employee profit sharing program, which is paid to the extent previously established operational and financial goals are met. The shared amount has been allocated as follows:

		Consolidated

	2008	2007
Copel Geração e Transmissão	16,289	13,431
Copel Distribuição	45,580	37,126
Copel Telecomunicações	3,534	2,831
Copel Participações	-	461
Compagas	413	405

	65,816	54,254

Voluntary Redundancy and Retirement Incentive Programs

On January 20, 2009, COPEL’s management launched two voluntary quit programs for its employees, effective as of February 2009.

The first one is the Voluntary Quit Program (Programa de Desligamento Voluntário or PDV): This program provides special compensation to employees who have applied for Social Security retirement benefits by January 31, 2009 and who choose to resign from the Company; this compensation is 40% of the total amount deposited by COPEL in the employee’s unemployment protection fund (Fundo de Garantia do Tempo de Serviço or FGTS) during the term of his or her employment. The application deadline is March 20, 2009, and the resignation deadline is December 15, 2009.

The second program is the Permanent Retirement Incentive Program (Programa Permanente de Incentivo à Aposentadoria or PIA): this program provides special compensation to employees who become eligible for Social Security retirement benefits as of February 1, 2009 and then choose to resign from the Company; this compensation is 40% of the total amount deposited by COPEL in the employee’s unemployment protection fund (Fundo de Garantia do Tempo de Serviço or FGTS) during the term of his or her employment. Employees should resign within 30 days of confirmation of their Social Security retirement filing.

On April 13, 2009, the Company’s management decided that the employees who receive retirement benefits from de INSS (National Social Security Institute) will be withdrawn from the Company in a planned manner, as per the withdrawal and replacement schedule to be concluded within 30 days, and that the employees who hereafter voluntarily receive retirement benefits from INSS and do not join the PIA (Retirement Encouragement Program) will be dismissed from the Company without cause. We estimate approximately R$ 50 million in costs with this program.

d) Materials and Supplies

		Consolidated

	2008	2007
Fuel and vehicle parts	21,565	24,663
Materials for the electric system	13,573	12,892
Office supplies	5,160	3,318
Cafeteria supplies	5,048	4,315
Materials for civil construction	3,320	2,920
Safety supplies	2,211	1,973
Tools	1,529	1,550
Lodging supplies	997	1,446
Apparel and uniforms	956	918
Lubricants for vehicles and automotive equipment	937	872
IT equipment	725	2,527
Other materials	1,453	5,824

	57,474	63,218

e) Third-Party Services

	Parent Company		Consolidated

	2008	2007	2008	2007
Power grid maintenance			57,830	42,884
Auditing and technical, scientific, and adm. consulting	3,195	3,333	25,689	23,232
Postal services	1	1	22,683	18,997
Data processing and transmission	-	-	20,032	16,730
Authorized and registered agents	-	-	19,605	19,563
Administrative support services	-	-	15,202	15,164
Telephone services	-	-	15,513	12,757
Security	-	-	12,648	9,996
Travel	167	146	11,027	9,866
Meter reading and bill delivery	-	-	7,918	7,350
Personnel training	1	-	7,680	6,321
Civil maintenance services	-	-	5,619	3,933
Upkeep of right of way areas	-	-	5,235	4,337
Services in "green areas"	-	-	5,069	5,427
Satellite communications	-	-	4,948	4,650
Customer service	-	-	4,365	5,699
Vehicle maintenance and repairs	-	-	4,012	4,006
Cargo shipping	-	-	2,980	4,521
Legal fees	516	1,080	1,547	2,202
Advertising	349	98	1,504	1,847
Other services (reversals)	(320)	591	17,142	21,460

	3,909	5,249	268,248	240,942

f) Provisions and Reversals

	Parent Company		Consolidated

	2008	2007	2008	2007
Provision (reversals) for doubtful accounts
Customers and distributors (Note 5)	-	-	(3,583)	(6,275)
Third-party services and other credits	-	-	(2,241)	2,376
	-	-	(5,824)	(3,899)
Provision (reversals) for contingencies
Labor	-	-	51,786	45,509
Regulatory	9,249	-	34,690	86
Civil and administrative law	418	1	17,387	4,979
Suppliers	-	-	2,255	880
Environmental	-	-	(163)	7
Customers	-	-	(1,048)	(4,147)
Cofins tax	7,140	171,613	7,140	171,613
Other taxes	(8,561)	25,516	(7,329)	27,407
	8,246	197,130	104,718	246,334

	8,246	197,130	98,894	242,435

g) Other Operating Costs and Expenses

		Consolidated

	2008	2007
Financial compensation for use of water resources	86.513	73.938
Concession charge - ANEEL grant (1)	45.710	33.497
Provision (reversal) for devaluation of tax incentive	23.902	(12.789)
ANEEL inspection fee	17.821	17.246
Leases and rents (2)	12.799	10.765
Taxes	10.930	7.448
Unrecoverable credits - RTE (Note 7.b)	9.619	14.169
Donations - Rouanet Law and fund for the rights of children and teenagers - FIA	7.262	7.176
Losses in the decommissioning and disposal of assets	6.829	14.670
Insurance	6.118	7.693
Own power consumption	5.678	5.596
Rights of way - gas business	3.008	-
Advertising	3.633	2.384
Losses in studies and projects	-	29.878
Recovery of costs and expenses	(39.967)	(53.196)
General costs and expenses	14.585	15.331

	214.440	173.806

Concession charges – ANEEL grant

These are charges for the concession of Use of Public Property (Uso de Bem Público or UBP) in connection with the start of operation of the Santa Clara Hydroelectric Power Plant (Elejor), which are recorded under liabilities, proportionately to the actual number of days until the respective collection month and the expiration date of the concession.

As compensation for the use of the public property under this concession contract, ELEJOR shall pay to the Federal Government, from the 6th until the 35th year of the concession, or as long as it runs the corresponding hydropower projects, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 19,000, pursuant to the Bidding Confirmation.

These installments are restated annually or at the legally applicable intervals, according to the IGP-M inflation index, starting in May 2001.

The concession amount restated monthly according to the IGP-M was, on December 31, 2008, R$ 1,137,521, of which the principal amount on the date of signature of the concession agreement was R$ 570,000.

This concession was granted at an auction on June 28, 2001, the respective contract was signed on October 25, 2001, and it expires on October 25, 2036.

Leases and rents

		Consolidated

	2008	2007
Facilities	8,881	5,235
Copying machines	3,408	3,447
Miscellaneous equipment	120	1,523
Other	390	560

	12,799	10,765

COPEL’s estimate for expenses with property rentals in 2009 is basically the same as 2008, plus contractual monetary restatement rates, and there are no risks in connection with contract termination.(1)

Out of the total R$ 8,881 spent in rental properties, R$ 6,071 refer to the rental of the Km 3 Center facilities, signed by COPEL and the COPEL Foundation, and which is the most significant rental agreement held by the Company. In future periods, this amount will be restated according to a real estate appraisal of the property.

(1) Information unaudited by the independent auditors.

33. Financial Income (Losses)

	Parent Company		Consolidated

	2008	2007	2008	2007
Financial revenues
Income from financial investments	36,313	21,930	205,046	144,357
Monetary variation of CRC transferred
to State Government (Note 9.b)	-	-	110,050	91,464
Income from CRC transferred
to State Government (Note 9.b)	-	-	79,539	76,062
Penalties on overdue bills	-	-	45,234	46,477
Return on Portion A (CVA)	-	-	11,630	10,553
Interest on taxes paid in advance	4,247	4,664	10,113	15,612
Interest and commissions on loan agreements	63,908	63,718	-	-
Other financial revenues	2,960	579	27,008	11,492
	107,428	90,891	488,620	396,017
(-) Financial expenses
Debt charges	137,235	152,370	210,136	230,203
Monetary and exchange variations	1	6	68,341	8,431
PIS/PASEP-COFINS on interest on capital	35,331	30,930	36,198	31,132
Interest on R&D and EEP	-	-	14,522	11,265
Late fees, tax penalties, and other penalties	-	-	8,977	3,845
Return on Portion A (CVA)	-	-	9,489	21,969
IOF tax	65	6,223	8,354	14,831
CPMF tax	-	2,317	736	42,684
Other financial expenses	1	1,960	37,504	11,414
	172,633	193,806	394,257	375,774

	(65,205)	(102,915)	94,363	20,243

34. Electric Energy Trading Chamber (CCEE)

MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE), a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribuição on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. These data were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted power sale transactions, which should not serve as basis for calculations made by the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of discrepancies in calculation was approximately R$ 1,062,000 (restated as of December 31, 2008), which has not been recognized by the Company as a supplier liability.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

a) AES SUL

In Notice to Agents CAM 1313/08, dated October 22, 2008, the Electric Energy Trading Chamber (CCEE) published the amounts to be settled on account of the preliminary injunction issued by the 15th Federal Court, from the Federal District Court Jurisdiction, in Lawsuit no. 2002.34.00.026509 -0, in favor of AES Sul, filed to dispute the retroactive application of ANEEL Ruling no. 288/2002. On account of that, COPEL paid R$ 26,398 on November 7, 2008.

When the amounts due for the period 2000-2002 were calculated, COPEL had already obtained a similar injunction revoking the application of ANEEL Ruling no. 288/2002 and allowing the accounting and settlement to be made by the former Wholesale Energy Market (MAE), taking into account Itaipu's share of the Southeast market. On July 30, 2008, in the ruling of interlocutory appeal no. 2002.01.00.028632 -7, this decision was upheld, maintaining in favor of COPEL the accounting published by the former MAE on March 13, 2002 (Note 32).

The ruling in Lawsuit no. 2002.34.00.026509 -0, filed by AES Sul to dispute the retroactive application of ANEEL Ruling no. 288/2002, confirms the grounds for the favorable ruling obtained previously by COPEL.

b) CIEN Contract Renegotiation(1)

To make up for the supply under the terminated agreement with CIEN, COPEL has participated in all power sale mechanisms under the applicable legislation, pursuant to MME Ordinance no. 294/2006. The shortage of offer by power generators at the auctions of power from existing facilities (A-1) in 2007 and 2008, however, has not allowed COPEL to fully make up for the lost supply under the CIEN contract, and the Company is still 188 average MW short of fully covering its demand.

In 2008, COPEL sought to make up for the CIEN supply through auctions of power from new facilities. It acquired 141 average MW at the Jirau Hydroelectric Power Plant auction, 51 average MW at the 2008 A-3 auction, and 316 average MW at the 2008 A-5 auction, which, together and according to the respective delivery schedules, will be enough to meet its growing demand and make up for the CIEN supply.

c) Current transactions at CCEE(1)

The accumulated balances of transactions carried out by the Company are:

	Copel
	Geração e	Copel		UEG
	Transmissão	Distribuição	Elejor	Araucária		Consolidated

					2008	2007
Current assets (Note 7)
As of December 2007	7	14	-	105	126	7,158
From October to December 2008	9,157		648		9,805	-
	9,164	14	648	105	9,931	7,158
Current liabilities (Note 22)
As of December 2007	-	-	-	-	-	1,229
From October to December 2008	-	27,962	14	-	27,976	-
	-	27,962	14	-	27,976	1,229

Changes in spot-market energy amounts (CCEE) in 2008 are shown below:

	Amount to			Amount to
	be settled	Settlement	Appropriation	be settled

	2007			2008
Current assets
Up to December 2007	7,158	(2,884)	(4,148)	126
From January to March 2008	-	(481)	481	-
From April to June 2008	-	(8,833)	8,833	-
From July to September 2008	-	(21,627)	21,627	-
From October to December 2008	-	(5,997)	15,802	9,805
	7,158	(39,822)	42,595	9,931
(-) Current liabilities
Up to December 2007	1,229	(4,266)	3,037	-
From January to March 2008	-	(96,301)	96,301	-
From April to June 2008	-	(41,703)	41,703	-
From July to September 2008	-	(53,020)	53,020	-
From October to December 2008		(38,700)	66,676	27,976
	1,229	(233,990)	260,737	27,976

Net total	5,929	194,168	(218,142)	(18,045)

(1) Technical information unaudited by the independent auditors.

35. Financial Instruments

a) Overview

The use of financial instruments by the Company is restricted to Cash and cash equivalents, Bonds and Securities, Customers and Distributors, Accounts Receivable from government agencies, CRC Transferred to State Government, Loans and Financing, Debentures, and Suppliers.

b) Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of December 31, 2008, which are close to their book value, are shown below:

Financial Instruments	Market Value		Book Value

	2008	2008	2007
Cash and chash equivalents	1.813.576	1.813.576	1.540.871
Accounts receivable from government agencies	171.345	171.345	303.839
CRC transferred to State Government	1.319.903	1.319.903	1.250.362
Bonds and securities	70.438	69.063	-
Loans and financing	867.517	867.517	927.952
Debentures	974.454	997.116	1.174.501
Eletrobrás (Itaipu)	100.040	100.040	74.090
Petrobras (Compagas)	36.775	36.775	21.031

On December 31, 2008, COPEL reviewed its financial investments in light of Technical Ruling CPC 14 and reclassified the amount of R$ 69,063 (R$ 70,438 at market value) in National Treasury bonds (Letras do Tesouro Nacional or LTN) to the bonds and securities item, under long-term receivables, on account of the Company's intention and ability to only redeem these bonds at maturity. These securities have only been acquired in 2008, so they bear no impact on the 2007 statements.

The market value of the Company’s debentures was calculated according to the Unit Price quote on December 31, 2008, obtained from the National Association of the Financial Market Institutions (ANDIMA).

c) Risk Factors

Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of power bills. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, tied to real estate or personal securities whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The financial investments classified under cash and cash equivalents held by the Company its subsidiaries comprise almost entirely fixed-income securities tied to federal bonds. The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobrás (Itaipu) is recorded under the account for compensation of Portion A as invoices are paid and it is passed on to customers in COPEL Distribuição's annual rate reviews.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results. Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency risk is shown below:

			Net
Foreign Currency	Assets	Liabilities	exposure

			2008
Collaterals and escrow deposits	37,868	-	37,868
Loans and financing	-	(163,056)	(163,056)
Suppliers
Eletrobrás (Itaipu)	-	(100,040)	(100,040)
Petrobras (Compagas)	-	(36,775)	(36,775)

	37,868	(299,871)	(262,003)

Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

This risk is calculated by the National Power System Operator (ONS), which does not anticipate the need for any rationing programs in the next two years(1), as reported in its Power Operation Plan, published annually at www.ons.org.br.

(1) Information unaudited by the independent auditors.

Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

Financial Instruments - Derivatives

Pursuant to CVM Ruling no. 550, dated October 17, 2008, COPEL reviewed its transactions and did not identify any derivative instruments.

36. Related-Party Transactions

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		2008	2007
Current assets	.
Sanepar	Customers and distributors	8,672	8,672
Government of the State of Paraná	Customers and distributors	47,174	50,163
	Telecommunications services	4,520	8,899
	CRC (Note 9)	47,133	40,509
	VAT (ICMS) paid in advance	26,863	20,511
Petrobras	Lease of the Araucária Thermal Power Plant	7,474	14,223
.
Long-term receivables	.
Sanepar	Customers and distributors	8,672	17,343
Government of the State of Paraná	Customers and distributors	26,976	49,717
	Telecommunications services	3,211	6,805
	CRC (Note 9)	1,272,770	1,209,853
	VAT (ICMS) paid in advance	62,468	44,535
Petrobras	Advance payment to suppliers	2,435	-
.
Current liabilities	.
BNDES	Financing for investments in gas pipelines (Note 20.f)	6,526	6,328
BNDESPAR	Debentures (Note 21.b)	25,767	3,228
Dona Francisca Energética	Purchase of power (Note 22)	5,128	4,567
Eletrobrás	Financing (Note 20.d)	34,418	43,101
Eletrobrás (Itaipu)	Purchase of power (Note 22)	100,040	74,090
Government of the State of Paraná	VAT (ICMS) due	132,380	126,322
Petrobras	Purchase of gas for resale (Note 22)	36,775	21,031
.
Long-term liabilities	.
BNDES	Financing for investments in gas pipelines (Note 20.f)	13,111	19,029
BNDESPAR	Debentures (Note 21.b)	202,116	269,314
Eletrobrás	Financing (Note 20.d)	275,243	272,831
Eletrobrás	ELEJOR shares to be repurchased (Note 20.e)	26,092	94,709
Petrobras	Purchase of gas - renegotiation (Note 22)	214,157	190,394

The main balances of related party transactions in COPEL’s statement of income are:

Related party	Nature of operation		Consolidated

		2008	2007
Gross revenues from sales and/or services
Sanepar	Power supply	122,205	123,237
Government of the State of Paraná	Power supply	95,461	94,284
	Telecommunications revenues	6,000	6,000
Petrobras	Lease of the Araucária Thermal Power Plant	45,246	79,144
	Power supply	11,453	11,330
	Distribution of piped gas	7,585	7,020
	Gas transport services	3,717	7,120

Power purchased for resale
Dona Francisca Energética	Purchase of power (Note 32.a)	55,496	51,536
Eletrobrás (Itaipu)	Purchase of power (Note 32.a)	502,417	385,359

Natural gas and supplies for the gas business
Petrobras	Natural gas purchased for resale	163,748	132,510

Senior Management
Officers and Directors	Wages, social charges on payroll, pension and
	healthcare contributions	9,561	8,868

Other operating expenses
COPEL Foundation	Rent of facilities	6,847	4,449

Financial revenues
Government of the State of Paraná	Income from CRC (Note 33)	189,589	167,526
	Income from renegotiated bills	8,042	7,501

Financial expenses
BNDES	Charges on financing for gas pipelines (Note 20.f)	2,781	2,398
BNDESPAR	Charges on Elejor debentures (Note 21.b)	26,862	27,378
Eletrobrás	Charges on financing (Note 20.d)	29,889	26,390
	Charges on Elejor stock to be repurchased (N. 20.e)	21,763	19,351
Petrobras	Charges on gas contract renegotiation (Note 22.a)	23,764	20,227
	.

The balances of transactions between the Company and its subsidiaries are shown in Note 16.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.41% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 20.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of December 31, 2008, the outstanding debt was R$ 40,367 and R$ 23,391, respectively.

Eletrobrás – Eletrobrás holds 1.06% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 20.

The amounts resulting from operating activities involving related parties are billed at the rates approved by the regulatory agency.

37. Insurance

The types of risk coverage and the term of the Company’s main insurance policies are shown below. Insurance-related information has not been audited by the independent auditors.

	Expiration	Consolidated
Policy	date	Amount insured

Specified risks (a)	24/8/2009	1,821,072
Fire - Company-owned and rented facilities (b)	24/8/2009	301,322
Civil liability - COPEL (c)	24/8/2009	5,780
Civil liability - Compagas (c)	30/8/2009	3,000
Engineering risks - COPEL (d)	24/8/2009	dependent on each event
Domestic and international transport - export and import (e)	24/8/2009	dependent on each event
Multi-risk - Compagas (f)	10/8/2009	3,953
Multi-risk - Compagas (f)	20/9/2009	500
Multi-risk - Elejor (f)	5/6/2009	1,424
Vehicles (g)	20/5/2009	market value
Miscellaneous risks (h)	24/8/2009	672
Operational risks - Elejor (i)	24/7/2009	528,743
Operational risks - UEG Araucária (j)	31/5/2009	630,778
Court guarantee (k)	5/2/2009	7,200

a) Insurance against specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts. It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage against potential electrical damage, miscellaneous risks, and risk to electronics and computers.

b) Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents. It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage against windstorms.

c) Civil liability insurance

This insurance provides coverage against liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company’s commercial and/or industrial operations.

d) Insurance against engineering risks - COPEL

This insurance provides coverage against risks of installation, assembly, disassembly, and testing of new equipment, particularly at substations and power plants. Policies are purchased before each risk event, according to the occurrence and need for coverage against risks of carrying out engineering services.

e) Transport insurance

This insurance provides coverage against losses and damages caused to products transported by any appropriate means within both the domestic and foreign marketplace and during import and export operations to and from foreign markets. Policies are purchased before each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

f) Multi-risk insurance

This policy comprises the assets of the Company and provides coverage against potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, risks to electronic equipment, recovery of records and documents, windstorms, smoke, and theft or aggravated larceny.

g) Vehicle insurance

This insurance covers the payment of reparations of damage suffered and expenses incurred as a result of risks to which Compagas’ 15 insured vehicles are subject. It provides basic coverage for the vehicles and additional and optional civil liability coverage against material, bodily, and moral damages caused to third-parties. Coverage limits for damages to third-parties are R$ 150 for material damages and R$ 300 for bodily damages, for each vehicle.

h) Insurance against miscellaneous risks - COPEL

This insurance covers losses and material damage caused to the assets listed in the policy by any accidents with an external cause, including transport risks. This type of insurance covers mobile and/or stationary electric equipment, computers, and electronics, whether in use at the Company's facilities or leased or loaned to third-parties.

i) Insurance against operational risks - Elejor

This insurance covers sudden, unforeseen, and accidental losses and material damage to ELEJOR buildings, merchandise, raw materials, unfinished and finished products, packages, machinery, tools, furniture, and other devices and facilities which are part of the insured establishment, in addition to loss of profits.

j) Insurance against operational risks – UEG Araucária

This policy provides coverage against all risks (all legally insurable risks), including machinery failure, for all the facilities of the Araucária Thermal Power Plant.

k) Court guarantee

This insurance covers the settlement of final rulings in lawsuits against Compagas. It has the same standing as a judicial bond, replacing judicial deposits in cash, attachment of assets, and bank guarantees.

This performance bond is aimed at companies which, being under contract, are bound to guarantee to its customers that such contracts, as far as pricing, deadlines and other specifications, will be performed in full. Public agencies within the direct or indirect public administration may also, pursuant to Law no. 8,666/93 and to Law no. 8,883/94, receive insurance policies as guarantee from its suppliers of goods and services, contractors, and public tender participants.

This type of insurance is designed to guarantee full performance of a contract. It does not cover damages but rather liabilities for breach of contract, and it is a form of contractual guarantee provided for by Brazilian law, which may replace bank guarantees, cash bonds, or government bonds.

38. Wholly-Owned Subsidiaries

Shown below are the financial statements, reclassified for purposes of standardization of the chart of accounts, as of December 31, 2008 and 2007, of the following subsidiaries of COPEL: COPEL Geração e Transmissão (GET), COPEL Distribuição (DIS), COPEL Telecomunicações (TEL), Compagas (COM), Elejor (ELE), UEG Araucária (UEG), COPEL Participações (PAR), COPEL Empreendimentos (CEM), Centrais Eólicas (CEO), and Dominó Holdings (DOM). In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form.

ASSETS 2008	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM

TOTAL ASSETS	5.380.379	5.483.670	243.934	260.485	620.177	670.698	404.461	9.905	292.375
CURRENT ASSETS	1.261.255	1.603.722	48.259	80.942	51.478	136.090	7.785	8.200	7.199
Cash and cash equivalents	920.861	354.286	29.638	55.892	136	117.189	7.598	8.097	1.424
Customers and distributors, net	220.963	759.209	-	22.450	15.300	-	-	96	-
Telecommunications services, net	-	-	10.837	-	-	-	-	-	-
Dividends receivable	-	-	-	-	-	-	-	-	5.247
Construction in progress	10.541	54.224	-	-	-	-	-	-	-
CRC transferred to the State Government	-	47.133	-	-	-	-	-	-	-
Taxes and social contributions	7.530	141.399	2.076	556	1.634	9.420	187	-	528
Account for compensation of Portion A	-	111.098	-	-	-	-	-	-	-
Other regulatory assets	-	31.511	-	-	-	-	-	-	-
Collaterals and escrow deposits	79.079	37.208	-	-	34.042	29	-	-	-
Other receivables	11.858	19.504	557	1.508	366	9.452	-	7	-
Inventories	10.423	48.150	5.151	536	-	-	-	-	-
NONCURRENT ASSETS	4.119.124	3.879.948	195.675	179.543	568.699	534.608	396.676	1.705	285.176
Long-term receivables	113.219	1.768.466	12.980	26.691	231	-	-	-	3
Customers and distributors, net	75	81.855	-	23.650	-	-	-	-	-
Telecommunications services	-	-	3.211	-	-	-	-	-	-
CRC transferred to the State Government	-	1.272.770	-	-	-	-	-	-	-
Taxes and social contributions	89.433	241.987	9.417	434	-	-	-	-	-
Account for compensation of Portion A	-	53.494	-	-	-	-	-	-	-
Other regulatory assets	-	11.085	-	-	-	-	-	-	-
Collaterals and escrow deposits	-	37.868	-	-	-	-	-	-	-
Judicial deposits	21.830	64.698	352	115	231	-	-	-	3
Other receivables	1.881	4.709	-	2.492	-	-	-	-	-
Investments	469.163	2.474	-	2	-	-	396.676	-	281.524
Property, Plant, and Equipment	3.473.522	2.081.585	181.587	150.833	568.340	534.585	-	1.705	1
Intangible Assets	63.220	27.423	1.108	2.017	128	23	-	-	3.648

LIABILITIES 2008	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM

TOTAL LIABILITIES	5,380,379	5,483,670	243,934	260,485	620,177	670,698	404,461	9,905	292,375
CURRENT LIABILITIES	942,890	1,124,075	21,960	66,455	75,516	5,901	-	1,228	5,626
Loans and financing	61,373	14,313	-	6,526	-	-	-	-	-
Debentures	-	-	-	-	25,767	-	-	-	-
Suppliers	68,791	415,006	5,287	38,769	4,597	3,501	-	2	4
Taxes and social contributions	128,827	206,295	1,922	8,842	1,209	375	-	1,226	383
Dividends due	562,618	141,100	3,655	10,814	1,538	-	-	-	5,237
Payroll and labor provisions	39,664	109,161	8,737	1,421	119	41	-	-	2
Post-employment benefits	5,908	15,106	1,018	-	-	-	-	-	-
Account for compensation of Portion A	-	28,327	-	-	-	-	-	-	-
Other regulatory liabilities	11,680	14,512	-	-	-	-	-	-	-
Customer charges due	3,548	39,575	-	-	-	-	-	-	-
R&D and EEP	28,352	93,506	-	-	2,652	1,974	-	-	-
Concession charge - ANEEL grant	-	-	-	-	38,649	-	-	-	-
Other accounts payable	32,129	47,174	1,341	83	985	10	-	-	-
LONG-TERM LIABILITIES	808,528	1,317,310	18,050	23,828	466,875	3,671	-	-	4
Loans and financing	246,927	153,326	-	13,111	26,092	-	-	-	-
Debentures	-	-	-	-	202,116	-	-	-	-
Provisions for contingencies	183,421	191,483	958	284	-	3,053	-	-	4
Investees and subsidiaries	-	597,227	-	-	238,060	-	-	-	-
Suppliers	237,807	-	-	-	-	-	-	-	-
Taxes and social contributions	-	20,869	-	8,041	-	618	-	-	-
Post-employment benefits	130,054	278,005	17,092	728	-	-	-	-	-
Account for compensation of Portion A	-	2,373	-	-	-	-	-	-	-
Other regulatory liabilities	-	7,257	-	-	-	-	-	-	-
R&D and EEP	5,324	66,755	-	-	-	-	-	-	-
Other accounts payable	4,995	15	-	1,664	607	-	-	-	-
SHAREHOLDERS' EQUITY	3,628,961	3,042,285	203,924	170,202	77,786	661,126	404,461	8,677	286,745
Share capital	3,400,378	2,171,928	194,755	85,143	69,848	707,440	397,983	3,061	113,368
Capital reserves	-	-	-	-	1,134	-	39,618	-	-
Income reserves	228,583	870,357	9,169	85,059	6,804	-	-	5,616	173,377
Accrued losses	-	-	-	-	-	(46,314)	(33,140)	-	-

STATEMENT OF OPERATIONS 2008	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM

OPERATING REVENUES	1.804.035	6.264.057	113.734	289.839	172.127	45.247	-	1.070	-
Power sales to final customers	165.006	2.804.767	-	-	2.538	-	-	-	-
Power sales to distributors	1.385.477	60.722	-	-	169.589	-	-	1.070	-
Charges for the use of the power grid	228.129	3.330.176	-	-	-	-	-	-	-
Telecommunications revenues	-	-	113.734	-	-	-	-	-	-
Distribution of piped gas	-	-	-	286.120	-	-	-	-	-
Other operating revenues	25.423	68.392	-	3.719	-	45.247	-	-	-
DEDUCTIONS FROM OPERATING REVENUES	(259.947)	(2.498.139)	(19.435)	(56.103)	(8.602)	(4.185)	-	(206)	-
NET OPERATING REVENUES	1.544.088	3.765.918	94.299	233.736	163.525	41.062	-	864	-
OPERATING COSTS AND EXPENSES	(738.654)	(3.173.767)	(77.569)	(190.381)	(93.464)	(54.327)	-	1.701	(2.149)
Power purchased for resale	(70.065)	(1.789.931)	-	-	(815)	-	-	-	-
Charges for the use of the power grid	(163.618)	(366.561)	-	-	(14.599)	(7.081)	-	-	-
Personnel and management	(160.350)	(462.382)	(32.570)	(7.641)	(1.574)	(402)	-	-	(16)
Pension and healthcare plans	(415)	(27.464)	(1.627)	37	-	-	-	-	-
Materials and supplies	(10.281)	(44.466)	(1.659)	(542)	(215)	(67)	-	(228)	(1)
Raw materials and supplies for generation	(19.577)	-	-	-	-	(2.230)	-	-	-
Natural gas and supplies for gas business	-	-	-	(163.846)	-	-	-	-	-
Third-party services	(59.533)	(207.434)	(12.295)	(4.454)	(7.573)	(13.159)	-	(478)	(1.373)
Depreciation and amortization	(135.704)	(176.081)	(29.731)	(9.364)	(16.483)	(31.722)	-	(209)	(730)
Provisions (reversals) for contingencies	(20.919)	(75.316)	3.081	(116)	-	-	-	2.625	(3)
Concession charge - ANEEL grant	-	-	-	-	(45.710)	-	-	-	-
Other operating costs and expenses	(98.192)	(24.132)	(2.768)	(4.455)	(6.495)	334	-	(9)	(26)
OTHER REVENUES (EXPENSES), NET	(952)	(7.034)	471	53	-	-	-	-	-
RESULT OF OPERATIONS	804.482	585.117	17.201	43.408	70.061	(13.265)	-	2.565	(2.149)
Financial income (losses)	23.956	146.909	3.603	5.924	(60.464)	12.471	816	3.110	(359)
Result of equity in investees	5.759	-	-	-	-	-	(655)	-	23.158
OPERATING INCOME (LOSSES)	834.197	732.026	20.804	49.332	9.597	(794)	161	5.675	20.650
Provision for income tax and s. contribution	(205.537)	(100.483)	(5.237)	(15.791)	(3.121)	-	(170)	(1.117)	(6)
Deferred income tax and social contribution	(5.483)	(87.169)	(1.723)	(1.234)	-	-	-	-	-
INCOME (LOSSES) FOR THE PERIOD	623.177	544.374	13.844	32.307	6.476	(794)	(9)	4.558	20.644

ASSETS	GET	DIS	TEL	COM	ELE	UEG	PAR	CEM	CEO

2007
TOTAL ASSETS	4,814,581	5,157,255	228,421	249,065	694,923	678,960	1,245,777	439,377	4,123

CURRENT ASSETS	1,177,056	1,583,595	22,568	88,945	111,140	120,980	65,897	42,046	2,209

Cash and cash equivalents	873,192	314,549	7,204	70,656	84,396	80,540	45,811	7,818	519
Customers and distributors, net	200,181	833,179	-	15,980	13,686	105	-	-	1,676
Telecommunications services, net	-	-	10,850	-	-	-	-	-	-
Dividends receivable	-	-	-	-	-	-	11,262	-	-
Construction in progress	7,448	43,895	-	-	-	-	-	-	-
CRC transferred to the State Government		40,509	-	-	-	-	-	-	-
Taxes and social contributions	13,946	167,393	1,475	1,231	2,425	7,114	8,650	2	-
Account for compensation of Portion A	-	67,614	-	-	-	-	-	-	-
Other regulatory assets	-	17,186	-	-	-	-	-	-	-
Collaterals and escrow deposits	60,447	24,244	-	39	10,131	13,267	-	34,226	-
Lease of the Araucária T.P.P.	-	-	-	-	-	14,223	-	-	-
Other receivables	17,303	30,353	571	524	502	5,731	174	-	14
Inventories	4,539	44,673	2,468	515	-	-	-	-	-
NONCURRENT ASSETS	3,637,525	3,573,660	205,853	160,120	583,783	557,980	1,179,880	397,331	1,914

Long-term receivables	114,605	1,673,676	17,980	23,935	137	-	229,338	-	-

Customers and distributors, net	6,527	127,121	-	21,239	-	-	-	-	-
Telecommunications services	-	-	7,251	-	-	-	-	-	-
CRC transferred to the State Government	-	1,209,853	-	-	-	-	-	-	-
Taxes and social contributions	79,761	219,205	10,360	2,629	-	-	11,985	-	-
Account for compensation of Portion A	-	25,478	-	-	-	-	-	-	-
Other regulatory assets	-	5,729	-	-	-	-	-	-	-
Collaterals and escrow deposits	-	22,423	-	-	-	-	-	-	-
Judicial deposits	27,368	58,186	369	5	137	-	545	-	-
Investees, subsidiaries, and parent company	-	-	-	-	-	-	215,050	-	-
Other receivables	949	5,681	-	62	-	-	1,758	-	-
Investments	10,901	2,428	-	2	-	-	875,732	397,331	-

Property, Plant, and Equipment	3,501,404	1,870,602	186,175	133,801	583,518	557,973	104	-	1,914

Intangible Assets	10,615	26,954	1,698	2,382	128	7	74,706	-	-

LIABILITIES 2007	GET	DIS	TEL	COM	ELE	UEG	PAR	CEM.	CEO

PASSIVO TOTAL	4.814.581	5.157.255	228.421	249.065	694.923	678.960	1.245.777	439.377	4.123
CURRENT LIABILITIES	860.461	1.213.092	14.655	63.340	44.871	11.594	18.724	61	4
Loans and financing	57.964	15.771	-	6.328	-	-	-	-	-
Debentures	-	-	-	-	3.228	-	-	-	-
Suppliers	42.795	321.545	3.673	22.105	9.626	9.615	3	-	1
Taxes and social contributions	132.193	171.217	1.257	17.666	1.132	3	75	61	3
Dividends due	504.687	178.319	-	15.922	894	-	17.237	-	-
Payroll and labor provisions	36.217	99.788	7.445	1.167	74	32	1.234	-	-
Post-employment benefits	8.748	31.569	1.783	-	-	-	163	-	-
Account for compensation of Portion A	-	143.436	-	-	-	-	-	-	-
Other regulatory liabilities	24.711	21.765	-	-	-	-	-	-	-
Customer charges due	3.970	28.752	-	-	-	-	-	-	-
R&D and EEP	31.320	149.987	-	-	2.172	1.801	-	-	-
Concession charge - ANEEL grant	-	-	-	-	27.084	-	-	-	-
Other accounts payable	17.856	50.943	497	152	661	143	12	-	-
NON-CURRENT LIABILITIES	809.678	1.280.252	20.031	27.938	532.247	5.148	251	34.847	-
Loans and financing	280.377	111.553	-	19.029	49.978	-	-	-	-
Debentures	-	-	-	-	269.314	-	-	-	-
Provisions for contingencies	155.131	147.606	1.903	160	-	3.053	-	-	-
Investees and subsidiaries	-	683.052	-	-	212.955	2.095	-	34.847	-
Suppliers	211.633	-	-	-	-	-	-	-	-
Taxes and social contributions	53	12.043	-	7.221	-	-	-	-	-
Post-employment benefits	144.084	290.421	18.128	1.528	-	-	251	-	-
Account for compensation of Portion A	-	22.330	-	-	-	-	-	-	-
Other regulatory liabilities	11.680	7.255	-	-	-	-	-	-	-
Other accounts payable	6.720	5.992	-	-	-	-	-	-	-
SHAREHOLDERS' EQUITY	3.144.442	2.663.911	193.735	157.787	117.805	662.218	1.226.802	404.469	4.119
Share capital	2.947.018	2.171.928	194.054	71.365	113.800	707.440	1.098.500	397.983	3.061
Capital reserves	-	-	701	-	1.134	-	-	39.618	-
Income reserves	197.424	491.983	-	86.422	3.767	-	128.302	-	1.058
Accrued losses	-	-	(1.020)	-	(896)	(45.222)	-	(33.132)	-

STATEMENT OF OPERATIONS 2007	GET	DIS	TEL	COM	ELE	UEG	PAR	C.EMP.	CEO

OPERATING REVENUES	1.502.310	5.929.575	92.799	273.119	158.038	164.913	-	-	504
Power sales to final customers	164.935	2.582.762	-	-	3.986	113	-	-	-
Power sales to distributors	1.275.980	76.221	-	-	154.052	85.656	-	-	504
Charges for the use of the power grid	18.122	3.207.601	-	-	-	-	-	-	-
Telecommunications revenues	-	-	92.799	-	-	-	-	-	-
Distribution of piped gas	-	-	-	265.954	-	-	-	-	-
Other operating revenues	43.273	62.991	-	7.165	-	79.144	-	-	-
DEDUCTIONS FROM OPERATING REVENUE	(220.873)	(2.377.640)	(14.148)	(50.507)	(7.989)	(10.459)	-	-	(18)
NET OPERATING REVENUES	1.281.437	3.551.935	78.651	222.612	150.049	154.454	-	-	486
OPERATING COSTS AND EXPENSES	(549.573)	(2.827.861)	(75.279)	(153.524)	(81.948)	(133.735)	(13.677)	(15)	(276)
Power purchased for resale	(55.490)	(1.412.068)	-	-	(1.678)	(34.917)	-	-	-
Charges for the use of the power grid	(169.278)	(548.598)	-	-	(15.062)	(10.205)	-	-	-
Personnel and management	(111.744)	(416.529)	(28.716)	(6.001)	(1.506)	(419)	(4.792)	-	-
Pension and healthcare plans	16.679	(1.646)	(226)	(811)	-	-	(301)	-	-
Materials and supplies	(8.701)	(48.324)	(950)	(425)	(81)	(35)	(5)	-	(180)
Raw materials and supplies for generation	10.673	-	-	-	-	(25.419)	-	-	-
Natural gas and supplies for gas business	-	-	-	(132.726)	-	-	-	-	-
Third-party services	(48.125)	(185.054)	(11.263)	(3.450)	(6.608)	(10.813)	(312)	(15)	(10)
Depreciation and amortization	(106.033)	(171.380)	(28.243)	(7.314)	(16.310)	(49.427)	(7.939)	-	(69)
Provisions (reversals) for contingencies	(2.209)	(33.877)	(3.503)	(429)	-	-	-	-	-
Concession charge - ANEEL grant	-	-	-	-	(33.497)	-	-	-	-
Other operating costs and expenses	(75.345)	(10.385)	(2.378)	(2.368)	(7.206)	(2.500)	(328)	-	(17)
OTHER REVENUES (EXPENSES), NET	(29.805)	(11.469)	(81)	-	-	1	376	-	-
RESULT OF OPERATIONS	702.059	712.605	3.291	69.088	68.101	20.720	(13.301)	(15)	210
Financial income (losses)	30.452	108.004	1.615	3.083	(60.117)	6.584	27.646	(649)	19
Result of equity in investees	148	-	-	-	-	-	51.598	12.527	-
OPERATING INCOME (LOSSES)	732.659	820.609	4.906	72.171	7.984	27.304	65.943	11.863	229
Provision for income tax and s. contribution	(182.575)	(246.293)	(3.140)	(24.284)	(1.873)	(11.100)	(2.373)	-	(17)
Deferred income tax and social contribution	(7.633)	7.144	1.522	-	-	4.675	2.537	-	-
INCOME FOR THE PERIOD	542.451	581.460	3.288	47.887	6.111	20.879	66.107	11.863	212

39. Segment Information

In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form. These statements feature the results of operations of 2008 and 2007, not taking into account the equity in the results of subsidiaries.

STATEMENT OF OPERATIONS									Subtractions and non controlling interest
	GET	DIS	TEL	COM	ELE	UEG	Other	COPEL		Consolidated
2008

OPERATING REVENUES	1.804.035	6.264.057	113.734	289.839	172.127	45.247	1.070	-	(384.714)	8.305.395
Power sales to final customers	165.006	2.804.767	-	-	2.538	-	-	-	(3.431)	2.968.880
Power sales to distributors	1.385.477	60.722	-	-	169.589	-	1.070	-	(253.764)	1.363.094
Charges for the use of the power grid	228.129	3.330.176	-	-	-	-	-	-	(85.207)	3.473.098
Telecommunications revenues	-	-	113.734	-	-	-	-	-	(33.130)	80.604
Distribution of piped gas	-	-	-	286.120	-	-	-	-	(2.411)	283.709
Leases and rents	891	50.245	-	-	-	45.246	-	-	(1.067)	95.315
Other operating revenues	24.532	18.147	-	3.719	-	1	-	-	(5.704)	40.695
DEDUCTIONS FROM OPERATING REVENUES	(259.947)	(2.498.139)	(19.435)	(56.103)	(8.602)	(4.185)	(206)	-	-	(2.846.617)
NET OPERATING REVENUES	1.544.088	3.765.918	94.299	233.736	163.525	41.062	864	-	(384.714)	5.458.778
OPERATING COSTS AND EXPENSES	(738.654)	(3.173.767)	(77.569)	(190.381)	(93.464)	(54.327)	(8.894)	(29.713)	384.792	(3.981.977)
Power purchased for resale	(70.065)	(1.789.931)	-	-	(815)	-	-	-	245.725	(1.615.086)
Charges for the use of the power grid	(163.618)	(366.561)	-	-	(14.599)	(7.081)	-	-	85.207	(466.652)
Personnel and management	(160.350)	(462.382)	(32.570)	(7.641)	(1.574)	(402)	(2.943)	(5.965)	-	(673.827)
Pension and healthcare plans	(415)	(27.464)	(1.627)	37	-	-	(407)	(140)	-	(30.016)
Materials and supplies	(10.281)	(44.466)	(1.659)	(542)	(215)	(67)	(230)	(14)	-	(57.474)
Raw materials and supplies - generation	(19.577)	-	-	-	-	(2.230)	-	-	2.533	(19.274)
Natural gas and supplies - gas business	-	-	-	(163.846)	-	-	-	-	-	(163.846)
Third-party services	(59.533)	(207.434)	(12.295)	(4.454)	(7.573)	(13.159)	(2.113)	(3.909)	42.222	(268.248)
Depreciation and amortization	(135.704)	(176.081)	(29.731)	(9.364)	(16.483)	(31.722)	(5.595)	(63)	-	(404.743)
Provisions and reversals	(20.919)	(75.316)	3.081	(116)	-	-	2.622	(8.246)	-	(98.894)
Concession charge - ANEEL grant	-	-	-	-	(45.710)	-	-	-	-	(45.710)
Compensation for use of water resources	(81.493)	-	-	-	(5.020)	-	-	-	-	(86.513)
Other operating costs and expenses	(16.699)	(24.132)	(2.768)	(4.455)	(1.475)	334	(228)	(11.376)	9.105	(51.694)
OTHER REVENUES (EXPENSES), NET	(952)	(7.034)	471	53	-	-	814	(23.875)	-	(30.523)
RESULT OF OPERATIONS	804.482	585.117	17.201	43.408	70.061	(13.265)	(7.216)	(53.588)	78	1.446.278
Financial income (losses)	23.956	146.909	3.603	5.924	(60.464)	12.471	27.247	(65.205)	(78)	94.363
Result of equity in investees	-	-	-	-	-	-	12.687	1.631	-	14.318
OPERATING INCOME (LOSSES)	828.438	732.026	20.804	49.332	9.597	(794)	32.718	(117.162)	-	1.554.959
Provision for income tax and s. contribution	(205.537)	(100.483)	(5.237)	(15.791)	(3.121)	-	(3.523)	(18.372)	-	(352.064)
Deferred income tax and social contribution	(5.483)	(87.169)	(1.723)	(1.234)	-	-	1.522	(11.995)	-	(106.082)
Minority interests	-	-	-	-	-	-	-	-	(18.069)	(18.069)
INCOME (LOSSES) FOR THE PERIOD	617.418	544.374	13.844	32.307	6.476	(794)	30.717	(147.529)	(18.069)	1.078.744

STATEMENT OF OPERATIONS										Subtractions and noncontrolling interest
	GET	TRA	DIS	TEL	COM	ELE	UEG	Other	COPEL		Consolidated
2007

OPERATING REVENUES	1.502.310	390.991	5.929.575	92.799	273.119	158.038	164.913	504	-	(592.155)	7.920.094
Power sales to final customers	164.935	-	2.582.762	-	-	3.986	113	-	-	(4.116)	2.747.680
Power sales to distributors	1.275.980	-	76.221	-	-	154.052	85.656	504	-	(224.818)	1.367.595
Charges for the use of the power grid	18.122	387.753	3.207.601	-	-	-	-	-	-	(296.513)	3.316.963
Telecommunications revenues	-	-	-	92.799	-	-	-	-	-	(28.906)	63.893
Distribution of piped gas	-	-	-	-	265.954	-	-	-	-	(21.874)	244.080
Leases and rents	245	1.168	46.219	-	-	-	79.144	-	-	(1.009)	125.767
Other operating revenues	43.028	2.070	16.772	-	7.165	-	-	-	-	(14.919)	54.116
DEDUCTIONS FROM OPERATING REVENU	(220.873)	(36.660)	(2.377.640)	(14.148)	(50.507)	(7.989)	(10.459)	(18)	-	1.861	(2.716.433)
NET OPERATING REVENUES	1.281.437	354.331	3.551.935	78.651	222.612	150.049	154.454	486	-	(590.294)	5.203.661
OPERATING COSTS AND EXPENSES	(549.573)	(149.515)	(2.827.861)	(75.279)	(153.524)	(81.948)	(133.735)	(13.968)	(209.180)	590.294	(3.604.289)
Power purchased for resale	(55.490)	-	(1.412.068)	-	-	(1.678)	(34.917)	-	-	224.818	(1.279.335)
Charges for the use of the power grid	(169.278)	-	(548.598)	-	-	(15.062)	(10.205)	-	-	297.076	(446.067)
Personnel and management	(111.744)	(74.606)	(416.529)	(28.716)	(6.001)	(1.506)	(419)	(4.792)	(5.621)	217	(649.717)
Pension and healthcare plans	16.679	245	(1.646)	(226)	(811)	-	-	(301)	(89)	-	13.851
Materials and supplies	(8.701)	(4.665)	(48.324)	(950)	(425)	(81)	(35)	(185)	(6)	154	(63.218)
Raw materials and supplies - generation	10.673	-	-	-	-	-	(25.419)	-	-	23.700	8.954
Natural gas and supplies - gas business	-	-	-	-	(132.726)	-	-	-	-	-	(132.726)
Third-party services	(48.125)	(15.632)	(185.054)	(11.263)	(3.450)	(6.608)	(10.813)	(337)	(5.249)	45.589	(240.942)
Depreciation and amortization	(106.033)	(43.242)	(171.380)	(28.243)	(7.314)	(16.310)	(49.427)	(8.008)	-	-	(429.957)
Provisions and reversals	(2.209)	(5.287)	(33.877)	(3.503)	(429)	-	-	-	(197.130)	-	(242.435)
Concession charge - ANEEL grant	-	-	-	-	-	(33.497)	-	-	-	-	(33.497)
Compensation for use of water resources	(69.472)	-	-	-	-	(4.466)	-	-	-	-	(73.938)
Other operating costs and expenses	(5.873)	(6.328)	(10.385)	(2.378)	(2.368)	(2.740)	(2.500)	(345)	(1.085)	(1.260)	(35.262)
OTHER REVENUES (EXPENSES), NET	(29.805)	(2.659)	(11.469)	(81)	-	-	1	376	12.910	(382)	(31.109)
RESULT OF OPERATIONS	702.059	202.157	712.605	3.291	69.088	68.101	20.720	(13.106)	(196.270)	(382)	1.568.263
Financial income (losses)	30.452	6.523	108.004	1.615	3.083	(60.117)	6.584	27.016	(102.915)	(2)	20.243
Result of equity in investees	-	-	-	-	-	-	-	8.795	714	-	9.509
OPERATING INCOME (LOSSES)	732.511	208.680	820.609	4.906	72.171	7.984	27.304	22.705	(298.471)	(384)	1.598.015
Provision for income tax and s. contribution	(182.575)	(61.894)	(246.293)	(3.140)	(24.284)	(1.873)	(11.100)	(2.390)	(2.619)	-	(536.168)
Deferred income tax and social contribution	(7.633)	6.030	7.144	1.522	-	-	4.675	2.537	61.578	-	75.853
Minority controlling interest	-	-	-	-	-	-	-	-	-	(31.090)	(31.090)
INCOME (LOSSES) FOR THE PERIOD	542.303	152.816	581.460	3.288	47.887	6.111	20.879	22.852	(239.512)	(31.474)	1.106.610

REPORT BY THE INDEPENDENT AUDITORS

To the

Shareholders, Directors, and Officers of

Companhia Paranaense de Energia - COPEL

Curitiba - PR

1. We have reviewed the balance sheets of Companhia Paranaense de Energia – COPEL (Parent Company and consolidated) as of December 31, 2008 and 2007 and the corresponding statements of income, of changes in shareholders' equity (Parent Company), of cash flows, and of added value for the fiscal years ended on those dates, prepared under the responsibility of the Company’s senior management. Our duty is to issue an opinion about these financial statements.

2. Our reviews were carried out in compliance with the audit rules applicable in Brazil and comprised: (a) planning, considering the importance of balances, the volume of transactions, and the accounting and internal control systems of the Company and of its subsidiaries, (b) the verification, based on testing, of the evidence and of the records on which the disclosed accounting amounts and information are based, and (c) the evaluation of the most representative accounting practices and estimates adopted by the management of the Company and of its subsidiaries, as well as the presentation of the financial statements as a whole.

3. We believe the financial statements discussed in paragraph 1 adequately convey, in all material aspects, the balance sheet and financial position of Companhia Paranaense de Energia – COPEL (Parent Company and consolidated) as of December 31, 2008 and 2007, and the results of operations, the changes in shareholders’ equity (Parent Company), the cash flows, and the added values in connection with the operations conducted in the fiscal years ended on those dates, in compliance with the accounting practices adopted in Brazil.

4. As mentioned in note 4, due to changes in the accounting practices adopted in Brazil during 2008, the financial statements for the year ended on December 31, 2007, presented for purposes of comparison, have been reclassified and are being republished. We have not identified any adjustments which could have an impact on the Company’s income and on its shareholders’ equity as of December 31, 2007.

Curitiba, March 18, 2009.

DELOITTE TOUCHE TOHMATSU	Iara Pasian

Independent Auditors	Accountant

CRC nº 2 SP 011609/O-8 F-PR	CRC nº 1 SP 121517/O-3 S/PR

SUMMARY OF THE ANNUAL REPORT BY THE AUDIT COMMITTEE

The Audit Committee of Companhia Paranaense de Enegia – COPEL, pursuant to its annual schedule of meetings, previously discussed and approved by its members, held regular bimonthly meetings; quarterly meetings with the Fiscal Council, to review the Company’s financial statements; and monthly meetings with the Company’s executive officers, independent auditors, and the internal audit team in order to make inquiries and to review other matters within the scope of its powers.

In 2008, the Committee focused on evaluating the internal control and risk management systems; on evaluating the work of the external auditors (Deloitte Touche Tohmatsu) and its results as far as the Company’s financial statements and reports; on analyzing the aspects concerning the preparation process for snapshot statements and balance sheets, notes, and financial reports published in conjunction with the consolidated financial statements; on reviewing the relevant practices used by COPEL for the preparation of its financial statements; and on analyzing and keeping track of the work done by the Internal Audit team, in order to improve its performance.

The regulatory duties of the Committee included, among other activities:

a) analysis and report on the balance sheet for 2007; b) evaluation and approval of the results and the financial information for the four quarters of 2008; c) monitoring of the progress of the Company's budget; d) review of the financial statements and how they are prepared and presented; e) monitoring and approval of the hiring of an independent auditing company; f) monitoring and supervision of the work conducted by the Company's Internal Audit Team; g) monitoring of the review of alternative accounting treatment methods for accounting and financial information; h) monitoring of the review of the Company’s risk assessment and management policies; i) evaluation of the main activities by the Chief Executive Office, the Chief Power Generation and Transmission and Telecommunications Office, the Chief Management Office, the Chief Power Distribution Office, and the Chief Finance, Investor Relations, and Corporate Partnerhips Office; j) analysis, approval, and monitoring of the Internal Audit Team's planning for 2008; k) monitoring of complaints submitted to the Company’s Ombudsman’s Office through the Confidential Communication Channel, as well as monitoring of the actions taken by the Ombudsman’s Office as regards the automation and advertising of this channel; l) approval of the Company’s 20-F Form; m) monitoring of the Asset Management System (Sistema de Gestão de Ativos or SIGA), created to monitor the management of the companies in which COPEL holds interests; n) analysis and monitoring of the reports prepared by the Internal Audit Team; o) monitoring of the work conducted by the Independent Auditors; p) verification of the recommendations made by COPEL’s independent auditing company and by the Audit Committee itself; q) monitoring of the continuity of the work under the Integrated Corporate Risk Management (Gestão Integrada de Riscos Corporativos or GIRC) program; r) certification of the Affidavit of Independence of the external auditors; s) evaluation of the Auditing Plan and report on the activities by Deloitte Touche Tohmatsu in 2008, in light of Law no. 11,638/07; t) monitoring the results of the evaluations of the process to improve internal controls in compliance with the requirements of the Sarbanes-Oxley Act, submitted by the Independent Auditors, and also through a self-evaluation questionnaire filled out by the members of the Audit Committee.

Based on the review by the Committee, the procedures and actions adopted to monitor the control and risk management systems, in all material aspects, are well established and properly organized, and no material exceptions that could affect their effectiveness were detected. The Committee only detected minor exceptions, which are being addressed, in order to improve the quality of the financial information, to eliminate risks, and to strengthen the internal control system as a whole.

Based on these reviews and on information provided by Deloitte itself, the Committee attests to the objectivity and independence of the Independent Auditors, since it has not detected any situations which might compromise them. COPEL’s Internal Audit structure, the qualifications of its technical and managerial staff, and the results of their work have also been evaluated as adequate by the Committee.

There has been no record of any reports of violation of rules, lack of controls, actions or omissions by COPEL’s senior management which indicated the existence or evidence of fraud, flaws, or errors which jeopardized the continuity of COPEL or the credibility of its financial statements.

In light of the existing internal control systems, of the range and effectiveness of the work conducted by the independent auditors, and of their opinion, the Audit Committee believes the financial statements as of December 31, 2008 adequately convey the balance sheet and financial position of Companhia Paranaense de Energia – COPEL, in compliance with the accounting practices adopted in Brazil, with the Brazilian Corporate Law, with the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or CVM), and with the regulations issued by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL) and by the National Telecommunications Agency (Agência Nacional de Telecomunicações or ANATEL), and recommends to the Board of Directors that these statements be approved.

Curitiba, March 18, 2009

Laurita Costa Rosa
Chairwoman

Jorge Michel Lepeltier

Rogério de Paula Quadros

REPORT BY THE FISCAL COUNCIL ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED ON DECEMBER 31, 2008

The members of the Fiscal Council of Companhia Paranaense de Energia - COPEL, undersigned herein, pursuant to their legal powers and duties, reviewed the Financial Statements, the 2008 Annual Management and Sustainability Report, and the Management’s Proposal for Distribution of Net Income for the fiscal year ended on December 31, 2008, and, based on their analyses, on further clarifications by the senior management, and on the Report by the Independent Auditors, Deloitte Touche Tohmatsu, dated March 18, 2009, concluded that the reviewed documents are adequately presented, in all material aspects, so that they are favorable to the submission of these statements for review and approval at the General Shareholders’ Meeting.

Curitiba, March 18, 2009.

HERON ARZUA

MÁRCIO LUCIANO MANCINI

WILSON PORTES

BEATRIZ OLIVEIRA FORTUNATO

ACKNOWLEDGEMENT

This report was written with the participation of several areas within the company and staff. We are grateful for their hard work, especially to the employees listed below, who contributed a great deal to the production of this document:

Afra Maria Miceli • Adelcio Luiz Volpi • Adriano Fedalto • Anelize Miyuki Kanda • Alvacelia Serenato • Aparecido Izabel Massi • Carlos Alberto Correia Lucio • Carlos Eduardo Almeida • Carmen Lucia Canalli • Carolina de O. Lobato da Costa • Claudemir Gonçalves Ricardo • Denise Mazzali J. de Souza • Denise Teixeira Gomes • Edilson Antonio Catapan • Eduardo Drongek Filho • Eduardo M. de Camargo Filho • Ênio César Pieczarka • Fausto Luso Barreiros • Franklin Kelly Miguel • Hildamara Brondani Coelho • Ivete Hitomi Eurich • Jamilton Watanabe Lobo • Josmar Roberto Santoro • Leonardo da Silva Mendes • Luís Gustavo Socher • Luiz Gustavo Martins • Marcelo Sanchotene Cunha • Marcos Aurelio Cassias Pereira • Margarete Pisetta Almeida • Maria Cristina Navarro Lins Paul • Marilene Bescrovaine • Marlene Zannin • Marlos Gaio • Maristela Pereira Purkot • Maurício Rocco • Murilo Batista Júnior • Neide Regina Fazolo Spanholi • Norton Frehse Nicolazzi • Paulo Afonso Ritter Gomes • Ricardo Augusto Hauer • Rita de Cássia G. Cerqueira • Roberto Marchioro Junior • Rosana Aparecida Varassin Rezende • Rosane de Souza • Solange Elizabeth M. Gomide • Susie Cristina Pontarolli • Waldemiro Pedroso Sobrinho

Editor: Denise Mazzali Jorge de Souza

Final revision: Denise Mazzali Jorge de Souza • Sandi Luiz Bartnik Godinho • Christiane Elizabeth Righetto

Coordination area: Secretaria da Administração Societária e de Gestão de Documentação Corporativa da Copel

Rua Coronel Dulcídio, 800 - 8º andar - Batel • 80420-170 • Curitiba - PR • Fone: (41) 3331-4722

Report coordinators: Marlos Gaio (marlos.gaio@copel.com) • Denise Mazzali Jorge de Souza (denise.mazzali@copel.com)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 08, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.